2007 ANNUAL REPORT
NOTICE OF 2008 ANNUAL MEETING
AND PROXY STATEMENT

May 2008

To our Shareholders,

During 2007, we made substantial progress toward our goal of becoming a premier biotechnology company in the rapidly emerging field of RNA interference, or RNAi, while at the same time experiencing disappointment that our intranasal parathyroid hormone (PTH_{1-34}, or PTH) for osteoporosis was returned to us by our partner, Procter & Gamble Pharmaceuticals, Inc., resulting in a rapid and severe decline in our stock price.

In order to achieve our objectives in RNAi, advance our most promising intranasal programs, and enhance shareholder value over the long term, we announced a corporate restructuring intended to significantly reduce our costs and realign our priorities toward our most promising science. The restructuring has essentially been completed and we are well positioned to continue the development of our RNAi programs and complete the current Phase 2 studies in insulin for type 2 diabetes and Peptide YY_{3-36} (PYY) for obesity.

As a result of a comprehensive strategic review, we determined that our business strategy and future R&D investments would best be directed toward the accelerated development, partnering and, ultimately, commercialization of our RNAi assets. To demonstrate our commitment to this new direction for our company, we have proposed to change our name to MDRNA, Inc. to reflect our primary focus on our proprietary RNAi technology and the development and partnering of RNAi therapeutics. We believe the application of our molecular biology-based drug delivery technology to the field of RNAi therapeutics, and the success we have experienced to date in terms of technology and intellectual property development, have positioned us to emerge as a strong player in RNAi with the significant upside potential these assets create. Additional information related to our proposed name change is available in our attached proxy statement.

Since 2003, we have been actively developing and acquiring novel RNAi technology and intellectual property. We focus on three key areas which can be described as building blocks, cargoes and delivery vehicles. "Building blocks" refers to the chemical structures of which the RNAi is made, for example including Nastech's proprietary Ribo-Thymidine molecules. "Cargoes" refers to the RNAi sequences themselves, and include Nastech's focus on Dicer substrates licensed from City of Hope, and our own meroduplex molecules, which are three-stranded structures rather than the typical two-stranded RNAi structures. "Delivery vehicles" include lipids, peptides and targeting compounds that derive from our extensive work in molecular biology based drug delivery.

The result is that MDRNA can now move forward with a matrix of platform technologies that address the delivery and intellectual property opportunities in the field of RNAi therapeutics.

In March 2008, we announced the formation of a Scientific Advisory Board for our RNAi technology comprised of four leading scientists and researchers, including two Nobel Laureates. These outstanding individuals will provide valuable advice and support as we seek to enhance shareholder value by capitalizing on RNAi, a highly promising and intensive area of biopharmaceutical research and development.

During 2008, we are focusing our resources on the execution of an RNAi business strategy with two components: first, to enhance our patent estate, which already provides access to all 20,000-plus potential human gene targets with freedom to operate for our partners and ourselves; and second, to offer a toolbox of drug delivery solutions featuring proprietary compounds and drug product characteristics that can be tailored to meet our program needs and those of our partners. At present, we are pursuing RNAi partnership opportunities with biopharmaceutical companies in a variety of disease areas, including inflammation, infection, cancer and cardiovascular disease.

Even as we advance our RNAi programs, we remain focused on creating value for shareholders from our Phase 2 pipeline of non-invasive, intranasal peptides, including PTH for osteoporosis, insulin for type 2 diabetes and PYY for obesity.

Currently, we are completing two Phase 2 trials for insulin. Data from the first group of patients to complete the study are very encouraging and we look forward to presenting the final Phase 2 insulin data at the American Diabetes Association's 68th Annual Scientific Sessions meeting on June 7. We are also completing a six month PYY weight loss study. Data from this study will be submitted to a major obesity conference in the third quarter of 2008. We are currently in discussions with potential partners for the remaining development and commercialization of insulin, PYY and PTH.

In addition to our Phase 2 programs, we also have an ongoing collaboration with Amylin Pharmaceuticals for a nasal spray dosage form of exenatide. Amylin, in partnership with Eli Lilly, markets an injected form of exenatide, BYETTA®, an FDA approved drug for treatment of type 2 diabetes.

2007 was a challenging year for us. We have restructured the company, reduced our headcount by approximately 60 percent and reduced program spending while preserving our key clinical-stage programs and further developing our RNAi assets. As part of the restructuring of the company, we are strengthening the RNAi expertise on our Board of Directors through the addition of three outstanding individuals. I wish to thank those directors who are retiring from our Board of Directors for their commitment and long service to our company and our shareholders and I welcome our new directors whose experience and guidance will be invaluable to shaping our future.

On behalf of our Board of Directors and management, I would like to thank you, our shareholders, employees and other stakeholders, for your continued confidence and support. We enthusiastically look forward to positive developments in 2008 and beyond.

Sincerely,

Steven C. Quay, M.D., Ph.D.
Chairman and Chief Executive Officer

NASTECH™

PHARMACEUTICAL COMPANY INC.

3830 Monte Villa Parkway
Bothell, Washington 98021

Proxy Statement

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held Tuesday, June 10, 2008 at 9:00 A.M. (Eastern Daylight Time)

TO THE STOCKHOLDERS OF NASTECH PHARMACEUTICAL COMPANY INC.:

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of NASTECH PHARMACEUTICAL COMPANY INC. will be held on Tuesday, June 10, 2008, at 9:00 A.M., Eastern Daylight Time, at The University Club, 1 West 54th Street, New York, New York 10019 to consider and vote on the following proposals:

1. To elect eight (8) persons to our Board of Directors, each to hold office until the 2009 annual meeting of stockholders and until their respective successors shall have been duly elected or appointed and qualify;
2. To consider and vote upon a proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the ensuing year;
3. To consider and vote upon a proposal to change our capital structure by increasing the number of authorized shares of common stock from 50,000,000 to 90,000,000;
4. To consider and vote upon a proposal to adopt the Company's 2008 Stock Incentive Plan; and
5. To consider and vote upon a proposed amendment to our certificate of incorporation to change the name of the Company to "MDRNA, Inc."

The enclosed Proxy Statement includes information relating to these proposals. Additional purposes of the Annual Meeting are to receive reports of officers (without taking action thereon) and to transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record as of the close of business on April 11, 2008 are entitled to notice of and to vote at the Annual Meeting. The holders of at least a majority of our outstanding shares of common stock present in person or by proxy are required for a quorum. You may vote electronically through the Internet or by telephone. The instructions on your proxy card describe how to use these convenient services. Of course, if you prefer, you can vote by mail by completing your proxy card and returning it to us in the enclosed envelope.

By Order of the Board of Directors,

Bruce R. York
Secretary and CFO

May 5, 2008
Bothell, Washington

OUR BOARD OF DIRECTORS APPRECIATES AND ENCOURAGES YOUR PARTICIPATION IN OUR ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED. ACCORDINGLY, PLEASE AUTHORIZE A PROXY TO VOTE YOUR SHARES BY INTERNET, TELEPHONE OR MAIL. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY WITHDRAW YOUR PROXY, IF YOU WISH, AND VOTE IN PERSON. YOUR PROXY IS REVOCABLE IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THIS PROXY STATEMENT.

NASTECH™

PHARMACEUTICAL COMPANY INC.

3830 Monte Villa Parkway
Bothell, Washington 98021

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

To be held Tuesday, June 10, 2008 at 9:00 A.M. (Eastern Daylight Time)

ANNUAL MEETING AND PROXY SOLICITATION INFORMATION

General

This Proxy Statement is furnished in connection with the solicitation of proxies by the board of directors (the "Board of Directors") of NASTECH PHARMACEUTICAL COMPANY INC., a Delaware corporation, for use at the Annual Meeting of Stockholders to be held on Tuesday, June 10, 2008, at 9:00 A.M., Eastern Daylight Time, at The University Club, 1 West 54th Street, New York, New York 10019, and at any postponements or adjournments thereof (the "Annual Meeting"). This Proxy Statement, the Notice of Annual Meeting of Stockholders and the accompanying proxy card, are being mailed to stockholders on or about May 5, 2008.

Solicitation and Voting Procedures

Solicitation. The solicitation of proxies will be conducted by mail, and we will bear all attendant costs. These costs will include the expense of preparing and mailing proxy materials for the Annual Meeting and reimbursements paid to brokerage firms and others for their expenses incurred in forwarding solicitation materials regarding the Annual Meeting to beneficial owners of our common stock, par value $0.006 per share (the "Common Stock"). We intend to use the services of Morrow & Co., Inc., 470 West Ave., Stamford, CT 06902, in soliciting proxies and, as a result, we expect to pay approximately $7,500, plus out-of-pocket expenses, for such services. We may conduct further solicitation personally, telephonically, electronically or by facsimile through our officers, directors and regular employees, none of whom would receive additional compensation for assisting with the solicitation.

Voting. Stockholders of record may authorize the proxies named in the enclosed proxy card to vote their shares of Common Stock in the following manner:

- by mail, by marking the enclosed proxy card, signing and dating it, and returning it in the postage-paid enveloped provided;
- by telephone, by dialing the toll-free telephone number 1-800-PROXIES (1-800-776-9437) from within the United States or Canada and following the instructions. Stockholders voting by telephone need not return the proxy card; and
- through the Internet, by accessing the World Wide Website address www.voteproxy.com. Stockholders voting by the Internet need not return the proxy card.

Revocability of Proxies. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is exercised in the same manner in which it was given, or by delivering to Bruce R. York, Secretary, Nastech Pharmaceutical Company Inc., 3830 Monte Villa Parkway, Bothell, Washington 98021, a written notice of revocation or a properly executed proxy bearing a later date, or by attending the Annual Meeting and giving notice of your intention to vote in person.

Voting Procedure. The presence at the Annual Meeting of a majority of our outstanding shares of Common Stock, represented either in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. The close of business on April 11, 2008 has been fixed as the record date (the "Record Date") for determining the holders of shares of Common Stock entitled to notice of and to vote at the Annual Meeting.

Each share of Common Stock outstanding on the Record Date is entitled to one vote on all matters. As of the Record Date, there were 26,725,861 shares of Common Stock outstanding. Under Delaware law, stockholders will not have appraisal or similar rights in connection with any proposal set forth in this Proxy Statement.

Stockholder votes will be tabulated by the persons appointed by the Board of Directors to act as inspectors of election for the Annual Meeting. Shares represented by a properly executed and delivered proxy will be voted at the Annual Meeting and, when instructions have been given by the stockholder, will be voted in accordance with those instructions. If no instructions are given, the shares will be voted FOR Proposal Nos. 1, 2, 3, 4 and 5. Abstentions and broker non-votes will each be counted as present for the purpose of determining whether a quorum is present at the Annual Meeting. Abstentions will have no effect on the outcome of the election of directors, but will be counted as a vote AGAINST the ratification of KPMG LLP as our independent registered public accounting firm for the ensuing year, AGAINST the proposed increase in the number of authorized shares of Common Stock from 50,000,000 to 90,000,000, AGAINST the approval of our 2008 Stock Incentive Plan and AGAINST the proposal to change our corporate name.

Broker non-votes will have no effect on the outcome of the election of directors, the ratification of KPMG LLP as our independent registered public accounting firm or the approval of our 2008 Stock Incentive Plan, but will be considered as a vote AGAINST the proposed increase in the number of authorized shares of Common Stock from 50,000,000 to 90,000,000 and AGAINST the proposal to change our corporate name. A broker non-vote occurs when a broker submits a proxy card with respect to shares of Common Stock held in a fiduciary capacity (typically referred to as being held in "street name"), but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner. Conduct Rule 2260 of the Nasdaq Stock Market ("Nasdaq") states that member organizations are not permitted to give proxies when instructions have not been received from beneficial owners; provided, however, that a member organization may give proxies when instructions have not been received from beneficial owners if given pursuant to the rules of a national securities exchange to which the member is also responsible. Under Rule 452 of the New York Stock Exchange (the "NYSE"), which governs brokers who are voting with respect to shares held in street name, a broker may have the discretion to vote such shares on routine matters, but not on non-routine matters. Routine matters include the election of directors, the ratification of independent registered public accounting firm and increases in authorized common stock for general corporate purposes. Accordingly, a broker that is a member organization of Nasdaq will not be permitted to vote a properly executed proxy when no instructions have been given, unless such broker is also a member of the NYSE, in which case such broker would have the discretion to vote the proxy for Proposal Nos. 1, 2, 3 and 5 in accordance with Rule 452 of the NYSE, but will not have discretion to cast a vote on Proposal No. 4.

On each matter properly presented for consideration at the Annual Meeting, stockholders will be entitled to one vote for each share of Common Stock held. Stockholders do not have cumulative voting rights in the election of directors. For the election of directors, the nominees who receive a plurality of votes from the shares present and entitled to vote at the Annual Meeting will be elected. For the ratification of our independent registered public accounting firm and for the approval of the 2008 Stock Incentive Plan, the vote of a majority of the shares present and entitled to vote is required. For the approval of the proposal to change our capital structure and the proposal to change our corporate name the affirmative vote of a majority of our outstanding shares of Common Stock is required.

If any other matters are properly presented for consideration at the meeting, the persons named in the enclosed proxy will have discretion to vote on those matters in accordance with their best judgment.

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement or our annual report may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of either document to you if you call or write us at the following address or phone number: Nastech Pharmaceutical Company Inc., 3830 Monte Villa Parkway, Bothell, Washington 98021, phone: (425) 908-3600, Attention: Bruce R. York, Secretary. If you want to receive separate copies of our annual report and Proxy Statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

PROPOSAL NO. 1:

ELECTION OF DIRECTORS

General

Our Amended and Restated Bylaws (the "Bylaws") provide that the Board of Directors shall consist of not less than five (5) members and not more than eleven (11) members, as fixed by the Board of Directors. Following the Annual Meeting, the number of our Board of Directors shall be fixed at eight (8).

At the Annual Meeting, eight (8) directors are to be elected by the holders of the Common Stock to serve until the 2009 annual meeting of our stockholders and until such directors' respective successors are elected or appointed and qualify or until any such director's earlier resignation or removal. The Board of Directors, acting upon the recommendation of its Nominating and Corporate Governance Committee, has nominated Dr. Steven C. Quay, Susan B. Bayh, Alexander D. Cross, Ph.D., John V. Pollock, Bruce R. Thaw, James Rothman, Ph.D., Gregory Sessler and Daniel Peters for election to the Board of Directors at the Annual Meeting. In the event any nominee is unable or unwilling to serve as a director at the time of the Annual Meeting, the proxies may be voted for the balance of those nominees named and for any substitute nominee designated by the current Board of Directors or the proxy holders to fill such vacancy or for the balance of those nominees named without the nomination of a substitute, or the size of the Board of Directors may be reduced in accordance with our Bylaws.

Nominees

The following information is submitted concerning the nominees for election as directors based upon information received by us from such persons:

Dr. Steven C. Quay. Dr. Quay has served as our Chairman of the Board and Chief Executive Officer ("CEO") since August 2000, and he served as our President from August 2000 until December 19, 2007. Dr. Quay has also served as the Chairman and CEO of MDRNA Research, Inc. (formerly MDRNA, Inc.), our wholly-owned subsidiary, since August 2007. In 1999, Dr. Quay founded and was Chairman, President and CEO of Atossa Healthcare, Inc. ("Atossa"), which focused on the development of a proprietary platform of diagnostics and treatments related to breast cancer risk assessment and therapeutics and other healthcare products for women. We acquired Atossa in August 2000. In 1991, Dr. Quay founded Sonus Pharmaceuticals, Inc. ("Sonus"), a company engaged in the research and development of drug delivery systems and oxygen delivery products based on emulsion and surfactant technology, where he served as CEO, President and a director until June 1999. In 1984, Dr. Quay founded Salutar, Inc. ("Salutar") to develop contrast agents for magnetic resonance imaging. Two pharmaceuticals, OmniScan® and TeslaScan®, were invented by Dr. Quay at Salutar and are now FDA-approved for sale in the United States and other countries. Dr. Quay has authored more than 100 papers in diagnostic imaging, oncology, RNA interference and biochemistry and holds 65 U.S. patents. Dr. Quay graduated from the University of Michigan Medical School, where he received an M.A. and a Ph.D. in biological chemistry in 1974 and 1975, respectively, and an M.D. in 1977. Dr. Quay completed his post-graduate work in the chemistry department of Massachusetts Institute of Technology and received his residency training at Massachusetts General Hospital, Harvard Medical School in Boston. From 1980 to 1986, he was a faculty member of Stanford University School of Medicine. Dr. Quay serves as a member of the Board of Directors pursuant to an agreement with us set forth in his employment agreement. See "Executive Compensation — Employment Agreements."

Susan B. Bayh. Mrs. Bayh has been a member of our Board of Directors since July 2005 and currently serves as a member of the Compensation and Chairperson of the Nominating and Corporate Governance Committees of our Board of Directors. Mrs. Bayh currently serves on the boards of directors of Curis, Inc., a therapeutic drug development company, Dendreon Corporation, a therapeutic drug development company, Dyax Corp., a biopharmaceutical company, Emmis Communications, a diversified media company, and Wellpoint, Inc., a Blue Cross/ Blue Shield company. In addition, Mrs. Bayh is a member of the Audit and Compensation Committees of the board of directors of Curis, Inc., and a member of the Compensation Committee of the board of directors of Emmis Communications. Previously, Mrs. Bayh also served on the boards of directors of Cubist Pharmaceuticals, Inc., a pharmaceutical company, from 2000 to 2004, and Esperion Therapeutics, Inc., a biopharmaceutical company, from 2000 to 2003. From 1994 to 2004, she was a Distinguished Visiting Professor at the College of Business Administration at Butler University in Indianapolis, Indiana. From 1994 to 2000, she was a Commissioner for the International Joint Commission of the Water Treaty Act between the United States and Canada. From 1989 to 1994, Mrs. Bayh served as an attorney in the Pharmaceutical Division of Eli Lilly and Company. Mrs. Bayh earned a Bachelor of Arts degree from the University of California at Berkeley and received her J.D. degree from the University of Southern California Law Center.

Alexander D. Cross, Ph.D. Dr. Cross has been a member of our Board of Directors since July 2005 and currently is the Chairperson of the Audit and a member of the Nominating and Corporate Governance Committees of the Board of Directors. Dr. Cross served on the board of directors of Ligand Pharmaceuticals Inc. and was a member of its Audit and Compensation Committees until March 2007. Dr. Cross also served as Chairman of the Board and CEO of Cytopharm, Inc. until August 2006. Dr. Cross has been a consultant in the fields of pharmaceuticals and biotechnology since January 1986 and is presently a principal of NDA Partners. Previously, Dr. Cross served as President and CEO of Zoecon Corporation, a biotechnology company, from April 1983 to December 1985, and Executive Vice President and Chief Operating Officer from 1979 to 1983. Dr. Cross also previously held several corporate management positions at Syntex Corporation from 1961 through 1979. Dr. Cross holds 109 issued United States patents and is the author of 90 peer-reviewed publications. Dr. Cross received his B.Sc., Ph.D. and D.Sc. degrees from the University of Nottingham, England, and is a Fellow of the Royal Society of Chemistry.

Daniel Peters. Mr. Peters was most recently President and CEO of Medical Diagnostics at GE Healthcare and a corporate officer at GE, retiring at the end of 2007. Prior to his role at GE, Mr. Peters served as Chief Operating Officer at Amersham Health. Previously, Mr. Peters served as the President of Nycomed Amersham Imaging Inc, where he was responsible for managing the company's diagnostic pharmaceutical operations in North, South and Central America. Mr. Peters had been President of Nycomed Imaging Inc. in the Americas from 1994 to 1997. Prior to that, Mr. Peters held roles of increasing responsibility within the U.S. pharmaceuticals business of Sterling Winthrop, being appointed President of the U.S. Pharmaceutical business in 1993. Mr. Peters is currently on the board of Phadia AB in Uppsala Sweden, serving as Chairman. Previously, Mr. Peters served as a Trustee and founding member of the Health Care Institute of New Jersey from 1996 to 2006, a board member of the Pharmaceutical Research and Manufacturers of America from 1995 to 2005, and a board member of the National Pharmaceutical Council from 1990 to 1993. Mr. Peters also served on the board of Diatide Inc. from 1994 to 1997. Mr. Peters holds a bachelors degree from Western Illinois University.

John V. Pollock. Mr. Pollock has been a member of our Board of Directors since September 1993, and currently serves as a member of the Audit and Compensation Committees of the Board of Directors. Mr. Pollock is presently the Executive Vice President of United Bank in Vienna, Virginia. From 1975 through the present, he has been a senior banking executive and CEO of other banks in the Washington, D.C. area. From 1991 to 2003, Mr. Pollock served as a director of Frank E. Basil, Inc., a worldwide provider of facilities maintenance, engineering and operations maintenance services. Mr. Pollock has also served as a consultant to the partners of Basil Properties and as President of Nastech-Basil International, Inc., a joint venture between Basil Properties and us, which joint venture was dissolved in 1993.

James E. Rothman, Ph.D. Dr. Rothman is one of the world's most distinguished biochemists and cell biologists and is currently the Clyde and Helen Wu Professor of Chemical Biology and Director of Columbia University's Judith P. Sulzberger, M.D. Genome Center. From 2004 until 2007, Dr. Rothman served as Chief Science Advisor of GE Healthcare. He is renowned for discovering the molecular machinery responsible for the transfer of materials among compartments within cells. Prior to joining Columbia University in 2004, Dr. Rothman held Professorships at Stanford University from 1978 to 1988 and Princeton University from 1988 to 1991. In 1991, he founded the Cellular Biochemistry and Biophysics Department at Memorial Sloan-Kettering Cancer Center and was Vice- Chairman of Sloan-Kettering in New York City from 1991 to 2004. Dr. Rothman's pioneering research in cell biology has been recognized by the U.S. National Academy of Sciences in 1993. He has also received numerous international awards, including the Lasker Award in 2002.

Gregory Sessler. Mr. Sessler has served as the Executive Vice President and Chief Financial Officer ("CFO") of Spiration, Inc. since 2002, and is also currently a director and chairman of the audit committee of VLST, Corp. Prior to joining Spiration, Mr. Sessler served as Senior Vice President and CFO of Rosetta Inpharmatics, a leader in informational genomics, from March 2000 until its acquisition by Merck & Co., Inc. ("Merck") in July 2001 for $540 million. Mr. Sessler is a member of the AICPA and FEI, and he previously served on the board of directors of Corixa Corporation. He also serves on the Executive Committee and is a past chairman of the board of directors of the Washington Biotechnology and Biomedical Association. Mr. Sessler holds a bachelors degree, magna cum laude, from Syracuse University and an MBA from the Stanford Graduate School of Business.

Bruce R. Thaw. Mr. Thaw has been a member of our Board of Directors since June 1991 and currently serves as Lead Independent Director and as a member of the Audit and Compensation Committees of the Board of Directors. Since January 2000, Mr. Thaw has served as the President and CEO of Bulbtronics, Inc., a national distributor of technical and specialty light sources and related products to the medical, scientific, entertainment and industrial markets. Mr. Thaw is a practicing attorney and was admitted to the bar of the State of New York in 1978 and the California State Bar in 1983. From 1984 to 2001, Mr. Thaw served as our general counsel. From 1990 until April 2007, Mr. Thaw served as a member of the board of directors of SafeNet, Inc., a company that designs, manufactures and markets information security systems, products and services that protect and secure digital identities, communications, intellectual property and applications over wide area networks and virtual private networks. Mr. Thaw holds a B.B.A. degree in Banking and Finance from Hofstra University and a J.D. degree from the Hofstra University School of Law.

Vote Required and Board of Directors' Recommendation

Assuming a quorum is present, the affirmative vote of a plurality of the votes cast at the Annual Meeting, either in person or by proxy, is required for the election of a director. For purposes of the election of directors, abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" ALL OF THE NOMINEES NAMED IN PROPOSAL NO. 1.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Set forth below is certain information as of December 31, 2007 with respect to each person or group who is known to us, in reliance on Schedules 13D and 13G reporting beneficial ownership and filed with the Securities and Exchange Commission (the "SEC"), to beneficially own more than 5% of our outstanding shares of Common Stock. Except as otherwise noted below, all shares of Common Stock are owned beneficially by the individual or group listed with sole voting and/or investment power.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
FMR Corp.(1)	2,885,914	11.18%
Barclays Global Investors (Deutschland) AG (2)	1,359,684	5.27%

(1) Address: 82 Devonshire Street, Boston, MA 02109. Share information is furnished in reliance on the Schedule 13G/A dated February 13, 2008 of FMR Corp. filed with the SEC, which represents holdings as of December 31, 2007.

(2) Address: Apianstrasse 6, D-85774, Unterfohring, Germany. Share information is furnished in reliance on the Schedule 13G/A, dated January 10, 2008 of Barclays Global Investors (Deutschland) AG filed with the SEC, which represents holdings as of December 31, 2007.

Proxy Statement

SECURITY OWNERSHIP OF MANAGEMENT

Set forth below is certain information as of March 31, 2008 for (i) the members of and nominees for the Board of Directors, (ii) our executive officers named in the Summary Compensation Table below, and (iii) our directors and executive officers as a group. Unless otherwise indicated, the business address of each person in the table below is c/o Nastech Pharmaceutical Company Inc., 3830 Monte Villa Parkway, Bothell, Washington 98021. No shares identified below are subject to a pledge.

Name	Age	Number of Shares(1)	Percent of Shares Outstanding (%)(1)
Susan B. Bayh, Director	48	47,735(2)	*
Dr. Alexander D. Cross, Director	76	54,500(3)	*
Dr. Ian R. Ferrier, Director	65	32,657(4)	*
Myron Z. Holubiak, Director	61	54,157(5)	*
Leslie D. Michelson, Director	57	81,892(6)	*
Daniel Peters, Director Nominee	56	—	*
John V. Pollock, Director	69	103,333(7)	*
James E. Rothman, Director Nominee	57	—	*
Gregory Sessler, Director Nominee	55	—	*
Gerald T. Stanewick, Director(8)	61	187,412(9)	*
Bruce R. Thaw, Director	55	210,041(10)	*
Devin N. Wenig, Director	41	347,453(11)	1.3%
Dr. Steven C. Quay, Chairman of the Board and CEO(12)	57	1,632,540(13)	5.9%
Philip C. Ranker, Former CFO	48	55,034(14)	*
Timothy M. Duffy, Chief Business Officer	47	90,590(15)	*
Dr. Gordon C. Brandt, President	48	55,070(16)	*
Peter J. Knudsen, Intellectual Property Counsel	57	16,430(17)	*
David E. Wormuth, Former Senior V. P., Operations	62	71,199(18)	*
All directors and executive officers as a group (15 persons)	—	2,980,745(19)	10.5%

* Beneficial ownership of less than 1.0% is omitted.

(1) Except as otherwise noted below, includes all outstanding shares of Common Stock, shares of Common Stock underlying vested options, and all outstanding restricted shares of Common Stock (both vested and unvested), that are owned beneficially by the individual listed with sole voting and/or investment power. All references to "vested" options shall include all such options that are exercisable as of March 31, 2008, as well as those options that will become exercisable within 60 days of March 31, 2008.

(2) Includes vested options to purchase 23,000 shares of Common Stock and 7,989 unvested restricted shares of Common Stock.

(3) Includes vested options to purchase 26,500 shares of Common Stock and 8,833 unvested restricted shares of Common Stock.

(4) Includes vested options to purchase 20,000 shares of Common Stock and 5,578 unvested restricted shares of Common Stock.

(5) Includes vested options to purchase 27,500 shares of Common Stock and 9,745 unvested restricted shares of Common Stock.

(6) Includes vested options to purchase 30,500 shares of Common Stock and 12,068 unvested restricted shares of Common Stock.

(7) Includes vested options to purchase 72,500 shares of Common Stock and 8,333 unvested restricted shares of Common Stock.

(8) Gerald T. Stanewick was nominated as Dr. Quay's designee for election to the Board of Directors for the term ending at the 2008 annual meeting. See "Certain Relationships and Related Transactions — Contractual Arrangements."

(9) Includes vested options to purchase 22,000 shares of Common Stock, 3,333 unvested restricted shares of Common Stock and 59,000 shares of Common Stock held by Mr. Stanewick's spouse.

(10) Includes vested options to purchase 96,000 shares of Common Stock and 8,333 unvested restricted shares of Common Stock.

(11) Includes vested options to purchase 42,000 shares of Common Stock, 5,000 unvested restricted shares of Common Stock and 166 shares held by Mr. Wenig's spouse.

(12) Dr. Quay has served as our Chairman and CEO since August 2000, and as our President from August 2000 until December 19, 2007. On December 19, 2007, Dr. Gordon Brandt was promoted to the position of President. Dr. Quay remains Chairman and CEO.

(13) Includes vested options to purchase 1,201,416 shares of Common Stock, 84,000 unvested restricted shares of Common Stock and 165 shares of Common Stock held by Dr. Quay's spouse.

(14) As of January 4, 2008, Mr. Ranker held 26,612 shares of Common Stock and held vested options to purchase 28,422 shares of Common Stock. Mr. Ranker resigned as our CFO and Secretary on January 4, 2008. The Common Stock ownership information is based upon information available to us as of January 4, 2008 and may not reflect transactions subsequent to that date.

(15) Includes vested options to purchase 33,995 shares of Common Stock and 29,492 unvested restricted shares of Common Stock. On February 12, 2008, Mr. Duffy was named Chief Business Officer, having previously served as Executive VP, Marketing & Business Development, and prior to that as our VP, Marketing and Business Development since June 2004.

(16) Includes vested options to purchase 14,566 shares of Common Stock and 28,500 unvested restricted shares of Common Stock. Dr. Brandt was named President on December 19, 2007, having previously served as our Executive VP, Clinical Research and Medical Affairs since November 2002.

(17) Includes 9,540 unvested restricted shares of Common Stock.

(18) Includes vested options to purchase 47,360 shares of Common Stock and 13,000 unvested restricted shares of Common Stock. Mr. Wormuth was terminated in connection with our reduction in force on November 19, 2007. Under the terms of a separation agreement between Mr. Wormuth and Nastech, Mr. Wormuth is serving as a consultant through May 15, 2008 and his stock options and restricted stock continue to vest through that date. The Common Stock ownership information is based upon information available to us as of November 19, 2007 and may not reflect transactions subsequent to that date.

(19) Includes vested options to purchase 1,616,643 shares of Common Stock, 266,227 unvested restricted shares of Common Stock and 59,331 shares of Common Stock indirectly held by spouses. Mr. Ranker and Mr. Wormuth were excluded since they have left the Company as noted above.

Biographical information concerning our CEO and the director nominees is set forth above under the caption "Proposal No. 1 — Election of Directors." Biographical information concerning our remaining executive officers is set forth below.

Philip C. Ranker. Mr. Ranker joined us as Vice President of Finance in August 2004. In September 2005, he was named interim CFO and interim Secretary. Effective January 1, 2006, the interim titles for Mr. Ranker were removed. On January 4, 2008, Mr. Ranker resigned from his positions with us effective immediately. In March 2006, Mr. Ranker was appointed to the board of directors of ImaRx Therapeutics, Inc. and serves on the audit committee. Prior to joining us, Mr. Ranker served as Director of Finance of ICOS Corporation from 2001 to 2004. Mr. Ranker also served as Assistant Corporate Controller of Scholastic Corporation from 1999 to 2000 and was employed by Aventis Pharma from 1984 to 1999, holding positions of Accounting Supervisor, Finance Manager, Business Manager and Senior Finance Director. Mr. Ranker was employed by Peat Marwick from 1981 to 1984. Mr. Ranker earned a B.S. in accounting from the University of Kansas. Mr. Ranker received his CPA certificate in 1983.

Timothy M. Duffy. Mr. Duffy has been employed by us since June 2004 and served as our Vice President, Marketing and Business Development until January 2006. In January 2006, Mr. Duffy was promoted to Executive Vice President, Marketing, Business Development and Legal Affairs. On February 12, 2008, we appointed Mr. Duffy to the position of Chief Business Officer. Prior to joining us, Mr. Duffy held the position of Vice President, Business Development at Prometheus Laboratories Inc., a privately held specialty pharmaceutical company. Prior to Prometheus, Mr. Duffy served for 13 years in functional and management positions in the pharmaceutical division at The Procter & Gamble Company. Mr. Duffy received a B.A. in biology from Loras College in Dubuque, Iowa.

Dr. Gordon C. Brandt. Dr. Brandt joined us in November 2002. On December 19, 2007, Dr. Brandt was promoted to the position of President. As President he manages the day-to-day operations of the company, as well as overseeing the drug development process from discovery through preclinical and clinical testing and regulatory submission. Prior to becoming President, Dr. Brandt served as our Executive Vice President of Clinical Research and Medical Affairs. In his 25 year career developing drugs, biologicals, and medical devices, Dr. Brandt has held positions in engineering, marketing and management. Dr. Brandt graduated from Yale University with a B.S. degree in Engineering, received an M.D. from the University of California, San Francisco, and completed a residency in internal medicine at Kaiser Foundation Hospital, San Francisco. Dr. Brandt is the author of numerous scientific papers and abstracts, and is an inventor on five U.S. patents.

Peter J. Knudsen, Ph.D, J.D. Mr. Knudsen has been employed by us since April 2005 and serves as our Intellectual Property Counsel. Prior to joining us, Mr. Knudsen provided legal counsel to biotechnology startups in Seattle, Washington as Principal of his own legal firm from 2002 to 2005. Earlier, in New York City, Mr. Knutson was an Associate at the law firm of Fish and Neave from 1995 to 2002, mainly practicing patent litigation and a Patent Agent at Fitzpatrick Cella Harper and Scinto from 1990 to 1995, mainly practicing patent prosecution. He received his law degree from St. John's University in 1994. Prior to practicing law, Mr. Knudsen served as a faculty member and principal investigator in biotechnology research at Columbia University, College of Physicians & Surgeons from 1986 to 1990, and earlier, in Boston, at Harvard University Medical School, Cambridge, from 1980 to 1984. In 1980, Mr. Knudsen received a Ph.D. in Biophysics from the chemistry department, University of California, Berkeley, from which he also earlier received an A.B. in Psychology.

David E. Wormuth. Mr. Wormuth was terminated in connection with our reduction in force on November 19, 2007. Under the terms of a separation agreement between Mr. Wormuth and the Company, Mr. Wormuth is serving as a consultant through May 15, 2008 and his stock options and restricted stock continue to vest through that date. Mr. Wormuth had been employed by us since March 2001 as our Senior Vice President, Operations. From 1997 to 2001, Mr. Wormuth was President of David E. Wormuth & Associates, a consulting firm providing expert consulting services to the pharmaceutical industry related to manufacturing and quality control. From 1992 until 1997, Mr. Wormuth served as Vice President of Operations for Sonus. Prior to joining Sonus, Mr. Wormuth spent five years in various operational and manufacturing positions with Kabivitrum, Inc., a Swedish firm, specializing in emulsion technology and the development of amino acids for LVP applications. Prior to Kabivitrum, Mr. Wormuth spent 13 years with Abbott Laboratories in various manufacturing roles until 1987. Mr. Wormuth graduated from Newberry College in Newberry, South Carolina, where he received a B.A. in history and political science, and also served in the United States Marine Corps.

Bruce R. York. Following Mr. Ranker's resignation in January 2008, Mr. York was appointed to serve as our CFO and Secretary. Mr. York joined us as our Director, Accounting and Corporate Controller in August 2004. In September 2005, he was appointed our Senior Director, Finance, interim Chief Accounting Officer and interim Assistant Secretary. Effective January 1, 2006, the interim titles for Mr. York were removed. Prior to joining us, Mr. York served as VP, CFO and Corporate Secretary of Cellular Technical Services Company, Inc. from 1999 to 2004. Mr. York also served as Director of Finance for Cell Therapeutics, Inc. from 1998 to 1999, and was employed by Physio Control International Corporation from 1987 to 1998, holding positions of Director of Business Planning, Director of Finance — Europe, Director of Finance and Corporate Controller and Manager of Tax and Assets. Mr. York was employed by Price Waterhouse from 1978 to 1987. Mr. York earned a B.A. in government from Dartmouth College and an M.B.A. in finance and accounting from the Amos Tuck School of Business at Dartmouth. Mr. York has been a licensed CPA since 1979.

Certain Relationships and Related Transactions

Contractual Arrangements. Pursuant to the terms and conditions of Dr. Quay's employment agreement, we agreed, for the term of Dr. Quay's employment with us, (i) to nominate Dr. Quay for successive terms as a member and Chairman of the Board of Directors, and (ii) to nominate a designee of Dr. Quay, who is reasonably acceptable to us, for successive terms as a member of the Board of Directors. We are obligated to use all best efforts to cause Dr. Quay and his designee to be elected to the Board of Directors at the Annual Meeting. Gerald R. Stanewick, a current member of the Board of Directors, was designated by Dr. Quay for election to the Board of Directors at the 2005, 2006 and 2007 Annual Meetings. Dr. Quay did not nominate a designee for the 2008 Annual Meeting.

Independence of the Board of Directors

The Board of Directors has adopted Nasdaq's standards for determining the independence of its members and believes that it interprets these requirements conservatively. In applying these standards, the Board of Directors considers commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, in assessing the independence of directors, and must disclose any basis for determining that a relationship is not material. The Board of Directors has determined that a majority of the current members of the Board of Directors, namely Susan B. Bayh, Dr. Alexander D. Cross, Dr. Ian D. Ferrier, Myron Z. Holubiak, Leslie D. Michelson, John V. Pollock, Bruce R. Thaw and Devin N. Wenig, are independent directors within the meaning of such Nasdaq independence standards in terms of independence from management, such members constituting eight (8) of the ten (10) current members of the Board of Directors. The Board also has determined that a majority of the nominees for the Board of Directors, namely Susan B. Bayh, Dr. Alexander D. Cross, Daniel Peters, John V. Pollock, Gregory Sessler and Bruce R. Thaw, are independent directors within the meaning of such Nasdaq independence standards in terms of independence from management during the past year, such members constituting six (6) of the eight (8) director nominees. In making these independence determinations, the Board of Directors did not exclude from consideration as immaterial any relationship potentially compromising the independence of any of the above directors.

Meetings of the Board of Directors

The Board of Directors held eleven meetings during 2007. During 2007, all directors except Mr. Wenig, who attended eight meetings, attended more than 75% of the aggregate number of meetings of the Board of Directors. We do not have a formal policy regarding attendance by members of the Board of Directors at the annual meetings of stockholders, but we strongly encourage all members of the Board of Directors to attend our annual meetings and expect such attendance except in the event of extraordinary circumstances. All members of the Board of Directors, except Mr. Wenig, attended our annual meeting of stockholders on June 13, 2007.

Executive Sessions of the Board of Directors consisting only of independent directors will be held at least twice per year, and periodically as determined by the independent directors. Such Executive Sessions will typically occur immediately following regularly scheduled meetings of the Board of Directors or at any other time and place as the independent directors may determine. The Board of Directors has designated Bruce R. Thaw to serve as our Lead Independent Director. In this capacity, Mr. Thaw is generally responsible for organizing, managing and presiding over the Executive Sessions of the Board of Directors and performing such other oversight functions from time to time as the independent directors deem necessary or appropriate, and reporting on outcomes of the Executive Sessions and such other activities to the Board of Directors and CEO as appropriate. Interested parties may submit matters for consideration to the independent directors by utilizing the procedures identified under "Stockholder Communications" in this Proxy Statement. During 2007, the independent directors met in Executive Session eleven times.

Proxy Statement

Committees of the Board of Directors

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The Board of Directors has adopted written charters for each of these Committees, which we make available free of charge on or through our Internet website, as well as items related to corporate governance matters, including the charters of the Audit, Compensation and Nominating and Corporate Governance Committees of the Board of Directors and our Code of Business Conduct and Ethics applicable to all employees, officers and directors. We maintain our Internet website at www.nastech.com. You can access our committee charters and code of conduct on our website by first clicking "About Nastech" and then "Corporate Governance." We intend to disclose on our Internet website any amendments to or waivers from our Code of Business Conduct and Ethics, as well as any amendments to the charters of any of the Audit, Compensation or Nominating and Corporate Governance Committees of the Board of Directors. Any stockholder also may obtain copies of these documents, free of charge, by sending a request in writing to: Nastech Pharmaceutical Company Inc., Investor Relations Department, 3830 Monte Villa Parkway, Bothell, Washington 98021. The current members of these committees are identified in the following table:

Director	Chairman	Lead Independent Director	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Susan B. Bayh				X	Chair
Dr. Alexander D. Cross			Chair		X
Dr. Ian R. Ferrier					
Myron Z. Holubiak				Chair	X
Leslie D. Michelson			X		X
John V. Pollock			X	X	
Steven C. Quay, M.D., Ph.D.	X				
Gerald T. Stanewick					
Bruce R. Thaw		X	X	X	
Devin N. Wenig					

Audit Committee. The Audit Committee, which currently consists of Dr. Alexander D. Cross, Chairman, John V. Pollock, Bruce R. Thaw and Leslie D. Michelson, held eight meetings during 2007. All members of the Audit Committee attended at least 75% of the meetings during the periods served as committee members in 2007. Among other functions, the Audit Committee authorizes and approves the engagement of the independent registered public accounting firm, reviews the results and scope of the audit and other services provided by the independent registered public accounting firm, reviews our financial statements, reviews and evaluates our internal control functions, approves or establishes pre-approval policies and procedures for all professional audit and permissible non-audit services provided by the independent registered public accounting firm and reviews and approves any proposed related party transactions.

The Board of Directors has determined that each of Dr. Alexander D. Cross, John V. Pollock, Bruce R. Thaw and Leslie D. Michelson is an independent director within the meaning of the Nasdaq independence standards and Rule 10A-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Board of Directors has determined that each member of the Audit Committee qualifies as an Audit Committee Financial Expert under applicable SEC Rules and satisfies the Nasdaq standards of financial literacy and financial or accounting expertise or experience.

Compensation Committee. The Compensation Committee, which currently consists of Myron Z. Holubiak, Chairman, Susan B. Bayh, John V. Pollock and Bruce R. Thaw, held nine meetings during 2007. All members attended at least 75% of the meetings during the periods served as committee members in 2007. The Board of Directors has determined that each of the members of the Compensation Committee is an independent director within the meaning of the Nasdaq independence standards.

The Compensation Committee's functions include reviewing and approving the compensation and benefits for our executive officers, administering our equity compensation plans and making recommendations to the Board of

Directors regarding these matters. The CEO does not participate in the determination of his own compensation or the compensation of directors. However, he makes recommendations to the committee regarding the amount and form of the compensation of the other executive officers and key employees, and he often participates in the committee's deliberations about their compensation. No other executive officers participate in the determination of the amount or form of the compensation of executive officers or directors. During 2007 the compensation committee retained Mercer Human Resource Consulting, a human resource and compensation consulting firm ("Mercer"), as its independent compensation consultant. The consultant served at the request of the committee, and the consultant's fees were approved by the committee. The consultant provided the committee with a report regarding the compensation paid by our competitors and other employers who compete with us for executives.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee, which currently consists of Susan B. Bayh, Chairman, Dr. Alexander D. Cross, Leslie D. Michelson and Myron Z. Holubiak, held four meetings during 2007. All members attended at least 75% of the meetings during the periods served as committee members in 2007. The Nominating and Corporate Governance Committee searches for and recommends to the Board of Directors potential nominees for director positions and makes recommendations to the Board of Directors regarding the size, composition and compensation of the Board of Directors and its committees. The Board of Directors has determined that each of Susan B. Bayh, Dr. Alexander D. Cross, Leslie D. Michelson and Myron Z. Holubiak is an independent director within the meaning of the Nasdaq independence standards.

In selecting candidates for the Board of Directors, the Nominating and Corporate Governance Committee begins by determining whether the incumbent directors whose terms expire at the annual meeting of stockholders desire and are qualified to continue their service on the Board of Directors. We are of the view that the continuing service of qualified incumbents promotes stability and continuity in the board room, giving us the benefit of the familiarity and insight into our affairs that our directors have accumulated during their tenure, while contributing to the Board of Directors' ability to work as a collective body. Accordingly, it is the policy of the Nominating and Corporate Governance Committee, absent special circumstances, to nominate qualified incumbent directors who continue to satisfy the Nominating and Corporate Governance Committee's criteria for membership on the Board of Directors, whom the Nominating and Corporate Governance Committee believes will continue to make important contributions to the Board of Directors and who consent to stand for re-election and, if re-elected, will continue their service on the Board of Directors. If there are positions on the Board of Directors for which the Nominating and Corporate Governance Committee will not be re-nominating an incumbent director, or if there is a vacancy on the Board of Directors, the Nominating and Corporate Governance Committee will solicit recommendations for nominees from persons whom the Nominating and Corporate Governance Committee believes are likely to be familiar with qualified candidates, including members of our Board of Directors and our senior management. The Nominating and Corporate Governance Committee may also engage a search firm to assist in the identification of qualified candidates. The Nominating and Corporate Governance Committee will review and evaluate each candidate whom it believes merits serious consideration, taking into account all available information concerning the candidate, the existing composition and mix of talent and expertise on the Board of Directors and other factors that it deems relevant. In conducting its review and evaluation, the Committee may solicit the views of management and other members of the Board of Directors and may, if deemed helpful, conduct interviews of proposed candidates.

The Nominating and Corporate Governance Committee generally requires that all candidates for the Board of Directors be of the highest personal and professional integrity and have demonstrated exceptional ability and judgment. The Nominating and Corporate Governance Committee will consider whether such candidate will be effective, in conjunction with the other members of the Board of Directors, in collectively serving the long-term interests of our stockholders. In addition, the Nominating and Corporate Governance Committee requires that all candidates have no interests that materially conflict with our interests and those of our stockholders, have meaningful management, advisory or policy making experience, have a general appreciation of the major business issues facing us and have adequate time to devote to service on the Board of Directors. We also require that a majority of our directors be independent, at least three directors have the financial literacy necessary for service on the Audit Committee under applicable Nasdaq rules and at least one director qualifies as an Audit Committee Financial Expert in accordance with applicable SEC rules.

The Nominating and Corporate Governance Committee will consider stockholder recommendations for nominees to fill director positions, provided that the Nominating and Corporate Governance Committee will not entertain stockholder nominations from stockholders who do not meet the eligibility criteria for submission of stockholder proposals under SEC Rule 14a-8 of Regulation 14A under the Exchange Act. Stockholders may submit written recommendations for committee appointments or recommendations for nominees to the Board of Directors, together with appropriate biographical information and qualifications of such nominees as required by our Bylaws, to our Corporate Secretary following the same procedures as described in "Stockholder Communications" in this Proxy Statement. In order for the Nominating and Corporate Governance Committee to consider a nominee for directorship submitted by a stockholder, such recommendation must be received by the Corporate Secretary by the time period set forth in our most recent proxy statement for the submission of stockholder proposals under SEC Rule 14a-8 of Regulation 14A under the Exchange Act. The Corporate Secretary shall then deliver any such communications to the Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will evaluate stockholder recommendations for candidates for the Board of Directors using the same criteria as for other candidates, except that the Nominating and Corporate Governance Committee may consider, as one of the factors in its evaluation of stockholder recommended candidates, the size and duration of the interest of the recommending stockholder or stockholder group in the equity of the Company.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee was at any time during fiscal 2007, or at any time in the past, one of our officers or employees, or had a relationship in fiscal 2007 requiring disclosure under applicable SEC regulations. None of our executive officers currently serves, or served during fiscal 2007, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Stockholder Communications

All stockholder communications must (i) be addressed to our Corporate Secretary at our address, (ii) be in writing either in print or electronic format, (iii) be signed by the stockholder sending the communication, (iv) indicate whether the communication is intended for the entire Board of Directors, the Nominating and Corporate Governance Committee, or the independent directors, (v) if the communication relates to a stockholder proposal or director nominee, identify the number of shares held by the stockholder, the length of time such shares have been held, and the stockholder's intention to hold or dispose of such shares, provided that the Board of Directors and the Nominating and Corporate Governance Committee will not entertain shareholder proposals or shareholder nominations from shareholders who do not meet the eligibility and procedural criteria for submission of shareholder proposals under Commission Rule 14a-8 of Regulation 14A under the Exchange Act and (vi) if the communication relates to a director nominee being recommended by the stockholder, must include appropriate biographical information of the candidate as is required by our Bylaws.

Upon receipt of a stockholder communication that is compliant with the requirements identified above, the Corporate Secretary shall promptly deliver such communication to the appropriate member(s) of the Board of Directors or committee member(s) identified by the stockholder as the intended recipient of such communication by forwarding the communication to either the chairman of the Board of Directors with a copy to the CEO, the chairman of the Nominating and Corporate Governance Committee, or to each of the independent directors, as the case may be.

The Corporate Secretary may, in his or her sole discretion and acting in good faith, provide copies of any such stockholder communication to any one or more of our directors and executive officers, except that in processing any stockholder communication addressed to the independent directors, the Corporate Secretary may not copy any member of management in forwarding such communications. In addition, the Secretary may, in his or her sole discretion and acting in good faith, not forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for consideration by the intended recipient, and any such correspondence may be forwarded elsewhere in the Company for review and possible response.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP served as our independent registered public accounting firm for the year ended December 31, 2007, has been our independent registered public accounting firm for each completed fiscal year beginning with the year ended December 31, 1996, and has been appointed by the Audit Committee to continue as our independent registered public accounting firm for the fiscal year ending December 31, 2008. In the event that ratification of this appointment of independent registered public accounting firm is not approved by the affirmative vote of a majority of votes cast on the matter, then the appointment of our independent registered public accounting firm will be reconsidered by the Audit Committee. Representatives of KPMG LLP are expected to be present at the annual meeting to respond to appropriate questions and will be given the opportunity to make a statement if they desire to do so.

Your ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008 does not preclude the Audit Committee from terminating its engagement of KPMG LLP and retaining a new independent registered public accounting firm, if it determines that such an action would be in our best interest. Total fees billed to us by KPMG LLP for the years ended December 31, 2007 and 2006 were $483,827 and $350,570, respectively, and were comprised of the following:

Audit Fees. The aggregate fees billed for professional services rendered in connection with (i) the audit of our annual financial statements, (ii) the audit of our internal controls over financial reporting, (iii) the review of the financial statements included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, (iv) consents and comfort letters issued in connection with equity offerings and (v) services provided in connection with statutory and regulatory filings or engagements were $483,827 for the year ended December 31, 2007 and $350,570 for the year ended December 31, 2006.

Audit-Related Fees. We did not incur any audit-related fees for the years ended December 31, 2007 or December 31, 2006.

Tax Fees. The aggregate fees billed for professional services rendered in connection with tax compliance, tax planning and federal and state tax advice were zero for the years ended December 31, 2007 and December 31, 2006.

All Other Fees. We did not incur any other fees for the years ended December 31, 2007 and December 31, 2006.

Pre-Approval Policies and Procedures

Pursuant to its charter, the Audit Committee has the sole authority to appoint or replace our independent registered public accounting firm (subject, if applicable, to stockholder ratification). The Audit Committee is directly responsible for the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent registered public accounting firm is engaged by, and reports directly to, the Audit Committee.

The Audit Committee pre-approves all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our independent registered public accounting firm, subject to the *de minimis* exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act and SEC Rule 2-01(c)(7)(i)(C) of Regulation S-X, provided that all such excepted services are subsequently approved by the Audit Committee prior to the completion of the audit. In the event pre-approval for such auditing services and permitted non-audit services cannot be obtained as a result of inherent time constraints in the matter for which such services are required, the Chairman of the Audit Committee has been granted the authority to pre-approve such services, provided that the estimated cost of such services on each such occasion does not exceed $15,000, and the Chairman of the Audit Committee reports for ratification such pre-approval to the Audit Committee at its next scheduled meeting. The Audit Committee has complied with the procedures set forth above, and has otherwise complied with the provisions of its charter.

Vote Required and Board of Directors' Recommendation

Assuming a quorum is present, the affirmative vote of a majority of the shares present at the Annual Meeting and entitled to vote, either in person or by proxy, is required for approval of Proposal No. 2. For purposes of the ratification of our independent registered public accounting firm, abstentions will have the same effect as a vote against this proposal and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 2.

PROPOSAL NO. 3

CHANGE OUR CAPITAL STRUCTURE BY INCREASING THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 50,000,000 TO 90,000,000

General

The Board of Directors is proposing to amend our current Certificate of Incorporation, as amended and restated to date (the "Current Certificate"), to increase the number of our authorized shares of Common Stock from 50,000,000 to 90,000,000, as more fully described below. Other than the proposed increase in the number of shares of our authorized Common Stock, the proposed amendment is not intended to modify the rights of existing stockholders in any material respect. The Board of Directors approved the proposed increase in the number of authorized shares of Common Stock and recommends the approval and adoption of Proposal No. 3 by the stockholders.

If approved, the proposed amendment to the Current Certificate (the "Authorized Capital Amendment") under this Proposal No. 3 will become effective upon the filing of the Authorized Capital Amendment with the Secretary of State of the State of Delaware, which we would process promptly after the Annual Meeting. If Proposal No. 3 is not approved, the Authorized Capital Amendment would not be filed, and the Current Certificate would remain in effect, unless Proposal No. 5 is approved, in which case we will file an amendment to the Current Charter to reflect the change of the corporate name to "MDRNA, Inc.", as further discussed in Proposal No. 5. If both Proposal Nos. 3 and 5 are approved, then in lieu of the Authorized Capital Amendment, we shall file an amendment to the Current Certificate to reflect both the increase in authorized shares of Common Stock described in this Proposal No. 3 and the change of our corporate name as described in Proposal No. 5. A copy of the Current Certificate is available as Exhibit 3.1 to our Current Report on Form 8-K dated July 20, 2005.

Background of Proposed Increase in the Number of Authorized Shares of Common Stock

Under Delaware law, we may only issue shares of our capital stock to the extent such shares have been authorized for issuance under our Current Certificate. The Current Certificate authorizes the issuance of up to 50,000,000 shares of Common Stock and up to 100,000 shares of preferred stock, having a par value of $0.01 per share. As of March 31, 2008, 26,693,935 shares of Common Stock were issued and outstanding, 3,355,486 unissued shares of Common Stock were reserved for future issuance under our equity compensation plans, including 300,000 unissued shares of Common Stock which were reserved for future issuance under our Employee Stock Purchase Plan, and 144,430 unissued shares of Common Stock which were reserved for issuance upon the exercise of outstanding warrants, leaving approximately 19,806,149 shares of Common Stock unissued and unreserved. In addition, 50,000 shares of the authorized preferred stock have been designated as Series A Preferred Stock in connection with the Company's stockholder rights plan, which number shall increase to 90,000 through an amendment to the Current Certificate if Proposal No. 3 is approved. However, no shares of Series A Preferred Stock have been issued. In order to ensure sufficient shares of Common Stock will be available for issuance by the Company, the Board of Directors has approved, subject to stockholder approval, the Authorized Capital Amendment to increase the number of shares of such Common Stock authorized for issuance from 50,000,000 to 90,000,000.

Purpose and Effect of the Authorized Capital Amendment

The Board of Directors believes it desirable to increase the authorized number of shares of Common Stock in order to provide us with adequate flexibility in corporate planning and strategies. The availability of additional shares of Common Stock for issuance could be used for a number of purposes, including corporate financing, public or private offerings of Common Stock, future acquisitions, stock dividends, stock splits, strategic relationships with corporate partners, stock options, and other stock-based compensation. The availability of additional shares of Common Stock is particularly important in the event that the Board of Directors needs to undertake any of the foregoing actions on an expedited basis and thus to avoid the time and expense of seeking stockholder approval in connection with the contemplated issuance of Common Stock.

There are currently no plans, agreements or understandings regarding the issuance of any of the additional shares of Common Stock that would be available if this proposal is approved. Such additional authorized shares may be issued for such purposes and for such consideration as the Board of Directors may determine without further stockholder approval, unless such action is required by applicable law or the rules of Nasdaq or any stock exchange on which our securities may be listed.

The increase in authorized Common Stock will not have any immediate effect on the rights of existing stockholders. The additional shares of Common Stock for which authorization is sought would be part of the existing class of Common Stock. There will be no change in voting rights, dividend rights, liquidation rights, preemptive rights or any other stockholder rights as a result of the Authorized Capital Amendment. However, the Board of Directors will have the authority to issue authorized Common Stock without requiring future stockholder approval of such issuances, except as may be required by applicable law or the rules of Nasdaq or any stock exchange on which our securities may be listed. To the extent that additional authorized shares are issued in the future, they may decrease the existing stockholders' percentage equity ownership and, depending on the price at which they are issued, could be dilutive to the existing stockholders. The holders of Common Stock have no preemptive rights and the Board of Directors has no plans to grant such rights with respect to any such shares.

The increase in our authorized but unissued shares of Common Stock that would result from adoption of the Authorized Capital Amendment could have a potential anti-takeover effect with respect to the Company, although management is not presenting the proposal for this reason and does not presently anticipate using the increased authorized shares for such a purpose. The potential anti-takeover effect of the Authorized Capital Amendment arises because it would enable us to issue additional shares of Common Stock up to the total authorized number with the effect that stockholdings and related voting rights of then existing stockholders would be diluted to an extent proportionate to the number of additional shares of Common Stock issued. In addition, if we were the subject of a hostile takeover attempt, we could try to impede the takeover by issuing shares of Common Stock, thereby diluting the voting power of the other outstanding shares and increasing the potential cost of the takeover. The availability of this defensive strategy to the Company could discourage unsolicited takeover attempts, thereby limiting the opportunity for our stockholders to realize a higher price for their shares than is generally available in the public markets. This proposal is not being presented with the intent that it be utilized as a type of anti-takeover device with respect to any attempt or contemplated attempt to acquire control of the Company.

Vote Required and Board of Directors Recommendation

Assuming a quorum is present, the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock as of the record date, either in person or by proxy, is required for approval of Proposal No. 3. Abstentions and broker non-votes will be counted as present for purposes of determining if a quorum is present, but will have the same effect as a negative vote on the outcome of this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 3.

PROPOSAL NO. 4

APPROVAL OF THE COMPANY'S 2008 STOCK INCENTIVE PLAN

In late 2007 and early 2008, the Board of Directors was evaluating whether we had a sufficient number of shares available under our existing stock incentive plans in order to continue to attract, motivate and retain talented and experienced employees, and in order to continue to provide stock-related compensation to non-employee directors in lieu of cash compensation they might otherwise be paid. As part of this process, the Compensation Committee of the Board of Directors (the "Compensation Committee") reviewed the number of shares available under our 2000 Non-Qualified Stock Option Plan, our 2002 Stock Option Plan and our 2004 Stock Incentive Plan (collectively, the "Existing Plans"), and determined that an insufficient number of shares were available under the Existing Plans to enable us to provide sufficient future grants of stock options or other stock awards.

Consequently, on April 3, 2008, the Compensation Committee recommended the adoption of the Nastech Pharmaceutical Company Inc. 2008 Stock Incentive Plan (the "2008 Plan"). The 2008 Plan is structured to permit awards of stock options, restricted stock, stock appreciation rights and performance shares, as is the case under the 2004 Stock Incentive Plan.

The purpose of the 2008 Plan is to attract and retain the best available employees and directors for our company and to encourage the highest level of performance by such persons, thereby enhancing the value of our company for the benefit of its stockholders. The 2008 Plan is also intended to motivate such persons to contribute to our future growth and profitability, to reward the performance of these individuals and increase the proprietary and vested interest of all such persons in our growth and performance in a manner that provides them with a means to increase their holdings of Common Stock and aligns their interests with the interests of our stockholders. Potentially all of our employees, officers and directors are eligible to participate in the 2008 Plan. As of April 11, 2008, the closing price of our Common Stock on the NASDAQ Global Market ("NASDAQ") was $2.49 per share. There are currently no participants in the 2008 Plan. Because participation in, and the types of awards that may be made under, the 2008 Plan are subject to the discretion of the Compensation Committee, the benefits or amounts that will be received by any participant or groups of participants, including our directors, executive officers and other employees, are not currently determinable. As of April 11, 2008, there were approximately five executive officers, 80 employees and nine non-employee directors of our Company and its subsidiaries who were eligible to participate in the 2008 Plan.

In addition, we have entered into agreements with each of Gunter Blobel, M.D., Dr. Roger D. Kornberg, Carl Novina, M.D., Ph.D., and Dr. James E. Rothman, Ph.D. to serve as members of the Scientific Advisory Board (the "SAB") of our wholly-owned subsidiary, MDRNA Research, Inc. (formerly MDRNA, Inc.), pursuant to which we contemplate that each SAB member may be granted, following approval by our Board of Directors, options to purchase up to approximately one percent of the issued and outstanding shares of the Company's Common Stock on a diluted basis. We anticipate that the options to be granted to the members of the SAB (exercisable for approximately 1,000,000 shares of Common Stock) will be granted under the 2008 Plan.

The following table shows the number of equity awards outstanding, as well as the number of shares remaining available for grant under the Existing Plans as of December 31, 2007.

Plan	Outstanding Equity Awards	Shares Available for Future Grant
1990 Stock Option Plan	90,000	—
2000 Non-Qualified Stock Option Plan	334,779	42,491
2002 Stock Option Plan	1,225,165	4,181
2004 Stock Incentive Plan	1,372,466	533,270
2007 Employee Stock Purchase Plan	—	300,000

The 2008 Plan provides for the granting of stock options, restricted stock awards, stock appreciation rights, and performance-share awards to our employees and our non-employee directors. The 2008 Plan does not permit the repricing of options or the granting of discounted options, and does not contain an evergreen provision (which would automatically increase the number of shares available under the 2008 Plan). Provisions have been included to meet the requirements for deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), with respect to options and other awards by qualifying payments under the 2008 Plan as performance-based compensation.

The following is a brief description of the 2008 Plan. The full text of the 2008 Plan is attached as Annex A to this Proxy Statement, and the following description is qualified in its entirety by reference to Annex A. It is the judgment of the Board of Directors that approval of the 2008 Plan is in the best interests of the Company and our stockholders.

Administration and Duration

The administration of the 2008 Plan is the responsibility of the Compensation Committee. It is anticipated that each member of the Compensation Committee will be a "non-employee Director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an "outside director" within the meaning of Section 162(m) of the Code. Currently, the Compensation Committee is comprised of four independent Directors. Nevertheless, if the Compensation Committee is not so composed it will not invalidate any award. The Board of Directors also may act in place of the Compensation Committee. The Compensation Committee will have the authority to interpret the 2008 Plan, to establish and revise rules and regulations relating to the 2008 Plan, and to make any other determinations that it believes necessary or advisable for the administration of the 2008 Plan.

Limit on Awards under the 2008 Plan

The maximum number of shares of Common Stock as to which stock options and other stock awards may be granted under the 2008 Plan is 4,500,000 shares. No individual may be granted stock options, stock appreciation rights or other stock-based awards with respect to more than 2,250,000 shares in any calendar year. The shares to be delivered under the 2008 Plan will be made available from authorized but unissued shares of Common Stock, from treasury shares, or from shares purchased in the open market or otherwise. Shares that are subject to awards under the 2008 Plan but are not actually issued (for example because the award lapsed or was cancelled) and shares of unvested restricted stock that are forfeited, will be available for further awards and options.

Eligibility for Awards

All employees of the Company and the Company's non-employee directors will be eligible to participate in the 2008 Plan. From time to time, the Compensation Committee will determine who will be granted awards and the number of shares subject to such awards. The Compensation Committee may delegate to one or more officers the authority to designate the employees eligible to receive awards (other than the key officers) and the size of each such award. Each individual who receives an award under the 2008 Plan is referred to as a "Recipient."

Stock Options

Options granted under the 2008 Plan may be either non-qualified stock options or incentive stock options qualifying under Section 422 of the Code. The exercise price of any stock option may not be less than the fair market value of the stock on the date the option is granted. The option price is payable in cash or, with the consent of the Compensation Committee, in Common Stock.

The Compensation Committee determines the terms of each stock option grant at the time of grant. Unless the option agreement granting an option specifies otherwise, options to employees will be exercisable as to one-third of the shares on each of the first three anniversaries of the option grant and will remain exercisable until the tenth anniversary of the date of the grant. Options granted to non-employee directors will be fully exercisable on the first anniversary of grant, except that an option granted in conjunction with the annual stockholders meeting will be exercisable at the earlier of the first anniversary of grant and the next annual stockholders meeting (which may be slightly earlier than the first anniversary). No option may be exercised before the first anniversary of date of grant (or the next stockholders meeting in the case of non-employee directors) or after the tenth anniversary of the date of grant.

Stock Appreciation Rights

A stock appreciation right ("SAR") entitles the Recipient to receive — in cash or shares of stock, at the Compensation Committee's discretion — the excess of the fair market value of a share of stock on the date of exercise over the fair market value on the date of grant. A SAR may, but need not, relate to an option. The Compensation Committee determines the terms of each SAR at the time of the grant. A SAR cannot have a term longer than ten years.

Restricted Stock

The Compensation Committee, in its discretion, may grant awards of restricted stock. A share of restricted stock is a share of Company stock that may not be transferred before it is vested and may be subject to such other conditions as the Compensation Committee sets forth in the agreement evidencing the award. In addition, if the Recipient terminates employment, he or she will forfeit any unvested shares. Unless the agreement granting restricted stock specifies otherwise, one third of a restricted stock award will vest on each of the first three anniversaries of the grant date. The grant or vesting of a restricted stock award may be made contingent on achievement of performance goals established by the Compensation Committee. If the Compensation Committee determines that a restricted stock award is intended to constitute "performance-based compensation" for purposes of Code Section 162(m) (see "Code Section 162(m)" below), the grant or vesting of the restricted stock award will be contingent on achievement of objective performance targets based on corporate or divisional earnings-based measures (which may be based on net income, operating income, cash flow, residual income or any combination thereof) and/or one or more corporate, divisional or individual scientific or inventive measures.

Performance Shares

The Compensation Committee, in its discretion, may grant awards of performance shares. A performance share entitles the Recipient to receive shares of Company stock or to be paid the value of such shares in cash, in the Compensation Committee's discretion, if specified performance goals are met. If the Compensation Committee determines that a performance share award is intended to constitute "performance-based compensation" for purposes of Code Section 162(m) (see "Code Section 162(m)" below), the specified performance goals will be based on the criteria listed above under "Restricted Stock."

Amendment or Termination

Subject to applicable Nasdaq rules, the Board of Directors may amend, alter or terminate the 2008 Plan without stockholder approval. Under the Nasdaq rules, the Board of Directors may not, without stockholder approval, increase the total number of shares reserved for issuance under the 2008 Plan or make any other material changes to the 2008 Plan. In addition, no amendment, alteration or termination by the Board of Directors may adversely affect the rights of a holder of a stock incentive award without the holder's consent. Unless terminated earlier, the 2008 Plan will terminate on April 4, 2018. Upon termination of the 2008 Plan, outstanding grants and awards made before termination will continue in accordance with their terms. However, no new grants or awards may be made following termination.

Federal Income Tax Consequences

The following discussion outlines generally the current federal income tax consequences of the 2008 Plan. Applicable tax laws and their interpretations are subject to change at any time and application of such laws may vary in individual circumstances.

Incentive Stock Options

A Recipient who is granted an incentive stock option does not recognize taxable income upon the grant or exercise of the option. However, the difference between the fair market value of our Common Stock on the date of exercise and the option exercise price is a tax preference item that may subject the Recipient to alternative minimum tax. A Recipient generally will receive long-term capital gain or loss treatment on the disposition of shares acquired upon exercise of the option, provided that the disposition occurs more than two years from the date the option is granted, and the Recipient holds the stock acquired for more than one year. A Recipient who disposes of shares acquired by exercise prior to the expiration of the forgoing holding periods realizes ordinary income upon the disposition equal to the difference between the option price and the lesser of the fair market value of the shares on the date of exercise and the disposition price. Any appreciation between the fair market value of the shares on the date of exercise and the disposition price is taxed to the Recipient as long or short-term capital gain, depending on the length of the holding period. To the extent the Recipient recognizes ordinary income, we receive a corresponding tax compensation deduction.

Nonqualified Stock Options

A Recipient will not recognize income upon the grant of a nonqualified option. Upon exercise, the Recipient will recognize ordinary income equal to the excess of the fair market value of the stock on the date of exercise over the price paid for the stock. We are entitled to a tax compensation deduction equal to the ordinary income recognized by the Recipient. Any taxable income recognized by a Recipient in connection with an option exercise is subject to income and employment tax withholding. When the Recipient disposes of shares acquired by the exercise of a nonqualified option, any amount received in excess of the fair market value of the shares on the date of exercise will be treated as capital gain. Dispositions made after one year from the exercise date will be treated as long-term capital gain. Dispositions made less than one year from the exercise date will be treated as short-term capital gain.

Stock Appreciation Rights

A Recipient will not recognize income upon the grant of an SAR. Upon exercise, the Recipient will recognize ordinary income equal to the cash or fair market value of the shares of Common Stock received from the exercise, which will be subject to income and employment tax withholding. We will receive a tax compensation deduction equal to the ordinary income recognized by the Recipient.

Restricted Stock

Generally, a Recipient will not recognize income upon the grant of restricted stock. When the shares of restricted stock vest, the Recipient will recognize ordinary income equal to the fair market value of the stock and also will be subject to income and employment tax withholding. We will receive a tax compensation deduction equal to the amount of ordinary income recognized by the Recipient. A Recipient who receives a restricted stock award may elect to accelerate his or her tax obligation by submitting a Code Section 83(b) election within 30 days after the grant date, pursuant to which the Recipient will be taxed on the fair market value of the restricted stock as of the grant date, and we will receive a tax compensation deduction as of the grant date equal to the ordinary income recognized by the Recipient. Any gain or loss upon a subsequent disposition of the shares will be long-term capital gain or loss if the shares are held for more than one year and otherwise will be short-term capital gain or loss. If, after making the Section 83(b) election, the shares are forfeited, the Recipient will not be entitled to a loss deduction.

Performance Shares

A Recipient will not recognize income upon the grant of performance shares. At the time that the performance goals are achieved and the individual receives the shares or cash, he or she will recognize ordinary income equal to the cash or fair market value of Common Stock, or combination thereof, received, at which time the Recipient also will be subject to income and employment tax withholding. We will receive a tax compensation deduction equal to the amount of ordinary income recognized by the Recipient.

Code Section 162(m)

Code Section 162(m) denies a federal income tax deduction for certain compensation in excess of $1 million per year paid to the CEO and the four other most highly paid executive officers of a publicly traded corporation. Certain types of compensation, including compensation based on performance criteria that are approved in advance by stockholders, are excluded from the computation of the deduction limit. Options and SARs granted under the 2008 Plan are excluded from the computation of the deduction limit and the Compensation Committee can cause other awards under the 2008 Plan to be similarly excluded from the computation of the deduction limit by conditioning the grant or vesting upon specified performance goals.

Vote Required and Board of Directors' Recommendation

Assuming a quorum is present, the affirmative vote of a majority of the shares present at the Annual Meeting and entitled to vote, either in person or by proxy, is required for approval of Proposal No. 4. For purposes of the adoption of the Nastech Pharmaceutical Company Inc. 2008 Stock Incentive Plan, abstentions will have the same effect as a vote against this proposal and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 4.

PROPOSAL NO. 5

APPROVAL OF THE AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO CHANGE THE NAME OF THE COMPANY TO MDRNA, INC.

The Board of Directors has adopted resolutions approving, declaring advisable and recommending that our stockholders approve an amendment to our current Certificate of Incorporation, as amended and restated to date (the "Current Certificate"), to change our corporate name from "Nastech Pharmaceutical Company Inc." to "MDRNA, Inc." If approved by our stockholders, Proposal No. 5 will become effective upon the filing of a certificate of amendment of the Current Certificate with the Secretary of State of the State of Delaware. We plan to file the certificate of amendment as soon as reasonably practicable after receiving approval of the amendment from our stockholders.

If this proposal is approved, Article First of the Current Certificate will be amended to read in its entirety as follows:

"The name of the Corporation is MDRNA, Inc."

Purpose and Rationale for the Proposed Amendment

The Board is recommending the approval of the company name change to reflect our increased focus on our proprietary ribonucleic acid interference ("RNAi") technology following the recent restructuring of our business operations. We believe we are at the forefront of small interfering RNA ("siRNA") therapeutic research and development. Our RNAi therapeutic programs are targeted at both developing and delivering novel therapeutics using siRNA to down-regulate the expression of certain disease-causing proteins that are over-expressed in inflammation, viral respiratory infections and other diseases. The Board believes that changing our name to reflect our focus on our RNAi technology platform will further promote the awareness of our company in the minds of strategic partners, stockholders and the investment community.

Effect of the Proposed Amendment

If approved by stockholders, the change in corporate name will not affect the validity or transferability of any existing stock certificates that bear the name "Nastech Pharmaceutical Company Inc." If the proposed name change is approved, stockholders with certificated shares should continue to hold their existing stock certificates, and will not be required to submit their stock certificates for exchange. The rights of stockholders holding certificated shares under existing stock certificates and the number of shares represented by those certificates will remain unchanged. Direct registration accounts and any new stock certificates that are issued after the name change becomes effective will bear the name "MDRNA, Inc."

Currently our common stock is quoted on the NASDAQ Global Market under the symbol "NSTK." If the proposed name change is approved, the stock will trade under the symbol "MRNA." A new CUSIP number will also be assigned to the common stock following the name change.

If the proposal to change the corporate name is not approved, the proposed amendment to the Current Certificate will not be made and our corporate name and ticker symbol will remain unchanged. However, if Proposal No. 3 is approved, we will file an amendment to the Current Certificate to reflect the increased number of shares of authorized Common Stock, as further discussed in Proposal No. 3. If both Proposal Nos. 3 and 5 are approved, then we shall file an amendment to the Current Certificate to reflect both the increase in authorized shares of Common Stock described in this Proposal No. 3 and the change of our company name as described in Proposal No. 5.

Prior to and in connection with Proposal No. 5, we have changed the name of our wholly-owned subsidiary, MDRNA, Inc., to MDRNA Research, Inc.

Vote Required and Board of Directors' Recommendation

Assuming a quorum is present, the affirmative vote of the holders of a majority of the total issued and outstanding shares of Common Stock as of the record date, either in person or by proxy, is required for approval of Proposal No. 5. Abstentions and broker non-votes will be counted as present for purposes of determining if a quorum is present, but will have the same effect as a negative vote on the outcome of this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 5.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors, on behalf of the Board of Directors, serves as an independent and objective party to monitor and provide general oversight of the integrity of our financial statements, the independent registered public accounting firm's qualifications and independence, the performance of the independent registered public accounting firm, the compliance by us with legal and regulatory requirements and our standards of business conduct. The Audit Committee performs these oversight responsibilities in accordance with its Amended and Restated Audit Committee Charter.

Our management is responsible for preparing our financial statements and our financial reporting process. Our independent registered public accounting firm is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles in the United States of America. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

In this context, the Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2007 with management and with the independent registered public accounting firm. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees), which includes, among other items, matters related to the conduct of the audit of our annual financial statements and the audit of our internal controls over financial reporting.

The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with the independent registered public accounting firm the issue of its independence from us and management. In addition, the Audit Committee has considered whether the provision of non-audit services by the independent registered public accounting firm in 2007 is compatible with maintaining the registered public accounting firm's independence and has concluded that it is.

Based on its review of the audited financial statements and the various discussions noted above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2007.

Each of the members of the Audit Committee is independent as defined under the standards of the SEC and Nasdaq, and meets all other requirements of Nasdaq and of such rules of the SEC.

Respectfully submitted by the Audit Committee,

Dr. Alexander D. Cross, Chairman
Leslie D. Michelson
John V. Pollock
Bruce R. Thaw

The foregoing Audit Committee Report does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent we specifically incorporate this Audit Committee Report by reference therein.

COMPENSATION DISCUSSION AND ANALYSIS

General

Our Compensation Committee is composed entirely of independent, outside directors. Its functions include establishing our general compensation policies, reviewing and approving compensation for executive officers, and administering our stock-based incentive plans. One important goal of the Compensation Committee is to have the members of the committee design compensation packages for our executive officers sufficient to attract and retain persons of exceptional quality and to provide effective incentives to motivate and reward such executives for achieving the scientific, financial and strategic goals essential to our long-term success and growth in stockholder value.

We compensate our executive officers through a combination of base salary, cash bonus awards and performance-based equity compensation. Our compensation program is designed to attract and retain the best possible executive talent, to tie annual and incentive cash and long term equity compensation to the achievement of measurable corporate, business and individual performance objectives, and to align compensation incentives available to our executives with the goal of creating stockholder value. To this end, we tie a substantial portion of our executive officers' overall compensation to measurable annual corporate milestones and to the achievement of individual goals for the executive officers that are specific to their areas of responsibility and relate to the corporate milestones. In addition, we provide our executives a variety of other benefits that we also make available to all salaried employees.

Our CEO, our CFO and our most senior Human Resources executive are typically invited to attend meetings of the Compensation Committee. For compensation decisions, including decisions regarding the grant of equity compensation relating to executive officers (other than our CEO), the Compensation Committee considers the recommendations of our CEO. The input of our CEO, our CFO and our most senior Human Resources executive helps us evaluate our compensation practices and assists us with developing and implementing our executive compensation program and philosophy. Based on information presented to us by Mercer Human Resource Consulting ("Mercer"), a human resource and compensation consulting firm we retained to advise the Compensation Committee, we believe we have generally established our executive officers' base salary and incentive compensation at approximately the median of market ranges for companies in our peer group. Our equity component, based upon increasing shareholder value, can increase our executives' total compensation above the median. As a result, we believe the total compensation of our executive officers is equitable when compared to executive officers from a peer group of competitive companies.

Establishing Compensation Opportunities and Compensation Philosophy

Overall, our aim is to offer our executive officers total compensation opportunities that represent a competitive level among a peer group of companies. Accordingly, on an annual basis, Mercer helps us identify a peer group of competitive companies to which we may refer when establishing executive compensation and assists with, among other things, structuring our various compensation programs and determining appropriate levels of salary, bonus and other compensatory awards payable to our executive officers and other employees. Mercer also guides us in the development of near-term and long-term individual performance objectives established by the Compensation Committee. The Compensation Committee also may consider other factors to adjust executive compensation after appropriate research and deliberation.

Benchmarking of Base Compensation and Equity Holdings

With information provided by Mercer regarding compensation programs for executive officers, our Compensation Committee performs periodic strategic reviews of the cash compensation and share and option holdings of our executive officers to determine whether they provide adequate incentives and motivation to our executive officers and whether they adequately compensate our executive officers relative to the comparable officers in other competitive companies. Mercer identified such competitive companies as companies that most closely matched our core businesses and stage of development. In addition to the information supplied by

Mercer regarding compensation for executive officers of a peer group of competitive companies, the Compensation Committee also reviews other salary and compensation surveys from various sources, such as Aon Consulting, Inc., for guidance in setting compensation for our executive officers.

Allocation among Compensation Components

Our typical executive compensation package has historically consisted of three main components: (1) base salary; (2) cash bonuses; and (3) stock options and restricted stock awards. We view these three components of our executive compensation program as related but distinct. Although the Compensation Committee reviews the total compensation of our executive officers, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from any other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on the market for executive compensation, utilizing the survey data referred to above, individual performance, our view of internal equity and consistency and other information we deem relevant. We believe that, as is common in the biotechnology sector, stock-related awards are the primary motivator in attracting and retaining executives, and that salary and cash bonus awards are secondary considerations. Except as described below, due to the small size of our executive team and the need to tailor each executive officer's award to attract and retain that executive officer, the Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation. The table below gives a breakdown among major compensation components received in 2007 by the Named Executive Officers set forth in the Summary Compensation Table below, and treats the equity compensation component consistently with the Summary Compensation Table methodology.

Name	Base Salary	Cash Bonus Awards	Equity Compensation
Dr. Steven C. Quay, Chairman and CEO	19%	0%	81%
Philip C. Ranker, former CFO	43%	0%	57%
Dr. Gordon C. Brandt, President	57%	0%	43%
Timothy M. Duffy, Chief Business Officer	43%	0%	57%
Peter Knudsen, Intellectual Property Counsel	76%	5%	19%
David E. Wormuth, Former SVP, Operations	55%	0%	45%

Description of Our Compensation Components

We provide the following compensation components to our executives:

Base Salary. The Compensation Committee's approach is to offer base salaries targeted near the median of the range of salaries for executives in similar positions and with similar responsibilities at our peer group of competitive companies. To that end, the Compensation Committee evaluates the competitiveness of our base salaries based upon information drawn from various sources, including published and proprietary survey data, consultants' reports and our own experience in recruiting and training executives and professionals. The base salaries for 2007 for the Named Executive Officers are intended to be consistent with competitive practice and the executive officer's level of responsibility and were based upon the terms of employment contracts with the Named Executive Officers. Base salaries of the Named Executive Officers are reviewed annually by the Compensation Committee and may be increased in accordance with the terms of the executive officers' respective employment agreements and certain performance criteria, including, without limitation, (i) individual performance, (ii) our performance as a company, (iii) the functions performed by the executive officer and (iv) changes in the compensation peer group in which we compete for executive talent. The Compensation Committee uses its discretion to determine the weight given to each of the factors listed above and such weight may vary from individual to individual.

The Compensation Committee recommends the salary for our CEO and, with the aid of the CEO, for each executive officer below the CEO level, for approval by the full Board of Directors. Our 2007 salary increases were part of our normal annual salary review and reflected the Compensation Committee's review of

Proxy Statement

the compensation levels in our peer group of competitive companies, in addition to considering any expansion of job responsibilities during the periods being reviewed.

Cash Incentive Bonuses. In addition to base salary, pursuant to their employment agreements, our executive officers are eligible to receive discretionary incentive bonuses, from time to time, upon the achievement of certain scientific, financial and other business milestones related to company and individual performance. At the beginning of each year, the Compensation Committee and our CEO review each executive's job responsibilities and goals for the upcoming year and establish performance criteria for achieving the target bonus amount (or portions thereof) expressed as a percentage of base salary. Once established by the Compensation Committee these criteria are submitted for approval to the full Board of Directors on an annual basis, and include specific goals and objectives relating to the achievement of clinical, regulatory, business and/or financial milestones. For 2007, these goals and objectives included metrics on shareholder value, business partnering, new feasibility studies, expansion of our patent portfolio, advancement of clinical products, balance sheet strength, systems improvements and uptime, manufacturing shipments and production of preclinical and clinical supplies. The Compensation Committee uses its discretion to determine the weight given to each of the goals and objectives listed above. The Compensation Committee believed the targets provided realistic, motivating incentives for achieving the performance desired by our board of directors. The Named Executive Officers may be awarded cash bonuses higher than their respective target cash bonus amount in the discretion of the Compensation Committee, subject to certain limitations as specified in each Named Executive's respective employment contract, if applicable. In addition, the Compensation Committee, in its discretion, may award a cash bonus to any Named Executive Officer below that of his respective stated target cash bonus in the event his target goals and objectives are not fully met.

At year-end the Compensation Committee evaluates individual and corporate performance against the target goals for the recently completed year, in conformance with its evaluation process, and then approves the employee bonus program incentive level for our CEO, and for each officer below the CEO level based on the CEO's recommendations. The following table shows the target discretionary cash incentive bonuses and the applicable payout range as a percentage of base salary for each of the named executive officers (including one former executive officer who no longer served as an executive officer as of December 31, 2007), actual awards under our cash incentive bonus plan, and the actual awards as a percentage of salary earned in 2007. The Compensation Committee did not approve any discretionary cash incentive bonuses for executive officers in recognition of services performed in during the 2007 fiscal year. Mr. Knudsen's bonus was paid as part of the bonus plan for non-executive employees.

2007 Annual Cash Incentive Bonuses

Name	Target Payout as a % of Salary	Payout Range as % of Salary	Actual Award ($)	Award as a % of Salary Earned
Dr. Steven C. Quay	50%	0 - 50%	none	0%
Philip C. Ranker	40%	0 - 40%	none	0%
Timothy M. Duffy	40%	(1)	none	0%
Dr. Gordon C. Brandt	40%	(1)	none	0%
Peter J. Knudsen	10%	0 - 10%	$16,215	6.9%
David Wormuth	40%	0 - 40%	none	0%

(1) Range not defined. May be more or less than target of 40% at the discretion of the CEO and Compensation Committee in accordance with the executive's employment contract.

If an executive officer is terminated prior to the scheduled payment date, his or her incentive bonus will be forfeited, subject to contractual provisions in his or her employment agreements. Neither the Compensation Committee nor the board of directors has considered whether we would attempt to recover any portion of cash incentive bonus payments to the extent such payments were determined and paid based on our financial results if our financial results are later restated in a downward direction.

Stock options and restricted stock grants. We believe that long-term company performance is best achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock-based awards. We grant stock options and other stock awards in order to provide certain executive officers with a competitive total compensation package and to reward them for their contribution to the long-term growth in value of the company and the long-term price performance of our common stock. Grants of stock options and other stock awards are designed to align the executive officer's interest with that of our stockholders although we do not currently have formal guidelines specifying security ownership requirements for our executive officers. To assist us in retaining employees and encouraging employees to seek long-term appreciation in the value of our stock, the benefits of the awards generally vest over a specified period, usually three years, and therefore a grantee must remain with us for a specified period to enjoy the full potential economic benefit of an award. The Compensation Committee may consider as one of a number of factors the level of an executive officer's realizable compensation from awards granted in prior years when making decisions with respect to awards being granted to that executive officer for the most recently ended fiscal year.

We maintain three compensation plans under which equity compensation awards may be made to employees: the Nastech Pharmaceutical Company Inc. Amended and Restated 2000 Nonqualified Stock Option Plan, the Nastech Pharmaceutical Company Inc. 2002 Stock Option Plan, and the 2004 Stock Incentive Plan (collectively herein, the "Employee Option Plans"). Additionally, all employees and officers may participate in our Employee Stock Purchase Plan which commenced October 1, 2007 on a payroll deduction basis in two six-month purchase periods per year subject to IRS and Company purchase limits. We may award options under the 2000 and 2002 plans, and a variety of stock-based units, including options and restricted stock under our 2004 Plan. Awards granted under the Employee Option Plans are based on a number of factors, including (i) the executive officer's or key employee's position with us, (ii) his or her performance and responsibilities, (iii) the extent to which he or she already holds an equity stake with us, (iv) equity participation levels of comparable executives and key employees at other companies in the compensation peer group and (v) individual contribution to the success of our financial performance. However, the Employee Option Plans do not provide any formulated method for weighing these factors, and a decision to grant an award is based primarily upon the evaluation by the Compensation Committee, in consultation with our CEO, of the performance and responsibilities of and the retention strategy for the individual in question. Awards to executive officers are first reviewed and approved by the Compensation Committee, which then makes a recommendation for final approval by our Board of Directors.

Stock awards to newly-hired employees (including, without limitation, executive officers) are made on the start date of employment and are approved by the CEO based upon guidelines from and authority delegated to him by the Compensation Committee. Other than grants to newly-hired employees, option grants are generally planned to be awarded in February of each year at the regularly scheduled meetings of the Compensation Committee and the Board of Directors. Our programs, policies and practices do not time option grants with the release of any non-public information for newly-hired executive officers. As a part of its agenda for each meeting, the Compensation Committee reviews and approves all grants of options and awards made by our CEO since the previous meeting. Restricted stock awards are made to attract and retain talented employees in a competitive market and to align the interest of the employee with that of the shareholder. Because shares of restricted stock have a defined value at the time the restricted stock awards are made, restricted stock awards are often perceived as having more immediate value than stock options, which have a less determinable value when granted, and thus we typically grant fewer shares of restricted stock than stock options. Furthermore, any unvested restricted stock holdings are subject to forfeiture upon termination of employment.

The exercise price of all option awards granted to Named Executive Officers in 2007 was equal to the closing price of our common stock on the date of the grant.

Other Compensation. We maintain broad-based benefits that are provided to all employees, including health insurance, life and disability insurance, dental insurance and a 401(k) plan. In certain circumstances, on a case-by-case basis, we have used cash signing bonuses, which may have time-based repayment terms, when certain executives and senior non-executives have joined us. We do not provide any special reimbursement for perquisites such as country clubs, automobiles, corporate aircraft, living or security expenses for our employees or for any executive officers.

401(k) Savings Plan. We maintain a tax-qualified 401(k) savings and profit-sharing plan for our eligible employees (the "401(k) Plan"). Employees who have attained the age of 21 and completed at least three months and at least 250 hours of service with us are eligible to elect to defer up to the lesser of $15,500 during calendar year 2007 or 100% of their base pay on a pre-tax basis. Participants age 50 and older may make additional pre-tax contributions to the 401(k) Plan of up to $5,000 during calendar year 2007. We may make discretionary matching or profit-sharing contributions to the 401(k) Plan on behalf of eligible participants in any plan year, as may be determined by the Board of Directors. For calendar year 2007, the Board of Directors decided to match employee pre-tax contributions of up to 6% of compensation at 25 cents for each dollar contributed by the employee. Accordingly, we made discretionary matching contributions of approximately $207,000 to the 401(k) Plan for calendar year 2007, including matching contributions for executive officers as follows: $5,124 for Dr. Steven C. Quay, $3,750 for Philip C. Ranker, $3,736 for Timothy M. Duffy, $3,875 for Dr. Gordon C. Brandt, $0 for Peter J. Knudsen and $2,920 for David E. Wormuth.

Pension Benefits. We do not offer qualified or non-qualified defined benefit plans to our executive officers or employees. In the future, our Compensation Committee may elect to adopt qualified or non-qualified defined benefit plans if the Compensation Committee determines that doing so is in our best interests.

Nonqualified Deferred Compensation. None of our Named Executive Officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. To date, we have not had a significant reason to offer such non-qualified defined contribution plans or other deferred compensation plans. In the future, the Compensation Committee may elect to provide our executive officers or other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests.

Severance and Change of Control Arrangements. As discussed more fully in the section below entitled "Employment Agreements," our executive officers are entitled to certain benefits upon the termination of their respective employment agreements. The severance agreements are intended to mitigate some of the risk that our executive officers may bear in working for a developing company such as ours.

Policies Regarding Tax Deductibility of Compensation. Within our performance-based compensation program, we aim to compensate the Named Executive Officers in a manner that is tax-effective for us. Section 162(m) of the Internal Revenue Code restricts the ability of publicly held companies to take a federal income tax deduction for compensation paid to certain of their executive officers to the extent that compensation exceeds $1.0 million per covered officer in any fiscal year. However, this limitation does not apply to compensation that is performance-based.

The non-performance based compensation paid in cash to our executive officers in 2007 did not exceed the $1.0 million limit per officer, and the Compensation Committee does not anticipate that the non-performance based compensation to be paid in cash to our executive officers in 2008 will exceed that limit.

EXECUTIVE COMPENSATION

The following table sets forth information regarding compensation earned during 2007 and 2006 by our Chairman and CEO, our CFO and our other most highly compensated executive officers ("Named Executive Officers").

Summary Compensation Tables

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Grants ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Dr. Steven C. Quay,	2007	525,000	—	617,565	1,556,927	—	—	5,124	2,704,616
Chairman and CEO	2006	500,000	—	617,565	1,582,331	214,500	—	3,563	2,917,959
Philip C. Ranker,	2007	250,004	—	189,963	145,732	—	—	3,750	589,449
Former CFO(4)	2006	230,000	—	158,627	125,307	84,474	—	3,450	601,858
Timothy M. Duffy,	2007	249,500	—	183,488	148,371	—	—	3,736	585,095
EVP, Business Development & Marketing(5)	2006	238,109	—	159,505	100,759	84,547	—	3,572	586,492
Dr. Gordon C. Brandt,	2007	287,005	—	112,184	101,317	—	—	3,875	504,381
President(6)	2006	275,000	—	64,185	107,462	89,078	—	3,266	538,991
Peter J. Knudsen	2007	235,000	—	57,483	—	16,215	—	—	308,698
Intellectual Property Counsel	2006	186,300	—	41,686	—	18,630	—	—	246,616
David E. Wormuth,	2007	262,311	—	105,573	110,572	—	—	2,920	481,376
Former SVP, Operations(7)	2006	263,079	—	28,809	130,406	99,254	—	3,701	525,249

(1) The amounts listed in the Stock Awards and Option Awards columns are the amounts of compensation cost recognized in 2007 and 2006 for financial reporting purposes related to awards in current and prior fiscal years, excluding the effect of certain forfeiture assumptions. There were no actual forfeitures for any named executive during 2007 or 2006. The estimates used for forfeitures in the financial statements based upon historical experience would have changed the amounts reflected in the summary compensation table above as follows:

Name	Year	Stock Awards Estimate of Forfeitures not Included in the Summary Compensation Table	Option Awards Estimate of Forfeitures not Included in the Summary Compensation Table	Total
Dr. Steven C. Quay	2007	$ (94,532)	$174,686	$ 80,154
	2006	182,172	482,467	664,639
Philip C. Ranker	2007	(27,642)	7,565	(20,077)
	2006	32,807	29,576	62,383
Timothy M. Duffy	2007	(32,815)	10,211	(22,604)
	2006	29,101	25,038	54,139
Dr. Gordon C. Brandt	2007	(3,838)	12,519	8,681
	2006	14,239	10,670	24,909
Peter J. Knudsen	2007	4,810	—	4,810
	2006	10,385	—	10,385
David E. Wormuth	2007	3,389	5,974	9,363
	2006	15,554	5,353	20,907

See Notes to our consolidated financial statements for the year ended December 31, 2007 for details as to the assumptions used to determine the fair value of the option awards. See also our discussion in our Form 10K for the year ended December 31, 2007 of stock-based compensation under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting

Proxy Statement

Policies." Additionally, see the detailed information and footnotes contained in the 2007 Outstanding Equity Awards at Fiscal Year-End Table.

(2) The amounts listed in the Non-Equity Incentive Plan Compensation column for 2006 included cash incentive bonuses accrued during 2006 and paid in February 2007 after approval by the Compensation Committee on February 5, 2007. The amount listed in the Non-Equity Incentive Plan Compensation column for 2007 included a cash incentive bonus accrued during 2007 and paid in February 2008 after approval by our CEO on January 31, 2008.

(3) The amounts listed in the All Other Compensation column are 401(k) plan matching contributions made by us to executives' respective 401(k) plan contributions.

(4) Mr. Ranker commenced employment with us in August 2004 and was appointed CFO and Secretary on January 1, 2006. On January 4, 2008, Mr. Ranker resigned from his positions with us effective immediately.

(5) Mr. Duffy became our Chief Business Officer on February 12, 2008. Mr. Duffy had previously served as our Executive Vice President, Business Development, Marketing and Legal since January 30, 2006 and our Vice President, Marketing and Business Development since June 2004.

(6) Dr. Brandt became our President on December 19, 2007. Dr. Brandt had previously served as our Executive Vice President, Clinical Research and Medical Affairs since November 2002.

(7) Mr. Wormuth commenced employment with us in March 2001 as our Senior VP, Operations. Mr. Wormuth was terminated in connection with our reduction in force on November 19, 2007. Under the terms of a separation agreement between Mr. Wormuth and Nastech, Mr. Wormuth is serving as a consultant through May 15, 2008 and his stock options and restricted stock continue to vest through that date. Mr. Wormuth's compensation is included in the tables per SEC Regulation S-K Item 402 Section (a)(3)(iii).

Employment Agreements

We have entered into employment agreements with four of our Named Executive Officers, namely: Dr. Quay, Dr. Brandt, Mr. Duffy and Mr. Ranker. All of such employment agreements remain in effect, except for the employment agreement that we entered into with Mr. Ranker, which was in effect until his resignation effective January 4, 2008. These agreements are summarized below and include the ability to receive certain payments from us in the event of certain change of control or termination events. We did not have a formal employment agreement with Mr. Wormuth, however, certain elements of his compensation and other employment arrangements were set forth in a letter agreement at the time his employment commenced. The letter agreement provided, among other things, initial base salary, eligibility to receive annual performance-based bonuses for meeting and exceeding expectations, such bonus, if any, being at the discretion of the board of directors and initial stock option awards. For a description of the potential payments upon termination or change of control, please see "Potential payments upon termination or change in control arrangements" and "2007 Potential Payments upon Termination or Change in Control Tables" below.

Steven C. Quay, M.D., Ph.D.

We entered into a new employment agreement (the "Quay Employment Agreement") on June 3, 2005 with Dr. Steven C. Quay, M.D., Ph.D., our Chairman of the Board and CEO, for a term of four years ending December 31, 2009. A copy of the Quay Employment Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K dated June 3, 2005.

Pursuant to the Quay Employment Agreement, Dr. Quay was entitled to annual base compensation of $500,000 in 2006, with an annual increase in base compensation of at least five percent for each year thereafter. Effective January 1, 2007 his annual base compensation was $525,000.

Under the Quay Employment Agreement, Dr. Quay's incentive cash compensation is limited to fifty percent of his annual base compensation for the year, with the actual amount determined by the Board of Directors or the Compensation Committee in consultation with Dr. Quay, in light of performance criteria agreed upon by the Board of Directors or the Compensation Committee and Dr. Quay prior to the beginning of the year. Pursuant to the Quay Employment Agreement, on July 20, 2005 Dr. Quay was granted 168,000 shares of restricted Common Stock and options to purchase 600,000 shares of Common Stock at an exercise price of $14.72 per share, the closing price of our Common Stock as reported on the Nasdaq National Market on July 20, 2005. The 600,000 options have a term of 10 years from the date of grant, and will vest in four equal annual installments beginning on July 20, 2006. The 168,000 shares of restricted stock will vest in four equal annual installments beginning on July 20, 2006.

The Quay Employment Agreement also provides that we will, in connection with each election of our directors during the term of the agreement, nominate, recommend and use our best efforts to cause the election to the Board of Directors of Dr. Quay and a person designated by Dr. Quay who is reasonably acceptable to us. We are also obligated to use all best efforts to cause the election of Dr. Quay as Chairman of the Board of Directors.

Under the Quay Employment Agreement, in the event that, prior to December 31, 2009, we terminate Dr. Quay's employment without cause or Dr. Quay is constructively terminated by us, in addition to pay for any unused paid time off accrued, Dr. Quay will be entitled to receive as severance the amount of base compensation that would have been payable through December 31, 2009 and the amount of his incentive cash compensation for the fiscal year in which the date of termination occurs (determined on a pro rated basis). Upon such event, the options and shares of restricted stock granted to Dr. Quay pursuant to the Quay Employment Agreement shall become fully vested and such options shall become fully exercisable and shall remain exercisable for the remainder of the term set forth in the applicable option grant agreements. For these purposes, a constructive termination means (i) a demotion or substantial diminution of responsibilities, (ii) a failure by us to honor our obligations under the agreement or (iii) prior to six months before the expiration date of the applicable agreement, either Dr. Quay or Dr. Quay's designee (if any) is not elected to the Board of Directors, or Dr. Quay is not elected as Chairman of the Board, unless, in the case of Dr. Quay's designee only, the lost election was the result of votes against the designee by non-affiliate stockholders of the Company representing the majority of the votes cast.

In the event that, prior to December 31, 2009, Dr. Quay's employment is terminated due to disability or death, in addition to pay for any unused paid time off accrued, Dr. Quay or his estate, as applicable, is entitled to receive as severance the lesser of twelve months base compensation or the compensation that would have been payable to Dr. Quay through December 31, 2009, computed using the base salary rate in effect on the date of termination, as well as a pro rated incentive cash compensation payment for the year in which such termination occurs. In the event that Dr. Quay's employment is terminated for any reason, each option granted to Dr. Quay pursuant to the Quay Employment Agreement which is vested as of the date of such termination (or becomes vested as a result of such termination) shall remain exercisable for the remainder of its term, rather than expiring within the otherwise applicable exercise period (generally ninety (90) days) provided for in the event of termination of employment under the 2004 Plan.

In the event that, during the one-year period following a change in control of us and prior to January 1, 2010, Dr. Quay's employment is terminated by us or by Dr. Quay for any reason, in addition to pay for any unused paid time off accrued, Dr. Quay will be entitled to receive as severance an amount equal to the greater of twelve months base compensation or the base compensation payable through December 31, 2009, the amount of his incentive cash compensation for the fiscal year in which the date of termination occurs (determined on a pro-rated basis) and an additional payment equal to the full amount of targeted incentive cash compensation for the year in which the termination occurs. Dr. Quay is also entitled to an additional gross-up payment to cover any "golden parachute" excise taxes that may be payable by Dr. Quay upon receipt of these severance payments. In addition, upon such event, the options and shares of restricted stock granted to Dr. Quay pursuant to the Quay Employment Agreement shall become fully vested and such options shall become fully exercisable and shall remain exercisable for the remainder of the term set forth in the applicable option grant agreements. Pursuant to the agreements, a change in control generally means (i) the acquisition by any person or group of 40% or more of our voting securities, (ii) our reorganization or merger or sale of all or substantially all of our assets, following which our stockholders prior to the consummation of such reorganization, merger or sale hold 60% or less of the voting securities of the surviving or acquiring entity, as applicable, (iii) a turnover of the majority of the Board of Directors as constituted on the effective date of the

Quay Employment Agreement, provided that under most circumstances any individual elected by a majority of the incumbent Board of Directors shall be considered as a member of the incumbent Board of Directors for this purpose, or (iv) a complete liquidation or dissolution of us.

Philip C. Ranker

We entered into an employment agreement (the "Ranker Employment Agreement") on January 1, 2006 with Philip C. Ranker in connection with his being named our CFO for a term of three years ending January 2, 2009. A copy of the Ranker Employment Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K dated January 5, 2006. Mr. Ranker voluntarily resigned his position effective January 4, 2008.

Pursuant to the Ranker Employment Agreement, Mr. Ranker was entitled to annual base compensation of $250,004 in 2007, and was eligible for increases in his base salary determined by our Board of Directors and our CEO. Mr. Ranker's incentive cash compensation under the Ranker Employment Agreement was limited to forty percent of his annual base compensation for the year, with the actual amount to be determined in light of performance criteria by the Board of Directors and our CEO.

Pursuant to the Ranker Employment Agreement, on January 1, 2006, Mr. Ranker was granted 20,133 shares of restricted Common Stock and options to purchase 20,133 shares of Common Stock at an exercise price of $14.72 per share, the closing price of our Common Stock as reported on the Nasdaq National Market on December 30, 2005. The 20,133 options had a term of 10 years from the date of grant, and were to vest in three equal annual installments beginning on January 1, 2007. The 20,133 shares of restricted stock were to vest in three equal annual installments beginning on January 1, 2007.

Under the Ranker Employment Agreement, in the event that, prior to January 2, 2009, we terminate Mr. Ranker's employment without cause or if Mr. Ranker terminated his employment as the result of a substantial diminution in his authority or role as CFO, the failure of us to pay any amounts of base salary and/or incentive cash compensation, the failure of us to honor promptly any of our other material obligations under the Ranker Employment Agreement, or a material demotion in his title or status, then, in addition to pay for any unused paid time off accrued, Mr. Ranker would have been entitled to receive as severance a lump sum payment equal to twelve (12) months of his specified base salary at the rate in effect on the date of termination, the amount of his incentive cash compensation for the fiscal year in which the date of termination occurs (determined on a pro rated basis) and we would continue to contribute towards the cost of COBRA coverage for six months. Upon such event, the options and shares of restricted stock granted to Mr. Ranker pursuant to the Ranker Employment Agreement would have become fully vested and such options would have become fully exercisable and would have remained exercisable for the remainder of the term set forth in the applicable option grant agreements.

In the event that, prior to January 2, 2009, the Ranker Employment Agreement had been terminated due to disability or death, then in addition to pay for any unused paid time off accrued, Mr. Ranker or his estate, as applicable, would have been entitled to receive as severance a lump sum payment equal to his specified base salary at the rate in effect on the date of termination for the lesser of twelve (12) months or the remaining term of the Ranker Employment Agreement and the amount of his incentive cash compensation for the fiscal year in which the date of termination occurs (determined on a pro rated basis).

In the event that Mr. Ranker's employment had been terminated by us or by Mr. Ranker for any reason, other than due to death or disability, during the one-year period following a change in control of us and prior to January 2, 2009, or prior to the date upon which Mr. Ranker's options and shares of restricted stock have become fully vested and such options are fully exercisable, then in addition to pay for any unused paid time off accrued, Mr. Ranker would have been entitled to receive as severance a lump sum payment equal to the greater of twelve (12) months base salary or the balance of his base salary through January 2, 2009, in each case at the rate in effect on the date of termination, the amount of his incentive cash compensation for the fiscal year in which the date of termination occurs (determined on a pro-rated basis), and an additional payment equal to the full amount of targeted incentive cash compensation for the year in which such termination occurs. In addition, upon such event, all of Mr. Ranker's options and shares of restricted stock would have become fully vested and such options would have become fully exercisable and would remain exercisable for the remainder of the term set forth in the applicable option grant agreements. Pursuant to the Ranker Employment Agreement, a change in control generally means (i) the acquisition by any person or group of 40% or more of our voting securities, (ii) our reorganization or merger or sale of all or substantially all of our assets, following which our stockholders prior to the consummation of such reorganization, merger or sale hold 60% or less of the voting securities of the surviving or acquiring entity, as applicable, (iii) a turnover of the majority of the Board of Directors as constituted on the effective date of the Ranker Employment Agreement, provided that under most circumstances any individual elected by a majority of the incumbent Board of Directors shall be considered as a member of the incumbent Board of Directors for this purpose, or (iv) a complete liquidation or dissolution of us.

Dr. Gordon C. Brandt

We entered into an employment agreement (the "Brandt Employment Agreement") on December 19, 2007 with Gordon C. Brandt, M.D., in connection with Dr. Brandt being named our President for the period beginning December 19, 2007 and ending December 31, 2010. A copy of the Brandt Employment Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K dated December 20, 2007.

Pursuant to the Brandt Employment Agreement, Dr. Brandt is entitled to annual base compensation of $376,000 effective December 19, 2007 and will be eligible for increases in his base salary as may be determined by our Board of Directors and our CEO. Effective for our fiscal year that began on January 1, 2008, Dr. Brandt's targeted incentive cash compensation under the Brandt Employment Agreement is fifty percent of his annual base compensation for the year, with the actual amount, which may be more or less than said targeted amount, to be determined by the Board of Directors and our CEO.

Under the Brandt Employment Agreement, in the event that, prior to December 31, 2010, we terminate Dr. Brandt's employment without cause or if Dr. Brandt terminates his employment as the result of a substantial diminution in his authority or role as President, the failure of us to pay any amounts of base salary and/or incentive cash compensation, the failure of us to honor promptly any of our other material obligations under the Brandt Employment Agreement, or a material demotion in his title or status, then in addition to pay for any unused paid time off accrued, Dr. Brandt will be entitled to receive as severance a lump sum payment equal to twelve (12) months of his specified base salary at the rate in effect on the date of termination, the amount of his incentive cash compensation for the fiscal year in which the date of termination occurs (determined on a pro rated basis) and we shall continue to contribute towards the cost of COBRA coverage for six months. Upon such event, Dr. Brandt's options and shares of restricted stock shall become fully vested and such options shall become fully exercisable and shall remain exercisable as specified in the applicable grant agreements.

In the event that, prior to December 31, 2010, the Brandt Employment Agreement is terminated due to disability or death, then in addition to pay for any unused paid time off accrued, Dr. Brandt or his estate, as applicable, is entitled to receive as severance a lump sum payment equal to his specified base salary at the rate in effect on the date of termination for the lesser of twelve (12) months or the remaining term of the Brandt Employment Agreement and the amount of his incentive cash compensation for the fiscal year in which the date of termination occurs (determined on a pro rated basis).

In the event that Dr. Brandt's employment is terminated by us or by Dr. Brandt for any reason, other than due to death or disability, during the one-year period following a change in control of us and prior to December 31, 2010, then in addition to pay for any unused paid time off accrued, Dr. Brandt will be entitled to receive as severance a lump sum payment equal to the greater of twelve (12) months base salary or the balance of his base salary through December 31, 2010, in each case at the rate in effect on the date of termination, the amount of his incentive cash compensation for the fiscal year in which the date of termination occurs (determined on a pro rated basis), and an additional payment equal to 50% of his base salary for such year. In addition, upon such event, all of Dr. Brandt's options and shares of restricted stock shall become fully vested and such options shall become fully exercisable and shall remain exercisable as specified in the applicable option grant agreements. Pursuant to the Brandt Employment Agreement, a change in control generally means (i) the acquisition by any person or group of 40% or more of our voting securities, (ii) our reorganization or merger or sale of all or substantially of our assets, following which our stockholders prior to the consummation of such reorganization, merger or sale hold 60% or less of the voting securities of the surviving or acquiring entity, as applicable, (iii) a turnover of the majority of the Board of Directors as constituted on the effective date of the Brandt Employment Agreement, provided that under most circumstances any individual elected by a majority of the incumbent Board of Directors shall be considered as a member of the incumbent Board of Directors for this purpose, or (iv) a complete liquidation or dissolution of us.

In connection with the entry into the Brandt Employment Agreement, we and Dr. Brandt also entered into an omnibus amendment to all of Dr. Brandt's outstanding grant awards to provide that the terms of the Brandt Employment Agreement shall supersede any conflicting terms contained in grant awards.

Timothy M. Duffy

We entered into an employment agreement (the "Duffy Employment Agreement") on September 15, 2006 with Timothy M. Duffy for the period beginning September 15, 2006 and ending June 30, 2009. Mr. Duffy, formerly our Executive Vice President of Marketing, Business Development & Legal, assumed the position of Chief Business Officer on February 12, 2008. A copy of the Duffy Employment Agreement was filed as Exhibit 10.1 to our Current Report on Form 8-K dated September 20, 2006.

Pursuant to the Duffy Employment Agreement, Mr. Duffy is entitled to annual base compensation of $249,500 effective January 1, 2007, and will be eligible for increases in his base salary as may be determined by our Board of Directors and our CEO. Effective for the our fiscal year that began on January 1, 2007, and each calendar year thereafter during the term of the Duffy Employment Agreement, Mr. Duffy's targeted incentive cash compensation is forty percent of his annual base compensation for the year, with the actual amount, which may be more or less than said targeted amount, to be determined by the Board of Directors and our CEO.

Under the Duffy Employment Agreement, in the event that, prior to June 30, 2009, we terminate Mr. Duffy's employment without cause or if Mr. Duffy terminates his employment as the result of a substantial diminution in his authority or role as Chief Business Officer, the failure of us to pay any amounts of base salary and/or incentive cash compensation, the failure of us to honor promptly any of our other material obligations under the Duffy Employment Agreement, or a material demotion in his title or status, then in addition to pay for any unused paid time off accrued, Mr. Duffy will be entitled to receive as severance a lump sum payment equal to twelve (12) months of his specified base salary at the rate in effect on the date of termination, the amount of his incentive cash compensation for the fiscal year in which the date of termination occurs (determined on a pro rated basis) and we shall continue to contribute towards the cost of COBRA coverage for six months. Upon such event, Mr. Duffy's options and shares of restricted stock shall become fully vested and such options shall become fully exercisable and shall remain exercisable as specified in the applicable grant agreements.

In the event that, prior to June 30, 2009, the Duffy Employment Agreement is terminated due to disability or death, then in addition to pay for any unused paid time off accrued, Mr. Duffy or his estate, as applicable, is entitled to receive as severance a lump sum payment equal to his specified base salary at the rate in effect on the date of termination for the lesser of twelve (12) months or the remaining term of the Duffy Employment Agreement and the amount of his incentive cash compensation for the fiscal year in which the date of termination occurs (determined on a pro rated basis).

In the event that Mr. Duffy's employment is terminated by us or by Mr. Duffy for any reason, other than due to death or disability, during the one-year period following a change in control of us and prior to June 30, 2009, then in addition to pay for any unused paid time off accrued, Mr. Duffy will be entitled to receive as severance a lump sum payment equal to the greater of twelve (12) months base salary or the balance of his base salary through June 30, 2009, in each case at the rate in effect on the date of termination, the amount of his incentive cash compensation for the fiscal year in which the date of termination occurs (determined on a pro rated basis), and an additional payment equal to 40% of his base salary for such year. In addition, upon such event, all of Mr. Duffy's options and shares of restricted stock shall become fully vested and such options shall become fully exercisable and shall remain exercisable as specified in the applicable option grant agreements. Pursuant to the Duffy Employment Agreement, a change in control generally means (i) the acquisition by any person or group of 40% or more of our voting securities, (ii) our reorganization or merger or sale of all or substantially all of our assets, following which our stockholders prior to the consummation of such reorganization, merger or sale hold 60% or less of the voting securities of the surviving or acquiring entity, as applicable, (iii) a turnover of the majority of the Board of Directors as constituted on the effective date of the Duffy Employment Agreement, provided that under most circumstances any individual elected by a majority of the incumbent Board of Directors shall be considered as a member of the incumbent Board of Directors for this purpose, or (iv) a complete liquidation or dissolution of us.

In connection with the entry into the Duffy Employment Agreement, we and Mr. Duffy also entered into an omnibus amendment to all of Mr. Duffy's outstanding grant awards to provide that the terms of the Duffy Employment Agreement shall supersede any conflicting terms contained in grant awards.

2007 Grants of Plan Based Awards Table

The following table sets forth information regarding the awards granted to each Named Executive Officer during 2007:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options(3) (#)	Exercise or Base Price of Option Awards ($/Sh)(1)	Grant Date Fair Market Value of Stock and Option Awards Closing Price on Grant Date ($/Sh)(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Dr. Steven C. Quay	2/6/07	—	35,503	—	—	—	—	—	4,247	13.16	8.36
Philip C. Ranker	2/6/07	—	318,885	—	—	—	—	12,000	19,264	13.16	8.36
Timothy M. Duffy	2/6/07	—	316,545	—	—	—	—	12,000	18,984	13.16	8.36
Dr. Gordon C. Brandt(2)	2/6/07	—	314,162	—	—	—	—	12,000	18,699	13.16	8.36
	12/19/07	—	152,611	—	—	—	—	18,000	36,000	3.86	2.31
Peter J. Knudsen	7/2/07		35,259	—	—	—	—	3,213	—	—	—
David E. Wormuth	2/6/07	—	482,870	—	—	—	—	19,500	27,079	13.16	8.36

(1) The exercise price for all options is equal to the closing market price of our Common Stock on the date of grant. The restricted stock awards were valued as of the closing price on the date of grant, less $0.006 par value per share.

(2) The grants to Dr. Brandt on December 19, 2007 were made in connection with his promotion to President on December 19, 2007.

(3) Restricted stock awards are included in the "All Other Stock Awards" column above. Stock option awards granted in 2007 are included in the "All Other Option Awards" column above. The material terms of these awards, including payout formulas, are described under the heading "Stock Options and Restricted Stock Grants" in the Compensation Discussion and Analysis in this Proxy Statement. The restricted shares and options are scheduled to vest in equal annual increments over a three year period starting on the first anniversary of the grant dates, so long as the Named Executive Officers remain in continuous employment with us through those dates, in accordance with employment contracts and the plan documents. The grant amounts were determined by the CEO in consultation with the Compensation Committee of the Board.

(4) The value of restricted stock and option awards is the grant date fair value determined under FAS 123R. A discussion of the relevant fair value assumptions is set forth in the notes to our 2007 consolidated financial statements. We caution that the amount ultimately realized from the stock and option awards will likely vary based on a number of factors, including our actual operating performance, stock price fluctuations, and the timing of exercises (in the case of options) and sales.

2007 Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding the outstanding equity awards held by our Named Executive Officers as of December 31, 2007:

Name		Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(36)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Dr. Steven C. Quay	(1)	100,000	—	—	25.00	5/2/12	—	—	—	—
	(2)	800,000	—	—	12.94	5/2/12	—	—	—	—
	(3)	300,000	300,000	—	14.72	7/20/15	—	—	—	—
	(4)	—	4,247	—	13.16	2/6/17	—	—	—	—
	(5)	—	—	—	—	—	84,000	319,200	—	—
Philip C. Ranker	(6)	15,000	—	—	9.23	8/25/14	—	—	—	—
	(7)	6,711	13,422	—	14.72	1/1/16	—	—	—	—
	(8)	—	19,264	—	13.16	2/6/17	—	—	—	—
	(9)	—	—	—	—	—	725	2,755	—	—
	(10)	—	—	—	—	—	264	1,003	—	—
	(11)	—	—	—	—	—	13,422	51,004	—	—
	(12)	—	—	—	—	—	12,000	45,600	—	—
Timothy M. Duffy	(13)	15,000	—	—	11.24	6/9/14	—	—	—	—
	(14)	6,334	12,666	—	15.95	1/30/16	—	—	—	—
	(15)	—	18,984	—	13.16	2/6/17	—	—	—	—
	(16)	—	—	—	—	—	759	2,884	—	—
	(17)	—	—	—	—	—	12,666	48,131	—	—
	(18)	—	—	—	—	—	12,000	45,600	—	—
Dr. Gordon C. Brandt . . .	(19)	833	2,500	—	10.39	1/21/15	—	—	—	—
	(20)	5,000	2,500	—	15.31	12/16/15	—	—	—	—
	(21)	—	18,699	—	13.16	2/6/17	—	—	—	—
	(22)	—	36,000	—	3.86	12/19/17	—	—	—	—
	(23)	—	—	—	—	—	2,500	9,500	—	—
	(24)	—	—	—	—	—	2,500	9,500	—	—
	(25)	—	—	—	—	—	12,000	45,600	—	—
	(26)	—	—	—	—	—	18,000	68,400	—	—
Peter J. Knudsen	(27)	—	—	—	—	—	3,333	12,665	—	—
	(28)	—	—	—	—	—	2,994	11,377	—	—
	(29)	—	—	—	—	—	3,213	12,209	—	—
David E. Wormuth	(30)	8,333	—	—	8.21	9/10/13	—	—	—	—
	(31)	25,000	—	—	13.90	4/14/14	—	—	—	—
	(32)	5,000	2,500	—	11.54	5/25/15	—	—	—	—
	(33)	—	27,079	—	13.16	2/6/17	—	—	—	—
	(34)	—	—	—	—	—	2,500	9,500	—	—
	(35)	—	—	—	—	—	5,000	74,100	—	—

(1) The options were granted on May 2, 2002 and vested in one increment on January 1, 2006.

(2) The options vested in even annual increments over a four-year period on May 2, 2002, August 8, 2003, August 8, 2004 and August 8, 2005.

(3) The options vest in even annual increments over a four-year period on July 20, 2006, July 20, 2007, July 20, 2008 and July 20, 2009.

(4) The options vest in even annual increments over a three-year period on February 6, 2008, February 6, 2009 and February 6, 2010.

(5) The stock awards vest in even annual increments over a four-year period on July 20, 2006, July 20, 2007; July 20, 2008 and July 20, 2009.

(6) The options vest in even annual increments over a three-year period on August 25, 2005, August 25, 2006 and August 25, 2007.

(7) The options vest in even annual increments over a three-year period on January 1, 2007, January 1, 2008 and January 1, 2009.

(8) The options vest in even annual increments over a three-year period on February 6, 2008, February 6, 2009 and February 6, 2010. Mr. Ranker resigned as of January 4, 2008 and all unvested stock options and restricted stock awards were cancelled as of that date.

(9) The stock awards vest in even annual increments over a three-year period on July 1, 2006, July 1, 2007 and July 1, 2008. See also note 8.

(10) The stock awards vest in even annual increments over a three-year period on September 7, 2006, September 7, 2007 and September 7, 2008. See also note 8.

(11) The stock awards vest in even annual increments over a three-year period on January 1, 2007, January 1, 2008 and January 1, 2009. See also note 8.

(12) The stock awards vest in even annual increments over a three-year period on February 6, 2008, February 6, 2009 and February 6, 2010. See also note 8.

(13) The options vested in even annual increments over a three-year period on June 9, 2005, June 9, 2006 and June 9, 2007.

(14) The options vest in even annual increments over a three-year period on January 30, 2007, January 30, 2008 and January 30, 2009.

(15) The options vest in even annual increments over a three-year period on February 6, 2008, February 6, 2009 and February 6, 2010.

(16) The stock awards vest in even annual increments over a three-year period on July 1, 2006, July 1, 2007 and July 1, 2008.

(17) The stock awards vest in even annual increments over a three-year period on January 30, 2007, January 30, 2008 and January 30, 2009.

(18) The stock awards vest in even annual increments over a three-year period on February 6, 2008, February 6, 2009 and February 6, 2010.

(19) The options vest in even annual increments over a three-year period on January 21, 2006, January 21, 2007 and January 21, 2008.

(20) The options vest in even annual increments over a three-year period on December 16, 2006, December 16, 2007 and December 16, 2008.

(21) The options vest in even annual increments over a three-year period on February 6, 2008, February 6, 2009 and February 6, 2010.

(22) The options vest in even annual increments over a three-year period on December 19, 2008, December 19, 2009 and December 19, 2010.

(23) The stock awards vest in even annual increments over a three-year period on January 21, 2006, January 21, 2007 and January 21, 2008.

(24) The stock awards vest in even annual increments over a three-year period on December 16, 2006, December 16, 2007 and December 16, 2008.

(25) The stock awards vest in even annual increments over a three-year period on February 6, 2008, February 6, 2009 and February 6, 2010.

(26) The stock awards vest in even annual increments over a three-year period on December 19, 2008, December 19, 2009 and December 19, 2010.

(27) The stock awards vest in even annual increments over a three-year period on April 25, 2006, April 25, 2007 and April 25, 2008.

(28) The stock awards vest in even annual increments over a three-year period on July 14, 2007, July 14, 2008 and July 14, 2009.

(29) The stock awards vest in even annual increments over a three-year period on July 2, 2008, July 2, 2009 and July 2, 2010.

(30) The options vested in even annual increments over a three-year period on September 10, 2004, September 10, 2005 and September 10, 2006.

(31) The options vested in even annual increments over a three-year period on April 14, 2005, April 14, 2006, and April 14, 2007.

(32) The options vest in even annual increments over a three-year period on May 25, 2006, May 25, 2007 and May 25, 2008. Mr. Wormuth was terminated in connection with our reduction in force on November 19, 2007. Under the terms of a separation agreement with the Company, Mr. Wormuth is serving as a consultant through May 15, 2008, his stock options and restricted stock awards continue to vest through that date and all unvested stock options and restricted stock awards will be cancelled as of that date.

(33) The options vest in even annual increments over a three-year period on February 6, 2008, February 6, 2009 and February 6, 2010. See also note 32.

(34) The stock awards vest in even annual increments over a three-year period on May 25, 2006, May 25, 2007 and May 25, 2008. See also note 32.

(35) The stock awards vest in even annual increments over a three-year period on February 6, 2008, February 6, 2009 and February 6, 2010. See also note 32.

(36) The market value of shares of stock that have not vested is based upon the closing price of our common stock on December 31, 2007, $3.80.

2007 Option Exercises and Stock Vested Table

The following table sets forth the number of shares acquired and the aggregate dollar amount realized pursuant to the exercise of options and restricted stock awards that vested for our Named Executive Officers during 2007:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Dr. Steven C. Quay	—	—	42,000	529,368
Philip C. Ranker	—	—	12,700	180,211
Timothy M. Duffy	—	—	12,093	151,987
Dr. Gordon C. Brandt	15,000	58,824	5,000	42,245
Peter J. Knudsen	—	—	4,830	62,933
David E. Wormuth	—	—	2,500	29,385

(1) The aggregate dollar value realized upon the exercise of an option represents the difference between the closing market price of the underlying shares on the date of exercise and the exercise price of the option, multiplied by the number of shares exercised.

(2) The aggregate dollar value realized upon the vesting of restricted stock awards is the fair market value of the underlying shares on the vesting date less par value of $0.006 per share, multiplied by the number of shares vested.

Option repricings

We have not engaged in any option repricings or other modifications to any of our outstanding equity awards to our Named Executive Officers during fiscal year 2007.

Potential payments upon termination or change in control arrangements

See "Employment Agreements" above for a description of the severance and change in control arrangements for our Named Executive Officers. Each of our Named Executive Officers will be eligible to receive severance payments only if each officer signs a general release of claims. The Compensation Committee, as plan administrator of our Stock Option Plans, has the authority to provide for accelerated vesting of options or restricted stock held by our Named Executive Officers and any other person in connection with certain changes in control of our company. In addition, Dr. Quay's employment agreement provides for a "gross up" of Total Benefits, as such term is defined is Dr. Quay's employment agreement, potentially granted to Dr. Quay upon his termination or a change in control.

In those employment agreements with our Named Executive Officers containing a change in control provision, subject to certain exceptions, a change in control is generally defined as (i) the acquisition by an entity of 40% or more of either (a) the outstanding shares of our capital stock or (b) the combined voting power of our outstanding voting securities entitled to vote in the election of directors, (ii) the cessation of the individuals who comprised the Board of Directors as of the effective date of such agreements to constitute at least a majority of the Board of Directors, (iii) approval by the shareholders of a business reorganization in which all or substantially all of the holders of our outstanding capital stock and voting securities immediately prior to such reorganization do not, following such reorganization, own more than 60% of our outstanding shares of common stock and the combined voting power of our outstanding voting securities, (iv) our complete liquidation or dissolution, or (v) a sale or disposition of all or substantially all of our assets.

Estimated payments and benefits upon termination

The amount of compensation and benefits payable to each Named Executive Officer under various termination events and circumstances has been estimated in the tables below. The amounts shown assume that such termination was effective as of December 31, 2007, our last business day of 2007, and thus includes amounts earned through such time and are estimates of the amounts that would be paid out to the executive officers upon their termination. Amounts under equity awards are determined based on the closing price of our common stock on December 31, 2007, which was $3.80 per share. The actual amounts to be paid out can only be determined at the time of such executive officer's separation from our company.

Unless otherwise provided by our plan administrator in stock option or restricted stock award agreements or in employment contracts with our Named Executive Officers, upon termination of a participant's employment or service, participants generally will forfeit any outstanding awards, except that a participant will have (i) 90 days (but in no event after the original expiration date of the award) following termination of employment or service to exercise any then-vested options and (ii) the earlier of one year or the original expiration of the grant if termination of employment or service is a result of the participant's disability or death. In the event of the death or disability of a Named Executive Officer, the Named Executive Officer will receive benefits under our disability plan or payments under our life insurance plan, as appropriate. The terms "cause", "good reason", "change of control" and "disability" have the meanings given to such terms in the employment agreements with our Named Executive Officers.

2007 Potential Payments upon Termination or Change in Control Table

	Involuntary Not for Cause Termination	Voluntary or for Cause or for Good Reason Termination	Death or Disability	Termination Following Change-in-Control
Dr. Quay				
Lump-sum payment	$ 1,130,063	$ —	$ 525,000	$ 1,130,063
Accrued Vacation	58,977	58,977	58,977	58,977
Bonus	262,500	—	262,500	525,000
Restricted Stock	319,200	—	—	319,200
Stock Options	—	—	—	—
Tax Gross-up Reimb	See notes below	See notes below	See notes below	See notes below
Total	$ 1,770,740	$ 58,977	$ 846,477	$ 2,033,240
Mr. Ranker (1)				
Lump-sum payment	$ 250,004	$ —	$ 250,004	$ 251,927
Accrued Vacation	27,163	27,163	27,163	27,163
Bonus	100,001	—	100,001	200,002
Restricted Stock	100,362	—	—	100,362
Stock Options	—	—	—	—
Cobra reimbursement	7,169	—	—	—
Total	$ 484,699	$ 27,163	$ 377,169	$ 579,455
Dr. Brandt				
Lump-sum payment	$ 376,000	$ —	$ 376,000	$ 1,128,000
Accrued Vacation	35,140	35,140	35,140	35,140
Bonus	150,400	—	150,400	300,800
Restricted Stock	133,000	—	—	133,000
Stock Options	—	—	—	—
Cobra reimbursement	7,169	—	—	—
Total	$ 701,709	$ 35,140	$ 561,540	$ 1,596,940
Mr. Duffy				
Lump-sum payment	$ 249,500	$ —	$ 249,500	$ 374,250
Accrued Vacation	18,232	18,232	18,232	18,232
Bonus	99,800	—	99,800	199,600
Restricted Stock	96,615	—	—	96,615
Stock Options	—	—	—	—
Cobra reimbursement	7,169	—	—	—
Total	$ 471,316	$ 18,232	$ 367,532	$ 688,697

Proxy Statement

The lump sum payments represent contractual payments due to the named executives in accordance with their employment contracts based upon their base salaries in effect as of December 31, 2007:

The amounts of $525,000 and $1,130,063 for Dr. Quay represent one year's pay at the rate in effect on December 31, 2007 and the balance of the remaining two years of his employment contract including contractual 5% salary increases.

The amounts of $250,004 and $251,927 for Mr. Ranker represent one year's pay at the rate in effect on December 31, 2007 and the amount due through January 2, 2009, the end of his employment contract, respectively. See note 1, below.

The amounts of $376,000 and $1,128,000 for Dr. Brandt represent one year's pay at the rate in effect on December 31, 2007 and the amount due through December 31, 2010, the end of his employment contract, respectively.

The amounts of $249,500 and $374,250 for Mr. Duffy represent one year's pay at the rate in effect on December 31, 2007 and the amount due through June 30, 2009, the end of his employment contract, respectively.

Accrued vacation amounts represent the unpaid days of personal time off accrued for each named executive as of December 31, 2007.

Bonus amounts are based upon employment contracts, and are 50% of base salary in effect as of December 31, 2007 for Dr. Quay and 40% of such base salaries for Mr. Ranker, Dr. Brandt and Mr. Duffy. Bonus amounts in the change-of-control columns represent payment of two years bonuses based upon employment contracts, calculated using base salaries and bonus rates in effect as of December 31, 2007. See note 1, below.

Restricted stock amounts are valued at $3.80, the closing price on December 31, 2007, multiplied by the number of outstanding unvested shares assumed to vest as of such date. See note 1, below.

Stock option amounts are valued at $3.80, the closing price on December 31, 2007, less the applicable option exercise price, multiplied by the number of outstanding unvested options assumed to vest on such date. As of December 31, 2007, none of the outstanding options were in-the-money. See note 1, below.

In accordance with his employment contract, Dr. Quay is eligible for a gross-up payment for certain excise taxes due as a result of a Change-in-Control. As of December 31, 2007, however, the total amount that would be payable under a Change-in-Control scenario to Dr. Quay did not exceed the 2.99x base amount threshold, so no excise taxes would be due on such payments.

Cobra reimbursements represent six months of continued Nastech contribution for employer-paid medical insurance for Mr. Ranker, Dr. Brandt and Mr. Duffy in accordance with their employment contracts. See note 1, below.

(1) Mr. Ranker resigned as of January 4, 2008 and all unvested stock options and restricted stock awards were cancelled as of that date.

COMPENSATION OF DIRECTORS

2007 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Susan B. Bayh	35,250	32,850	65,915	—	—	—	134,015
J. Carter Beese, Jr.(2)	4,125	62,814	(5,978)	—	—	—	60,961
Dr. Alexander D. Cross	38,625	33,931	80,988	—	—	—	153,544
Dr. Ian R. Ferrier	12,000	21,663	30,144	—	—	—	63,807
Myron Z. Holubiak	24,000	38,097	71,593	—	—	—	133,690
Leslie D. Michelson	24,375	46,779	84,722	—	—	—	155,876
John V. Pollock	36,375	32,868	75,361	—	—	—	144,604
Gerald T. Stanewick	26,250	13,147	30,144	—	—	—	69,541
Bruce R. Thaw(3)	44,625	32,868	75,361	—	—	—	152,854
Devin N. Wenig	23,625	24,265	50,962	—	—	—	98,852

(1) The stock and option values listed in the table include the portion of stock and option awards granted in 2007 and prior years that vested during 2007. The amounts do not include any estimates of forfeitures (however, for financial statement purposes our assumptions use an estimate of zero forfeitures for outside directors based on our historical experience). See Notes to our consolidated financial statements for the year ended December 31, 2007 for details as to the assumptions used to determine the fair value of the option awards. See also our discussion in our Annual Report on Form 10-K for the year ended December 31, 2007 of stock-based compensation under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies."

(2) Mr. Beese passed away on April 8, 2007. During 2007, the 5,000 unvested restricted stock awards and 10,000 unvested options previously awarded to Mr. Beese were modified to become fully vested upon his death, and the exercise period for such options was extended to be exercisable two years after his date of death. No other equity awards were repriced or modified during 2007.

(3) Included in fees earned or paid in cash for Mr. Thaw is a $7,500 cash retainer paid in December 2007 upon Mr. Thaw assuming the position of Lead Independent Director for the period ending at the 2008 Annual Meeting.

Dr. Steven C. Quay, our Chairman of the Board and CEO, has not been included in the Director Compensation Tables because he is a Named Executive Officer and does not receive any additional compensation for services provided as a director.

Supplemental Director Award and Option Data including 2007 grants and Outstanding Awards at Year-End

Name	2007 Restricted Stock Awards (# shares)	Fair Value of 2007 Restricted Stock Awards ($)(1)	2007 Stock Option Grants (# shares)	Fair Value of Options Granted in 2007 under SFAS 123R ($)(1)	Aggregate Number of Restricted Stock Awards Outstanding at December 31, 2007 (# shares)	Aggregate Number of Stock Options Outstanding at December 31, 2007 (# shares)
Susan B. Bayh	4,500	52,173	9,500	64,888	7,989	32,500
J. Carter Beese, Jr.(2)	—	—	—	—	—	72,500
Dr. Alexander D. Cross	5,500	63,767	11,500	78,548	8,833	38,000
Dr. Ian R. Ferrier(3)	3,422	39,675	4,000	27,321	5,578	24,000
Myron Z. Holubiak(3)	5,922	68,660	9,500	64,888	9,745	37,000
Leslie D. Michelson(3)	7,422	86,051	13,000	88,794	12,068	43,500
John V. Pollock	5,000	57,970	10,000	68,303	8,333	82,500
Gerald T. Stanewick	2,000	23,188	4,000	27,321	3,333	26,000
Bruce R. Thaw	5,000	57,970	10,000	68,303	8,333	106,000
Devin N. Wenig	2,000	23,188	4,000	27,321	5,000	46,000

(1) All of the stock and option awards granted to our directors during 2007 were granted on June 13, 2007, the date of our annual meeting of stockholders. The 2007 stock awards were valued $11.60, the fair market value of our common stock on June 13, 2007, less $0.006 par value per share. The grant date fair value for 2007 option awards was $6.83 per share, calculated using Black Scholes methodology under SFAS 123R.

(2) Mr. Beese passed away on April 8, 2007. On April 19, 2007, the Board of Directors authorized the full vesting of 10,000 remaining unvested options and 5,000 remaining unvested shares of restricted stock and an extension of time until April 8, 2009 for the estate of Mr. Beese to exercise all vested options.

(3) Effective June 13, 2007, Dr. Ferrier, Mr. Holubiak and Mr. Michelson each elected to accept 1,422 shares of restricted stock valued at $16,495 that vest in three equal annual increments in lieu of the $15,000 annual cash retainer.

In 2007, the components of compensation for the Board of Directors, as approved and ratified by the Nominating and Corporate Governance Committee of the Board of Directors, were as follows:

(a) an annual retainer of $15,000 paid to non-employee members of the Board of Directors and equity awards of 1,000 shares of restricted common stock and 3,000 options as the annual retainer paid to the member of the Board of Directors serving as the Lead Independent Director;

(b) equity awards made to a director upon initial appointment to the Board of Directors of 10,000 options and 5,000 shares of restricted common stock;

(c) annual equity compensation award guidelines for non-employee members of the Board of Directors are 2,000 shares of restricted common stock and 4,000 options to be issued at the discretion of the Board of Directors;

(d) annual equity awards are made to directors as compensation for service on Committees of the Board of Directors as follows: (i) 2,000 shares of restricted common stock and 4,000 options for the Audit Committee, (ii) 1,000 shares of restricted common stock and 2,000 options for the Compensation Committee, (iii) 1,000 shares of restricted common stock and 2,000 options for the Nominating and Corporate Governance Committee and (iv) an additional 500 shares of restricted common stock and 1,500 options for the chair of any committee of the Board of Directors;

(e) compensation paid to non-employee members of the Board of Directors is $1,500 for personal attendance at, and $750 for telephonic participation in, meetings of the Board of Directors;

(f) compensation paid to non-employee members of the Board of Directors is $750 for personal attendance at, and $375 for telephonic participation in, meetings of any committee of the Board of Directors;

(g) reimbursement for travel expenses incurred to attend our meetings; and

(h) each member of the Board of Directors may make an annual election to receive the entirety of his or her annual retainer in the form of shares of restricted common stock in lieu of cash, which shares of restricted common stock shall be issued at a 10% discount to the market value on the date of grant and shall vest, at the election of each such director on either (1) the earlier of (A) the first anniversary of the date of grant or (B) the date of our next annual meeting of stockholders (the earlier to occur of such dates hereafter being referred to as the "Minimum Vesting Date"); or (2) the later of (A) the Minimum Vesting Date or (B) the date on which such Director no longer serves on the Board of Directors.

Directors' Stock Compensation Plans. We maintain three compensation plans under which equity compensation awards may be made to directors: the Amended and Restated Nastech Pharmaceutical Company Inc. 2000 Nonqualified Stock Option Plan (the "2000 Plan"), the Nastech Pharmaceutical Company Inc. 2002 Stock Option Plan (the "2002 Plan") and the Nastech Pharmaceutical Company Inc. 2004 Stock Incentive Plan (the "2004 Plan"). References to the "Director Option Plans" herein refer to the 2000 Plan, the 2002 Plan and the 2004 Plan, collectively. It is our current practice that, upon becoming a member of the Board of Directors, each non-employee director may receive a discretionary award of options to purchase Common Stock and/or restricted shares of Common Stock as is determined at such time by the Compensation Committee of the Board of Directors. The discretionary stock option grants under the Director Option Plans are made at an exercise price per share of no less than the "fair market value" (as defined under the Director Option Plans) of a share of Common Stock on the date the option is granted, and both discretionary stock option and restricted stock grants are generally subject to a vesting period determined by the Compensation Committee in accordance with the applicable Director Option Plan (under most circumstances, a three-year vesting period). The Compensation Committee may make additional discretionary grants to eligible directors, consistent with the terms of the Director Option Plans. The Board of Directors may amend, suspend or terminate the Director Option Plans at any time, except that prior approval of our stockholders must be obtained pursuant to applicable Nasdaq rules for any amendments that would constitute a material revision to any of the Director Option Plans, and certain changes require the consent of the affected grantees. In 2007, 75,500 options and 40,766 shares of restricted Common Stock were granted to the non-employee members of the Board of Directors pursuant to the Director Option Plans. The restricted stock awards and stock options were granted on June 13, 2007 when the fair market value of the common stock was $11.60.

Transactions with Related Persons, Promoters and Certain Control Persons

Our Code of Business Conduct and Ethics requires that all employees, including officers and directors, disclose to the CFO the nature of any company business that is conducted with any related party of such employee, officer or director. If the transaction involves an officer or director, the CFO must bring the transaction to the attention of the Audit Committee, which must review and approve the transaction in writing in advance.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The following report has been submitted by the Compensation Committee of the Board of Directors:

The Compensation Committee of the Board of Directors has reviewed and discussed our Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our definitive proxy statement on Schedule 14A for our 2008 annual meeting, which is incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, each as filed with the SEC.

The foregoing report was submitted by the Compensation Committee of the Board and shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A promulgated by the Commission or Section 18 of the Securities Exchange Act of 1934.

Respectfully submitted,

Myron Z. Holubiak, Chairman
Susan B. Bayh
John V. Pollock
Bruce R. Thaw

EQUITY COMPENSATION PLAN INFORMATION

The following table provides aggregate information as of December 31, 2007 about Common Stock that may be issued upon the exercise of options under all of our equity compensation plans, including the 1990 Plan, the 2000 Plan, the 2002 Plan, the 2004 Plan and the 2007 Employee Stock Purchase Plan ("the ESPP").

	(a)	(b)	(c)
	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)
Equity compensation plans approved by security holders	2,077,539(1)	$13.52	837,451
Equity compensation plans not approved by security holders	334,779(2)	$11.68	42,491
Total	2,412,318	$13.26	879,942

(1) Consists of 90,000 shares of Common Stock underlying awards made pursuant to the 1990 Plan, 1,225,165 shares of Common Stock underlying awards made pursuant to the 2002 Plan and 762,374 shares of Common Stock underlying awards made pursuant to the 2004 Plan. The Board of Directors has delegated authority to the Compensation Committee to serve as administrator of the 1990 Plan, the 2002 Plan, the 2004 Plan and the ESPP.

(2) Consists of 334,779 shares of Common Stock underlying awards made pursuant to the 2000 Plan. Under the 2000 Plan, we are authorized to grant non-qualified stock options to purchase a maximum of 1,000,000 shares of Common Stock (subject to adjustment in the event of stock splits, stock dividends, recapitalization and other capital adjustments) to our employees, officers, directors and consultants. The Board of Directors has delegated authority to the Compensation Committee to serve as administrator of the 2000 Plan. The Compensation Committee has discretion as to the persons to be granted options, the number of shares subject to the options and the vesting schedules of the options. The 2000 Plan also provides that options shall be exercisable during a period of no more than ten years from the date of grant, and that the option exercise price shall be at least equal to 100% of the fair market value of the Common Stock on the date of grant.

SUBMISSION OF STOCKHOLDER PROPOSALS

We intend to hold our 2009 annual meeting of stockholders in June 2009. To be considered for inclusion in our notice of annual meeting and proxy statement for, and for presentation at, the 2009 annual meeting of our stockholders, a stockholder proposal must be received by the Corporate Secretary, Nastech Pharmaceutical Company Inc., 3830 Monte Villa Parkway, Bothell, Washington 98021, no later than January 5, 2009, and must otherwise comply with applicable rules and regulations of the SEC, including Rule 14a-8 of Regulation 14A under the Exchange Act.

Our Bylaws require advance notice of any proposal by a stockholder intended to be presented at an annual meeting that is not included in our notice of annual meeting and proxy statement because it was not timely submitted under the preceding paragraph, or made by or at the direction of any member of the Board of Directors, including any proposal for the nomination for election as a director. To be considered for such presentation at the 2009 annual meeting of our stockholders, any such stockholder proposal must be received by the Corporate Secretary, Nastech Pharmaceutical Company Inc., no earlier than February 5, 2009 and no later than March 27, 2009, and discretionary authority may be used if untimely submitted.

Proxy Statement

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities ("Reporting Persons"), to file reports of ownership and changes in ownership with the SEC and with NASDAQ. Such persons are required by the SEC to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the reports filed by Reporting Persons, and written representations from certain Reporting Persons that no other reports were required for those persons, we believe that, during the year ended December 31, 2007, the Reporting Persons met all applicable Section 16(a) filing requirements.

OTHER MATTERS

We will furnish without charge to each person whose proxy is being solicited, upon the written request of any such person, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC, including the financial statements. Requests for copies of such Annual Report on Form 10-K should be directed to Bruce R. York, Secretary, Nastech Pharmaceutical Company Inc., 3830 Monte Villa Parkway, Bothell, Washington 98021.

Our Board of Directors does not know of any other matters that are to be presented for action at the Annual Meeting. If any other matters are properly brought before the Annual Meeting or any adjournments thereof, the persons named in the enclosed proxy will have the discretionary authority to vote all proxies received with respect to such matters in accordance with their best judgment.

It is important that the proxies be returned promptly and that your shares be represented at the Annual Meeting. Stockholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.

By order of the Board of Directors,

Bruce R. York
Secretary

May 5, 2008
Bothell, Washington

NASTECH PHARMACEUTICAL COMPANY, INC.
2008 STOCK INCENTIVE PLAN

ARTICLE I

GENERAL

1.1 PURPOSE

The Nastech Pharmaceutical Company, Inc. 2008 Stock Incentive Plan (the "Plan") is designed to provide certain key persons, on whose initiative and efforts the successful conduct of the business of Nastech Pharmaceutical Company, Inc. (the "Company") depends, and who are responsible for the management, growth and protection of the business of the Company, with incentives to: (a) enter into and remain in the service of the Company, a Company subsidiary or a Company joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company (whether directly or indirectly through enhancing the long-term performance of a Company subsidiary or a Company joint venture). The Plan is also designed to provide certain "performance-based" compensation to these key persons.

1.2 ADMINISTRATION

(a) *Administration by Committee; Constitution of Committee.* The Plan shall be administered by the Compensation Committee of the board of directors of the Company (the "Board") or such other committee or subcommittee as the Board may designate or as shall be formed by the abstention or recusal of a non-Qualified Member (as defined below) of such committee (the "Committee"). The members of the Committee shall be appointed by, and serve at the pleasure of, the Board. While it is intended that at all times that the Committee acts in connection with the Plan, the Committee shall consist solely of at least two Qualified Members, the fact that the Committee is not so comprised will not invalidate any grant hereunder that otherwise satisfies the terms of the Plan. A "Qualified Member" is both a "non-employee director" within the meaning of Rule 16b-3 ("Rule 16b-3") promulgated under the Securities Exchange Act of 1934 (the "1934 Act") and an "outside director" within the meaning of section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). If the Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee and, in such a case, all references herein to the Committee shall refer to the Board.

(b) *Committee's Authority.* The Committee shall have the authority (i) to exercise all of the powers granted to it under the Plan, (ii) to construe, interpret and implement the Plan and any Grant Certificates executed pursuant to Section 2.1, (iii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing its own operations, (iv) to make all determinations necessary or advisable in administering the Plan, (v) to correct any defect, supply any omission and reconcile any inconsistency in the Plan, and (vi) to amend the Plan to reflect changes in applicable law.

(c) *Committee Action; Delegation.* Actions of the Committee shall be taken by the vote of a majority of its members. Any action may be taken by a written instrument signed by a majority of the Committee members, and action so taken shall be fully as effective as if it had been taken by a vote at a meeting. Notwithstanding the foregoing or any other provision of the Plan, to the fullest extent permitted by §157 of the Delaware General Corporation Law (or any successor provision thereto) the Committee may delegate to one or more officers of the Company the authority to designate the individuals (other than such officer(s)), among those eligible to receive awards pursuant to the terms of the Plan, who will receive awards under the Plan and the size of each such award, provided that the Committee shall itself grant awards to those individuals who could reasonably be considered to be subject to the insider trading provisions of section 16 of the 1934 Act or whose awards could reasonably be expected to be subject to the deduction limitations of section 162(m) of the Code.

(d) *Determinations Final.* The determination of the Committee on all matters relating to the Plan or any Grant Certificate shall be final, binding and conclusive.

(e) *Limit on Committee Members' Liability.* No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any award thereunder.

1.3 PERSONS ELIGIBLE FOR AWARDS

The persons eligible to receive awards under the Plan are those officers, directors (whether or not they are employed by the Company) and executive, managerial, professional or administrative employees of the Company, its subsidiaries and its joint ventures (collectively, "key persons") as the Committee in its sole discretion shall select, provided, however, that incentive stock options only may be granted to persons who are employees of the Company on the date of grant.

1.4 TYPES OF AWARDS UNDER PLAN

Awards may be made under the Plan in the form of (a) incentive stock options, (b) non-qualified stock options, (c) stock appreciation rights, (d) restricted stock, and (e) performance shares, all as more fully set forth in Article II. The term "award" means any of the foregoing.

1.5 SHARES AVAILABLE FOR AWARDS

(a) Aggregate Number Available; Certificate Legends. The total number of shares of common stock of the Company ("Common Stock") with respect to which awards may be granted pursuant to the Plan shall not exceed 4,500,000 shares. Shares issued pursuant to the Plan may be authorized but unissued Common Stock, authorized and issued Common Stock held in the Company's treasury or Common Stock acquired by the Company for the purposes of the Plan. The Committee may direct that any stock certificate evidencing shares issued pursuant to the Plan shall bear a legend setting forth such restrictions on transferability as may apply to such shares.

(b) *Adjustment upon Changes in Common Stock.* Upon certain changes in Common Stock, the number of shares of Common Stock available for issuance with respect to awards that may be granted under the Plan pursuant to Section 1.5(a), shall be adjusted pursuant to Section 3.7(a).

(c) *Certain Shares to Become Available Again.* The following shares of Common Stock shall again become available for awards under the Plan: (i) any shares that are subject to an award under the Plan and that remain unissued, whether due to the cancellation or termination of such award for any reason whatsoever, the settlement of such award for cash, or otherwise; and (ii) any shares of restricted stock forfeited pursuant to Section 2.7(e), provided that any dividends paid on such shares are also forfeited pursuant to such Section 2.7(e).

(d) *Individual Limit.* Except for the limits set forth in this Section 1.5(d) and in Section 2.2(h) (relating to incentive stock options), no provision of this Plan shall be deemed to limit the number or value of shares with respect to which the Committee may make awards to any eligible person. Subject to adjustment as provided in Section 3.7(a), the total number of shares of Common Stock with respect to which awards may be granted to any one employee of the Company or a subsidiary during any one calendar year shall not exceed 2,250,000 shares. Stock options and stock appreciation rights granted and subsequently canceled or deemed to be canceled in a calendar year count against this limit even after their cancellation.

1.6 DEFINITIONS OF CERTAIN TERMS

(a) The "Fair Market Value" of a share of Common Stock on any day shall be the closing price on the NASDAQ or such other national securities exchange on which the Common Stock is traded, as reported for such day in *The Wall Street Journal* or, if no such price is reported for such day, the average of the high bid and low asked price of Common Stock as reported for such day. If no quotation is made for the applicable day, the Fair Market Value of a share of Common Stock on such day shall be determined in the manner set forth in the preceding sentence using quotations for the next preceding day for which there were quotations, provided that such quotations shall have been made within the ten (10) business days preceding the applicable day. Notwithstanding the foregoing, if deemed necessary or appropriate by the Committee, the Fair Market Value of a share of Common Stock on any day shall be determined by the Committee. In no event shall the Fair Market Value of any share of Common Stock be less than its par value.

(b) The term "incentive stock option" means an option that is intended to qualify for special federal income tax treatment pursuant to sections 421 and 422 of the Code as now constituted or subsequently amended, or pursuant to a successor provision of the Code, and which is so designated in the applicable Grant Certificate. Any option that is not specifically designated as an incentive stock option shall under no circumstances be considered an incentive stock option. Any option that is not an incentive stock option is referred to herein as a "non-qualified stock option."

(c) A grantee shall be deemed to have a "termination of employment" upon (i) the date the grantee ceases to be employed by, or to provide consulting services for, the Company, any Company subsidiary or Company joint venture, or any corporation (or any of its subsidiaries) which assumes the grantee's award in a transaction to which section 424(a) of the Code applies or (ii) the date the grantee ceases to be a Board member, provided, however, that in the case of a grantee (x) who is at the time of reference both an employee or consultant and a Board member or (y) who ceases to be engaged as an employee, consultant or Board member and immediately is engaged in another of such relationships with the Company, any Company subsidiary or Company joint venture, the grantee shall be deemed to have a "termination of employment" upon the later of the dates determined pursuant to subparagraphs (i) and (ii) above. For purposes of clause (i) above, a grantee who continues his or her employment or consulting relationship with: (A) a Company subsidiary subsequent to its sale by the Company, or (B) a Company joint venture subsequent to the Company's sale of its interests in such joint venture, shall have a termination of employment upon the date of such sale. The Committee may in its discretion determine whether any leave of absence constitutes a termination of employment for purposes of the Plan and the impact, if any, of any such leave of absence on awards theretofore made under the Plan. Notwithstanding the above, to the extent that an Award is subject to Internal Revenue Code Section 409A, whether a grantee has experienced a "termination of employment" shall be determined pursuant to Internal Revenue Code Section 409A and regulations thereunder.

(d) The terms "parent corporation" and "subsidiary corporation" shall have the meanings given them in sections 424(e) and (f) of the Code, respectively.

(e) The term "employment" shall be deemed to mean an employee's employment with the Company, any Company subsidiary or any Company joint venture and each Board member's service as a Board member.

(f) The term "cause" in connection with a termination of employment by reason of a dismissal for cause shall mean:

(i) to the extent that there is an employment, severance or other agreement governing the relationship between the grantee and the Company, a Company subsidiary or a Company joint venture, which agreement contains a definition of "cause," cause shall consist of those acts or omissions that would constitute "cause" under such agreement; and otherwise,

(ii) the grantee's termination of employment by the Company or an affiliate on account of any one or more of the following:

(A) any failure by the grantee substantially to perform the grantee's employment duties;

(B) any excessive unauthorized absenteeism by the grantee;

(C) any refusal by the grantee to obey the lawful orders of the Board or any other person or committee to whom the grantee reports;

(D) any act or omission by the grantee that is or may be injurious to the Company, monetarily or otherwise;

(E) any act by the grantee that is inconsistent with the best interests of the Company;

Proxy Statement

(F) the grantee's material violation of any of the Company's policies, including, without limitation, those policies relating to discrimination or sexual harassment;

(G) the grantee's unauthorized(a) removal from the premises of the Company or an affiliate of any document (in any medium or form) relating to the Company or an affiliate or the customers or clients of the Company or an affiliate or(b) disclosure to any person or entity of any of the Company's, or its affiliates', confidential or proprietary information;

(H) the grantee's commission of any felony or any other crime involving moral turpitude; and

(I) the grantee's commission of any act involving dishonesty or fraud

Notwithstanding the foregoing, in determining whether a termination of employment by reason of a dismissal for cause has occurred pursuant to this Section 1.6(f)(ii) for the purposes of Section 3.8(b)(iii) (relating to a termination of employment following a Change in Control), reference shall be made solely to subsections (B), (C), (F), (G), (H), and (I) of Section 1.6(f)(ii).

Any rights the Company may have hereunder in respect of the events giving rise to cause shall be in addition to the rights the Company may have under any other agreement with a grantee or at law or in equity. Any determination of whether a grantee's employment is (or is deemed to have been) terminated for cause for purposes of the Plan or any award hereunder shall be made by the Committee in its discretion. If, subsequent to a grantee's voluntary termination of employment or involuntary termination of employment without cause, it is discovered that the grantee's employment could have been terminated for cause, the Committee may deem such grantee's employment to have been terminated for cause. A grantee's termination of employment for cause shall be effective as of the date of the occurrence of the event giving rise to cause, regardless of when the determination of cause is made.

ARTICLE II

AWARDS UNDER THE PLAN

2.1 CERTIFICATES EVIDENCING AWARDS

Each award granted under the Plan shall be evidenced by a written certificate ("Grant Certificate") which shall contain such provisions as the Committee may in its sole discretion deem necessary or desirable. By accepting an award pursuant to the Plan, a grantee thereby agrees that the award shall be subject to all of the terms and provisions of the Plan and the applicable Grant Certificate.

2.2 GRANT OF STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

(a) *Stock Option Grants.* The Committee may grant incentive stock options and non-qualified stock options (collectively, "options") to purchase shares of Common Stock from the Company, to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Committee shall determine in its sole discretion, subject to the provisions of the Plan.

(b) *Stock Appreciation Right Grants; Types of Stock Appreciation Rights.* The Committee may grant stock appreciation rights to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Committee shall determine in its sole discretion, subject to the provisions of the Plan. The terms of a stock appreciation right may provide that it shall be automatically exercised for a cash payment upon the happening of a specified event that is outside the control of the grantee, and that it shall not be otherwise exercisable. Stock appreciation rights may be granted in connection with all or any part of, or independently of, any option granted under the Plan. A stock appreciation right granted in connection with a non-qualified stock option may be granted at or after the time of grant of such option. A stock appreciation right granted in connection with an incentive stock option may be granted only at the time of grant of such option.

(c) *Nature of Stock Appreciation Rights.* The grantee of a stock appreciation right shall have the right, subject to the terms of the Plan and the applicable Grant Certificate, to receive from the Company an amount equal to (i) the excess of the Fair Market Value of a share of Common Stock on the date of exercise of the stock appreciation right over the Fair Market Value of a share of Common Stock on the date of grant (or over the option exercise price if the stock appreciation right is granted in connection with an option), multiplied by (ii) the number of shares with respect to which the stock appreciation right is exercised. Payment upon exercise of a stock appreciation right shall be in cash or in shares of Common Stock (valued at their Fair Market Value on the date of exercise of the stock appreciation right) or both, all as the Committee shall determine in its sole discretion. Upon the exercise of a stock appreciation right granted in connection with an option, the number of shares subject to the option shall be reduced by the number of shares with respect to which the stock appreciation right is exercised. Upon the exercise of an option in connection with which a stock appreciation right has been granted, the number of shares subject to the stock appreciation right shall be reduced by the number of shares with respect to which the option is exercised, provided that if the number of shares initially subject to the stock appreciation right is less than the number of shares initially subject to the option, the number of shares initially subject to the stock appreciation right only shall be reduced to the extent that it causes the same number of shares to be subject to the option and the stock appreciation right.

(d) *Option Exercise Price.* Each Grant Certificate with respect to an option shall set forth the amount (the "option exercise price") payable by the grantee to the Company upon exercise of the option evidenced thereby. The option exercise price per share shall be determined by the Committee in its sole discretion; provided, however, that the option exercise price of a stock option shall be at least 100% of the Fair Market Value of a share of Common Stock on the date the option is granted, and provided further that in no event shall the option exercise price be less than the par value of a share of Common Stock.

(e) *Exercise Period.* Each Grant Certificate with respect to an option or stock appreciation right shall set forth the periods during which the award evidenced thereby shall be exercisable, whether in whole or in part. Such periods shall be determined by the Committee in its sole discretion, subject to Section 2.3 hereof.

(f) *Incentive Stock Option Limitation: $100,000 Limitation.* To the extent that the aggregate Fair Market Value (determined as of the time the option is granted) of the stock with respect to which incentive stock options are first exercisable by any employee during any calendar year shall exceed $100,000, or such higher amount as may be permitted from time to time under section 422 of the Code, such options shall be treated as non-qualified stock options.

(g) *Incentive Stock Option Limitation: 10% Owners.* Notwithstanding the provisions of paragraphs (d) and (e) of this Section 2.2, an incentive stock option may not be granted under the Plan to an individual who, at the time the option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of his or her employer corporation or of its parent or subsidiary corporations (as such ownership may be determined for purposes of section 422(b)(6) of the Code) unless (i) at the time such incentive stock option is granted the option exercise price is at least 110% of the Fair Market Value of the shares subject thereto and (ii) the incentive stock option by its terms is not exercisable after the expiration of 5 years from the date it is granted.

2.3 EXERCISE OF OPTIONS AND STOCK APPRECIATION RIGHTS

Subject to the other provisions of this Article II, each option or stock appreciation right granted under the Plan shall be exercisable as follows:

(a) Time and Method of Exercise.

(i) *Beginning of Exercise Period for Employees.* Unless the applicable Grant Certificate otherwise provides, an option or stock appreciation right for employees shall become exercisable in three substantially equal installments on each of the first three anniversaries of the date of grant, provided, however, that in no event shall an option or stock appreciation right be exercisable before the first anniversary of the date of grant.

Proxy Statement

(ii) *Beginning of Exercise Period for Non-Employee Directors.* An option or stock appreciation right for non-employee directors shall become fully exercisable on the first anniversary of the date of grant, except that a grant made in conjunction with an annual stockholders meeting shall become fully exercisable on the earlier of the first anniversary of the date of grant and the next annual stockholders meeting.

(iii) *End of Exercise Period.* Unless the applicable Grant Certificate otherwise provides, once an installment becomes exercisable, it shall remain exercisable until the earlier of (i) the tenth anniversary of the date of grant of the award or (ii) the expiration, cancellation or termination of the award; provided, however, that no stock option (or a stock appreciation right granted in connection with a stock option) shall be exercisable more than 10 years after the date of grant.

(iv) *Timing and Extent of Exercise.* Unless the applicable Grant Certificate otherwise provides, (A) an option or stock appreciation right may be exercised from time to time as to all or part of the shares as to which such award is then exercisable and (B) a stock appreciation right granted in connection with an option may be exercised at any time when, and to the same extent that, the related option may be exercised.

(v) *Notice of Exercise.* An option or stock appreciation right shall be exercised by the filing of a written notice with the Company or the Company's designated exchange agent (the "exchange agent"), on such form and in such manner as the Committee shall in its sole discretion prescribe.

(b) Payment of Exercise Price. Any written notice of exercise of an option shall be accompanied by payment for the shares being purchased. Such payment shall be made: (i) by certified or official bank check (or the equivalent thereof acceptable to the Company or its exchange agent) for the full option exercise price; or (ii) with the prior approval of the Company's compliance officer, which officer shall have sole discretion whether or not to give, by delivery of shares of Common Stock owned by the grantee having a Fair Market Value (determined as of the exercise date) equal to all or part of the option exercise price and a certified or official bank check (or the equivalent thereof acceptable to the Company or its exchange agent) for any remaining portion of the full option exercise price; or (iii) at the discretion of the Committee and to the extent permitted by law, by such other provision, consistent with the terms of the Plan, as the Committee may from time to time prescribe (whether directly or indirectly through the exchange agent). Shares of Common Stock delivered in payment of the exercise price pursuant to item (ii) herein above may be previously owned shares or, with the prior approval of the Corporation's compliance officer, which officer shall have sole discretion whether or not to give, the shares that are being acquired upon exercise of the stock option; provided, however, that any person who is a reporting person for purposes of Section 16 of the 1934 Act may only deliver shares that are being acquired upon exercise of the stock option in this manner if at least six months has elapsed from the date on which the option was granted to such person.

(c) *Delivery of Certificates Upon Exercise.* Promptly after receiving payment of the full option exercise price, or after receiving notice of the exercise of a stock appreciation right for which payment will be made partly or entirely in shares, the Company or its exchange agent shall, subject to the provisions of Section 3.2, deliver to the grantee or to such other person as may then have the right to exercise the award, a certificate or certificates for the shares of Common Stock for which the award has been exercised. If the method of payment employed upon option exercise so requires, and if applicable law permits, a grantee may direct the Company or its exchange agent, as the case may be, to deliver the stock certificate(s) to the grantee's stockbroker.

(d) *No Stockholder Rights.* No grantee of an option or stock appreciation right (or other person having the right to exercise such award) shall have any of the rights of a stockholder of the Company with respect to shares subject to such award until the issuance of a stock certificate to such person for such shares. No adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such stock certificate is issued.

2.4 COMPENSATION IN LIEU OF EXERCISE OF AN OPTION

The Committee may in its sole discretion, with respect to a non-qualified stock option, and with the written consent of the grantee with respect to an incentive stock option, determine to substitute for the exercise of such option compensation to the grantee not in excess of the difference between the option exercise price and the Fair Market Value of the shares covered by such option on the date designated by the Committee. Such compensation may be in cash, in shares of Common Stock, or both, and the payment thereof may be subject to conditions, all as the Committee shall determine in its sole discretion. In the event compensation is substituted pursuant to this Section 2.4 for the exercise, in whole or in part, of an option, the number of shares subject to the option shall be reduced by the number of shares for which such compensation is substituted.

2.5 TERMINATION OF EMPLOYMENT; DEATH SUBSEQUENT TO A TERMINATION OF EMPLOYMENT

(a) *General Rule.* Except to the extent otherwise provided in paragraphs (b), (c), (d) or (e) of this Section 2.5 or Section 3.8(b)(iii) (relating to a termination of employment following a change in control of the Company), a grantee who incurs a termination of employment may exercise any outstanding option or stock appreciation right on the following terms and conditions: (i) exercise may be made only to the extent that the grantee was entitled to exercise the award on the termination of employment date; and (ii) exercise must occur within three months after termination of employment but in no event after the original expiration date of the award.

(b) *Dismissal for Cause; Resignation.* If a grantee incurs a termination of employment as the result of a dismissal for cause, all options and stock appreciation rights not theretofore exercised shall terminate upon the commencement of business on the date of the grantee's termination of employment.

(c) *Disability.* If a grantee incurs a termination of employment by reason of a disability (as defined below), then any outstanding option or stock appreciation right shall be exercisable on the following terms and conditions: (i) exercise may be made only to the extent that the grantee was entitled to exercise the award on the termination of employment date; and (ii) exercise must occur by the earlier of (A) the first anniversary of the grantee's termination of employment, or (B) the original expiration date of the award. For this purpose "disability" shall mean: (x) except in connection with an incentive stock option, any physical or mental condition that would qualify a grantee for a disability benefit under the long-term disability plan maintained by the Company or, if there is no such plan, any physical or mental condition that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months and (y) in connection with an incentive stock option, a disability described in section 422(c)(6) of the Code. The existence of a disability shall be determined by the Committee in its absolute discretion.

(d) Death.

(i) *Termination of Employment as a Result of Grantee's Death.* If a grantee incurs a termination of employment as the result of death, then any outstanding option or stock appreciation right shall be exercisable on the following terms and conditions: (A) exercise may be made only to the extent that the grantee was entitled to exercise the award on the date of death; and (B) exercise must occur by the earlier of (1) the first anniversary of the grantee's termination of employment, or (2) the original expiration date of the award.

(ii) *Death Subsequent to a Termination of Employment.* If a grantee terminates employment after age 65 and dies within the three-month period following such termination of employment, then the award shall remain exercisable until the earlier to occur of (A) the first anniversary of the grantee's date of death or (B) the original expiration date of the award.

(iii) *Restrictions on Exercise Following Death.* Any such exercise of an award following a grantee's death shall be made only by the grantee's executor or administrator or other duly appointed representative reasonably acceptable to the Committee, unless the grantee's will specifically disposes of such award, in which case such exercise shall be made only by the recipient of such specific disposition. If a grantee's personal representative or the recipient of a specific disposition under the grantee's will

Proxy Statement

shall be entitled to exercise any award pursuant to the preceding sentence, such representative or recipient shall be bound by all the terms and conditions of the Plan and the applicable Grant Certificate which would have applied to the grantee including, without limitation, the provisions of Sections 3.2 and 3.8 hereof.

(e) *Special Rules for Incentive Stock Options.* No option that remains exercisable for more than three months following a grantee's termination of employment for any reason other than death (including death within three months after the termination of employment) or disability, or for more than one year following a grantee's termination of employment as the result of disability, may be treated as an incentive stock option.

(f) *Committee Discretion.* The Committee, in the applicable Grant Certificate, may waive or modify the application of the foregoing provisions of this Section 2.5.

2.6 TRANSFERABILITY OF OPTIONS AND STOCK APPRECIATION RIGHTS

Except as otherwise provided in an applicable Grant Certificate evidencing an option or stock appreciation right, during the lifetime of a grantee, each option or stock appreciation right granted to a grantee shall be exercisable only by the grantee and no option or stock appreciation right shall be assignable or transferable otherwise than by will or by the laws of descent and distribution. The Committee may, in any applicable Grant Certificate evidencing an option (other than an incentive stock option to the extent inconsistent with the requirements of section 422 of the Code applicable to incentive stock options), permit a grantee to transfer all or some of the options to (A) the grantee's spouse, children or grandchildren ("Immediate Family Members"), (B) a trust or trusts for the exclusive benefit of such Immediate Family Members, or (C) other parties approved by the Committee in its absolute discretion. Following any such transfer, any transferred options shall continue to be subject to the same terms and conditions as were applicable immediately prior to the transfer.

2.7 GRANT OF RESTRICTED STOCK

(a) *Restricted Stock Grants.* The Committee may grant restricted shares of Common Stock to such key persons, in such amounts, and subject to such transferability, vesting and forfeiture provisions, and other terms and conditions, as the Committee shall determine in its sole discretion, subject to the provisions of the Plan; provided, however, that any award of restricted shares of Common Stock shall be subject to a graduated, pro-rata vesting schedule of not less than three years which vesting may only be accelerated by the Committee in the case of the recipient's death, disability, retirement, or termination without cause or in the case of a change in control of the Company. Restricted stock awards may be made independently of or in connection with any other award under the Plan. A grantee of a restricted stock award shall have no rights with respect to such award unless such grantee accepts the award within such period as the Committee shall specify by accepting delivery of a Grant Certificate in such form as the Committee shall determine and, in the event the restricted shares are newly issued by the Company, makes payment to the Company or its exchange agent by certified or official bank check (or the equivalent thereof acceptable to the Company) in an amount at least equal to the par value of the shares covered by the award.

(b) *Issuance of Stock Certificate(s).* Promptly after a grantee accepts a restricted stock award, the Company or its transfer agent shall issue to the grantee a stock certificate or stock certificates for the shares of Common Stock covered by the award or shall establish an account evidencing ownership of the stock in uncertificated form. Upon the issuance of such stock certificate(s), or establishment of such account, the grantee shall have the rights of a stockholder with respect to the restricted stock, subject to: (i) the nontransferability restrictions and forfeiture provision described in paragraphs (d) and (e) of this Section 2.7; (ii) in the Committee's discretion, a requirement that any dividends paid on such shares shall be held in escrow until all restrictions on such shares have lapsed; and (iii) any other restrictions and conditions contained in the applicable Grant Certificate.

(c) *Custody of Stock Certificate(s); Stockholder Rights.* Unless the Committee shall otherwise determine, any stock certificates issued evidencing shares of restricted stock shall remain in the possession of the Company until such shares are free of any restrictions specified in the applicable Grant Certificate. The

Committee may direct that such stock certificate(s) bear a legend setting forth the applicable restrictions on transferability.

(d) *Nontransferability.* Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as otherwise specifically provided in this Plan or the applicable Grant Certificate. The Committee at the time of grant shall specify the date or dates (which may depend upon or be related to the attainment of performance goals and other conditions) on which the nontransferability of the restricted stock shall lapse.

(e) *Consequence of Termination of Employment.* Except as otherwise provided in the applicable Grant Certificate, a grantee's termination of employment for any reason (including death) shall cause the immediate forfeiture of all shares of restricted stock that have not yet vested as of the date of such termination of employment. All dividends paid on such shares also shall be forfeited, whether by termination of any escrow arrangement under which such dividends are held, by the grantee's repayment of dividends received directly, or otherwise.

2.8 GRANT OF PERFORMANCE SHARES

(a) *Performance Share Grants.* The Committee may grant performance share awards to such key persons, and in such amounts and subject to such vesting and forfeiture provisions and other terms and conditions, as the Committee shall in its sole discretion determine, subject to the provisions of the Plan. Such an award shall entitle the grantee to acquire shares of Common Stock, or to be paid the value thereof in cash, as the Committee shall determine, if specified performance goals are met. Performance shares may be awarded independently of, or in connection with, any other award under the Plan. A grantee shall have no rights with respect to a performance share award unless such grantee accepts the award by accepting delivery of a Grant Certificate at such time and in such form as the Committee shall determine.

(b) *Stockholder Rights.* The grantee of a performance share award will have the rights of a stockholder only as to shares for which a stock certificate has been issued pursuant to the award and not with respect to any other shares subject to the award.

(c) *Consequence of Termination of Employment.* Except as may otherwise be provided by the Committee at any time prior to a grantee's termination of employment, the rights of a grantee of a performance share award shall automatically terminate upon the grantee's termination of employment for any reason (including death).

(d) *Exercise Procedures; Automatic Exercise.* At the discretion of the Committee, the applicable Grant Certificate may set out the procedures to be followed in exercising a performance share award or it may provide that such exercise shall be made automatically after satisfaction of the applicable performance goals.

(e) *Tandem Grants; Effect on Exercise.* Except as otherwise specified by the Committee, (i) a performance share award granted in tandem with an option may be exercised only while the option is exercisable, (ii) the exercise of a performance share award granted in tandem with any other award shall reduce the number of shares subject to such other award in the manner specified in the applicable Grant Certificate, and (iii) the exercise of any award granted in tandem with a performance share award shall reduce the number of shares subject to the performance share award in the manner specified in the applicable Grant Certificate.

(f) *Nontransferability.* Performance shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as otherwise specifically provided in this Plan or the applicable Grant Certificate.

Proxy Statement

ARTICLE III

MISCELLANEOUS

3.1 AMENDMENT OF THE PLAN; MODIFICATION OF AWARDS

(a) *Amendment of the Plan.* Subject to Section 3.1(b), the Board may from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever, except that no such amendment shall materially impair any rights or materially increase any obligations under any award theretofore made under the Plan without the consent of the grantee (or, upon the grantee's death, the person having the right to exercise the award). For purposes of this Section 3.1, any action of the Board or the Committee that in any way alters or affects the tax treatment of any award shall not be considered to materially impair any rights of any grantee.

(b) *Stockholder Approval Requirement.* Stockholder approval shall be required with respect to any amendment to the Plan which is required by applicable law or stock exchange rules.

(c) *Modification of Awards.* The Committee may cancel any award under the Plan. The Committee also may amend any outstanding Grant Certificate, including, without limitation, by amendment which would: (i) accelerate the time or times at which the award becomes unrestricted or may be exercised; (ii) waive or amend any goals, restrictions or conditions set forth in the Grant Certificate; or (iii) waive or amend the operation of Section 2.5 with respect to the termination of the award upon termination of employment, provided however, that no amendment may lower the exercise price of an option. However, any such cancellation or amendment (other than an amendment pursuant to Sections 3.7 or 3.8(b)) that materially impairs the rights or materially increases the obligations of a grantee under an outstanding award shall be made only with the consent of the grantee (or, upon the grantee's death, the person having the right to exercise the award).

3.2 CONSENT REQUIREMENT

(a) *No Plan Action without Required Consent.* If the Committee shall at any time determine that any Consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any award under the Plan, the issuance or purchase of shares or other rights thereunder, or the taking of any other action thereunder (each such action being hereinafter referred to as a "Plan Action"), then such Plan Action shall not be taken, in whole or in part, unless and until such Consent shall have been effected or obtained to the full satisfaction of the Committee.

(b) *Consent Defined.* The term "Consent" as used herein with respect to any Plan Action means (i) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any federal, state or local law, rule or regulation, (ii) any and all written agreements and representations by the grantee with respect to the disposition of shares, or with respect to any other matter, which the Committee shall deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made and (iii) any and all consents, clearances and approvals in respect of a Plan Action by any governmental or other regulatory bodies.

3.3 NONASSIGNABILITY

Except as provided in Sections 2.5(e), 2.6, 2.7(d), and 2.8(f): (a) no award or right granted to any person under the Plan or under any Grant Certificate shall be assignable or transferable other than by will or by the laws of descent and distribution; and (b) all rights granted under the Plan or any Grant Certificate shall be exercisable during the life of the grantee only by the grantee or the grantee's legal representative.

3.4 REQUIREMENT OF NOTIFICATION OF ELECTION UNDER SECTION 83(B) OF THE CODE

If any grantee shall, in connection with the acquisition of shares of Common Stock under the Plan, make the election permitted under section 83(b) of the Code (i.e., an election to include in gross income in the year of transfer the amounts specified in section 83(b)), such grantee shall notify the Company of such election within 10 days of filing notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under the authority of Code section 83(b).

3.5 REQUIREMENT OF NOTIFICATION UPON DISQUALIFYING DISPOSITION UNDER SECTION 421(B) OF THE CODE

Each grantee of an incentive stock option shall notify the Company of any disposition of shares of Common Stock issued pursuant to the exercise of such option under the circumstances described in section 421(b) of the Code (relating to certain disqualifying dispositions), within 10 days of such disposition.

3.6 WITHHOLDING TAXES

(a) *With Respect to Cash Payments.* Whenever cash is to be paid pursuant to an award under the Plan, the Company shall be entitled to deduct therefrom an amount sufficient in its opinion to satisfy all federal, state and other governmental tax withholding requirements related to such payment.

(b) *With Respect to Delivery of Common Stock.* Whenever shares of Common Stock are to be delivered pursuant to an award under the Plan, the Company shall be entitled to require as a condition of delivery that the grantee remit to the Company an amount sufficient in the opinion of the Company to satisfy all federal, state and other governmental tax withholding requirements related thereto. With the prior approval of the Company's compliance officer, which officer shall have sole discretion whether or not to give, the grantee may satisfy the foregoing condition by electing to have the Company withhold from delivery shares having a value equal to the amount of tax to be withheld; provided, however, that any person who is a reporting person for purposes of Section 16 of the 1934 Act may only deliver shares that are being acquired upon exercise of a stock option in this manner if at least six months has elapsed from the date on which the option was granted to such person. Such shares shall be valued at their Fair Market Value as of the date on which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such a withholding election may be made with respect to all or any portion of the shares to be delivered pursuant to an award.

3.7 ADJUSTMENT UPON CHANGES IN COMMON STOCK

(a) *Shares Available for Grants.* In the event of any change in the number of shares of Common Stock outstanding by reason of any reclassification, recapitalization, reorganization, stock split, reverse stock split, stock dividend, share combination, merger, consolidation, spin-off, split-off, rights offering, liquidation or similar event, of or by the Company, the maximum number of shares of Common Stock with respect to which the Committee may grant awards under Article II hereof, as described in Section 1.5(a), and the individual annual limit described in Section 1.5(d), shall be equitably adjusted by the Committee to reflect such events. In the event of any change in the number of shares of Common Stock outstanding by reason of any other event or transaction, the Committee may, but need not, make such adjustments in the number and class of shares of Common Stock with respect to which awards: (i) may be granted under Article II hereof and (ii) granted to any one employee of the Company or a subsidiary during any one calendar year, in each case as the Committee may deem appropriate, unless such adjustment would cause any award that would otherwise qualify as performance based compensation with respect to a "162(m) covered employee" (as defined in Section 3.9(a)(i)), to cease to so qualify.

(b) *Outstanding Restricted Stock and Performance Shares.* Unless the Committee in its absolute discretion otherwise determines, any securities or other property (including dividends paid in cash) received by a grantee with respect to a share of restricted stock which has not yet vested, as a result of any dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination, exchange of shares or otherwise, will not vest until such share of restricted stock vests, and shall be promptly deposited with the Company or other custodian designated pursuant to Section 2.7(c) hereof.

The Committee shall make equitable adjustment of the number and kind of outstanding shares of Restricted Stock or Performance Shares under the Plan to reflect a reclassification, recapitalization, reorganization, stock split, reverse stock split, stock dividend, share combination, merger, consolidation, spin-off, split-off, rights offering, liquidation or similar event, of or by the Company.

Proxy Statement

(c) *Outstanding Options and Stock Appreciation Rights — Increase or Decrease in Issued Shares without Consideration.* Subject to any required action by the stockholders of the Company, in the event of any increase or decrease in the number of issued shares of Common Stock resulting from a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend (but only on the shares of Common Stock), or any other increase or decrease in the number of such shares effected without receipt of consideration by the Company, the Committee shall proportionally adjust the number of shares of Common Stock subject to each outstanding option and stock appreciation right, and the exercise price-per-share of Common Stock of each such option and stock appreciation right.

(d) *Outstanding Options and Stock Appreciation Rights — Certain Mergers.* Subject to any required action by the stockholders of the Company, in the event that the Company shall be the surviving corporation in any merger or consolidation (except a merger or consolidation as a result of which the holders of shares of Common Stock receive securities of another corporation), each option and stock appreciation right outstanding on the date of such merger or consolidation shall pertain to and apply to the securities which a holder of the number of shares of Common Stock subject to such option or stock appreciation right would have received in such merger or consolidation.

(e) *Outstanding Options and Stock Appreciation Rights — Certain Other Transactions.* In the event of (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company's assets, (iii) a merger or consolidation involving the Company in which the Company is not the surviving corporation or (iv) a merger or consolidation involving the Company in which the Company is the surviving corporation but the holders of shares of Common Stock receive securities of another corporation and/or other property, including cash, the Committee shall, in its absolute discretion, have the power to:

(A) cancel, effective immediately prior to the occurrence of such event, each option and stock appreciation right outstanding immediately prior to such event (whether or not then exercisable), and, in full consideration of such cancellation, pay to the grantee to whom such option or stock appreciation right was granted an amount in cash, for each share of Common Stock subject to such option or stock appreciation right, respectively, equal to the excess of (x) the value, as determined by the Committee in its absolute discretion, of the property (including cash) received by the holder of a share of Common Stock as a result of such event over (y) the exercise price of such option or stock appreciation right; or

(B) provide for the exchange of each option and stock appreciation right outstanding immediately prior to such event (whether or not then exercisable) for an option on or stock appreciation right with respect to, as appropriate, some or all of the property which a holder of the number of shares of Common Stock subject to such option or stock appreciation right would have received and, incident thereto, make an equitable adjustment as determined by the Committee in its absolute discretion in the exercise price of the option or stock appreciation right, or the number of shares or amount of property subject to the option or stock appreciation right or, if appropriate, provide for a cash payment to the grantee to whom such option or stock appreciation right was granted in partial consideration for the exchange of the option or stock appreciation right.

(f) *Outstanding Options and Stock Appreciation Rights — Other Changes.* Except as otherwise provided in paragraphs (c), (d) and (e) of this Section 3.7, in the event of any change in the number of shares of Common Stock outstanding by reason of any reclassification, recapitalization, reorganization, stock split, reverse stock split, stock dividend, share combination, merger, consolidation, spin-off, split-off, rights offering, liquidation or similar event, of or by the Company, the Committee shall make equitable adjustment of:

(A) The number and class of shares covered by any outstanding Options or Stock Appreciation Rights under the Plan; and

(B) The per-share exercise price of all such outstanding Options and Stock Appreciation Rights under the Plan.

In addition, if and to the extent the Committee determines it is appropriate, the Committee may elect to cancel each option and stock appreciation right outstanding immediately prior to such event (whether or not then exercisable), and, in full consideration of such cancellation, pay to the grantee to whom such option or stock appreciation right was granted an amount in cash, for each share of Common Stock subject to such option or stock appreciation right, respectively, equal to the excess of (i) the Fair Market Value of Common Stock on the date of such cancellation over (ii) the exercise price of such option or stock appreciation right.

(g) *No Other Rights.* Except as expressly provided in the Plan, no grantee shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger or consolidation of the Company or any other corporation. Except as expressly provided in the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to an award or the exercise price of any option or stock appreciation right.

3.8 CHANGE IN CONTROL

(a) Change in Control Defined. For purposes of this Section 3.8, a "Change in Control" shall be deemed to have occurred upon the happening of any of the following events:

(i) Change in the ownership of the Company. A change in the ownership of the Company shall occur on the date that any one person, or more than one person acting as a group (as defined in Treasury Regulation Section 1.409A-3(i)(5)(v)(B)), acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of such Company;

(ii) Change in the effective control of the Company. A change in the effective control of the Company shall occur on the date that either (A) any one person, or more than one person acting as a group (as defined in Treasury Regulation Section 1.409A-3(i)(5)(v)(B)), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 30% or more of the total voting power of the stock of the Company; or (B) a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(iii) Change in the ownership of a substantial portion of the Company's assets. A change in the ownership of a substantial portion of the Company's assets shall occur on the date that any one person, or more than one person acting as a group (as defined in Treasury Regulation Section 1.409A-3(i)(5)(vii)(C)), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to more than 40% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition. For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

(b) *Effect of a Change in Control.* Upon the occurrence of a Change in Control:

(i) notwithstanding any other provision of this Plan other than Section 3.8(b)(ii) below, any award then outstanding shall continue to vest according to the terms of its Grant Certificate;

(ii) to the extent permitted by law, the Committee may, in its sole discretion, amend any Grant Certificate in such manner as it deems appropriate; including, without limitation, amending the outstanding options which have been awarded so that such options are converted into options in the acquiring entity's stock at a conversion ratio equal to the conversion ratio utilized with respect to an exchange between Company Common Stock and the acquiring entity's common stock.

(iii) a grantee who incurs a termination of employment for any reason, other than a dismissal for cause, concurrent with or within one year following the Change in Control may exercise any outstanding option or stock appreciation right, but only to the extent that the grantee was entitled to exercise the award on the grantee's termination of employment date, until the earlier of (A) the original expiration date of the award and (B) the later of (x) the date provided for under the terms of Section 2.5 without reference to this Section 3.8(b)(iii) and (y) the first anniversary of the grantee's termination of employment.

3.9 LIMITATIONS IMPOSED BY SECTION 162(M)

(a) *Qualified Performance-Based Compensation.* To the extent the Committee determines it is desirable to grant an award to an individual it anticipates might be a "162(m) covered employee" (as defined below), with respect to which award the compensation realized by the grantee will or may not otherwise be deductible by operation of section 162(m) of the Code, the Committee may, as part of its effort to have such an award treated as "qualified performance-based compensation" within the meaning of Code section 162(m), make the vesting of the award subject to the attainment of one or more preestablished objective performance goals.

(i) An individual is a "162(m) covered employee" if, as of the last day of the Company's taxable year for which the compensation related to an award would otherwise be deductible (without regard to section 162(m)), he or she is (A) the chief executive officer of the Company (or is acting in such capacity) or (B) one of the four highest compensated officers of the Company other than the chief executive officer. Whether an individual is described in either clause (A) or (B) above shall be determined in accordance with applicable regulations under section 162(m) of the Code.

(ii) If the Committee has determined to grant an award to an individual it anticipates might be a 162(m) covered employee pursuant to this Section 3.9(a), then prior to the earlier to occur of (A) the first day after 25% of each period of service to which the performance goal relates has elapsed and (B) the ninety first (91st) day of such period and, in either case, while the performance outcome remains substantially uncertain, the Committee shall set one or more objective performance goals for each such 162(m) covered person for such period. Such goals shall be expressed in terms of (A) one or more corporate or divisional earnings-based measures (which may be based on net income, operating income, cash flow, residual income or any combination thereof) and/or (B) one or more corporate, divisional or individual scientific or inventive measures. Each such goal may be expressed on an absolute and/or relative basis, may employ comparisons with past performance of the Company (including one or more divisions) and/or the current or past performance of other companies, and in the case of earnings-based measures, may employ comparisons to capital, stockholders' equity and shares outstanding. The terms of the award shall state an objective formula or standard for computing the amount of compensation payable, and shall preclude discretion to increase the amount of compensation payable, if the goal is attained.

(iii) Except as otherwise provided herein, the measures used in performance goals set under the Plan shall be determined in accordance with generally accepted accounting principles ("GAAP") and in a manner consistent with the methods used in the Company's regular reports on Forms 10-K and 10-Q, without regard to any of the following unless otherwise determined by the Committee consistent with the requirements of section 162(m)(4)(C) and the regulations thereunder: (A) all items of gain, loss or expense for the period that are related to special, unusual or nonrecurring items, events or circumstances affecting the Company or the financial statements of the Company; (B) all items of gain, loss or expense.

for the period that are related to (x) the disposal of a business or discontinued operations or (y) the operations of any business acquired by the Company during the period; and (C) all items of gain; loss or expense for the period that are related to changes in accounting principles or to changes in applicable law or regulations

(b) *Nonqualified Deferred Compensation.* Notwithstanding any other provision hereunder, prior to a Change in Control, if and to the extent that the Committee determines the Company's federal tax deduction in respect of an award may be limited as a result of section 162(m) of the Code, the Committee may take the following actions:

(i) With respect to options or stock appreciation rights, the Committee may delay the exercise or payment, as the case may be, in respect of such options or stock appreciation rights until a date that is within 30 days after the earlier to occur of (A) the date that compensation paid to the grantee no longer is subject to the deduction limitation under section 162(m) of the Code and (B) the occurrence of a Change in Control. In the event that a grantee exercises an option or stock appreciation right at a time when the grantee is a 162(m) covered employee, and the Committee determines to delay the exercise or payment, as the case may be, in respect of any such award, the Committee shall credit cash or, in the case of an amount payable in Common Stock, the Fair Market Value of the Common Stock, payable to the grantee to a book account. The grantee shall have no rights in respect of such book account and the amount credited thereto shall not be transferable by the grantee other than by will or laws of descent and distribution. The Committee may credit additional amounts to such book account as it may determine in its sole discretion. Any book account created hereunder shall represent only an unfunded, unsecured promise by the Company to pay the amount credited thereto to the grantee in the future.

(ii) With respect to restricted stock or performance shares, the Committee may require the grantee to surrender to the Committee any Grant Certificates with respect to such awards, in order to cancel the awards of such restricted stock or performance shares. In exchange for such cancellation, the Committee shall credit to a book account a cash amount equal to the Fair Market Value of the shares of Common Stock subject to such awards. The amount credited to the book account shall be paid to the grantee within 30 days after the earlier to occur of (A) the date that compensation paid to the grantee no longer is subject to the deduction limitation under section 162(m) of the Code and (B) the occurrence of a Change in Control. The grantee shall have no rights in respect of such book account and the amount credited thereto shall not be transferable by the grantee other than by will or laws of descent and distribution. The Committee may credit additional amounts to such book account as it may determine in its sole discretion. Any book account created hereunder shall represent only an unfunded, unsecured promise by the Company to pay the amount credited thereto to the grantee in the future.

3.10 RIGHT OF DISCHARGE RESERVED

Nothing in the Plan or in any Grant Certificate shall confer upon any grantee the right to continue employment with the Company or affect any right which the Company may have to terminate such employment.

3.11 NATURE OF PAYMENTS

(a) *Consideration for Services Performed.* Any and all grants of awards and issuances of shares of Common Stock under the Plan shall be in consideration of services performed for the Company by the grantee.

(b) *Not Taken into Account for Benefits.* All such grants and issuances shall constitute a special incentive payment to the grantee and shall not be taken into account in computing the amount of salary or compensation of the grantee for the purpose of determining any benefits under any pension, retirement, profit-sharing, bonus, life insurance or other benefit plan of the Company or under any agreement between the Company and the grantee, unless such plan or agreement specifically otherwise provides.

3.12 NON-UNIFORM DETERMINATIONS

The Committee's determinations under the Plan need not be uniform and may be made by it selectively among persons who receive, or who are eligible to receive, awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee shall be entitled, among other things, to make non-uniform and selective determinations, and to enter into non-uniform and selective Grant Certificates, as to (a) the persons to receive awards under the Plan, (b) the terms and provisions of awards under the Plan, and (c) the treatment of leaves of absence pursuant to Section 1.6(c).

3.13 OTHER PAYMENTS OR AWARDS

Nothing contained in the Plan shall be deemed in any way to limit or restrict the Company from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

3.14 HEADINGS

Any section, subsection, paragraph or other subdivision headings contained herein are for the purpose of convenience only and are not intended to expand, limit or otherwise define the contents of such subdivisions.

3.15 EFFECTIVE DATE AND TERM OF PLAN

(a) *Adoption; Stockholder Approval.* The Plan was adopted by the Board on April 4, 2008, subject to approval by the Company's stockholders. All awards under the Plan prior to such stockholder approval are subject in their entirety to such approval. If such approval is not obtained prior to the first anniversary of the date of adoption of the Plan, the Plan and all awards thereunder shall terminate on that date.

(b) *Termination of Plan.* Unless sooner terminated by the Board or pursuant to paragraph (a) above, the provisions of the Plan respecting the grant of awards shall terminate on the tenth anniversary of the adoption of the Plan by the Board, and no awards shall thereafter be made under the Plan. All such awards made under the Plan prior to its termination shall remain in effect until such awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Grant Certificates.

3.16 RESTRICTION ON ISSUANCE OF STOCK PURSUANT TO AWARDS

The Company shall not permit any shares of Common Stock to be issued pursuant to Awards granted under the Plan unless such shares of Common Stock are fully paid and non-assessable, within the meaning of Section 152 of the Delaware General Corporation Law, except as otherwise permitted by Section 153(c) of the Delaware General Corporation Law.

3.17 GOVERNING LAW

Except to the extent preempted by any applicable federal law, the Plan will be construed and administered in accordance with the laws of the State of Delaware, without giving effect to principles of conflict of laws.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

Commission File Number 000-13789

NASTECH PHARMACEUTICAL COMPANY INC.

(Exact name of registrant as specified in its charter)

Delaware	**11-2658569**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
3830 Monte Villa Parkway Bothell, Washington	**98021**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(425) 908-3600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.006 par value	The Nasdaq Stock Market LLC
Preferred Stock Purchase Rights, $0.01 par value	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $278.6 million as of June 30, 2007 based upon the closing price of $10.91 per share on the Nasdaq Global Market reported on June 29, 2007.

As of March 6, 2008, there were 26,786,915 shares of the Registrant's $0.006 par value common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the Registrant's fiscal year ended December 31, 2007 to be issued in conjunction with the Registrant's annual meeting of stockholders expected to be held on June 13, 2008 are incorporated by reference in Part III of this Form 10-K. The definitive proxy statement will be filed by the Registrant with the SEC not later than 120 days from the end of the Registrant's fiscal year ended December 31, 2007.

NASTECH PHARMACEUTICAL COMPANY INC.

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements reflect our current views with respect to future events or our financial performance, and involve certain known and unknown risks, uncertainties and other factors, including those identified below, which may cause our or our industry's actual or future results, levels of activity, performance or achievements to differ materially from those expressed or implied by any forward-looking statements or from historical results. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by, or that include the words "may," "will," "could," "would," "should," "believe," "expect," "plan," "anticipate," "intend," "estimate," "predict," "potential" or similar expressions.

Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. We have no duty to update or revise any forward-looking statements after the date of this Annual Report on Form 10-K and the documents incorporated herein by reference or to conform them to actual results, new information, future events or otherwise.

The following factors, among others, could cause our or our industry's future results to differ materially from historical results or those anticipated:

- our ability to obtain additional funding for our company and for our subsidiaries;
- our efforts to establish and maintain collaboration partnerships for the development of PYY(3-36) nasal spray, PTH(1-34) nasal spray, insulin nasal spray, exenatide nasal spray, carbetocin nasal spray, generic calcitonin-salmon nasal spray, RNA interference or other programs;
- the success or failure of our research and development programs or the programs of our partners;
- the advantages and disadvantages of pharmaceuticals delivered intranasally;
- the need for improved and alternative drug delivery methods;
- our efforts to collaborate with pharmaceutical and biotechnology companies that have products under development;
- our ability to successfully complete product research and development, including pre-clinical and clinical trials and commercialization;
- our ability to obtain governmental approvals, including product and patent approvals;
- our ability to successfully manufacture the products of our research and development programs and our marketed products to meet current good manufacturing practices and to manufacture these products at a financially acceptable cost;
- our ability to attract and retain our key officers and employees and manufacturing, sales, distribution and marketing partners;

- costs associated with any product liability claims, patent prosecution, patent infringement lawsuits and other lawsuits;
- our ability to develop and commercialize our products before our competitors; and
- the projected size of the drug delivery market.

These factors and the risk factors included in this Annual Report on Form 10-K under Item 1A — Risk Factors, are all of the important factors of which we are currently aware that could cause actual results, performance or achievements to differ materially from those expressed in any of our forward-looking statements. We operate in a continually changing business environment, and new risk factors emerge from time to time. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. We cannot assure you that projected results or events will be achieved or will occur.

PART I

ITEM 1. *Business.*

OVERVIEW

We are a clinical-stage biopharmaceutical company focusing on the development and commercialization of innovative therapeutic products based on our proprietary molecular biology-based nasal drug delivery technology and our proprietary ribonucleic acid interference ("RNAi") technology. Using our nasal drug delivery technology, we create and utilize novel formulation components or excipients that are designed to reversibly open the "tight junctions" between cells in various tissues and thereby deliver therapeutic drugs to the blood stream. Tight junctions are cell-to-cell connections in various tissues of the body, including the epithelial layer of the nasal mucosa, the gastrointestinal tract and the blood-brain barrier, which function to regulate the transport and passage of molecules across these natural boundaries.

Through our expertise in tight junction biology, we are developing clinical product candidates in multiple therapeutic areas.

Our rapid-acting nasal insulin product has entered a Phase 2 clinical trial in patients with type 2 diabetes. Results from the trial are expected in the first quarter of 2008. Previous clinical data suggests that our nasal insulin may improve efficacy and avoid pulmonary side effects associated with the inhalation of insulin.

Peptide YY(3-36), or PYY(3-36), our nasal version of a naturally occurring human hormone, is being studied in a fully enrolled Phase 2 clinical trial involving obese patients, and we expect results in the third quarter of 2008. PYY(3-36) is produced naturally by specialized endocrine cells (L-cells) in the gut in proportion to the calorie content of a meal. Research has indicated a role for PYY(3-36) in regulating appetite control and thus its potential relevance in obesity.

PTH(1-34), a fragment of human parathyroid hormone that helps regulate calcium and phosphorus metabolism and causes bone growth, is a nasal version of the active ingredient that is being marketed as an injectable product by Eli Lilly & Company ("Lilly") under the trade name Forteo®. We had planned a Phase 2B clinical trial to evaluate the effect of nasally delivered PTH(1-34) on bone density in patients with osteoporosis; however, this program has been put on hold pending further funding. We hope to successfully partner this program in 2008, with the expectation that this partner will then fund and manage the remaining development and commercialization of intranasal PTH(1-34).

Exenatide, marketed by Amylin Pharmaceuticals, Inc. ("Amylin") and Lilly as Byetta®, is a 39 amino acid peptide that stimulates insulin secretion in response to elevated plasma glucose levels. In June 2006, we entered into an agreement with Amylin to develop a nasal spray formulation of the product, for the treatment of diabetes. Preclinical studies and a Phase 1 clinical trial have been completed by Amylin and additional clinical trials are being considered.

Our generic calcitonin-salmon product is under review at the U.S. Food and Drug Administration ("FDA") and is partnered with Par Pharmaceutical Companies, Inc. ("Par Pharmaceutical").

Carbetocin, a long-acting analog of oxytocin, is a naturally produced hormone that may benefit autistic patients. We had planned to initiate Phase 2 clinical trials for this program in the first half of 2008; however, this program is currently on hold pending further funding.

We believe our nasal drug delivery technology may offer advantages over injectable routes of administration for large molecules, such as peptides and proteins. These advantages may include improved safety, clinical efficacy and increased patient compliance, due to the avoidance of injection site pain or irritation. In addition, we believe our nasal drug delivery technology can potentially offer advantages over oral administration by providing for faster absorption into the bloodstream, and improved effectiveness by avoiding problems relating to gastrointestinal side effects and first-pass liver metabolism. Although some of our product candidates use our expertise outside this area, this technology is the foundation of our nasal drug delivery platform and we use it to develop commercial products with our collaboration partners or, in select cases, to develop, manufacture and commercialize some product candidates on our own.

We believe we are also at the forefront of small interfering RNA ("siRNA") therapeutic research and development. Our RNAi therapeutic programs are targeted at both developing and delivering novel therapeutics using siRNA to down-regulate the expression of certain disease-causing proteins that are over-expressed in inflammation, viral respiratory infections and other diseases. Our lead siRNA product candidate has demonstrated efficacy against multiple influenza strains, including avian flu strains (H5N1) in animals. The development of siRNA targeting sequences that are highly conserved across all flu genomes, including avian and others having pandemic potential, may reduce the potential for development of drug resistance. We believe our lead candidate represents a first-in-class approach to fight influenza and is one of the most advanced anti-influenza compounds based on RNAi. Our lead candidate can be administered by inhalation to maximize delivery to the lung tissue and has the potential to be delivered to the nasal cavity to prevent or abate early viral infections. The product is being designed for ease of use by patients and for long-term stability, both essential for stockpiling the product for rapid mobilization during a flu epidemic. As more fully described under the heading "Recent Developments — Establishment of MDRNA" below, we have formed MDRNA, Inc. ("MDRNA"), a wholly-owned subsidiary incorporated under the laws of the State of Delaware, as a key first step toward realizing the potential value from our RNAi assets.

RECENT DEVELOPMENTS

Restructuring

We have recently commenced a major restructuring of our business. In November 2007, we implemented a plan to reduce our operating costs and appropriately align our operations with our business priorities following the termination by Procter & Gamble Pharmaceuticals, Inc. ("P&G") of its collaboration partnership with us with respect to PTH(1-34) nasal spray for the treatment of osteoporosis. As part of this plan, we terminated 72 employees across all areas of our operations and at all of our principal locations, thus reducing our workforce to approximately 160 full-time employees. In connection with this restructuring, we incurred approximately $0.8 million of employee severance and related costs, of which approximately $0.6 million was paid in the fourth quarter of 2007. The remaining approximately $0.2 million in employee severance costs will be paid in the first half of 2008. In February 2008, we terminated approximately 70 additional employees across all areas of our operations. Following the full implementation of this plan we will have approximately 87 employees. In connection with the second reduction in force, we expect to incur approximately $1.5 million of additional employee severance and related costs, which will be paid in the first half of 2008. We cannot currently estimate the amount of non-cash impairment charges which shall be recorded related to the impairment of long-lived assets, including certain fixed assets and leasehold improvements. We are also currently contemplating various options that may result in the consolidation of our Bothell, Washington headquarters into a single facility. Because we have not yet finalized the course of action for implementation of our facilities consolidation plan, assuming such plan is implemented at all, we cannot currently estimate the costs that will be associated with each type of major cost associated with the plan, the total amount to be incurred in connection with the plan, or the charges associated with the plan that will result in future cash expenditures.

Our business model now centers on efforts to partner our Phase 2 clinical programs, continuation of research and development activities focused on MDRNA and our funded partnerships. We will also continue to manufacture Nascobal® under our agreement with QOL Medical, LLC ("QOL"). There can be no assurance that our focus on these programs will produce acceptable results. If we are not successful in implementing or operating under this new business model, our stock price will suffer. Moreover, any other future changes to our business may not prove successful in the short or long term due to a variety of factors, including competition, success of research efforts or our ability to partner our product candidates, and may have a material impact on our financial results.

In addition, we have in the past and may in the future find it advisable to restructure operations and reduce expenses, including, without limitation, such measures as reductions in the workforce, discretionary spending, and/or capital expenditures, as well as other steps to reduce expenses. We have streamlined operations and reduced expenses as a result of the reductions in workforce. Effecting any restructuring places significant strains on management, our employees and our operational, financial and other resources.

Furthermore, restructurings take time to fully implement and involve certain additional costs, including severance payments to terminated employees, and we may also incur liability from early termination or assignment of contracts, potential litigation or other effects from such restructuring. There can be no assurance that we will be successful in implementing our restructuring program, or that following the completion of our restructuring program, we will have sufficient cash reserves to allow us to fund our business plan until such time as we achieve profitability. Such effects from our restructuring program could have a material adverse affect on our ability to execute on our business plan.

Termination of Novo Nordisk Agreement

In March 2006, we entered into a multi-compound feasibility study agreement with Novo Nordisk A/S, with respect to certain Novo Nordisk therapeutic compounds. We recognized approximately $0.5 million and $3.2 million in revenue in 2006 and 2007, respectively, related to this agreement, representing 2% and 18% of total revenues, respectively. On January 16, 2008, Novo Nordisk terminated their feasibility study agreement with us.

PYY(3-36) Clinical Trial Enrollment

On January 8, 2008, we announced the completion of enrollment for our Phase 2 clinical trial of PYY(3-36) nasal spray to treat obesity. We enrolled 551 obese patients at multiple clinical sites in the U.S. for a six-month, randomized, placebo-controlled dose ranging clinical trial. The clinical trial is designed to evaluate three different doses of PYY(3-36) nasal spray compared to placebo and sibutramine (Meridia®), a commercially available oral weight loss drug, with the primary endpoint being weight loss.

Establishment of MDRNA

MDRNA, Inc. ("MDRNA") was incorporated in the State of Delaware on July 19, 2007 by Nastech, its sole shareholder. MDRNA is focused on the discovery, development and commercialization of innovative therapeutic products based on the exploitation of RNA-based regulation of disease, including by means of RNA interference ("RNAi") and microRNA-regulated gene expression, including compounds related to small interfering RNAs ("siRNA"). The means by which RNAi technology operates is the down-regulation of the expression of specific proteins. The initial therapeutic areas MDRNA is focused on are influenza, rheumatoid arthritis and other inflammatory diseases and cancer.

On December 12, 2007, we assigned and/or transferred to MDRNA certain intellectual property assets relating to our RNAi therapeutics program in consideration for the issuance to us by MDRNA of 1,839,080 shares of MDRNA Series A Participating Preferred Stock, par value $0.001 per share. The assigned intellectual property consisted primarily of a portfolio of patent applications, as well as licenses to us from the Massachusetts Institute of Technology ("MIT"), the Carnegie Institution of Washington and City of Hope. As a result of these transactions, we own, as of the date of this filing, all of the issued and outstanding equity securities of MDRNA.

Changes in Management

On December 19, 2007, we entered into an employment agreement with Gordon C. Brandt, M.D., pursuant to which Dr. Brandt was promoted to and will serve as our President for the period beginning December 19, 2007 and ending December 31, 2010. Dr. Brandt has served as our Executive Vice President, Clinical Research and Medical Affairs since November 2002. Steven C. Quay, M.D., Ph.D., who had served as our President since August 2000, remains our Chairman and CEO.

On January 4, 2008, Philip C. Ranker, our Chief Financial Officer ("CFO") and Secretary, resigned from his positions with us effective immediately. Following Mr. Ranker's resignation, Bruce R. York, our Chief Accounting Officer and Assistant Secretary, was appointed to serve as our Secretary and CFO.

On February 12, 2008, we appointed Timothy M. Duffy to the position of Chief Business Officer. Mr. Duffy had previously served as our Executive Vice President, Marketing & Business Development since February 2006 and, prior to that, as our Vice President, Marketing & Business Development since June 2004.

CLINICAL — STAGE PRODUCT CANDIDATES

The following table summarizes the status of our clinical-stage product candidates at February 29, 2008.

Initial Indication	Product	Clinical Status	Next Steps	Marketing Rights
Diabetes	Insulin	Phase 2 efficacy study ongoing	Partnering / Additional Phase 2 clinical trials	Nastech
Obesity	PYY(3-36)	Phase 2 weight loss clinical trial ongoing	Partnering / Phase 3	Nastech
Osteoporosis	PTH(1-34) (Peptide)	Phase 2B clinical trial pending funding / partnering	Partnering / Pivotal Phase 3 clinical trial	Nastech
Diabetes	Exenatide	Phase 1 clinical trial completed	To be determined by Amylin	Amylin
Osteoporosis	Calcitonin-salmon (Peptide)	ANDA review complete except for Citizen's Petition	FDA review of Citizen's Petition ongoing	Par Pharmaceutical (U.S.) Nastech (rest of world)
Autism	Carbetocin	Phase 2 clinical trial pending funding/partnering	Additional Phase 2 clinical trials	Nastech

Insulin. According to the American Diabetes Association ("ADA"), National Diabetes Fact Sheet, 2005, approximately 21 million people have diabetes and 1.5 million additional people are diagnosed with diabetes every year. Type 2 diabetes accounts for an estimated 90 to 95 percent of diabetics and complications can include cardiovascular disease, kidney disease and blindness, as well as nervous system disease. Injectable insulin has been used to treat diabetes since the early 1920s and continues to be the definitive treatment for diabetes worldwide. The ADA estimates total direct and indirect economic cost related to diabetes in 2002 to be approximately $132 billion annually in the U.S.

Proteins and peptides such as insulin are typically delivered by injection because they cannot be delivered orally without being degraded in the stomach. Nasal administration of insulin could present a patient friendly alternative to the multiple daily injections required to control diabetes. We believe, although there can be no assurance, that a rapid-acting insulin delivered via the nasal route could offer diabetics a new option for prandial, or meal-time, insulin. A rapidly acting nasal insulin may have a unique value proposition compared with other insulin formulations on the market, especially in type 2 patients who have adequate insulin reserves but a slow post-meal insulin response. Moreover, a nasal formulation of insulin may allow the ability to adjust the insulin dose during a meal. Finally, a nasal dosage form of insulin would avoid the possible pulmonary side effects associated with inhalation of insulin while potentially broadening the applicable patient populations, increasing patient compliance and improving disease management.

After completion of two Phase 1 clinical trials in Europe, in September 2007, we initiated a Phase 2 clinical trial in Europe evaluating our rapid-acting insulin nasal spray in approximately 20 patients with type 2 diabetes who are on oral antidiabetic medicines or insulin therapy. The clinical trial is a randomized, two-way crossover study evaluating a formulation of insulin nasal spray as compared to NovoLog® insulin aspart (rDNA origin), an approved, rapid-acting injectable insulin, on post-meal glycemic control. The Phase 2 clinical trial design will evaluate an optimized dose of our insulin nasal spray compared to an optimized dose of NovoLog® and a placebo. Following a standardized meal, glucose levels will be measured at specific time points with the objective of achieving glycemic control without hypoglycemia. In the fourth quarter of 2007, five evaluable patients were enrolled. Mean post prandial glucose data indicate that insulin nasal spray results in better glycemic control than Novolog®, and that both insulin products result in better post prandial glycemic control than placebo. The mean post prandial glucose increase and AUC 0-240 for placebo, NovoLog®, and IN insulin were 116 mg/dL and 11760 min*mg/dL, 75 mg/dL and 7320 min*mg/dL, and 53 mg/dL and 5451 min*mg/dL, respectively. These results demonstrate that NovoLog® reduced the mean glucose Cmax and AUC by 35% and 38% respectively from placebo, whereas IN insulin provided a 54% and 54% reduction respectively.

In February 2008, we announced that a U.S. IND had been filed, and that we intend to expand this study to a second site in the U.S. We expect to present data from these two studies at the American Diabetes Association meeting in June 2008.

Peptide YY(3-36). Obesity is a chronic condition that affects millions of people worldwide and often requires long-term or invasive treatment to promote and sustain weight loss. According to recent estimates from the National Institutes of Health ("NIH"), nearly two-thirds of U.S. adults are overweight and of those, nearly one-third are obese. Obesity among adults has doubled in the past two decades. Research studies have shown that obesity increases the risk of developing a number of adverse conditions, including type 2 diabetes, hypertension, coronary artery disease, ischemic stroke, colon cancer, post-menopausal breast cancer, endometrial cancer, gall bladder disease, osteoarthritis and obstructive sleep apnea. Currently-marketed prescription drugs for the treatment of obesity that we believe to be the principal competitors in this market include Xenical® from F. Hoffman-La Roche Ltd. ("Roche"), Meridia® from Abbott Laboratories ("Abbott"), and a number of companies' generic and branded phentermines. Industry reports indicate that combined U.S. sales of Meridia® and Xenical® totaled approximately $125 million in 2007. We believe that if more efficacious products are developed, it is possible that the market for anti-obesity treatments could grow significantly.

Peptide YY("PYY"), a high-affinity Y2 receptor agonist, may represent a new approach to the treatment of obesity. This hormone is naturally produced in the gut by specialized endocrine cells in proportion to the caloric content of a meal and is believed to reduce food intake by modulating appetite responses in the hypothalamus. Results from a clinical trial conducted by Dr. Stephen R. Bloom and colleagues published in *The New England Journal of Medicine* (September 4, 2003, Volume 349, Number 10, Pages 941-948) found that obese subjects had lower levels of pre-meal PYY than non-obese subjects, that obese subjects produced less PYY in response to eating, and that when PYY was administered before a meal, obese subjects ate approximately 30% fewer calories. Taken together, these findings suggest that PYY deficiency may contribute to the pathogenesis of obesity and that PYY supplementation may have therapeutic benefit. In the study, there was also a 16.5% calorie reduction in obese subjects for the 24-hour period following a single intravenous injection of PYY, based on diary recorded food intake. We have developed a proprietary nasal formulation of PYY and have filed patent applications worldwide. This includes 12 of our own and seven in-licensed U.S. applications, and 61 of our own and 28 in-licensed foreign applications.

We believe we possess a broad PYY patent estate, which includes:

- an exclusive license to the Cedars-Sinai patent estate secured in May 2004 containing the only issued patents directed to the use of PYY to induce satiety;
- exclusive worldwide rights to the PYY patent applications within the field of nasal administration, licensed from Imperial College Innovations and Oregon Health Sciences University through Thiakis, Ltd.; and
- exclusive licenses to six issued U.S. patents and two pending U.S. patent applications from the University of Cincinnati related to second generation PYY analogs that have produced weight loss in animal experiments.

To date, we and Merck and Co, Inc. ("Merck"), our former collaboration partner, have completed four Phase 1 trials and two Phase 2 trials of PYY(3-36) nasal spray. A third Phase 2 trial is ongoing. These trials have enrolled over 750 subjects and administered approximately 100,000 nasal doses. Results from the completed Phase 1 and 2 clinical trials indicate the investigational product is well-tolerated and shows potential evidence of reducing caloric intake, moderating appetite and promoting weight loss in human subjects.

On October 1, 2007, we announced the start of an additional Phase 2 clinical trial evaluating our PYY(3-36) nasal spray in obese patients. As of December 31, 2007, 551 obese patients had been enrolled in a six-month, randomized, placebo-controlled clinical trial. The Phase 2 clinical trial design will evaluate three different doses of our PYY(3-36) nasal spray compared to placebo and sibutramine (Meridia®), a commercially available oral weight loss drug, with the primary endpoint being weight loss. Patients in the nasal treatment arms will take PYY(3-36) nasal spray or nasal spray placebo three times daily prior to a meal over the 24-week period. The clinical trial design will enable patients to undergo an initial dose optimization period to establish an optimal dose to continue over the duration of the trial. Although the primary endpoint is weight loss, the clinical trial will also evaluate other effects including comparing the proportion of patients who lose at least 5% or 10% of their baseline body weight as well as the effect on lipids, glucose, insulin and hemoglobin A1c (HbA1c) levels. Lowering HbA1c levels may delay or prevent problems associated with diabetes such as damage to the eyes, kidneys and nerves. All patients are expected to complete the clinical trial in the second quarter of 2008, with initial data available in the third quarter of 2008. Given the substantial costs associated with this ongoing clinical trial, we intend to seek a new commercial partnership for PYY(3-36). If we are unable to obtain a new collaboration partner for PYY(3-36), we may discontinue the trials and terminate our PYY(3-36) clinical program.

Parathyroid Hormone (1-34). Osteoporosis is the development of low bone mass that compromises bone strength and increases the risk of bone fracture. According to the U.S. Department of Health and Human Services, Office of the Surgeon General, *2004 Bone Health and Osteoporosis: A Report of the Surgeon General*, due primarily to the aging of the population, the prevalence of osteoporosis and low bone mass is expected to increase to 12 million cases of osteoporosis and 40 million cases of low bone mass among individuals over the age of 50 by 2010, and to nearly 14 million cases of osteoporosis and over 47 million cases of low bone mass in individuals over that age by 2020 (National Osteoporosis Foundation 2002). In other words, by 2020 one in two Americans over age 50 is expected to have or to be at risk of developing osteoporosis of the hip; even more will be at risk of developing osteoporosis at any site in the skeleton. One problem in estimating the frequency of osteoporosis is that many individuals may have the disease but do not know it. We believe that parathyroid hormone is the only commercial product that stimulates bone formation (an anabolic effect) rather than slowing the rate of bone loss (an anti-resorptive effect). Currently, Lilly's injected Forteo® is the only commercially available PTH(1-34) therapy approved for the treatment of post-menopausal osteoporosis in women as well as osteoporosis in men. Despite the cost and the requirement for daily injections into the thigh or abdomen, Lilly reported $709.3 million in worldwide sales of Forteo® for the year ended December 31, 2007. This was an increase of 19% over the same period in 2006.

Parathyroid hormone (1-34), or PTH(1-34), a part of the naturally occurring human parathyroid hormone that helps regulate calcium and phosphorus metabolism and causes bone growth, is the same active ingredient that is being marketed as an injectible product by Lilly under the trade name Forteo®. We have developed a proprietary nasal formulation of PTH(1-34) and, as of February 29, 2008, we have one issued patent, 15 pending U.S. patent applications, nine foreign patent applications and two Patent Cooperation Treaty, or PCT, Applications. Based on our market research, we view a non-invasive, nasally delivered alternative to Forteo® as a significant market opportunity.

In January 2006, we entered into a Product Development and License Agreement with P&G to develop and commercialize our PTH(1-34) nasal spray for the treatment of osteoporosis, and in December 2006 we entered into the First Amendment to the License Agreement. Under our agreements with P&G we received an initial $10.0 million cash payment, which was recorded as deferred revenue and was being amortized into revenue over the estimated development period, a $7.0 million milestone payment received and recognized in full as revenue in 2006 and $11.9 million and $4.3 million in research and development reimbursements recognized as revenue in 2006 and 2007, respectively. P&G terminated its agreements with us in November 2007, at which time we reacquired all rights and data associated with the PTH(1-34) program. The unamortized balance of P&G's $10.0 million initial payment, approximately $5.5 million, was recognized as revenue in the fourth quarter of 2007.

During the time that P&G was leading clinical development of PTH(1-34), two clinical trials were conducted. The first was a Phase 1 PK study in elderly men and women, and the second was a Phase 2A dose-finding study to identify the equivalent dose of nasal PTH(1-34) compared with Forteo®. The results of this study demonstrate a dose-dependent response of nasal PTH(1-34) for the biochemical marker of bone formation, P1NP. On the basis of this study, a dose equivalent to Forteo® can be predicted. Plans to initiate a Phase 2B clinical trial to test the predicted Forteo®-equivalent nasal dose using the FDA-identified endpoint of bone mineral density, or BMD, were placed on hold pending further funding or partnering.

Exenatide. Exenatide is in a class of medicines known as incretin mimetics, and is marketed by Amylin and Lilly under the trade name Byetta® exenatide injection. Exenatide improves blood sugar control by lowering both post-meal and fasting glucose levels, leading to better long-term control as measured by hemoglobin A1C. Exenatide does this through several actions, including the stimulation of insulin secretion only when blood sugar is high and by restoring the first-phase insulin response, an activity of the insulin-producing cells in the pancreas that is lost in patients who have type 2 diabetes. Exenatide is currently delivered by a twice-per-day injection.

In June 2006, we entered into an agreement with Amylin to develop a nasal spray formulation of exenatide for the treatment of diabetes. Preclinical studies of the formulation have been completed in preparation for the initiation of studies in human subjects. Amylin began clinical trials in the third quarter of 2006 and has completed a Phase 1 clinical trial.

Under the terms of the agreement, we will receive both milestone payments and royalties on product sales. If the development program is successful and the development of this product continues to move forward, milestone payments could reach up to $89 million in total, based on specific development, regulatory and commercialization goals. Royalty rates escalate with the success of this product.

Under the terms of our agreement with Amylin, we will jointly develop the nasal spray formulation with Amylin utilizing our proprietary nasal delivery technology, and Amylin will reimburse us for any development activities performed under the agreement. Amylin has overall responsibility for the development program, including clinical, non-clinical and regulatory activities and our efforts will focus on drug delivery and chemistry, manufacturing and controls, or CMC, activities. If we enter into a supply agreement with Amylin, we may supply commercial product to Amylin and its exenatide collaboration partner, Lilly. However, there can be no assurance that such a supply agreement will be executed.

Calcitonin-salmon. Calcitonin is a natural peptide hormone produced by the thyroid gland that acts primarily on bone. Bone is in a constant state of remodeling, whereby old bone is removed and new bone is created. Calcitonin inhibits bone resorption. Calcitonin-salmon appears to have actions essentially identical to calcitonins of mammalian origin, but its potency is greater due to a longer duration of action. Novartis' Miacalcin®, an FDA-approved and marketed nasal calcitonin-salmon spray, has been shown to increase spinal bone mass in post-menopausal women with established osteoporosis and is the only osteoporosis treatment specifically labeled to be used for women for whom estrogens are contraindicated. According to industry data, nasal Miacalcin® had U.S. sales of approximately $145 million in 2007.

In October 2004, we entered into a license and supply agreement with Par Pharmaceutical for the exclusive U.S. distribution and marketing rights to a generic calcitonin-salmon nasal spray for the treatment of osteoporosis. Under the terms of the agreement with Par Pharmaceutical, we will manufacture and supply finished calcitonin-salmon nasal spray product to Par Pharmaceutical, while Par Pharmaceutical will distribute the product in the U.S. The financial terms of the agreement include milestone payments, product transfer payments for manufactured product and profit sharing following commercialization.

In December 2003, we submitted to the FDA an application for abbreviated new drug approval ("ANDA") for generic calcitonin-salmon nasal spray for the treatment of osteoporosis. As part of the ANDA process, we have conducted a clinical trial and laboratory tests, including spray characterization, designed to demonstrate the equivalence of our product to the reference listed drug, Miacalcin®. In February 2004, the FDA accepted the submission of our ANDA for the product. To date, the FDA has informally communicated to us that it has determined that our nasal calcitonin product is bioequivalent to Miacalcin®, and has also completed Pre-Approval Inspections of both of our nasal spray manufacturing facilities.

In September 2005, a citizen's petition was filed with the FDA requesting that the FDA not approve any ANDA as filed prior to additional studies for safety and bioequivalence. We believe this citizen's petition is an effort to delay the introduction of a generic product in this field. In addition, Apotex has filed a generic application for its nasal calcitonin-salmon product with a filing date that has priority over our ANDA for our generic calcitonin-salmon nasal spray. In November 2002, Novartis brought a patent infringement action against Apotex claiming that Apotex's nasal calcitonin-salmon product infringes on Novartis' patents, seeking damages and requesting injunctive relief. That action is still pending. We are unable to predict what, if any, effect the Novartis action will have on Apotex's ability or plans to commence marketing its product.

In the fourth quarter of 2007, we received informal notification from the FDA that our ANDA review is complete and that the citizen's petition is actively being addressed by the FDA. We do not know the timeline over which the FDA will review this information, nor can we be sure that our additional information will fully satisfy the FDA's request. If we are not successful at keeping our application as an ANDA, a 505(b)(2) NDA may be pursued or the application may be withdrawn. At this time, we are not able to determine to what degree the citizen's petition will delay the FDA's approval of our ANDA, how the Apotex filing priority will be resolved, or when, if at all, our calcitonin product will receive marketing approval from the FDA.

Our formulation of calcitonin-salmon nasal spray was specifically developed to be similar to Novartis' currently marketed calcitonin-salmon nasal spray, Miacalcin®, in order to submit the application as an ANDA. Thus, our formulation does not utilize our advanced tight junction drug delivery technology, which is currently being used in development of our proprietary pipeline of peptide and protein therapeutics.

Carbetocin. According to the U.S. Centers for Disease and Control, autism is one of a group of disorders known as autism spectrum disorders ("ASDs"). ASDs are developmental disabilities that cause substantial impairments in social interaction and communication and the presence of unusual behaviors and interests. Many people with ASDs also have unusual ways of learning, paying attention and reacting to different sensations. The thinking and learning abilities of people with ASDs can vary from gifted to severely challenged. An ASD begins before the age of three and lasts throughout a person's life. Approximately one in 150 children has an ASD by eight years of age.

There is no single best treatment for all children with ASD. One point that most professionals agree on is that early intervention is important; another is that most individuals with ASD respond well to highly structured, specialized programs. Medications are often used to treat behavioral problems such as aggression, self-injurious behavior and severe tantrums, which keep the person with ASD from functioning more effectively at home or school. The medications used are those that have been developed to treat similar symptoms in other disorders.

Carbetocin is a long-acting analog of oxytocin, a naturally produced hormone. At the American College of Neuropsychopharmacology's Annual Meeting on December 4, 2006, researchers from the Mt. Sinai School of Medicine reported that oxytocin significantly reduced repetitive behavior associated with adult autism when administered intravenously.

In 2007, two foreign Phase 1 dose-escalation studies were conducted in healthy volunteers to evaluate the pharmacokinetics, bioavailability and safety of our carbetocin nasal spray. Although this program shows promise, we have placed it on hold pending further funding or partnering.

PRECLINICAL-STAGE PRODUCT CANDIDATES

The following table summarizes the status of our pre-clinical product candidates at February 29, 2008.

Initial Indication	Product	Clinical Status	Next Steps	Marketing Rights
Antivirals	RNAi directed against influenza virus	Preclinical	Preclinical safety and efficacy studies	Nastech
Inflammation	RNAi directed against TNF-alpha	Preclinical	Preclinical safety and efficacy studies	Nastech
Hemophilia	Factor IX	Formulation	Preclinical safety and PK studies	Undisclosed partner
Seizure	Undisclosed compounds	Preclinical safety and PK studies	Phase 1 clinical trial	Undisclosed partner

Antiviral

According to the World Health Organization ("WHO"), in a typical year, influenza infects 5% to 15% of the world's population, resulting in 250,000 to 500,000 deaths. The WHO and the U.S. Centers for Disease Control and Prevention are concerned about the potential for a major global pandemic, such as the 1918 "Spanish flu" in which up to 40 million people may have died worldwide. Pandemic flu emerges from a sudden change in the influenza virus resulting in a new flu strain, against which there is no immunity. Vaccines currently represent the mainstay of flu prevention, but vaccines have two key limitations. First, they are developed against individual, known strains of flu and therefore may not be effective against new flu strains. Second, vaccines are produced using a lengthy process requiring vaccine production in growing chicken eggs, and therefore a vaccine against a new flu strain will take months or years to stockpile. Antiviral medications approved to treat influenza have the potential drawback that influenza virus strains can become resistant to one or more of these medications.

In 2005 the U.S. Government issued the *National Strategy for Pandemic Influenza*. This comprehensive plan includes as one component the cooperation of state and federal governments' stockpiling of antiviral drugs sufficient to treat 25% of the country's population in the event of a flu pandemic. As a result, pharmaceutical and biotech companies have been contracted and partially funded by the U.S. Government to develop and supply antiviral and vaccine products to satisfy this goal. It is feasible that a successful RNA-based anti-influenza drug could be used in such a setting. The potential advantage of RNAi antiviral therapeutics is that siRNAs can be targeted against the so-called "conserved regions" of the influenza virus. This means that an RNAi therapeutic would be expected to be effective against all strains of flu, whether new or old. As a result, stockpiling of an effective RNAi treatment is possible in advance of a global influenza pandemic. An RNAi-based antiviral therapeutic could also be used more routinely as a treatment for the more common viral infections, including seasonal influenza, Respiratory Syncytial Virus (RSV) and human metapneumovirus. As noted above, there is significant unmet need in the treatment of virally-induced impacts to human health, including hospitalization and death.

Pre-clinical Development Status. We have developed and tested small interfering RNAs specific for conserved regions of influenza viral genes. These siRNAs target multiple influenza strains and show high activity with a slower rate of developing drug resistance than currently-marketed antiviral therapeutics. Direct-to-lung administration of candidate siRNAs has exhibited significant reduction of virus production in animal models. Development of broad spectrum siRNAs and delivery formulations suitable for human use may provide an effective new therapeutic approach for pandemic and seasonal flu.

Inflammation

RNAi technology is a promising approach for the potential treatment of a variety of major diseases, including inflammation. We believe that using a specific siRNA to inhibit the expression of certain cytokines, for example TNF-alpha, which plays an important role in pathological inflammation, may be an effective treatment for rheumatoid arthritis. TNF-alpha also may play an important role in insulin resistance contributing to obesity and type 2 diabetes, asthma and inflammation associated with cardiovascular disease. Reduction of TNF-alpha production by RNAi for the treatment of rheumatoid arthritis may have therapeutic and safety advantages over current treatments such as antibodies or soluble receptors, including higher specificity, lower immunogenicity, improved ability to overcome natural compensating responses in certain affected patients and potentially overall improved disease modification.

Pre-clinical Development Status. We have screened numerous siRNA candidates targeting human TNF-alpha in cells derived from normal human donors. Five siRNAs that showed the highest potency were optimized for chemical stability and favorable pharmacological and safety properties. In collaboration with the Mayo Clinic, the ability to knock-down levels of TNF-alpha also was verified in cells from patients with active rheumatoid arthritis. Additional pre-clinical activities are continuing.

Feasibility Studies

To expand our product portfolio, we engage in a variety of pre-clinical initiatives, alone and with partners, to explore the range of potential therapeutic applications of our tight junction technology. Certain of these initiatives include funded feasibility studies in which our tight junction drug delivery technology is combined with already-approved therapeutics, or product candidates currently in development, to determine if formal pre-clinical trials are warranted. In 2007, we participated in three external feasibility studies with three different partners, including a multi-compound feasibility study with Novo Nordisk with respect to certain undisclosed Novo Nordisk therapeutic compounds, a Factor IX development program for the treatment of hemophilia with an undisclosed partner and a program with an undisclosed partner to deliver an undisclosed anti-seizure medication. Feasibility studies, typically lasting approximately one year, allow us to efficiently evaluate opportunities in which our tight junction technology may provide either us or a partner with a product that has improved therapeutic and commercial promise. On January 16, 2008, Novo Nordisk terminated their feasibility study agreement with us.

OTHER AGREEMENTS AND INTELLECTUAL PROPERTY ACQUISITIONS

Questcor Pharmaceuticals, Inc./QOL Medical LLC. In February 2005, the FDA approved our Nascobal® nasal spray 505(b)(2) application for vitamin B12 (cyanocobalamin) deficiency in patients with pernicious anemia, Crohn's Disease, HIV/ AIDS and multiple sclerosis. We developed the Nascobal® nasal spray as an alternative to Nascobal® (Cyanocobalamin, USP) gel, an FDA-approved product launched in 1997.

Under the terms of the Questcor Asset Purchase and Supply Agreement, dated June 2003 (the "Questcor Agreements") that we entered into with Questcor Pharmaceuticals Inc. ("Questcor"), subject to certain limitations, we are obligated to manufacture and supply, and Questcor is obligated to purchase from us, all of Questcor's requirements for the Nascobal® nasal gel and the Nascobal® nasal spray. In February 2005, Questcor paid us a milestone fee of $2.0 million upon receipt of FDA approval of the new drug application ("NDA") for Nascobal® nasal spray.

In October 2005, with our consent, Questcor assigned all of its rights and obligations under the Questcor Agreements to QOL. We received $2.0 million from Questcor in October 2005 as consideration for our consent to the assignment and in connection with our entering into an agreement with QOL that modified certain terms of the Questcor Agreements. The $2.0 million is being recognized ratably over the five-year life of the QOL agreement. QOL also assumed Questcor's obligation to pay us $2.0 million on the issuance by the U.S. Patent and Trademark Office ("PTO") of a patent covering any formulation that treats any indication identified in our NDA for Nascobal® nasal spray. This payment became due and was received and recognized as revenue in the second quarter of 2007. Pursuant to the terms of our agreement with Questcor, we will continue to prosecute the pending U.S. patents for the Nascobal® nasal spray product on behalf of QOL.

Cytyc Corporation. In July 2003, we entered into an agreement with Cytyc Corporation ("Cytyc") pursuant to which Cytyc acquired patent rights to our Mammary Aspirate Specimen Cytology Test ("MASCT") device. Under the terms of the agreement, we received a license fee from Cytyc in 2003 and reimbursement for the cost of patent maintenance and further patent prosecution if incurred during the term of the agreement. We had the potential to receive additional milestone payments and royalties based on certain conditions; however, in February 2007, Cytyc notified us that it intended to terminate the license agreement. In October 2007, Cytyc (now Hologic, Inc., or Hologic) informed us that its decision to terminate the license agreement had been delayed. At this time, we are not able to determine whether such termination will occur, or whether any future payments will be received by us related to this license agreement. We will evaluate further commercial prospects for this device if such rights are returned.

Alnylam. We entered into a license agreement in July 2005 with Alnylam Pharmaceuticals, Inc. ("Alnylam"), a biopharmaceutical company focused on developing RNAi-based drugs, pursuant to Alnylam's InterfeRx™ licensing program. Under the license, we acquired the exclusive rights to discover, develop and commercialize RNAi therapeutics directed against TNF-alpha, a protein associated with inflammatory diseases, including rheumatoid arthritis and certain chronic diseases. Under our agreement with Alnylam, we paid an initial license fee to Alnylam, and we are obligated to pay annual and milestone fees and royalties on sales of any products covered by the license agreement.

Galenea. We expanded our RNAi pipeline by initiating an RNAi therapeutics program targeting influenza and other respiratory diseases. In connection with this new program, in February 2006, we acquired RNAi IP and other RNAi technologies from Galenea Corp. ("Galenea"). The IP acquired from Galenea includes patent applications licensed from MIT that have early priority dates in the antiviral RNAi field focused on viral respiratory infections, including influenza, rhinovirus and other respiratory diseases. We also acquired Galenea's research and IP relating to pulmonary drug delivery technologies for siRNA. Additionally, we have assumed Galenea's awarded and pending grant applications from the National Institute of Allergy and Infectious Diseases ("NIAID"), a division of the NIH, and the Department of Defense to support the development of RNAi-based antiviral drugs. RNAi-based therapeutics offer potentially effective treatments for a future influenza pandemic, which is an urgent global concern. This program complements our current TNF-alpha RNAi program targeting inflammation, as life-threatening respiratory and systemic inflammation caused by excess TNF-alpha production can be a consequence of influenza infection.

Consideration for the acquisition consisted of an upfront payment and may include contingent payments based upon certain regulatory filings and approvals, and the sale of products. In connection with the transaction, we recorded a charge of approximately $4.1 million for acquired research associated with products in development for which, at the acquisition date, technological feasibility had not been established and there was no alternative future use. This charge was included in research and development expense in the first quarter of 2006.

City of Hope. In November 2006, we entered into a license with the Beckman Research Institute/City of Hope for exclusive and non-exclusive licenses to the Dicer-substrate RNAi IP developed there. We obtained exclusive rights to five undisclosed targets selected by us, as well as broad non-exclusive rights to siRNAs directed against all mammalian targets subject to certain City of Hope limitations that will have no impact on our programs. We believe this IP and technology could provide significant commercial and therapeutic advantages for us in this field, by enabling the use of 25 to 30 base pair RNA duplexes designed to act as substrates for processing by the cells' natural activities. Furthermore, the slightly larger Dicer substrate may provide attachment points for delivery-enabling molecules, thereby potentially enhancing the overall efficacy of an RNAi-based therapeutic product.

Government Grants — In August 2006, the NIH awarded us a grant of approximately $0.4 million to further develop our siRNA therapeutics to prevent and treat influenza. These funds were received and recognized as grant revenue in 2006. In September 2006, the NIH awarded us a $1.9 million grant over a five year period to prevent and treat influenza. In 2006 and 2007, we recognized approximately $0.1 million and $0.4 million in revenue, respectively, related to this grant.

DRUG DELIVERY TECHNOLGIES

We are focused on improving the delivery of therapeutically important peptide, protein and oligonucleotide (the category of molecules of which siRNAs are a member) drugs to their sites of action. Tight junctions that affect tissue permeation appear to be regulated by membrane and intracellular processes that control the dynamic behavior of the junctional complexes that join cells together to form a barrier to drug transport. These same mechanisms may be exploited to affect the uptake of RNAi-based drugs into cells. This has allowed us to leverage our tight junction knowledge, technical approach and formulation compound libraries used to modulate the membrane-based connections between cells to enhance the delivery of RNAi-based drugs into cells.

Tight Junction Technology

We focus on molecular-biology based drug delivery, which involves the use of gene cloning, high throughput tissue culture screening, phage display selection, gene function analysis by RNAi knockdown, and peptide synthesis to analyze the structure and function of tight junctions responsible for regulating drug passage through tissue barriers. These techniques are used to create novel formulation components or excipients that transiently modulate or open tight junctions and thereby allow therapeutic drugs to reach the blood stream. Tight junctions are cell-to-cell connections in various tissues of the body, including epithelial and endothelial layers of the nasal mucosa, the gastrointestinal surface, and the blood-brain barrier. They function to provide barrier integrity and to regulate the transport and passage of therapeutic drugs across these natural boundaries by way of specific membrane and cellular-based pathways *(Johnson PH and Quay SC. Advances in nasal delivery through tight junction biology. Expert Opinion Drug Delivery. (2005) 2(2):281-298).*

We believe our tight junction technology has significant potential applications outside of nasal drug delivery, particularly for improving oral drug delivery (through the oral mucosa or gastrointestinal tract), intravenous drug delivery (through blood vessel walls into tissues), and drug delivery through the blood-brain barrier (through the blood vessel walls to the brain) for the treatment of diseases. All of these tissue barriers have tight junctions which, although distinct, have properties in common that we believe can be manipulated by the technology we are developing.

Intracellular and Targeted Delivery of RNAi-Based Therapeutics

Peptide-based delivery. We are applying certain aspects of our drug delivery technology specifically to our RNA delivery platform and siRNA therapeutics development programs. As mentioned above, drugs that use siRNAs will require the ability to deliver the siRNA inside the cells where the target proteins are produced. A major part of our focus to date has been on the intracellular delivery component of the RNA-based drug development process. We believe this program has benefited and will continue to benefit significantly from our expertise in cellular and molecular biology and protein/peptide chemistry. Our primary therapeutic development focus has been on formulations of peptide-based therapeutics. To support our peptide therapeutics program as well as the peptide-based approach to delivery of siRNA, we have built a considerable infrastructure and organizational competence regarding peptides.

In 2007,we published in the Journal of Biological Chemistry on a phage display library, the "Trp-Cage" library, which we intend to mine for peptides having favorable physicochemical properties, and which might enable the delivery of siRNAs into cells or to target specific cell and tissue types. Given the current costs of the development of siRNA-based drugs and treatment regimens, the ability to direct the localization of an siRNA drug effect can potentially provide significant advantages over current delivery platforms.

Lipid-based delivery. In 2007, we began working with novel lipid formulations of siRNA. Not only must RNA be inside cells in order to be effective; it is also rapidly degraded by enzymes in the circulating blood. Lipids and lipid mixtures can be formed into spheres called liposomes, lipoplexes or lipid nanoparticles. Certain lipids are a necessary component of the cell membrane, the barrier to cell entry. Properly-designed liposomes containing siRNAs can protect RNA from degrading enzymes in the systemic circulation and also have the ability to interact with cell membranes and gain access to the cell's interior.

Some companies are pursuing local delivery of siRNA for certain therapeutic indications as a way to avoid the delivery challenge of developing siRNA therapeutics. We are researching and designing novel lipids and lipid formulations. Additionally, we intend to research the opportunity to incorporate into lipid formulations some of the targeting peptides described above (and others as possible) based on the principle that targeting can improve localization of the drug product in the body and thereby lower the final doses required to achieve a desirable clinical effect for the patient. Finally, we are using what we learn about lipid chemistry to design peptides which may mimic those properties of lipids which enable cell membrane interactions in order to accomplish the same effect.

Other Drug Delivery Technologies. Other expertise that we utilize in identifying and developing product candidates include:

- experience in stabilizing liquid formulations;
- knowledge of physical properties of nasal sprays;
- experience with pro-drug selection to improve biological properties;
- experience with counter ion selection to increase drug solubility;
- correlations between in vitro and in vivo nasal delivery models; and
- manufacturing know-how.

BUSINESS STRATEGY

Our goal is to become a leader in both the development and commercialization of innovative, nasal drug delivery products and technologies, as well as in RNAi therapeutics. We have recently commenced a major restructuring of our business. Our business model now centers on efforts to partner our Phase 2 clinical programs, continuation of research and development activities focused on MDRNA and our funded partnerships. We will also continue to manufacture Nascobal® under our agreement with QOL. Key elements of our strategy include:

- *Pursuing Collaborations with Pharmaceutical and Biotechnology Companies.* We will continue to establish strategic collaborations with pharmaceutical and biotechnology companies. This process is currently focused on our internal clinical programs such as insulin, PYY(3-36), PTH(1-34) and carbetocin. Typically, we collaborate with partners to commercialize our internal product candidates by utilizing their late stage clinical development, regulatory, marketing and sales capabilities. We also assist our collaboration partners in developing more effective drug delivery methods for their product candidates that have already completed early stage clinical trials or are currently marketed. We generally structure our collaborative arrangements to receive research and development funding and milestone payments during the development phase, revenue from manufacturing upon commercialization and patent-based royalties on future sales of products.
- *Applying Our Tight Junction Technology and Other Drug Delivery Methods to Product Candidates.* We focus our research and development efforts on product candidates, including peptides, large and small molecules and therapeutic siRNA, for which our proprietary technologies may offer clinical advantages, such as improved safety and clinical efficacy, or increased patient compliance.
- *Leveraging Our Manufacturing Expertise and Capabilities.* Although we have recently reduced our expenditures in manufacturing to focus on our clinical-stage product candidates, we believe our manufacturing capabilities will meet our projected capacity needs for the foreseeable future. We have invested substantial time, money and intellectual capital in developing our manufacturing facilities and know-how, which we believe would be difficult for our collaborators and competitors to replicate in the near term. These capabilities give us competitive advantages, including the ability to prepare the CMC section of NDA filings with the FDA, and to maintain a high-level of quality control in manufacturing product candidates for clinical trials and FDA-approved products for commercialization.

We are engaged in a variety of preclinical research and clinical development efforts. We and our collaboration partners have been developing a diverse portfolio of clinical-stage product candidates for multiple therapeutic areas utilizing our molecular biology-based nasal drug delivery technology. In addition, we have been expanding our RNAi research and development efforts. As of February 29, 2008, we had 58 patents issued and 583 pending patent applications to protect our proprietary technologies.

MANUFACTURING

We currently plan to formulate, manufacture and package all of our products in two facilities. We have a commercial manufacturing facility with approximately 10,000 square feet and a warehouse with approximately 4,000 square feet in Hauppauge, New York, with manufacturing capacity of approximately six million product units per year, and we have a commercial manufacturing facility of approximately 20,000 square feet at our corporate headquarters in Bothell, Washington. The manufacturing capability of our combined facilities will be approximately 60 million product units per year.

The process for manufacturing our pharmaceutical products is technically complex, requires special skills and must be performed in a qualified facility in accordance with current good manufacturing practices ("cGMP") of the FDA. We have expanded our commercial manufacturing facilities to meet anticipated manufacturing commitments. There is sufficient room for further development of additional capacity at our Bothell facility that would increase our manufacturing capacity to accommodate additional products under development or meet additional requirements under various supply agreements. We anticipate that full development of this site, including possible new construction on the surrounding property, can accommodate our capacity requirements for the foreseeable future. However, no assurance can be given that we will have the financial resources necessary to adequately expand our manufacturing capacity if and when the need arises.

Raw materials essential to our business are generally readily available from multiple sources. However, certain raw materials and components used to manufacture our products, including essential pharmaceutical ingredients and other critical components, are available from limited sources. For example, our ANDA for generic calcitonin-salmon nasal spray includes an active pharmaceutical compound supplied by one supplier.

SALES AND MARKETING

We plan to market our FDA-approved products through co-promotion, licensing or distribution arrangements with collaboration partners. We believe our current approach allows us maximum flexibility in selecting the optimal sales and marketing method for each of our products. As of February 29, 2008, we had five employees dedicated to business development and marketing, and we believe our current staffing is adequate.

COLLABORATION PARTNERS

We generate substantially all of our revenue from license and research fees. Approximately 48% and 13% of our revenue in 2005 and 2006, respectively, related to our agreement with Merck, which was terminated in March 2006. In 2006 and 2007, our dependency on certain key customers increased. P&G accounted for approximately 77% of our total revenue in 2006 and 62% of our total revenue in 2007 and Novo Nordisk represented approximately 2% of our total revenue in 2006 and 18% of our total revenue in 2007. Our agreements with P&G were terminated in November 2007, and on January 16, 2008, Novo Nordisk terminated their feasibility study agreement with us.

RESEARCH AND DEVELOPMENT

Our research and development personnel are organized into functional teams that include pharmacology and toxicology, chemistry, formulation, cell biology, bioinformatics and project management. We manage our research and development activities from our headquarters in Bothell, Washington and our facility in Hauppauge, New York. Although we anticipate that we will continue to invest in research and development for the foreseeable future, we anticipate that our research and development costs will decrease in future periods due to our recent restructuring. Our research and development expenditures totaled approximately $30.3 million in 2005, $43.2 million in 2006 and $52.3 million in 2007.

PROPRIETARY RIGHTS AND INTELLECTUAL PROPERTY

We rely primarily on patents and contractual obligations with employees and third parties to protect our proprietary rights. We intend to seek appropriate patent protection for our proprietary technologies by filing patent applications in the U.S. and certain foreign countries. As of February 29, 2008, we had 26 issued or allowed U.S. patents and 242 pending U.S. patent applications, including provisional patent applications. When appropriate, we also seek foreign patent protection and as of February 29, 2008, we had 31 issued or allowed foreign patents, 246 pending foreign patent applications and 95 PCT applications.

The following table summarizes our pending and issued patents as of February 29, 2008:

Pending	
MDRNA(1)	
U.S.	124
Foreign	24
PCT	71
Exclusive In-licensed(2)	
U.S.	10
Foreign	33
PCT	0
Total pending	262
Pending	
Nastech	
U.S.	100
Foreign	159
PCT	24
Exclusive In-licensed(2)	
U.S.	8
Foreign	32
PCT	0
Total pending	323
Issued	
Nastech	
U.S.	17
Foreign	27
Exclusive In-Licensed(2)	
U.S.	9
Foreign	5
Total issued	58
Total cases	643

(1) Patent applications are those assigned to MDRNA from Nastech on December 12, 2007, as described as above.

(2) Does not include undisclosed proprietary technologies that are the subject of our license agreements with Alnylam or the Carnegie Institution of Washington.

Form 10-K

Our patents and patent applications are directed to compositions of matter, formulations, methods of use and/or methods of manufacturing, as appropriate. Our financial success will depend in large part on our ability to:

- obtain patent and other proprietary protection for our intellectual property;
- enforce and defend patents once obtained;
- operate without infringing the patents and proprietary rights of third parties; and
- preserve our trade secrets.

GOVERNMENT REGULATION

Government authorities in the U.S. and other countries extensively regulate the research, development, testing, manufacture, labeling, promotion, advertising, distribution and marketing, among other things, of drugs and biologic products. All of our product candidates are either drug or biologic products, except for our MASCT device, which is a medical device and also is extensively regulated.

In the U.S., the FDA regulates drug and biologic products under the Federal Food, Drug and Cosmetic Act (the "FDCA"), and implementing regulations thereunder, and other laws, including, in the case of biologics, the Public Health Service Act. Failure to comply with applicable U.S. requirements, both before and after approval, may subject us to administrative and judicial sanctions, such as a delay in approving or refusal by the FDA to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, and/or criminal prosecutions.

Before our drug and biologic products may be marketed in the U.S., each must be approved by the FDA. None of our product candidates, except for our Nascobal® nasal gel and our Nascobal® nasal spray, has received such approval. The steps required before a novel drug or a biologic product may be approved by the FDA include pre-clinical laboratory and animal tests and formulation studies; submission to the FDA of an Investigational New Drug Exemption ("IND") for human clinical testing, which must become effective before human clinical trials may begin; adequate and well-controlled clinical trials to establish the safety and effectiveness of the product for each indication for which approval is sought; submission to the FDA of an NDA, in the case of a drug product, or a Biologics License Application ("BLA"), in the case of a biologic product; satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug or biologic product is produced to assess compliance with cGMP; and FDA review and approval of an NDA or BLA.

Pre-clinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions, such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials. Once an IND is in effect, each clinical trial to be conducted under the IND must be submitted to the FDA, which may or may not allow the trial to proceed.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified physician-investigators and healthcare personnel. Clinical trials are conducted under protocols detailing, for example, the parameters to be used in monitoring patient safety and the safety and effectiveness criteria, or end points, to be evaluated. Clinical trials are typically conducted in three defined phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent Institutional Review Board or Ethics Committee before it can begin. Phase 1 usually involves the initial administration of the investigational drug or biologic product to people to evaluate its safety, dosage tolerance, pharmacodynamics and, if possible, to gain an early indication of its effectiveness. Phase 2 usually involves trials in a limited patient population, with the disease or condition for which the test material is being developed, to evaluate dosage tolerance and appropriate dosage; identify possible adverse side effects and safety risks; and preliminarily evaluate the effectiveness of the drug or biologic for specific indications. Phase 3 trials usually further evaluate effectiveness and test further for safety by administering the drug or biologic candidate in its final form in an expanded patient population. We cannot be sure that Phase 1, Phase 2 or Phase 3 clinical trials will be completed successfully within any specified period of time, if at all. Further, we, our product development partners, or the FDA may suspend clinical trials at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk or are obtaining no medical benefit from the test material.

Assuming successful completion of the required clinical testing, the results of the pre-clinical trials and the clinical trials, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA in the form of an NDA or BLA requesting approval to market the product for one or more indications. Before approving an application, the FDA usually will inspect the facilities at which the product is manufactured, and will not approve the product unless cGMP compliance is satisfactory. If the FDA determines the NDA or BLA is not acceptable, the FDA may outline the deficiencies in the NDA or BLA and often will request additional information. Notwithstanding the submission of any requested additional testing or information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes or additional labeling claims are subject to further FDA review and approval. Post-approval marketing of products in larger patient populations than were studied during development can lead to new findings about the safety or efficacy of the products. This information can lead to a product sponsor or the FDA requiring changes in the labeling of the product or even the withdrawal of the product from the market. The testing and approval process requires substantial time, effort and financial resources, and we cannot be sure that any approval will be granted on a timely basis, if at all.

Some of our product candidates may be eligible for submission of applications for approval that require less information than the NDAs described above. The FDA may approve an ANDA if the product is the same in important respects as a listed drug, such as a drug with an effective FDA approval, or the FDA has declared it suitable for an ANDA submission. ANDAs for such generic drugs must generally contain the same manufacturing and composition information as NDAs, but applicants do not need to submit pre-clinical and often do not need to submit clinical safety and effectiveness data. Instead they must submit studies showing that the product is bioequivalent to the listed drug. Drugs are bioequivalent if the rate and extent of absorption of the drug does not show a significant difference from the rate and extent of absorption of the listed drug. Conducting bioequivalence studies is generally less time-consuming and costly than conducting pre-clinical and clinical trials necessary to support an NDA. We have submitted an ANDA for calcitonin that is currently pending before the FDA, and we may be able to submit ANDAs for other product candidates in the future.

The Food, Drug and Cosmetics Act ("FDCA") provides that ANDA reviews and/or approvals will be delayed in various circumstances. For example, the holder of the NDA for the listed drug may be entitled to a period of market exclusivity, during which the FDA will not approve, and may not even review, the ANDA. If the listed drug is claimed by an unexpired patent that the NDA holder has listed with the FDA, the ANDA applicant must certify in a so-called paragraph IV certification that the patent is invalid, unenforceable or not infringed by the product that is the subject of the ANDA. If the holder of the NDA sues the ANDA applicant within 45 days of being notified of the paragraph IV certification, the FDA will not approve the ANDA until the earlier of a court decision favorable to the ANDA applicant or the expiration of 30 months. Also, in circumstances in which the listed drug is claimed in an unexpired listed patent and the patent's validity, enforceability or applicability to the generic drug has been challenged by more than one generic applicant, ANDA approvals of later generic drugs may be delayed until the first applicant has received a 180-day period of market exclusivity. The regulations governing marketing exclusivity and patent protection are complex, and it is often unclear how they will be applied in particular circumstances until the FDA acts on one or more ANDA applications. We do not believe there is market exclusivity associated with the listed version of calcitonin and we have not been sued by the patent holder in connection with our ANDA for calcitonin, but our ANDA approval could be delayed by exclusivity awarded to the "first-to-file" ANDA applicant.

Some of our drug products may be eligible for approval under the Section 505(b)(2) approval process. Section 505(b)(2) applications may be submitted for drug products that represent a modification of a listed drug (e.g., a new indication or new dosage form) and for which investigations other than bioavailability or bioequivalence studies are essential to the drug's approval. Section 505(b)(2) applications may rely on the FDA's previous findings for the safety and effectiveness of the listed drug as well as information obtained by the 505(b)(2) applicant needed to support the modification of the listed drug. Preparing Section 505(b)(2) applications is also generally less costly and time-consuming than preparing an NDA based entirely on new data and information. The FDA's current regulations governing Section 505(b)(2) or its current working policies, based on its interpretation of those regulations (whether the regulation is changed or not), may change in such a way as to adversely impact our current or future applications for approval that seek to utilize the Section 505(b)(2) approach to reduce the time and effort required to seek approval. Such changes could result in additional costs associated with additional studies or clinical trials and delays. Like ANDAs, approval of Section 505(b)(2) applications may be delayed because of market exclusivity awarded to the listed drug or because patent rights are being adjudicated.

In addition, regardless of the type of approval, we and our partners are required to comply with a number of FDA requirements both before and after approval. For example, we are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotion for our products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money and effort in all areas of regulatory compliance, including production and quality control to comply with cGMP. In addition, discovery of problems, such as safety problems, may result in changes in labeling or restrictions on a product manufacturer or NDA/BLA holder, including removal of the product from the market.

Our MASCT device that we have licensed to Cytyc (now Hologic) is a medical device that requires FDA authorization before it may be marketed. As noted above, we expect this license to be terminated in the near future. Medical devices may be marketed pursuant to an approved Pre-Market Approval Application ("PMA"), or pursuant to a clearance under Section 510(k) of the FDCA. Obtaining a PMA involves generally the same steps as obtaining an NDA or BLA. Obtaining a 510(k) generally, but not always, requires the submission of less, but still substantial, performance, manufacturing and other information. Our MASCT device has been cleared for marketing under Section 510(k). In addition, medical devices are subject to pre- and post-approval and clearance requirements similar to those that apply to drugs and biologics.

COMPETITION

Competition in the drug industry is intense. Although we are not aware of any other companies that have the scope of proprietary technologies and processes that we have developed, there are a number of competitors who possess capabilities relevant to the drug delivery field. In particular, we face substantial competition from companies pursuing the commercialization of products using nasal drug delivery technology, such as Archimedes Pharma Limited, Intranasal Technology, Inc., Aegis Therapeutics, Bentley Pharmaceuticals, Inc. and Javelin Pharmaceuticals, Inc. Established pharmaceutical companies, such as AstraZeneca and GlaxoSmithKline plc, also have in-house nasal drug delivery research and development programs that have successfully developed products that are being marketed using nasal drug delivery technology. We also face indirect competition from other companies with expertise in alternate drug delivery technologies, such as oral, injectable, patch-based and pulmonary administration. These competitors include Alza Corporation (a division of Johnson & Johnson), Alkermes, Nektar Therapeutics, SkyePharma, Unigene Inc., Neose Technologies, Inc., Generex Biotechnology Corporation and Emisphere Technologies, Inc. ("Emisphere"). Many of our competitors have substantially greater capital resources, research and development resources and experience, manufacturing capabilities, regulatory expertise, sales and marketing resources, and established collaborative relationships with pharmaceutical companies. Our competitors, either alone or with their collaboration partners, may succeed in developing drug delivery technologies that are similar or preferable in effectiveness, safety, cost and ease of commercialization, and our competitors may obtain IP protection or commercialize competitive products sooner than we do.

Universities and public and private research institutions are also potential competitors. While these organizations primarily have educational objectives, they may develop proprietary technologies related to the drug delivery field or secure protection that we may need for development of our technologies and products. We may attempt to license these proprietary technologies, but these licenses may not be available to us on acceptable terms, if at all.

Even if we are able to develop products and then obtain the necessary regulatory approvals, our success depends to a significant degree on the commercial success of the products developed by us and sold or distributed by our collaboration partners. If our product candidates obtain the necessary regulatory approvals and become commercialized, they will compete with the following products already in the market or currently in the development stage:

Type 2 Diabetes. We entered into an agreement in 2006 with Amylin for the development and commercialization of exenatide, an injectable incretin mimetic for type 2 diabetics that Amylin currently markets with Lilly in the U.S. as Byetta®. Should a nasal exenatide reach the market, it would compete directly with Byetta®, and may also compete with an injectable sustained-release formulation of exenatide currently in development by Amylin in conjunction with Alkermes. Other competition could include DPP4 inhibitors, such as the recently-approved sitagliptin, marketed as Januvia™ by Merck, or other GLP-1 mimetics, such as Novo Nordisk's liraglutide, currently in Phase 3 clinical development.

Obesity. Products approved by the FDA for the treatment of obesity include: Roche's Xenical® (orlistat), GlaxoSmithKline's Alli™ (orlistat), Abbott's Meridia® (sibutramine) and the generic phentermine. In addition, there are other products currently in development for the treatment of obesity, including Acomplia® (rimonabant) by sanofi-aventis, PEGylated PYY by Pfizer Inc., injectable PYY by Amylin and oral PYY by Emisphere. Acomplia®, an oral formulation, was approved as a therapeutic for obesity by the European Agency for the Evaluation of Medicinal Products during 2006. In February 2007, the FDA approved a low-dose version of orlistat for over-the-counter use by overweight adults in connection with a reduced-calorie, low-fat diet.

Osteoporosis. Pharmaceutical treatments for osteoporosis include bisphosphonates, such as P&G/ sanofi-aventis' Actonel® (risedronate) and Merck's Fosamax® (alendronate), and selective estrogen receptor modulators, such as Lilly's Evista® (raloxifene). If commercialized, our nasal PTH(1-34) will also compete directly with Lilly's Forteo® (teriparatide), an FDA-approved injectable parathyroid hormone. Additional competition could come from development candidates, such as an inhaled form of PTH(1-34) currently being developed by Alkermes/Lilly, or Ostabalin-C, another PTH derivative currently in clinical development by Zelos Therapeutics, Inc. Further competition in the osteoporosis area may include AMG-162, an investigational monoclonal antibody against the RANK Ligand from Amgen Inc., currently in Phase 3 trials. Our generic calcitonin-salmon nasal spray to be manufactured by us and distributed by Par Pharmaceutical will compete with Novartis' Miacalcin® (nasal calcitonin-salmon) and Unigene Inc.'s Fortical®, as well as development candidates such as oral PTH(1-34) and oral calcitonin under development by Emisphere. Novartis may introduce an authorized generic version through Sandoz US, its wholly-owned subsidiary, and Apotex has filed a generic application of nasal calcitonin-salmon.

RNAi. Currently, there are two key competitors in the RNAi space. Alnylam is a competitor as well as a partner. We currently compete with Alnylam directly in the area of respiratory viral RNAi. Alnylam has programs in both RSV and influenza. While we compete with Alnylam on these respiratory viral programs, we have also collaborated to exclusively license key IP from Alnylam in support of our TNF-alpha RNAi program. With the acquisition of Sirna Therapeutics, Inc. ("Sirna") by Merck, we will now compete with Merck for access to key IP and technology in the field of therapeutic RNAi. Other competitors in the RNAi field include but are not limited to, Isis Pharmaceuticals, Inc., Santaris Pharma A/S, Silence Therapeutics plc, Protiva Biotherapeutics Inc., Quark Pharmaceuticals, Inc., RXi Pharmaceuticals Corporation (a majority-owned subsidiary of CytRX), Novosom AG, Mirus Bio Corporation, Calando Pharmaceuticals, Inc., Intradigm Corporation, Tacere Therapeutics, Inc. and Kylin Therapeutics, Inc. As with our current relationship with Alnylam, there will be future opportunities for strategic collaborations with a number of other competing companies in various areas of the RNAi field, including additional opportunities with Alnylam, Merck, other small companies and educational institutions. Such collaborations and competitive situations will be driven by licensing of key technology in the RNAi field as it is developed and becomes available for license. One such example includes our license obtained in November 2006 from the Beckman Research Institute/City of Hope for exclusive and non-exclusive licenses to the Dicer substrate IP developed there. We obtained exclusive rights to five undisclosed targets selected by us, as well as broad non-exclusive rights to Dicer substrates directed against all mammalian targets subject to certain City of Hope limitations that will have no impact on our programs. We believe this IP and technology could provide significant commercial and therapeutic advantages for us in this field, by enabling the use of 25 to 30 base pair RNA duplexes designed to act as substrates for processing by the cells' natural activities.

PRODUCT LIABILITY

Testing, manufacturing and marketing products involves an inherent risk of product liability attributable to unwanted and potentially serious health effects. To the extent we elect to test, manufacture or market products independently, we will bear the risk of product liability directly. We currently have product liability insurance coverage in the amount of $20.0 million per occurrence and a $20.0 million aggregate limitation, subject to a deductible of $25,000 per occurrence.

EMPLOYEES

As of February 29, 2008, we had 157 full-time employees, of which approximately 116 were engaged in research and development, five were engaged in sales and marketing, and the others were engaged in administration and support functions. As previously discussed, in February 2008, we terminated approximately 70 additional employees across all areas of our operations. Following the implementation of this plan we will have approximately 87 employees. None of our employees is covered by a collective bargaining agreement.

AVAILABLE INFORMATION

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or e-mail the SEC at publicinfo@sec.gov for more information on the operation of the public reference room. Our SEC filings are also available at the SEC's website at http://www.sec.gov. Our Internet address is http://www.nastech.com. There we make available, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC.

ITEM 1A. *Risk Factors.*

We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our business operations in the future. If any of the following risks actually occur, our business, operating results and financial position could be harmed.

Risks Related to our Business, Financial Position and Need for Additional Capital

Our strategic direction is changing, including through restructuring, and our focus on our Phase 2 clinical programs, including those for insulin nasal spray for type 2 diabetes, PYY(3-36) nasal spray for obesity, PTH(1-34) nasal spray for osteoporosis, continuation of research and development activities focused on MDRNA and our funded partnerships, may not be successful. Even after giving effect to this restructuring, we may not have sufficient cash to execute our current business plan and any restructuring may impact our ability to execute on our business plan.

We have recently taken steps to restructure certain aspects of our business, including significantly reducing our workforce and reducing certain operating costs. In November 2007, we terminated 72 employees across all areas of our operations and at all of our principal locations, thus reducing our workforce to approximately 160 full-time employees. In February 2008, we terminated approximately 70 additional employees across all areas of our operations. Following the implementation of this plan we will have approximately 87 employees. Our business model now centers on our Phase 2 clinical programs, continuation of research and development activities focused on MDRNA and our funded partnerships. We will also continue to manufacture Nascobal® under our agreement with QOL. There can be no assurance that our focus on these programs will produce acceptable results. If we are not successful in implementing or operating under this new business model, our stock price will suffer. Moreover, any other future changes to our business may not prove successful in the short or long term due to a variety of factors, including competition, success of research efforts, our ability to partner our product candidates, and other factors described in this section, and may have a material impact on our financial results.

In addition, we have in the past and may in the future find it advisable to restructure operations and reduce expenses, including, without limitation, such measures as reductions in the workforce, discretionary spending, and/or capital expenditures, as well as other steps to reduce expenses. We have streamlined operations and reduced expenses as a result of the reductions in workforce. Effecting any restructuring places significant strains on management, our employees and our operational, financial and other resources. Furthermore, restructurings take time to fully implement and involve certain additional costs, including severance payments to terminated employees, and we may also incur liability from early termination or assignment of contracts, potential litigation or other effects from such restructuring. There can be no assurance that we will be successful in implementing our restructuring program, or that following the completion of our restructuring program, we will have sufficient cash reserves to allow us to fund our business plan until such time as we achieve profitability. Such effects from our restructuring program could have a material adverse affect on our ability to execute on our business plan.

We do not generate operating income and will require additional financing in the future. If additional capital is not available, we may have to curtail or cease operations.

Our business currently does not generate the cash that is necessary to finance our operations. We incurred net losses of approximately $32.2 million in 2005, $26,9 million in 2006 and $52.4 million in 2007. Subject to the success of our development programs and potential licensing transactions, we will need to raise additional capital to:

- conduct research and development;
- develop and commercialize our product candidates;
- enhance existing services;
- respond to competitive pressures; and
- acquire complementary businesses or technologies.

Our future capital needs depend on many factors, including:

- the scope, duration and expenditures associated with our research and development programs;
- continued scientific progress in these programs;
- the outcome of potential licensing transactions, if any;
- competing technological developments;
- our proprietary patent position, if any, in our products; and
- the regulatory approval process for our products.

We may seek to raise necessary funds through public or private equity offerings, debt financings or additional strategic alliances and licensing arrangements. We may not be able to obtain additional financing on terms favorable to us, if at all. General market conditions may make it very difficult for us to seek financing from the capital markets. We may be required to relinquish rights to our technologies or drug candidates, or grant licenses on terms that are not favorable to us, in order to raise additional funds through alliance, joint venture or licensing arrangements. If adequate funds are not available, we may have to delay, reduce or eliminate one or more of our research or development programs and reduce overall overhead expenses. These actions would likely reduce the market price of our common stock.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm, in its audit opinion issued in connection with our consolidated balance sheet as of December 31, 2006 and 2007 and our consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2005, 2006 and 2007, has expressed substantial doubt about our ability to continue as a going concern given our net losses and negative cash flows. The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business, and accordingly do not contain any adjustments which may result due to the outcome of this uncertainty.

We have not been profitable on an annual basis for ten years, and we may never become profitable.

We have incurred net losses in each of the past ten years. As of December 31, 2007, we had an accumulated deficit of approximately $194.9 million and expect additional losses in the future as we continue our research and development activities.

The process of developing our products requires significant research and development efforts, including basic research, pre-clinical and clinical development, and FDA regulatory approval. These activities, together with our sales, marketing, general and administrative expenses, have resulted in operating losses in the past, and there can be no assurance that we can achieve profitability in the future. Our ability to achieve profitability depends on our ability, alone or with our collaborators, to develop our drug candidates, conduct clinical trials, obtain necessary regulatory approvals, and manufacture, distribute, market and sell our drug products. We cannot assure you that we will be successful at any of these activities or predict when we will ever become profitable.

Risks Related to the Development and Regulatory Approval of our Drug Candidates

Clinical trials of our product candidates are expensive and time-consuming, and the results of these trials are uncertain.

Many of our research and development programs are at an early stage. Clinical trials in patients are long, expensive and uncertain processes. The length of time generally varies substantially according to the type of drug, complexity of clinical trial design, regulatory compliance requirements, intended use of the drug candidate and rate of patient enrollment for the clinical trials. Clinical trials may not be commenced or completed on schedule, and the FDA may not ultimately approve our product candidates for commercial sale. Further, even if the results of our pre-clinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase 1 or Phase 2 clinical trials may not be repeated in larger Phase 2 or Phase 3 clinical trials. All of our potential drug candidates are prone to the risks of failure inherent in drug development. The clinical trials of any or all of our drugs or drug candidates, including PYY(3-36) nasal spray, PTH(1-34) nasal spray, insulin nasal spray, exenatide nasal spray and generic calcitonin-salmon nasal spray could be unsuccessful, which would prevent us from commercializing these drugs. The FDA conducts its own independent analysis of some or all of the pre-clinical and clinical trial data submitted in a regulatory filing and often comes to different and potentially more negative conclusions than the analysis performed by the drug sponsor. Our failure to develop safe, commercially viable drugs approved by the FDA would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our stock price. In addition, significant delays in clinical trials will impede our ability to seek regulatory approvals, commercialize our drug candidates and generate revenue, as well as substantially increase our development costs.

We are subject to extensive government regulation, including the requirement of approval before our products may be manufactured or marketed.

We, our collaboration partners and our product candidates are subject to extensive regulation by governmental authorities in the U.S. and other countries. Failure to comply with applicable requirements could result in, among other things, any of the following actions: warning letters; fines and other civil penalties; unanticipated expenditures; delays in approving or refusal to approve a product candidate; product recall or seizure; interruption of manufacturing or clinical trials; operating restrictions; injunctions; and criminal prosecution.

Our product candidates cannot be marketed in the U.S. without FDA approval or clearance. The FDA has approved only two of our product candidates, our Nascobal® nasal gel and our Nascobal® nasal spray, and cleared only one, our MASCT device, for sale in the U.S. Our other product candidates are in development, and will have to be approved by the FDA before they can be marketed in the U.S. Obtaining FDA approval requires substantial time, effort, and financial resources, and may be subject to both expected and unforeseen delays, including without limitation citizen's petitions or other filings with the FDA. There can be no assurance that any approval will be granted on a timely basis, if at all, or that delays will be resolved favorably or in a timely manner. If the FDA does not approve our product candidates in a timely fashion, or does not approve them at all, our business and financial condition may be adversely affected. We, our collaboration partners or the FDA may suspend or terminate human clinical trials at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk.

In addition, both before and after regulatory approval, we, our collaboration partners and our product candidates are subject to numerous FDA requirements covering, among other things, testing, manufacturing, quality control, labeling, advertising, promotion, distribution and export. The FDA's requirements may change and additional government regulations may be promulgated that could affect us, our collaboration partners or our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon our business.

New legal and regulatory requirements could make it more difficult for us to obtain approvals for our product candidates and could limit or make more burdensome our ability to commercialize any approved products.

New federal legislation was recently enacted known as the FDA Amendments Act of 2007, which grants the FDA extensive new authority to impose post-approval clinical study and clinical trial requirements, require safety-related changes to product labeling, review advertising aimed at consumers, and require the adoption of risk management plans, referred to in the legislation as risk evaluation and mitigation strategies, or REMS. The REMS may include requirements for special labeling or medication guides for patients, special communication plans to healthcare professionals, and restrictions on distribution and use. For example, if the FDA makes the requisite findings, it might require that a new product be used only by physicians with certain specialized training, only in certain designated healthcare settings, or only in conjunction with special patient testing and monitoring. The legislation also includes the following: requirements for providing the public information on ongoing clinical trials through a clinical trial registry and for disclosing clinical trial results to the public through a clinical trial database; renewed requirements for conducting trials to generate information on the use of products in pediatric patients; new requirements to pay the FDA a fee to obtain advisory review of certain consumer television advertisements; and new penalties, for example for false or misleading consumer advertisements. Other proposals have been made to impose additional requirements on drug legislation, and the additional proposals, if enacted, may make it more difficult or burdensome for us to obtain approval of our product candidates, any approvals we may receive may be more restrictive or be subject to onerous post-approval requirements, our ability to successfully commercialize approved products may be hindered, and our business may be harmed as a result.

If our generic calcitonin-salmon product is approved under the FDA's Abbreviated New Drug Approval Authority, our ability to commercialize it will be subject to exclusivity periods provided by law.

Under U.S. law, the FDA awards 180 days of market exclusivity to the first generic manufacturer who challenges the patent of a branded product. However, amendments to the Drug Price Competition and Patent Term Restoration Act of 1984 (also known as the "Hatch-Waxman Act") will affect the future availability of this market exclusivity in many cases. These amendments now require generic applicants to launch their products within certain time frames or risk losing the marketing exclusivity that they had gained through being a first-to-file applicant. Apotex has filed a generic application for its nasal calcitonin-salmon product with a filing date that has priority over our ANDA for our generic calcitonin-salmon nasal spray. The amendments to the Hatch-Waxman Act do not apply to the Apotex nasal calcitonin-salmon product, which preceded the adoption of such amendments.

We use hazardous chemicals and radioactive and biological materials in our business. Any disputes relating to improper use, handling, storage or disposal of these materials could be time-consuming and costly.

Our research and development operations involve the use of hazardous, radioactive and biological, potentially infectious, materials. We are subject to the risk of accidental contamination or discharge or any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to damages, fines or penalties in the event of an improper or unauthorized release of, or exposure of individuals to, these hazardous materials, and our liability could exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our business.

Failure to comply with foreign regulatory requirements governing human clinical trials and marketing approval for drugs could prevent us from selling our drug candidates in foreign markets, which may adversely affect our operating results and financial condition.

The requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement for marketing our drug candidates outside the U.S. vary greatly from country to country. We have limited experience in obtaining foreign regulatory approvals. The time required to obtain approvals outside the U.S. may differ from that required to obtain FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA. Failure to comply with these regulatory requirements or obtain required approvals could impair our ability to develop foreign markets for our drug candidates and may have a material adverse effect on our consolidated financial condition or results of operations.

Risks Related to our Dependence on Third Parties

We depend on a limited number of customers for a significant percentage of our revenue. These customers may be able to terminate their contracts with us on short notice, with or without cause. Accordingly, the loss of, or delay in payment from, one or a small number of customers could have a significant impact on our revenue, operating results and cash flows.

A small number of customers account for a significant percentage of our revenue. P&G represented 62% of our revenue in 2007 and 77% of our revenue in 2006. Novo Nordisk represented 18% of our revenue in 2007 and 2% of our revenue in 2006. Merck represented 13% of our revenue in 2006 and 48% of our revenue in 2005. We believe that a small number of customers may continue to account for a significant percentage of our revenue for the foreseeable future. As a result, the termination by one of our significant customers of its relationship with us, combined with our inability to replace the revenue that we anticipated to generate from such relationship, could have a material adverse impact on our revenue, operating results and cash flows. For instance, Merck terminated their agreement with us for PYY(3-36) for the treatment of obesity in March 2006, P&G terminated their Product Development and License Agreement for PTH(1-34) nasal spray for the treatment of osteoporosis with us in November 2007 and, on January 16, 2008, Novo Nordisk terminated their feasibility study agreement with us. Our inability to obtain new collaboration partners for our current Phase 2 programs to replace the revenue we would have expected to generate during 2008 from our relationship with P&G or Merck or new feasibility study partners could have a significant adverse impact on our revenue, operating results and cash flows. If we are unable to obtain a new collaboration partner for PYY(3-36), we may discontinue the trials and terminate our PYY(3-36) clinical program.

We are dependent on our collaborative arrangements and feasibility study agreements with third parties for a substantial portion of our revenue, and our development and commercialization activities may be delayed or reduced if we fail to negotiate or maintain successful collaborative arrangements.

We are dependent on our current and any other possible future collaborators to commercialize many of our product candidates and to provide the regulatory compliance, sales, marketing and distribution capabilities required for the success of our business. If we fail to secure or maintain successful collaborative arrangements, our development and commercialization activities will be delayed or reduced and our revenues could be materially and adversely impacted.

We entered into collaborative partnerships with Merck in September 2004, Par Pharmaceutical in October 2004 and P&G in January 2006 and a feasibility study agreement with Novo Nordisk in March 2006. The strategic collaboration that we entered into with Merck in September 2004 for PYY(3-36) was terminated in March 2006, the collaboration with P&G was terminated in November 2007 and on January 16, 2008, Novo Nordisk terminated their feasibility study agreement with us. Over the next several years, we will depend on these types of collaboration partnerships and feasibility study agreements for a significant portion of our revenue. The expected future milestone payments and cost reimbursements from collaboration agreements and revenue from feasibility study agreements will provide an important source of financing for our research and development programs, thereby facilitating the application of our technology to the development and commercialization of our products. These collaborative agreements can be terminated either by us or by our partners at their discretion upon the satisfaction of certain notice requirements. Our partners may not be precluded from independently pursuing competing products and drug delivery approaches or technologies. Even if our partners continue their contributions to our collaborative arrangements, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Our partners may fail to perform their obligations under the collaborative arrangements or may be slow in performing their obligations. In addition, our partners may experience financial difficulties at any time that could prevent them from having available funds to contribute to these collaborations. If our collaboration partners fail to conduct their commercialization, regulatory compliance, sales and marketing or distribution activities successfully and in a timely manner, we will earn little or no revenue from those products and we will not be able to achieve our objectives or build a sustainable or profitable business.

Form 10-K

We are also dependent on contracts with government agencies to fund certain product development candidates. There is currently work being performed and reimbursed by governmental agencies for the development of one of our drug candidates. Any contracts with governmental agencies may not be completed on terms favorable to us, or at all, and any revenues under such contracts may not cover the development costs of our programs. These grants are subject to review and audit by the federal government and any such audit could lead to requests for reimbursement for any expenditure disallowed under the terms of the grant. Additionally, any noncompliance with the terms of these grants could lead to loss of current or future awards.

Our success depends to a significant degree upon the commercial success of products manufactured by us pursuant to supply agreements or marketed by our collaboration partners.

Even if we are able to develop products and obtain the necessary regulatory approvals, our success depends to a significant degree on the commercial success of products manufactured by us pursuant to supply agreements or marketed by our collaboration partners. If these products fail to achieve or subsequently maintain market acceptance or commercial viability, our business could be significantly harmed because our future revenue is dependent upon sales of these products.

An interruption in the supply of our raw and bulk materials needed to make our products could cause our product development and commercialization to be slowed or stopped.

We currently obtain supplies of critical raw and bulk materials used in our research and development and manufacturing efforts from several suppliers. However, we do not have long-term contracts with any of these suppliers. While our existing arrangements supply sufficient quantities of raw and bulk materials needed to accomplish the clinical development of our product candidates, there can be no assurance that we would have the capability to manufacture sufficient quantities of our product candidates to meet our needs if our suppliers are unable or unwilling to supply such materials. Any delay or disruption in the availability of raw or bulk materials could slow or stop product development and commercialization of the relevant product. Our dependence upon third parties for the manufacture of our bottles, pumps and cap components of our nasal products and the related supply chain may adversely affect our cost of goods, our ability to develop and commercialize products on a timely and competitive basis, and the production volume of our nasal products.

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such clinical trials.

We are dependent on contract research organizations, third-party vendors and investigators for pre-clinical testing and clinical trials related to our drug discovery and development efforts and we will likely continue to depend on them to assist in our future discovery and development efforts. These parties are not our employees and we cannot control the amount or timing of resources that they devote to our programs. If they fail to devote sufficient time and resources to our drug development programs or if their performance is substandard, it will delay the development and commercialization of our product candidates. The parties with which we contract for execution of our clinical trials play a significant role in the conduct of the trials and the subsequent collection and analysis of data. Their failure to meet their obligations could adversely affect clinical development of our product candidates. Moreover, these parties also may have relationships with other commercial entities, some of which may compete with us. If they assist our competitors, it could harm our competitive position.

If we lose our relationship with any one or more of these parties, we could experience a significant delay in both identifying another comparable provider and then contracting for its services. We may then be unable to retain an alternative provider on reasonable terms, if at all. Even if we locate an alternative provider, is it likely that this provider may need additional time to respond to our needs and may not provide the same type or level of service as the original provider. In addition, any provider that we retain will be subject to Good Laboratory Practices, or cGLP, and similar foreign standards and we do not have control over compliance with these regulations by these providers. Consequently, if these practices and standards are not adhered to by these providers, the development and commercialization of our product candidates could be delayed.

We have limited experience in marketing or selling our products, and we may need to rely on marketing partners or contract sales companies.

Even if we are able to develop our products and obtain necessary regulatory approvals, we have limited experience or capabilities in marketing or commercializing our products. We currently have a limited sales, marketing and distribution infrastructure. Accordingly, we are dependent on our ability to build this capability ourselves or to find collaborative marketing partners or contract sales companies for commercial sale of our internally-developed products. Even if we find a potential marketing partner, we may not be able to negotiate a licensing contract on favorable terms to justify our investment or achieve adequate revenues.

Risks Related to our Intellectual Property and Other Legal Matters

If we are unable to adequately protect our proprietary technology from legal challenges, infringement or alternative technologies, our competitive position may be hurt and our operating results may be negatively impacted.

We specialize in the nasal delivery of pharmaceutical products and rely on the issuance of patents, both in the U.S. and internationally, for protection against competitive drug delivery technologies. Although we believe we exercise the necessary due diligence in our patent filings, our proprietary position is not established until the appropriate regulatory authorities actually issue a patent, which may take several years from initial filing or may never occur.

Moreover, even the established patent positions of pharmaceutical companies are generally uncertain and involve complex legal and factual issues. Although we believe our issued patents are valid, third parties may infringe our patents or may initiate proceedings challenging the validity or enforceability of our patents. The issuance of a patent is not conclusive as to its claim scope, validity or enforceability. Challenges raised in patent infringement litigation we initiate or in proceedings initiated by third parties may result in determinations that our patents have not been infringed or that they are invalid, unenforceable or otherwise subject to limitations. In the event of any such determinations, third parties may be able to use the discoveries or technologies claimed in our patents without paying us licensing fees or royalties, which could significantly diminish the value of these discoveries or technologies. As a result of such determinations, we may be enjoined from pursuing research, development or commercialization of potential products or may be required to obtain licenses, if available, to the third party patents or to develop or obtain alternative technology. Responding to challenges initiated by third parties may require significant expenditures and divert the attention of our management and key personnel from other business concerns.

Furthermore, it is possible others will infringe or otherwise circumvent our issued patents and that we will be unable to fund the cost of litigation against them or that we would elect not to pursue litigation. In addition, enforcing our patents against third parties may require significant expenditures regardless of the outcome of such efforts. We also cannot assure you that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology. There may also exist third party patents or patent applications relevant to our potential products that may block or compete with the technologies covered by our patent applications and third parties may independently develop IP similar to our patented IP, which could result in, among other things, interference proceedings in the PTO to determine priority of invention.

In addition, we may not be able to protect our established and pending patent positions from competitive drug delivery technologies, which may provide more effective therapeutic benefit to patients and which may therefore make our products, technology and proprietary position obsolete.

If we are unable to adequately protect our proprietary technology from legal challenges, infringement or alternative technologies, we will not be able to compete effectively in the pharmaceutical delivery business.

Because intellectual property rights are of limited duration, expiration of intellectual property rights and licenses will negatively impact our operating results.

Intellectual property rights, such as patents and license agreements based on those patents, generally are of limited duration. Our operating results depend on our patents and IP licenses. Therefore, the expiration or other loss of rights associated with IP and IP licenses can negatively impact our business.

Our patent applications may be inadequate in terms of priority, scope or commercial value.

We apply for patents covering our discoveries and technologies as we deem appropriate. However, we may fail to apply for patents on important discoveries or technologies in a timely fashion or at all. Also, our pending patent applications may not result in the issuance of any patents. These applications may not be sufficient to meet the statutory requirements for patentability, and therefore we may be unable to obtain enforceable patents covering the related discoveries or technologies we may want to commercialize. In addition, because patent applications are maintained in secrecy for approximately 18 months after filing, other parties may have filed patent applications relating to inventions before our applications covering the same or similar inventions. In addition, foreign patent applications are often published initially in local languages, and until an English language translation is available it can be impossible to determine the significance of a third party invention. Any patent applications filed by third parties may prevail over our patent applications or may result in patents that issue alongside patents issued to us, leading to uncertainty over the scope of the patents or the freedom to practice the claimed inventions.

Although we have a number of issued patents, the discoveries or technologies covered by these patents may not have any therapeutic or commercial value. Also, issued patents may not provide commercially meaningful protection against competitors. Other parties may be able to design around our issued patents or independently develop products having effects similar or identical to our patented product candidates. In addition, the scope of our patents is subject to considerable uncertainty and competitors or other parties may obtain similar patents of uncertain scope.

We may be required to defend lawsuits or pay damages for product liability claims.

Our business inherently exposes us to potential product liability claims. We face substantial product liability exposure in human clinical trials and for products that we sell, or manufacture for others to sell, after regulatory approval. The risk exists even with respect to those drugs that are approved by regulatory agencies for commercial distribution and sale and are manufactured in facilities licensed and regulated by regulatory agencies. Any product liability claims, regardless of their merits, could be costly, divert management's attention and adversely affect our reputation and the demand for our products.

We currently have product liability insurance coverage in the amount of $20.0 million per occurrence and a $20.0 million aggregate limitation, subject to a deductible of $25,000 per occurrence. From time to time, participants in the pharmaceutical industry have experienced difficulty in obtaining product liability insurance coverage for certain products or coverage in the desired amounts or with the desired deductibles. We cannot assure you that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain liabilities or that it will otherwise cover all potential losses.

Risks Related to the Commercialization of our Drug Candidates

Our product development efforts may not result in commercial products.

Our future results of operations depend, to a significant degree, upon our and our collaboration partners' ability to successfully commercialize additional pharmaceutical products. The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk. Successful product development in the pharmaceutical industry is highly uncertain, and very few research and development projects result in a commercial product. Product candidates that appear promising in the early phases of development, such as in early human clinical trials, may fail to reach the market for a number of reasons, such as:

- a product candidate may not perform as expected in later or broader trials in humans and limit marketability of such product candidate;
- necessary regulatory approvals may not be obtained in a timely manner, if at all;
- a product candidate may not be able to be successfully and profitably produced and marketed;
- third parties may have proprietary rights to a product candidate, and do not allow sale on reasonable terms;

- a product candidate may not be financially successful because of existing therapeutics that offer equivalent or better treatments; or
- suppliers of product pumps or actuators required to atomize our formulations may increase their price or cease to manufacture them without prior notice.

To date, except for our Nascobal® nasal gel and our Nascobal® nasal spray (the NDAs for which have been transferred to QOL), none of our other product candidates utilizing our current nasal drug delivery technology have been approved by the FDA. Accordingly, there can be no assurance that any of our product candidates currently in development will ever be successfully commercialized, and delays in any part of the process or our inability to obtain regulatory approval could adversely affect our operating results by restricting introduction of new products by us or our collaboration partners.

Even if we are successful in commercializing a product candidate, it is possible that the commercial opportunity for nasally-administered products will be limited.

None of our product candidates utilizing our nasal drug delivery technology have been brought to market except for our Nascobal® nasal gel and our Nascobal® nasal spray. Accordingly, while we believe there is a commercial market for our nasal drug delivery technology, there can be no assurance that our nasal drug delivery technology will become a viable commercial alternative to other drug delivery methods. Many factors may affect the market acceptance and commercial success of any potential products, including:

- establishment and demonstration of the effectiveness and safety of the drugs;
- timing of market entry as compared to competitive products;
- the benefits of our drugs relative to their prices and the comparative price of competing products;
- actual and perceived benefits and detriments of nasal drug delivery, which may be affected by press and academic literature;
- marketing and distribution support of our products; and
- any restrictions on labeled indications.

Our revenues and profits from our generic calcitonin-salmon product, if approved, and any other approved products, will decline as our competitors introduce their own generic equivalents.

In October 2004, we entered into a license and supply agreement granting Par Pharmaceutical the exclusive U.S. distribution and marketing rights to our generic calcitonin-salmon nasal spray. Under the terms of our agreement with Par Pharmaceutical, we will seek to obtain FDA approval of generic calcitonin-salmon nasal spray and manufacture and supply finished product to Par Pharmaceutical, and Par Pharmaceutical will distribute the product in the U.S. Novartis, the supplier of a branded calcitonin-salmon nasal spray, may introduce a generic version through Sandoz US, its wholly-owned subsidiary, and Apotex has filed with the FDA a generic application of nasal calcitonin-salmon with a filing date that has priority over our ANDA. Selling prices of generic drugs typically decline, sometimes both rapidly and dramatically, as additional companies receive approvals for a given product and competition intensifies. To the extent that our collaboration partner and we succeed in being the first to market a generic version of a significant product, our initial sales and profitability following the introduction of such product will be subject to material reduction upon a competitor's introduction of the equivalent product. In general, our ability to sustain our sales and profitability on any product over time is dependent on both the number of new competitors for such product and the timing of their approvals.

If we have a problem with our manufacturing facilities, we may not be able to market our products or conduct clinical trials.

A substantial portion of our products for both clinical and commercial use is, or will be, manufactured at our facilities in Hauppauge, New York, and in Bothell, Washington. The manufacturing capacity of our

Hauppauge facility is approximately six million product units per year, and the manufacturing capacity of our Bothell facility will be approximately 54 million product units per year. Any problems we experience at either of our manufacturing facilities could cause a delay in our clinical trials or our supply of product to market. Any significant delay or failure to manufacture could jeopardize our performance contracts with collaboration partners, resulting in material penalties to us and jeopardizing the commercial viability of our products.

Our facilities are subject to risks of natural disasters, including earthquakes and floods. Although we have insurance, there can be no assurance that any business disruption caused by a natural disaster would be fully reimbursed or that it would not delay our product development processes. Our current facilities are leased and there can be no assurance that we will be able to negotiate future lease extensions at reasonable rates.

Risks Related to our Industry

Reforms in the healthcare industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

Increasing expenditures for healthcare have been the subject of considerable public attention in the U.S. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the U.S. healthcare system have been introduced or proposed in Congress and in some state legislatures, including reductions in the cost of prescription products and changes in the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products. For example, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 and the proposed rules thereunder impose new requirements for the distribution and pricing of prescription drugs, which could reduce reimbursement of prescription drugs for healthcare providers and insurers. Although we cannot predict the full effect on our business of the implementation of this legislation, we believe that legislation that reduces reimbursement for our products could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our products. In addition, we believe the increasing emphasis on managed care in the U.S. has and will continue to put pressure on the price and usage of our products, which may adversely impact product sales.

Coverage and reimbursement status of newly-approved drugs is uncertain and the failure to obtain adequate reimbursement coverage could limit our ability to generate revenue.

Our products may prove to be unsuccessful if various parties, including government health administration authorities, private healthcare insurers and other healthcare payers, such as health maintenance organizations and self-insured employee plans that determine reimbursement to the consumer, do not accept our products for reimbursement. Sales of therapeutic and other pharmaceutical products depend in significant part on the availability of reimbursement to the consumer from these third-party payers. Third-party payers are increasingly challenging the prices charged for medical products and services. We cannot assure you that reimbursement will be available at all or at levels sufficient to allow our marketing partners to achieve profitable price levels for our products. If we fail to achieve adequate reimbursement levels, patients may not purchase our products and sales of these products will be absent or reduced.

We may be unable to compete successfully against our current and future competitors.

Competition in the drug industry is intense. Although we are not aware of any other companies that have the scope of proprietary technologies and processes that we have developed, there are a number of competitors who possess capabilities relevant to the drug delivery field.

Many of our competitors have substantially greater capital resources, research and development resources and experience, manufacturing capabilities, regulatory expertise, sales and marketing resources, and established collaborating relationships with pharmaceutical companies. Our competitors, either alone or with their collaboration partners, may succeed in developing drug delivery technologies that are similar or preferable in effectiveness, safety, cost and ease of commercialization, and our competitors may obtain IP protection for or commercialize such products sooner than we do. Developments by others may render our product candidates or our technologies obsolete or, if developed earlier than our products, may achieve market acceptance which could negatively impact the opportunities for our products regardless of the merits of our technology.

Risks Related to Employee Matters and Managing Growth

If we lose our key personnel, or if we are unable to attract and retain additional personnel, then we may be unable to successfully develop our business.

If we are unable to retain one or more of our corporate officers, including Dr. Steven C. Quay, Chairman of the Board and Chief Executive Officer, Dr. Gordon C. Brandt, President, Bruce R. York, Secretary and Chief Financial Officer, Timothy M. Duffy, Chief Business Officer, and Dr. Henry R. Costantino, Chief Scientific Officer, Delivery, or any of our other key managers or key technical personnel, our business could be seriously harmed. Except for the employment agreements with Dr. Quay, Dr. Brandt, Mr. York, Mr. Duffy, and Dr. Costantino, we generally do not execute employment agreements with members of our management team. Whether or not a member of management has executed an employment agreement, there can be no assurance that we will be able to retain our key managers or key technical personnel or replace any of them if we lose their services for any reason. Although we make a significant effort and allocate substantial resources to recruit candidates to our Bothell, Washington and Hauppauge, New York facilities, competition for competent managers and technical personnel is intense. Failure to retain our key personnel may compromise our ability to negotiate and enter into additional collaborative arrangements, delay our ongoing discovery research efforts, delay pre-clinical or clinical testing of our product candidates, delay the regulatory approval process or prevent us from successfully commercializing our product candidates. In addition, if we have to replace any of these individuals, we may not be able to replace the knowledge that they have about our operations.

If we make strategic acquisitions, we will incur a variety of costs and might never realize the anticipated benefits.

We have very limited experience in independently identifying acquisition candidates and integrating the operations of acquisition candidates with our company. Currently, we are not a party to any acquisition agreements, nor do we have any understanding or commitment with respect to any such acquisition. If appropriate opportunities become available, however, we might attempt to acquire approved products, additional drug candidates or businesses that we believe are a strategic fit with our business. If we pursue any transaction of that sort, the process of negotiating the acquisition and integrating an acquired product, drug candidate or business might result in operating difficulties and expenditures and might require significant management attention that would otherwise be available for ongoing development of our business, whether or not any such transaction is ever consummated. Moreover, we might never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, or impairment expenses related to goodwill, and impairment or amortization expenses related to other intangible assets, which could harm our financial condition.

Failure of our internal control over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; to provide reasonable assurance that transactions are recorded as necessary for preparation of the financial statements; to provide reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and to provide reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Our rapid growth and entry into new products and markets will place significant additional pressure on our system of internal control over financial reporting. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

Risks Related to our Common Stock

We cannot assure you that our stock price will not decline.

The market price of our common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

- negative results from our clinical or pre-clinical trials or adverse FDA decisions related to our product candidates or third party products that are in the same drug class as our products;
- changes in revenue estimates or publication of research reports related to our company by analysts;
- failure to meet analysts' revenue estimates;
- speculation in the press or investment community;
- strategic actions by our company or our competitors, such as acquisitions or restructurings;
- actions by institutional stockholders and other significant stockholders;
- low average daily trading volumes due to relatively small number of shares outstanding;
- general market conditions; and
- domestic and international economic factors unrelated to our performance.

Additionally, numerous factors relating to our business may cause fluctuations or declines in our stock price.

The stock markets in general, and the markets for pharmaceutical stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. This may in part be related to the increasing influence of hedge funds, which can use stock shorting and other techniques that increase volatility. These broad market fluctuations may adversely affect the trading price of our common stock.

We have never paid cash or stock dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future.

We have not paid any cash or stock dividends on our common stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends.

The anti-takeover provisions of our stockholder rights plan may entrench management, may delay or prevent beneficial takeover bids by third parties and may prevent or frustrate any stockholder attempt to replace or remove the current management even if the stockholders consider it beneficial to do so.

We have a stockholder rights plan designed to protect our stockholders from coercive or unfair takeover tactics. Under the plan, we declared a dividend of one preferred stock purchase right for each share of common stock outstanding on March 17, 2000. Each preferred stock purchase right entitles the holder to purchase from us 1/1000th of a share of Series A Junior Participating Preferred Stock for $50.00. In the event any acquiring entity or group accumulates or initiates a tender offer to purchase 15% or more of our common stock, then each holder of a preferred stock purchase right, other than the acquiring entity and its affiliates, will have the right to receive, upon exercise of the preferred stock purchase right, shares of our common stock or shares in the acquiring entity having a value equal to two times the exercise price of the preferred stock purchase right.

The intent of the stockholder rights plan is to protect our stockholders' interests by encouraging anyone seeking control of our company to negotiate with our board of directors. However, our stockholder rights plan could make it more difficult for a third party to acquire us without the consent of our board of directors, even if doing so may be beneficial to our stockholders. This plan may discourage, delay or prevent a tender offer or takeover attempt, including offers or attempts that could result in a premium over the market price of our common stock. This plan could reduce the price that investors might be willing to pay for shares of our common stock in the future. Furthermore, the anti-takeover provisions of our stockholder rights plan may entrench management and make it more difficult for stockholders to replace management even if the stockholders consider it beneficial to do so.

Our operating results are subject to significant fluctuations and uncertainties, and our failure to meet expectations of public market analysts or investors regarding operating results may cause our stock price to decline.

Our operating results are subject to significant fluctuations and uncertainties due to a number of factors including, among others:

- timing and achievement of licensing transactions, including milestones and other performance factors associated with these contracts;
- time and costs involved in patent prosecution and development of our proprietary position;
- continued scientific progress and level of expenditures in our research and development programs;
- cost of manufacturing scale-up and production batches, including vendor-provided activities and costs;
- time and costs involved in obtaining regulatory approvals;
- changes in general economic conditions and drug delivery technologies;
- expiration of existing patents and related revenues; and
- new products and product enhancements that we or our competitors introduce.

As a result of these factors and other uncertainties, our operating results have fluctuated significantly in recent years, resulting in net losses of approximately $32.2 million in 2005, $26.9 million in 2006 and $52.4 million in 2007.

Our revenues and operating results, particularly those reported on a quarterly basis, will continue to fluctuate significantly. This fluctuation makes it difficult to forecast our operating results. Therefore, we believe that quarterly comparisons of our operating results may not be meaningful, and you should not rely on them as an indication of our future performance. In addition, our operating results in a future quarter or quarters may fall below the expectations of public market analysts or investors. If this were to occur, the price of our stock could decline.

A significant number of shares of our common stock are subject to options and warrants, and we expect to sell additional shares of our common stock in the future. Sales of these shares will dilute the interests of other security holders and may depress the price of our common stock.

As of December 31, 2007, there were 26,753,430 shares of common stock outstanding. As of December 31, 2007, there were vested outstanding options to purchase 1,849,957 shares of common stock, unvested outstanding options to purchase 562,361 shares of common stock and outstanding warrants to purchase 144,430 shares of common stock. At December 31, 2007, there were 879,942 shares of common stock available for future issuance under our stock compensation plans. In addition, we may issue additional common stock and warrants from time to time to finance our operations. We may also issue additional shares to fund potential acquisitions or in connection with additional stock options or restricted stock granted to our employees, officers, directors and consultants under our equity compensation plans. The issuance, perception that issuance may occur, or exercise of warrants or options will have a dilutive impact on other stockholders and could have a material negative effect on the market price of our common stock.

ITEM 1B. ***Unresolved Staff Comments.***

None.

ITEM 2. ***Properties.***

The following is a summary of our properties and related lease obligations. We do not own any real property. We believe that these facilities are sufficient to support our research and development, operational, manufacturing and administrative needs under our current operating plan.

3830 Monte Villa Parkway, Bothell, Washington. We lease approximately 63,200 square feet of research and development and office space at our corporate headquarters in Bothell, Washington. This lease is scheduled to expire in February 2016 and has a five-year renewal option.

3450 Monte Villa Parkway, Bothell, Washington. We lease approximately 51,000 square feet of research and development, manufacturing and office space in a facility adjacent to our Bothell, Washington headquarters. This lease is scheduled to expire in January 2016.

45 Davids Drive, and 80 Davids Drive, Hauppauge, New York. We lease approximately 10,000 square feet of manufacturing space and approximately 4,000 square feet of warehouse space in Hauppauge, New York. These leases are scheduled to expire in June 2010.

ITEM 3. ***Legal Proceedings.***

We are subject to various legal proceedings and claims that arise in the ordinary course of business. Company management currently believes that resolution of such legal matters will not have a material adverse impact on our financial position, results of operations or cash flows.

ITEM 4. ***Submission of Matters to a Vote of Security Holders.***

None.

PART II

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market Information

Our common stock is listed on the Nasdaq Global Market under the symbol "NSTK." The following table sets forth, for each of the quarterly periods indicated, the range of high and low sales prices of our common stock, as reported on the Nasdaq Global Market. These prices do not include retail markups, markdowns or commissions.

Quarter	High	Low
2006:		
First Quarter	$23.14	$13.70
Second Quarter	18.16	12.05
Third Quarter	16.00	11.15
Fourth Quarter	19.98	15.01
2007:		
First Quarter	$15.39	$ 9.50
Second Quarter	14.29	10.66
Third Quarter	17.05	10.69
Fourth Quarter	16.07	3.34
2008:		
First Quarter through March 6, 2008	$ 3.94	$ 1.91

On February 29, 2008, the closing price of our common stock reported on the Nasdaq Global Market was $2.31 per share.

Holders

As of February 29, 2008, there were approximately 19,100 beneficial holders of record of our common stock.

Dividends

Payment of dividends and the amount of dividends depend on matters deemed relevant by our Board, such as our results of operations, financial condition, cash requirements, future prospects and any limitations imposed by law, credit agreements and debt securities. To date, we have not paid any cash dividends or stock dividends on our common stock. In addition, we currently anticipate that we will not pay any cash dividends in the foreseeable future and intend to use retained earnings, if any, for working capital purposes.

Performance Graph

The following chart compares the yearly percentage change in the cumulative total stockholder return on the common stock during the period from December 31, 2002 through December 31, 2007, with the cumulative total return on the Nasdaq Stock Market Index (U.S.) and the Nasdaq Pharmaceutical Stocks Index.

Comparison of Cumulative Total Return



DOLLARS
300
250
200
150
100
50
0
Nastech Pharmaceutical Company Inc.
Nasdaq Stock Market Index (U.S.)
Nasdaq Pharmaceutical Stocks Index
2002
2003
2004
2005
2006
2007

	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Nastech Pharmaceutical Company Inc.	$100.00	$112.40	$141.52	$172.16	$175.79	$ 36.26
Nasdaq Stock Market Index (U.S.)	$100.00	$149.52	$162.72	$166.18	$182.57	$197.98
Nasdaq Pharmaceutical Stocks Index	$100.00	$146.59	$156.13	$171.93	$168.29	$176.97

Unregistered Sales of Equity Securities

Warrants. During the period October 1, 2007 through December 31, 2007, we issued 994,314 shares of common stock to one holder of warrants to purchase 516,384 shares of our common stock (the "Warrants") upon the exercise of the Warrants. The Warrants had an exercise price of $14.26 per share and were exercised on a cashless basis. The Warrants were originally issued in private offerings pursuant to Section 4(2) of the Securities Act, the holder of the Warrants was an accredited investor, as defined in Rule 501 of the Securities Act, at the time of issuance and exercise of the Warrants, and we had registered the resale of the shares underlying the Warrants under the Securities Act. The issuance, terms and conditions of the Warrants and the registration of the shares underlying the Warrants have been previously disclosed in our periodic reports. The warrant agreement contained a provision whereby the warrants were exercisable by the warrant holder on a cashless basis for market price if the market price is less than the target price of $11.00, subject to a cap of 1,279,926 shares of our common stock. In accordance with the formula as defined in the warrant agreement, 994,314 shares of our common stock were issued in connection with the exercise of the Warrants.

ITEM 6. *Selected Financial Data.*

The accompanying selected consolidated financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the accompanying consolidated financial statements and related notes that are included in this Annual Report on Form 10-K. The historical results are not necessarily indicative of results to be expected for any future period. All amounts are presented in the table below in thousands, except for per share amounts.

	Years Ended December 31,				
Consolidated Statements of Operations Data:	**2003**	**2004**	**2005**	**2006**	**2007**
REVENUE					
License and research fees	$17,635	$ 1,556	$ 7,416	$ 27,265	$ 17,349
Government grants	—	—	—	488	433
Product revenue	1,805	291	33	737	355
Total revenue	19,440	1,847	7,449	28,490	18,137
OPERATING EXPENSES:					
Cost of product revenue	498	258	21	355	100
Research and development(1)	17,097	21,083	30,334	43,244	52,254
Sales and marketing	2,377	1,046	1,326	1,927	2,392
General and administrative	5,679	7,951	9,569	12,281	17,922
Total operating expenses	25,651	30,338	41,250	57,807	72,668
LOSS FROM OPERATIONS	(6,211)	(28,491)	(33,801)	(29,317)	(54,531)
Interest income	227	344	1,990	2,789	3,308
Interest and other expense	(393)	(462)	(352)	(640)	(1,149)
Gain on sale of product	4,236	—	—	—	—
Loss before cumulative effect of change in accounting principle	(2,141)	(28,609)	(32,163)	(27,168)	(52,372)
Cumulative effect of change in accounting principle	—	—	—	291	—
NET LOSS	$(2,141)	$(28,609)	$(32,163)	$(26,877)	$(52,372)
LOSS PER SHARE — BASIC AND DILUTED					
Loss before cumulative effect of change in accounting principle	$ (0.20)	$ (2.21)	$ (1.72)	$ (1.28)	$ (2.10)
Cumulative effect of change in accounting principle	—	—	—	.01	—
Net loss per common share — basic and diluted	$ (0.20)	$ (2.21)	$ (1.72)	$ (1.27)	$ (2.10)
Shares used in computing net loss per share — basic and diluted	10,751	12,955	18,719	21,218	24,995

Consolidated Balance Sheet Data:	**2003**	**2004(3)**	**2005(4)**	**2006**	**2007(5)**
Cash, cash equivalents, restricted cash and short term investments(2)	$25,081	$74,474	$59,909	$50,993	$41,573
Working capital	14,766	58,362	55,198	42,833	31,111
Total assets	31,138	80,775	72,953	73,832	61,616
Notes payable and capital lease obligations	8,737	11,603	5,601	11,683	10,725
Total stockholders' equity	17,906	58,148	55,567	43,336	39,220

(1) The 2006 amount includes $4.1 million related to purchased in-process research and development.

(2) Amount includes restricted cash of approximately $6.3 million at December 31, 2003, $9.0 million at December 31, 2004, $1.0 million at December 31, 2005 and $2.2 million at both December 31, 2006 and 2007.

(3) During 2004, we received net proceeds of $12.3 million from a public offering of 1,136,364 shares of common stock and warrants to purchase 516,384 shares of common stock, and net proceeds of $52.9 million from a public offering of 4,250,000 shares of common stock.

(4) During 2005, we received net proceeds of $21.6 million from a public offering of 1,725,000 shares of common stock.

(5) During 2007, we received net proceeds of approximately $40.9 million from a public offering of 3,250,000 shares of common stock.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Overview

Statements contained herein that are not historical fact may be forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, that are subject to a variety of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statement made by us. These factors include, but are not limited to: (i) the ability of our company or a subsidiary to obtain additional funding; (ii) the ability of our company or a subsidiary to attract and/or maintain manufacturing, research, development and commercialization partners; (iii) the ability of our company, a subsidiary and/or a partner to successfully complete product research and development, including pre-clinical and clinical studies and commercialization; (iv) the ability or our company, a subsidiary and/or a partner to obtain required governmental approvals, including product and patent approvals; and (v) the ability or our company, a subsidiary and/or a partner to develop and commercialize products that can compete favorably with those of competitors. In addition, significant fluctuations in annual or quarterly results may occur as a result of the timing of milestone payments, the recognition of revenue from milestone payments and other sources not related to product sales to third parties, and the timing of costs and expenses related to our research and development programs. Additional factors that would cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in our filings with the SEC, including those factors discussed under the caption "Risk Factors" in this Report, which we urge investors to consider. We undertake no obligation to publicly release revisions in such forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events or circumstances, except as otherwise required by securities and other applicable laws.

The following management's discussion and analysis is intended to provide information necessary to understand our audited consolidated financial statements and highlight certain other information which, in the opinion of management, will enhance a reader's understanding of our financial condition, changes in financial condition and results of operations. In particular, the discussion is intended to provide an analysis of significant trends and material changes in our financial position and operating results of our business during the year ended December 31, 2007 as compared to the year ended December 31, 2006, and the year ended December 31, 2006 as compared to the year ended December 31, 2005. It is organized as follows:

- The section entitled "Background" describes our principal operational activities and summarizes significant trends and developments in our business and in our industry.
- "Critical Accounting Policies and Estimates" discusses our most critical accounting policies.
- "Recently Issued Accounting Standards" discusses new accounting standards.
- "Consolidated Results of Operations" discusses the primary factors that are likely to contribute to significant variability of our results of operations for the year ended December 31, 2007 as compared to the year ended December 31, 2006, and the year ended December 31, 2006 as compared to the year ended December 31, 2005.

- "Liquidity, Capital Resources and Going Concern" discusses our cash requirements, sources and uses of cash and liquidity, including going concern qualifications.
- "Contractual Obligations" discusses our contractual obligations as of December 31, 2007.
- "Off-Balance Sheet Arrangements" indicates that we did not have any off-balance sheet arrangements as of December 31, 2007.

In addition, Item 7A "Quantitative and Qualitative Disclosures about Market Risk" discusses factors that could affect our financial results, and Item 9A "Controls and Procedures" contains management's assessment of our internal controls over financial reporting as of December 31, 2007.

Background

We are a clinical-stage biopharmaceutical company focusing on the development and commercialization of innovative therapeutic products based on our proprietary molecular biology-based nasal drug delivery technology and our proprietary RNAi technology. Using our nasal drug delivery technology, we create and utilize novel formulation components or excipients that can reversibly open "tight junctions" between cells in various tissues and thereby deliver therapeutic drugs to the blood stream. Tight junctions are cell-to-cell connections in various tissues of the body, including the epithelial layer of the nasal mucosa, the gastrointestinal tract and the blood-brain barrier, which function to regulate the transport and passage of molecules across these natural boundaries.

Through our expertise in tight junction biology, we are developing clinical product candidates in multiple therapeutic areas. Our rapid-acting nasal insulin product has entered a Phase 2 clinical trial in patients with type 2 diabetes. Results from the trial are expected in the first quarter of 2008. Previous clinical data suggests that our nasal insulin may improve efficacy and avoid pulmonary side effects associated with the inhalation of insulin.

PYY(3-36), our nasal version of a naturally occurring human hormone, is being studied in a fully enrolled Phase 2 clinical trial involving obese patients and we expect results in the third quarter of 2008. PYY(3-36) is produced naturally by specialized endocrine cells (L-cells) in the gut in proportion to the calorie content of a meal. Research has indicated a role for PYY(3-36) in regulating appetite control and thus its potential relevance in obesity.

PTH(1-34), a fragment of human parathyroid hormone that helps regulate calcium and phosphorus metabolism and may cause bone growth, is a nasal version of the active ingredient that is being marketed as an injectable product by Lilly, under the trade name Forteo®. We had planned a Phase 2B clinical trial to evaluate the effect of nasally delivered PTH(1-34) on bone density in patients with osteoporosis; however, our Phase 2 PTH(1-34) clinical trial is on hold until further funding has been obtained. Our goal is to successfully partner this program in 2008, which partner will then fund and manage the remaining development and commercialization of PTH(1-34).

Exenatide, marketed by Amylin and Lilly as Byetta®, is a 39 amino acid peptide that stimulates insulin secretion in response to elevated plasma glucose levels. In June 2006, we entered into an agreement with Amylin to develop a nasal spray formulation of the product, for the treatment of diabetes. Preclinical studies and a Phase 1 clinical trial have been completed by Amylin and additional clinical trials are being considered.

Our generic calcitonin-salmon product is under review at the FDA, and is partnered with Par Pharmaceutical.

Carbetocin, a long-acting analog of oxytocin, is a naturally produced hormone that may benefit autistic patients. We had planned to initiate Phase 2 clinical trials for this program in the first half of 2008; however, this program is currently on hold pending further funding.

We believe our nasal drug delivery technology offers advantages over injectable routes of administration for large molecules, such as peptides and proteins. These advantages may include improved safety, clinical efficacy and increased patient compliance, due to the elimination of injection site pain or irritation. In addition, we believe our nasal drug delivery technology can potentially offer advantages over oral administration by providing for faster absorption into the bloodstream, and improved effectiveness by avoiding problems relating to gastrointestinal side effects and first-pass liver metabolism. Although some of our product candidates use our expertise outside this area, this technology is the foundation of our nasal drug delivery platform and we use it to develop commercial products with our collaboration partners or, in select cases, to develop, manufacture and commercialize some product candidates on our own.

We believe that we are also at the forefront of siRNA therapeutic research and development. Our RNAi therapeutic programs are targeted at both developing and delivering novel therapeutics using siRNA to down-regulate the expression of certain disease-causing proteins that are over-expressed in inflammation, viral respiratory infections and other diseases. Our lead siRNA product candidate has demonstrated efficacy against multiple influenza strains, including avian flu strains (H5N1) in animals. The development of siRNA targeting sequences that are highly conserved across all flu genomes, including avian and others having pandemic potential, may reduce the potential for development of drug resistance and is a novel approach to therapies against influenza viruses. We believe our lead candidate represents a first-in-class approach to fight influenza and is one of the most advanced anti-influenza compounds based on RNAi. Our lead candidate can be administered by inhalation to maximize delivery to the lung tissue and has the potential to be delivered to the nasal cavity to prevent or abate early viral infections. The product is being designed for ease of use by patients and for long-term stability, both essential for stockpiling the product for rapid mobilization during a flu epidemic. We have formed MDRNA, a wholly-owned subsidiary incorporated under the laws of the State of Delaware, and assigned and/or licensed certain intellectual property to it, as a key first step toward realizing the potential value from our RNAi assets.

We have recently taken steps to restructure certain aspects of our business, including significantly reducing our workforce and reducing certain operating costs. In November 2007, we terminated 72 employees across all areas of our operations and at all of our principal locations, thus reducing our workforce to approximately 160 full-time employees. In connection with this restructuring, we incurred approximately $0.8 million of employee severance and related costs, of which approximately $0.6 million was paid in the fourth quarter of 2007. The remaining approximately $0.2 million in employee severance costs will be paid in the first half of 2008. In February 2008, we terminated approximately 70 additional employees across all areas of our operations. Following the full implementation of this plan we will have approximately 87 employees. In connection with the second reduction in force, we expect to incur approximately $1.5 million of additional employee severance and related costs, which will be paid in the first half of 2008. We cannot currently estimate the amount of non-cash impairment charges which shall be recorded related to the impairment of long-lived assets, including certain fixed assets and leasehold improvements. We are also currently contemplating various options that may result in the consolidation of our Bothell, Washington headquarters into a single facility. Because we have not yet finalized the course of action for implementation of our facilities consolidation plan, assuming such plan is implemented at all, we cannot currently estimate the costs that will be associated with each type of major cost associated with the plan, the total amount to be incurred in connection with the plan, or the charges associated with the plan that will result in future cash expenditures.

Our business model now centers on our Phase 2 clinical programs, continuation of research and development activities focused on MDRNA and our funded partnerships. We will also continue to manufacture Nascobal® under our agreement with QOL Medical, LLC ("QOL"). There can be no assurance that our focus on these programs will produce acceptable results. If we are not successful in implementing or operating under this new business model, our stock price could suffer. Moreover, any other future changes to our business may not prove successful in the short or long term due to a variety of factors, including competition, success of research efforts or our ability to partner our product candidates, and may have a material impact on our financial results.

In addition, we have in the past and may in the future find it advisable to restructure operations and reduce expenses, including, without limitation, such measures as reductions in the workforce, discretionary spending, and/or capital expenditures, as well as other steps to reduce expenses. We have streamlined operations and reduced expenses as a result of the reductions in workforce. Effecting any restructuring places significant strains on management, our employees and our operational, financial and other resources. Furthermore, restructurings take time to fully implement and involve certain additional costs, including severance payments to terminated employees, and we may also incur liability from early termination or assignment of contracts, potential litigation or other effects from such restructuring. There can be no assurance that we will be successful in implementing our restructuring program, or that following the completion of our restructuring program, we will have sufficient cash reserves to allow us to fund our business plan until such time as we achieve profitability. Such effects from our restructuring program could have a material adverse affect on our ability to execute on our business plan.

Our goal is to become a leader in both the development and commercialization of innovative, nasal drug delivery products and technologies, as well as in RNAi therapeutics. We will seek to establish strategic collaborations with pharmaceutical and biotechnology companies. This process is currently focused on our internal clinical programs such as insulin, PYY(3-36), PTH(1-34) and carbetocin. We will continue to focus our research and development efforts on product candidates, including peptides, large and small molecules and therapeutic siRNA, where our proprietary technologies may offer clinical advantages, such as improved safety and clinical efficacy or increased patient compliance. We are engaged in a variety of preclinical and clinical research and development efforts. We and our collaboration partners have been developing a diverse portfolio of clinical-stage product candidates for multiple therapeutic areas utilizing our molecular biology-based drug delivery technology. In addition, we have been expanding our RNAi research and development efforts, especially in the pre-clinical area, and have been acquiring and developing an RNAi IP estate and expanding our RNAi pipeline in multiple therapeutic areas. As of February 29, 2008, we had, either through ownership of or access to, through exclusive licenses, 58 patents issued and 583 pending patent applications to protect our proprietary technologies.

As of December 31, 2007, we had an accumulated deficit of $194.9 million, and we expect additional losses in the future as we continue our research and development activities. Our development efforts and the future revenues from sales of these products are expected to generate contract research revenues, milestone payments, license fees, patent-based royalties and manufactured product sales. As a result of our collaborations and other agreements, we recognized revenue of approximately $7.4 million in 2005, $28.5 million in 2006 and $18.1 million in 2007. This revenue related primarily to license and research fees received from Merck and Questcor in 2005, from P&G and Merck in 2006 and from P&G in 2007. We have received an opinion from our independent registered accounting firm noting the substantial doubt about our ability to continue as a going concern due to our significant recurring operating losses and negative cash flows.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting estimates, which are those that we believe are most important to the portrayal of our financial condition and results of operations and which require our most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Other key estimates and assumptions that affect reported amounts and disclosures include depreciation and amortization, inventory reserves, asset impairments, requirements for and computation of allowances for doubtful accounts, allowances for product returns and expense accruals. We also have other policies that we consider key accounting policies; however, these policies do not meet the definition of critical accounting estimates because they do not generally require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition

Our revenue recognition policies are based on the requirements of SEC Staff Accounting Bulletin (SAB) No. 104 "Revenue Recognition," the provisions of Emerging Issues Task Force ("EITF") Issue 00-21, "Revenue Arrangements with Multiple Deliverables," and the guidance set forth in EITF Issue 01-14, "Income

Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred". Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, collectibility is reasonably assured, and fees are fixed or determinable. Deferred revenue expected to be realized within the next 12 months is classified as current.

Substantially all of our revenues are generated from research and licensing arrangements with partners that may involve multiple deliverables. For multiple-deliverable arrangements, judgment is required to evaluate, using the framework outlined in EITF 00-21, whether (a) an arrangement involving multiple deliverables contains more than one unit of accounting, and (b) how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Our research and licensing arrangements may include upfront non-refundable payments, development milestone payments, payments for contract research and development services performed, patent-based or product sale royalties, government grants, and product sales. For each separate unit of accounting, we have determined that the delivered item has value to the customer on a stand-alone basis, we have objective and reliable evidence of fair value using available internal evidence for the undelivered item(s) and our arrangements generally do not contain a general right of return relative to the delivered item. In accordance with the guidance in EITF 00-21, we use the residual method to allocate the arrangement consideration when we do not have an objective fair value for a delivered item. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items.

Revenue from research and licensing arrangements is recorded when earned based on the performance requirements of the contract. Nonrefundable upfront technology license fees for product candidates where we are providing continuing services related to product development are deferred and recognized as revenue over the development period or as we provide the services required under the agreement. The ability to estimate total development effort and costs can vary significantly for each product candidate due to the inherent complexities and uncertainties of drug development. The timing and amount of revenue that we recognize from upfront fees for licenses of technology is dependent upon our estimates of filing dates or development costs. Our typical estimated development periods run two to six years, with shorter or longer periods possible. The estimated development periods are based upon structured detailed project plans completed by our project managers, who meet with scientists and collaborative counterparts on a regular basis and schedule the key project activities and resources including headcount, facilities and equipment, budgets and clinical studies. The estimated development periods generally end on projected filing dates with the FDA for marketing approval. As product candidates move through the development process, it is necessary to revise these estimates to consider changes to the product development cycle, such as changes in the clinical development plan, regulatory requirements, or various other factors, many of which may be outside of our control. The impact on revenue of changes in our estimates and the timing thereof is recognized prospectively over the remaining estimated product development period.

During 2007, we recognized revenue over the estimated development period for a $10.0 million license fee received in early 2006 from P&G. As noted above, we adjust the period on a prospective basis when changes in circumstances indicate a significant increase or decrease in the estimated development period has occurred. For example, our P&G collaboration agreement was amended in December 2006 and we reviewed the estimated development period at that time. Since additional clinical studies were added to the project plan, the estimated development period was lengthened and the portion of the initial $10.0 million recognized each period as revenue was adjusted on a prospective basis to reflect the longer period.

In the fourth quarter of 2007, our collaboration agreement with P&G was terminated. Accordingly, the estimated development period over which we were recognizing the $10.0 million license fee received in early 2006 ended at that time, and the remaining unrecognized portion, approximately $5.5 million, was fully recognized in the fourth quarter of 2007. Similarly, in the first quarter of 2006, our collaboration agreement with Merck was terminated, and the remaining unrecognized portion of the $5.0 million license fee received in 2004, approximately $3.7 million, was fully recognized in the first quarter of 2006.

We do not disclose the exact development period for competitive reasons and due to confidentiality clauses in our contracts. As an illustrative example only, a one-year increase in a three-year estimated development period to four years, occurring at the end of year one, for a $10.0 million license fee would reduce the annual revenue recognized from approximately $3.3 million in the first year to approximately $2.2 million in each of the remaining three years. Other factors we consider that could impact the estimated development period include FDA actions, clinical trial delays due to difficulties in patient enrollment, delays in the availability of supplies, personnel or facility constraints or changes in direction from our collaborative partners. It is not possible to predict future changes in these elements.

Milestone payments typically represent nonrefundable payments to be received in conjunction with the achievement of a specific event identified in the contract, such as initiation or completion of specified clinical development activities. We believe a milestone payment represents the culmination of a distinct earnings process when it is not associated with ongoing research, development or other performance on our part and it is substantive in nature. We recognize such milestone payments as revenue when they become due and collection is reasonably assured. When a milestone payment does not represent the culmination of a distinct earnings process, revenue is either recognized when the earnings process is deemed to be complete or in a manner similar to that of an upfront technology license fee.

Revenue from contract research and development services performed is generally received for services performed under collaboration agreements and is recognized as services are performed. Payments received in excess of amounts earned are recorded as deferred revenue. Under the guidance of EITF 01-14, reimbursements received for direct out-of-pocket expenses related to contract research and development costs are recorded as revenue in the consolidated statements of operations rather than as a reduction in expenses. Reimbursements received for direct out-of-pocket expenses related to contract research and development for 2005, 2006 and 2007 were not material.

Royalty revenue is generally recognized at the time of product sale by the licensee.

Government grant revenue is recognized during the period qualifying expenses are incurred for the research that is performed as set forth under the terms of the grant award agreements, and when there is reasonable assurance that we will comply with the terms of the grant and that the grant will be received.

Product revenue is recognized when the manufactured goods are shipped to the purchaser and title has transferred under our contracts where there is no right of return. Provision for potential product returns has been made on a historical trends basis. To date, we have not experienced any significant returns from our customers.

Research and Development Costs

All research and development ("R&D") costs are charged to operations as incurred. Our R&D expenses consist of costs incurred for internal and external R&D and include direct and research-related overhead expenses. We recognize clinical trial expenses, which are included in R&D expenses, based on a variety of factors, including actual and estimated labor hours, clinical site initiation activities, patient enrollment rates, estimates of external costs and other activity-based factors. We believe this method best approximates the efforts expended on a clinical trial with the expenses recorded. We adjust our rate of clinical expense recognition if actual results differ from our estimates.

The ability to estimate total development effort and costs can vary significantly for each product candidate due to the inherent complexities and uncertainties of drug development.

When we acquire intellectual properties from others, the purchase price is allocated, as applicable, between in-process research and development ("IPR&D"), other identifiable intangible assets and net tangible assets. Our policy defines IPR&D as the value assigned to those projects for which the related products have not yet reached technological feasibility and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires us to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project of technology and discounting the net cash flows back to their present values. The discount rate used is determined at the acquisition date, in accordance with accepted valuation methods, and includes consideration of the assessed risk of the project not being developed to a stage of commercial feasibility. Amounts recorded as IPR&D are charged to R&D expense upon acquisition.

Stock-Based Compensation

On January 1, 2006, we adopted SFAS No. 123, (revised 2004) "Share-Based Payment," ("SFAS 123R") using the modified prospective transition method. SFAS 123R requires the measurement and recognition of compensation for all stock-based awards made to employees and directors, including stock options and restricted stock, based on estimated fair values and supersedes our previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In 2005, the SEC issued SAB No. 107 relating to application of SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

Upon adoption of SFAS 123R, we continued to use the Black-Scholes option pricing model as our method of valuation for stock-based awards. Stock-based compensation expense is based on the value of the portion of the stock-based award that will vest during the period, adjusted for expected forfeitures. Our determination of the fair value of stock-based awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected life of the award, expected stock price volatility over the term of the award and actual and projected exercise behaviors. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual or updated results differ from our current estimates, such amounts will be recorded in the period estimates are revised. Although the fair value of stock-based awards is determined in accordance with SFAS 123R and SAB 107, the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

For example, during 2007, approximately 229,000 options were granted at a weighted average exercise price of $11.40 and weighted average fair value of $6.97 as determined by the Black-Scholes option pricing model. The shares underlying these options represent a total fair market value of approximately $0.9 million based upon the December 31, 2007 fair market value of $3.80. The following table illustrates the effect of changing significant variables on the estimated fair value using the Black-Scholes option pricing model of our options granted during 2007. In each analysis, the remaining variables are held constant:

	- One Year	Current Estimate of Expected Term	+ One Year
Effect of a one year change in estimated expected term:			
Variable changed			
Estimated option life	4.8 years	5.8 years	6.8 years
Variables held constant			
Exercise price	$ 11.40	$ 11.40	$ 11.40
Expected dividend yield	0%	0%	0%
Risk free rate	4.5%	4.5%	4.5%
Expected stock volatility	63%	63%	63%
Estimated fair value	$ 6.40	$ 6.97	$ 7.40

Form 10-K

Our reported net loss was $52.4 million for the year ended December 31, 2007. If the expected term for the options granted during the year ended December 31, 2007 increased or decreased by one year (all other variables held constant), the impact on our reported net loss would not be material.

	- 10%	Current Estimate of Volatility	+ 10%
Effect of a 10% change in estimated volatility:			
Variable changed			
Expected stock volatility	53%	63%	73%
Variables held constant			
Exercise price	$ 11.40	$ 11.40	$ 11.40
Expected dividend yield	0%	0%	0%
Risk free rate	4.5%	4.5%	4.5%
Estimated option life	5.8 years	5.8 years	5.8 years
Estimated fair value	$ 6.20	$ 6.97	$ 7.62

If the expected stock volatility for the options granted during the year ended December 31, 2007 increased or decreased by 10% (all other variables held constant), the impact on our reported net loss would not be material.

Non-cash compensation expense is recognized on a straight-line basis over the applicable vesting periods of one to four years based on the fair value of such stock-based awards on the grant date. We anticipate the expected term and estimated volatility will remain within the ranges listed above in the near term, however, unanticipated business or other conditions may change, which could result in differing future results.

The adoption of SFAS 123R resulted in a cumulative benefit from accounting change of $291,000 as of January 1, 2006, which reflected the net cumulative impact of estimating future forfeitures in the determination of period expense for restricted stock awards, rather than recording forfeitures when they occur as previously permitted.

Our total unrecognized compensation cost related to unvested stock options was approximately $3.6 million at December 31, 2007, and we expect to recognize this cost over a weighted average period of approximately 1.5 years. Our total unrecognized compensation cost related to unvested restricted stock awards was approximately $6.8 million at December 31, 2007, and we expect to recognize this cost over a weighted average period of approximately 1.9 years.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A portion of these carryforwards will expire in 2008 and will continue to expire through 2027 if not otherwise utilized. Our ability to use such net operating losses and tax credit carryforwards is subject to an annual limitation due to change of control provisions under Sections 382 and 383 of the Internal Revenue Code. These limitations have been considered in determining the deferred tax asset associated with net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We continue to record a valuation allowance for the full amount of deferred tax assets since realization of such tax benefits is not considered to be more likely than not.

We adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48") on January 1, 2007. We have identified our federal tax return and our state tax return in New York as "major" tax jurisdictions, as defined. The periods subject to examination for our federal and New York state income tax returns are the tax years ended in 1993 and thereafter, since we have net operating loss carryforwards for tax years starting in 1993. We believe our income tax filing positions and deductions will be sustained on audit and we do not anticipate any adjustments that would result in a material change to our financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48, nor did we record a cumulative effect adjustment related to the adoption of FIN 48. Our policy for recording interest and penalties associated with audits is to record such items as a component of income (loss) before taxes.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair-value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. We must adopt these new requirements no later than our first quarter of fiscal 2009. We are in the process of evaluating the impact that adoption of SFAS 157 will have on our future consolidated financial statements.

In October 2006, the FASB issued FASB Staff Position No. 123R-5, "Amendment of FASB Staff Position FAS 123R-1", ("FSP 123R-5"). FSP 123R-5 amends FSP 123R-1 for equity instruments that were originally issued as employee compensation and then modified, with such modification made solely to reflect an equity restructuring that occurs when the holders are no longer employees. In such circumstances, no change in the recognition or the measurement date of those instruments will result if both of the following conditions are met: a) there is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and b) all holders of the same class of equity instruments (for example, stock options) are treated in the same manner. In September 2006, our board of directors authorized a modification to our stock option plans to provide antidilution adjustments for outstanding stock options in the event of an equity restructuring. These modifications were not added in contemplation of an equity restructuring. In accordance with FSP 123R-5, there was no change in the recognition date for the modified options, all holders will be treated in the same manner, and there was no accounting impact and no effect on our consolidated financial position or results of operations.

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on EITF Issue No. 07-03, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" ("EITF 07-03"). EITF 07-03 provides that nonrefundable advance payments for goods or services that will be used or provided for future research and development activities should be deferred and capitalized and that such amounts should be recognized as an expense as the related goods are delivered or the related services are performed, and provides guidance with respect to evaluation of the expectation of goods to be received or services to be provided. The provisions of EITF 07-03 will be effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. The effects of applying the consensus of EITF 07-03 are to be reported prospectively for new contracts entered into on or after the effective date. While we are in the process of evaluating EITF 07-03 as it relates to nonrefundable advance payments we make for goods or services received in future research and development activities, such as clinical trials, we do not believe the adoption of EITF 07-03 will have a significant impact on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(Revised 2007), "Business Combinations" ("SFAS 141R"), which replaces SFAS 141, while retaining the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and that an acquirer be identified for each business combination. SFAS 141R changes how business acquisitions are accounted for and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired both on the acquisition date and in subsequent periods, and also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination.

SFAS 141R is effective for fiscal years beginning after December 15, 2008. Early adoption is not permitted. We are in the process of evaluating the impact that SFAS 141R will have on our future consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling ownership interests in a subsidiary and for the deconsolidation of a subsidiary, and changes the way the consolidated statement of operations is presented by requiring consolidated net income (loss) to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest, as well as disclosure, on the face of the statement of operations of those amounts. SFAS 160 also establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, and requires gain recognition in income when a subsidiary is deconsolidated. SFAS 160 also requires expanded disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We have not yet determined the effect that the application of SFAS 160 will have on our consolidated financial statements.

In December 2007, the SEC issued SAB No. 110, which provides that the SEC Staff will continue to accept, under certain circumstances, the use of the simplified method of computing the expected term of "plain vanilla" share options in accordance with SFAS 123R beyond December 31, 2007. Previously under SAB 107, the Staff had indicated that it would not expect the use of the simplified method to continue after December 31, 2007. We expect that the application of SAB 110 will not have a significant impact on our consolidated financial statements.

In December 2007, the FASB ratified the consensuses reached in EITF Issue No. 07-1, "Collaborative Arrangements" ("EITF 07-1). EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangements and third parties. Under EITF 07-1, payments between participants pursuant to a collaborative arrangement that are within the scope of other authoritative accounting literature on income statement classification should be accounted for using the relevant provisions of that literature. If the payments are not within the scope of other authoritative accounting literature, the income statement classification for the payments should be based on an analogy to authoritative accounting literature or if there is no appropriate analogy, a reasonable, rational, and consistently applied accounting policy election. EITF 07-1 also provides disclosure requirements and is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The effect of applying EITF 07-1 will be reported as a change in accounting principle through retrospective applications to all prior periods presented for all collaborative arrangements existing as of the effective date, unless it is impracticable. We must adopt EITF 07-1 no later than our first quarter of fiscal 2009. EITF 07-1 will not have an effect on our assets, liabilities, stockholders' equity, cash flows or net results of operations.

Consolidated Results of Operations

Comparison of Annual Results of Operations

Percentage comparisons have been omitted within the following table where they are not considered meaningful. All amounts, except amounts expressed as a percentage, are presented in thousands in the following table.

	Years Ended December 31,		Change		Years Ended December 31,		Change	
	2006	2007	$	%	2005	2006	$	%
Revenue								
License and research fees	$ 27,265	$ 17,349	$ (9,916)	(36)%	$ 7,416	$ 27,265	$19,849	268%
Government grants	488	433	(55)	(11)%	—	488	488	
Product revenue	737	355	(382)	(52)%	33	737	704	
Total revenue	28,490	18,137	(10,353)	(36)%	7,449	28,490	21,041	282%
Operating expenses								
Cost of product revenue	355	100	(255)	(72)%	21	355	334	
Research and development	43,244	52,254	9,010	21%	30,334	43,244	12,910	43%
Sales and marketing	1,927	2,392	465	24%	1,326	1,927	601	45%
General and administrative	12,281	17,922	5,641	46%	9,569	12,281	2,712	28%
Total operating expenses	57,807	72,668	14,861	26%	41,250	57,807	16,557	40%
Interest income	2,789	3,308	519	19%	1,990	2,789	799	40%
Interest and other expense	(640)	(1,149)	(509)	80%	(352)	(640)	(288)	82%
Loss before cumulative effect of change in accounting principle	(27,168)	(52,372)	(25,204)	93%	(32,163)	(27,168)	4,995	(16)%
Cumulative effect of change in accounting principle	291	—	(291)	(100)%	—	291	291	
Net loss	$(26,877)	$(52,372)	$(25,495)	95%	$(32,163)	$(26,877)	$ (5,286)	(16)%

Comparison of Year Ended December 31, 2007 to the Year Ended December 31, 2006

Revenue. Our agreement with P&G was terminated in November 2007, and our agreement with Merck was terminated in March 2006. We had sales to certain significant customers, as a percentage of total revenue, as follows:

	Years Ended December 31,	
	2006	2007
P&G	77%	62%
QOL	4%	15%
Novo Nordisk	2%	18%
Merck	13%	0%
Total	96%	95%

License and research fees revenue. Revenue from license and research fees increased in 2007 compared to 2006. Under our collaborative arrangement with P&G, we received an initial cash payment of $10.0 million in February 2006, which had been recorded as deferred revenue and was being amortized into revenue over the estimated development period. A $7.0 million milestone payment received from P&G in the second quarter of 2006 was recognized in full as revenue in 2006. In addition, license and research fee revenue recognized in 2006 also included approximately $3.7 million in previously deferred license fees as a result of the termination of our collaboration with Merck and recognition of other fees received from other collaboration partners over the estimated remaining development periods. In 2007, license and research fee revenue was primarily composed of the recognition of research and development fees related to our collaboration with P&G, including approximately $5.5 million in previously deferred license fees as a result of the termination of our collaboration with P&G, as well as recognition of other revenue from other collaboration agreements. In addition, in June 2007 we received a $2.0 million milestone payment from QOL in connection with the issuance of a U.S. patent for our Nascobal® nasal spray. The $2.0 million was recognized in full as revenue in the second quarter of 2007.

Our license and research fees revenue recognized in 2006 was primarily composed of revenue recognized under our collaboration agreement with P&G as discussed above, including the $7.0 million milestone payment, revenue for R&D services performed and a portion of the $10.0 million initial license fee. In addition, we recognized approximately $3.7 million in previously deferred license fees as a result of the termination of our collaboration with Merck. The estimated development periods may be revised over time based upon changes in clinical development plans, regulatory requirements or other factors, many of which may be out of our control.

Government grants revenue. In 2006, the NIH awarded us two grants to prevent and treat influenza. The first award was made in August 2006 for $0.4 million. The second award was made in September 2006 for $1.9 million over a five year period. Revenue recognized under these grants during 2006 totaled $0.5 million and during 2007 totaled $0.4 million.

Product Revenue. During fiscal 2006 and 2007, product revenue consisted of sales of our Nascobal® nasal gel and nasal spray. Since the sale of the assets relating to our Nascobal® brand products to Questcor in June 2003, we have earned product revenue under the supply agreement. The Questcor Agreements were subsequently assigned to QOL in October 2005. We expect to continue to receive product revenue from QOL in the future.

Cost of product revenue. Cost of product revenue consists of raw materials, labor and overhead expenses. Cost of product revenue decreased to $0.1 million in 2007 compared to $0.4 million in 2006 due primarily to decreased orders and, accordingly, shipments of Nascobal® products. We produced five production lots of Nascobal® nasal spray in 2007, two of which had not been shipped at year end, and one production lot of scopolamine in 2007, compared to eight production lots of Nascobal® nasal products in 2006.

Research and Development. R&D expense consists primarily of salaries and other personnel-related expenses, costs of clinical trials, consulting and other outside services, laboratory supplies, facilities costs, FDA filing fees, patent filing fees, purchased IPR&D and other costs. We expense all R&D costs as incurred. R&D expense for the year ended December 31, 2007 continued to increase as compared to the 2006 period, due to the following:

- Personnel-related expenses increased by approximately 21% to $20.5 million in 2007 compared to $17.0 million in 2006 due to an increase in headcount in support of our R&D programs.
- Non-cash stock-based compensation included in R&D expense increased to $3.0 million in 2007 from $2.1 million in 2006.
- Facilities and equipment costs increased by approximately 32% to $9.8 million in 2007 compared to $7.4 million in 2006 due to rent and related expenses and an increase in depreciation of equipment resulting from capital expenditures to acquire needed technical capabilities. Depreciation expense included in R&D in 2007 was $3.3 million, compared with $2.3 million in 2006.
- In 2007, we initiated additional Phase 2 clinical trials to evaluate our PYY(3-36) nasal spray in obese patients, PTH(1-34) nasal spray for the treatment of osteoporosis, our rapid-acting insulin nasal spray in patients with type 2 diabetes and our carbetocin nasal spray for patients with ASDs, causing a related increase in R&D expenses. Costs of clinical trials, consulting, outside services and laboratory supplies increased by approximately 57% to $17.6 million in 2007 compared to $11.2 million in 2006 due primarily to our increased efforts related to PYY, insulin, carbetocin and RNAi.

- In November 2006, we acquired a license from the Beckman Research Institute/City of Hope for exclusive and non-exclusive licenses to the Dicer-substrate RNAi IP developed there. We obtained exclusive rights to five undisclosed targets selected by us, as well as broad non-exclusive rights to Dicer-substrates directed against all mammalian targets subject to certain City of Hope limitations that will have no impact on our programs. We are developing this IP and technology, causing a related increase in R&D expenses.

The increases in R&D expenses discussed above were partially offset by the decrease related to purchased in-process R&D (IPR&D). In February 2006 we acquired RNAi IP and other RNAi technologies from Galenea, including patent applications licensed from the Massachusetts Institute of Technology that have early priority dates in the antiviral RNAi field focused on viral respiratory infections, including influenza, rhinovirus and other respiratory diseases. We also acquired Galenea's research and IP relating to pulmonary drug delivery technologies for RNAi. In connection with this transaction, in the first quarter of 2006, we recorded a charge of approximately $4.1 million for acquired research associated with products in development for which, at the acquisition date, technological feasibility had not been established and there was no alternative future use. We did not incur any purchased IPR&D during 2007.

R&D expense by project, as a percentage of total R&D project expense, was as follows:

	Years Ended December 31,	
	2006(2)	2007
RNAi and TNF-α	20%	17%
Influenza	8%	7%
Subtotal	28%	24%
PTH(1-34)	31%	11%
PYY(3-36)	6%	22%
Insulin	11%	11%
Carbetocin	3%	8%
Calcitonin	5%	3%
Other research and development projects(1)	16%	21%
Total	100%	100%

(1) Other research and development projects include our tight junction projects, excipient projects, feasibility projects and other projects.

(2) Excludes purchased IPR&D in the field of RNAi related to influenza from Galenea of approximately $4.1 million in 2006. We believe that presenting R&D expense by project as a percentage of total R&D project expense without the Galenea transaction allows for better comparability between periods given the significance of the amount relative to total R&D project expense.

We expect our R&D expenses to increase in the first quarter of 2008, but then decrease in the foreseeable future as we implement our restructuring and cost containment efforts. These expenditures are subject to uncertainties in timing and cost to completion. We test compounds in numerous preclinical studies for safety, toxicology and efficacy. We then conduct early stage clinical trials for each drug candidate. If we are not able to engage a collaboration partner prior to the commencement of later stage clinical trials, or if we decide to pursue a strategy of maintaining commercialization rights to a program, we may fund these trials ourselves. As we obtain results from trials, we may elect to discontinue or delay clinical trials for certain products in order to focus our resources on more promising products. Completion of clinical trials by us and our collaboration partners may take several years or more, as the length of time varies substantially according to the type, complexity, novelty and intended use of a drug candidate. The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including:

- the number of sites included in the clinical trials;
- the length of time required to enroll suitable patient subjects;
- the number of patients that participate in the trials;
- the duration of patient follow-up that seems appropriate in view of results; and
- the number and complexity of safety and efficacy parameters monitored during the clinical trial.

With the exception of our Nascobal® gel and Nascobal® spray, none of our current product candidates utilizing our nasal drug delivery technology has received FDA or foreign regulatory marketing approval. In order to achieve marketing approval, the FDA or foreign regulatory agencies must conclude that our and our collaboration partners' clinical data establishes the safety and efficacy of our drug candidates. Furthermore, our strategy includes entering into collaborations with third parties to participate in the development and commercialization of our products. In the event that the collaboration partner has control over the development process for a product, the estimated completion date would largely be under control of such partner. We cannot forecast with a high degree of certainty how such collaboration arrangements will affect our development spending or capital requirements.

As a result of the uncertainties discussed above, we are often unable to determine the duration and completion costs of our R&D projects or when and to what extent we will receive cash inflows from the commercialization and sale of a product.

Sales and marketing. Sales and marketing expense consists primarily of salaries and other personnel-related expenses, consulting, sales materials, trade shows and advertising. The 24% increase in sales and marketing expense in 2007 compared to 2006 resulted primarily due to a market study performed in the fourth quarter of 2007 in support of our corporate activities. As a percent of revenue, sales and marketing expense increased from 7% in 2006 to 13% in 2007 primarily due to lower license and research fee revenue in 2007. We expect sales and marketing costs, which include business development staff and activities, to remain consistent in the first quarter of 2008, but then decrease in the foreseeable future as we implement our restructuring and cost containment efforts.

General and administrative. General and administrative expense consists primarily of salaries and other personnel-related expenses to support our R&D activities, non-cash stock-based compensation for general and administrative personnel and non-employee members of our Board, professional fees, such as accounting and legal, corporate insurance and facilities costs. The 46% increase in general and administrative expenses in 2007 compared to 2006 resulted primarily from the following:

- Costs of legal and accounting fees, corporate insurance and other administrative costs increased by 69% to approximately $9.1 million in 2007 compared to approximately $5.4 million in 2006. Included in the $9.1 million in 2007 were $4.9 million in legal expenses, compared to $2.4 million in the prior year, $1.3 million in consulting fees, compared to $0.3 million in the prior year, and $0.7 million in accounting fees, compared to $0.5 million in the prior year.
- Non-cash stock-based compensation expense included in general and administrative expense increased to approximately $2.8 million in 2007 from approximately $2.6 million in 2006.
- Personnel-related expenses increased by 31% to $4.7 million in 2007 compared to $3.6 million in 2006 due primarily to increased headcount related to administrative activities.

We expect general and administrative expenses to remain consistent in the first quarter of 2008, but then decrease in the foreseeable future as we implement our restructuring and cost containment efforts.

Interest Income. The following table sets forth information on interest income, average funds invested and average interest rate earned:

	Years Ended December 31,	
	2006	2007
	(Dollars in thousands)	
Interest income	$ 2,789	$ 3,308
Average funds available for investment	57,600	64,300
Average interest rate	4.8%	5.1%

The 19% increase in interest income in 2007 compared to 2006 was primarily due to higher average balances available for investment as well as higher market interest rates earned on our invested funds.

Interest and Other Expense. We incurred interest expense on our capital leases. The following table sets forth information on interest expense, average borrowings and average interest rate paid:

	Years Ended December 31,	
	2006	2007
	(Dollars in thousands)	
Interest and other expense	$ 640	$ 1,149
Average borrowings under capital leases	6,800	11,500
Average interest rate	9.8%	10.0%

The increase in interest expense in 2007 compared to 2006 was due to an increase in the average borrowings as well as slightly higher average interest rates. During both 2006 and 2007, borrowing rates ranged from 8.3% to 10.6%.

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005

Revenue. During the year ended December 31, 2005, Merck accounted for approximately 48% of total revenue, Questcor accounted for approximately 27% of total revenue and Par Pharmaceutical accounted for approximately 11% of total revenue. During the year ended December 31, 2006, P&G accounted for approximately 77% of total revenue and Merck accounted for approximately 13% of total revenue.

License and research fees. Revenue from license and research fees increased in 2006 compared to 2005 due primarily to revenue recognized under our collaboration agreement with P&G as discussed above, including the $7.0 million milestone payment, revenue for R&D services performed and a portion of the $10.0 million initial license fee. In addition, we recognized approximately $3.7 million in previously deferred license fees as a result of the termination of our collaboration with Merck. The estimated development periods may be revised over time based upon changes in clinical development plans, regulatory requirements or other factors, many of which may be out of our control.

Our license and research fee revenue recognized in 2005 was primarily composed of a $2.0 million milestone payment from Questcor related to the FDA approval of our Nascobal® nasal spray, a full year of amortization of the Merck license fee, approximately 11 months of amortization of the Par Pharmaceutical license fee and fees recognized from other collaboration and license agreements. In October 2005, we consented to the assignment of the Questcor asset purchase, supply and other related agreements from Questcor to QOL, and we received a $2.0 million payment in connection with this assignment, which is being amortized over the 5-year life of the agreement.

Government grants revenue. In August 2006, the NIH awarded us a grant to further our siRNA therapeutics to prevent and treat influenza. The grant, in the amount of approximately $383,000, was recognized as revenue during 2006. In September 2006, the NIH awarded us a $1.9 million grant to prevent and treat influenza. Revenue recognized under this grant during 2006 totaled approximately $105,000.

Product revenue and cost of product revenue. The increase in product revenue and cost of product revenue from 2005 to 2006 was a result of increased orders and; accordingly, shipments of Nascobal® products. We produced eight lots of Nascobal® products in 2006, compared to one lot in 2005.

Research and Development. The 44% increase in R&D expense in 2006 compared to 2005 resulted primarily from the following:

- In February 2006, we acquired RNAi IP and other RNAi technologies from Galenea, including patent applications licensed from MIT that have early priority dates in the antiviral RNAi field focused on viral respiratory infections, including influenza, rhinovirus and other respiratory diseases. We also acquired Galenea's research and IP relating to pulmonary drug delivery technologies for RNAi. We also assumed Galenea's awarded and pending grant applications from NIAID and the Department of Defense to support the development of RNAi-based antiviral drugs. In connection with this transaction, in Q1 2006 we recorded a charge of approximately $4.1 million for acquired research associated with products in development for which, at the acquisition date, technological feasibility had not been established and there was no alternative future use. We did not incur any purchased IPR&D expenses in the prior year.

- In November 2006, we acquired a license from the Beckman Research Institute/City of Hope for exclusive and non-exclusive licenses to the Dicer-substrate RNAi IP developed there. We obtained exclusive rights to five undisclosed targets selected by us, as well as broad non-exclusive rights to Dicer-substrates directed against all mammalian targets subject to certain City of Hope limitations that will have no impact on our programs. We intend to further develop this IP and technology, which should cause a related increase in R&D expenses.

- Personnel-related expenses increased by 36% to $17.0 million in 2006 compared to $12.6 million in 2005 due to an increase in headcount in support of our R&D programs.

- Non-cash stock-based compensation included in R&D expense increased to $2.1 million in 2006 from approximately $0.5 million in 2005 due to the adoption of SFAS 123R on January 1, 2006.

- Facilities and equipment costs increased by 54% to $7.4 million in 2006 compared to $4.8 million in 2005 due to rent and related expenses on additional space leased at our Bothell, Washington facility and an increase in depreciation of equipment resulting from capital expenditures to acquire needed technical capabilities and to support increased capacity. Depreciation expense included in R&D in 2006 was $2.3 million, compared with $1.5 million in 2005.

- Costs of clinical trials, consulting, outside services and laboratory supplies increased by 2% to approximately $11.2 million in 2006 compared to approximately $11.0 million in 2005 due primarily to our increased efforts related to PTH(1-34), PYY(3-36), calcitonin and RNAi.

Sales and Marketing. The 45% increase in sales and marketing expense in 2006 compared to 2005 resulted primarily from increased staffing in support of our collaborative relationships and an increase in non-cash stock-based compensation expense due to the adoption of SFAS 123R on January 1, 2006. Stock-based compensation included in sales and marketing increased from approximately $68,000 in 2005 to $250,000 in 2006. As a percent of revenue, sales and marketing expense declined from 18% in 2005 to 7% in 2006 primarily due to higher license and research fee revenue in 2006.

General and Administrative. The 28% increase in general and administrative expenses in 2005 compared to 2004 resulted primarily from the following:

- Costs of legal fees, accounting fees, corporate insurance and other administrative costs increased by 21% to approximately $5.4 million in 2006 compared to approximately $4.5 million in 2005.

- Non-cash stock-based compensation included in general and administrative expense increased to approximately $2.6 million in 2006 compared to $1.3 million in 2005, primarily due to the adoption of SFAS 123R on January 1, 2006.

- Personnel-related expenses increased by 10% to $3.6 million in 2006 compared to $3.3 million in 2005 due primarily to increased headcount related to administrative activities.

Interest Income. The 40% increase in interest income in 2006 compared to 2005 was primarily due to higher market interest rates earned on our invested funds.

Interest and Other Expense. The increase in interest expense in 2006 compared to 2005 was due to an increase in the average borrowings as well as higher average interest rates. Our average borrowings under the GE Capital leases were approximately $6.8 million for 2006, at rates ranging from 8.3% to 10.6%. In 2005, average borrowings under the GE Capital leases were approximately $4.0 million, at rates ranging from 8.3% to 10.0%. We paid off our $8.3 million Wells Fargo note in February 2005, which was at an interest rate of approximately 3.25%.

Liquidity, Capital Resources and Going Concern

Cash Requirements

Our cash requirements consist primarily of the need for working capital, including funding R&D activities, clinical trial expenses and capital expenditures for the purchase of equipment. From time to time, we also may require capital for investments involving acquisitions and strategic relationships. In addition, we are planning to enter into various collaborations in furtherance of our R&D programs, and we may be required to reduce our R&D activities or raise additional funds from new investors or in the public markets.

Sources and Uses of Cash

We have financed our operations primarily through the sale of common stock and warrants through private placements and in the public markets, revenue received from our collaboration partners and, to a lesser extent, equipment financing facilities.

In January 2007, we completed a public offering of 3,250,000 shares of our common stock for net proceeds of approximately $40.9 million. As of December 31, 2007, we had approximately $82.8 million remaining on our effective shelf registration statement under the Securities Act of 1933, pursuant to which we may issue common stock. On January 22, 2008, we filed a universal shelf registration statement with the SEC pursuant to which we can issue up to $50.0 million of our common stock, preferred stock, debt securities, warrants to purchase any of the foregoing securities and units comprised of any of the foregoing securities. The universal shelf registration statement was declared effective by the SEC on February 4, 2008. Shelf registration statements enable us to raise capital in the public markets from the offering of securities covered by the shelf registration statements, from time to time and through one or more methods of distribution, subject to market conditions and our cash needs.

In November 2007, we implemented a plan to reduce our operating costs and appropriately align our operations with our business priorities following the termination by P&G of its collaboration partnership with us with respect to PTH(1-34) nasal spray for the treatment of osteoporosis. As part of this plan, we terminated 72 employees across all areas of our operations and at all of our principal locations, thus reducing our workforce to approximately 160 full-time employees. In connection with this restructuring, we incurred approximately $0.8 million of employee severance and related costs, of which approximately $0.6 million was paid in the fourth quarter of 2007. The remaining approximately $0.2 million in employee severance costs will be paid in the first half of 2008. In February 2008, we terminated approximately 70 additional employees across all areas of our operations. Following the full implementation of this plan we will have approximately 87 employees. In connection with the second reduction in force, we expect to incur approximately $1.5 million of additional employee severance and related costs, which will be paid in the first half of 2008. We cannot currently estimate the amount of non-cash impairment charges which shall be recorded related to the impairment of long-lived assets, including certain fixed assets and leasehold improvements. We are also currently contemplating various options that may result in the consolidation of our Bothell, Washington headquarters into a single facility. Because we have not yet finalized the course of action for implementation of our facilities consolidation plan, assuming such plan is implemented at all, we cannot currently estimate the costs that will be associated with each type of major cost associated with the plan, the total amount to be incurred in connection with the plan, or the charges associated with the plan that will result in future cash expenditures.

Our business model now centers on our Phase 2 clinical programs, continuation of research and development activities focused on MDRNA and our funded partnerships. We will also continue to manufacture Nascobal® under our agreement with QOL Medical, LLC ("QOL"). There can be no assurance that our focus on these programs will produce acceptable results. If we are not successful in implementing or operating under this new business model, our stock price will suffer. Moreover, any other future changes to our business may not prove successful in the short or long term due to a variety of factors, including competition, success of research efforts or our ability to partner our product candidates, and may have a material impact on our financial results.

In addition, we have in the past and may in the future find it advisable to restructure operations and reduce expenses, including, without limitation, such measures as reductions in the workforce, discretionary spending, and/or capital expenditures, as well as other steps to reduce expenses. We have streamlined operations and reduced expenses as a result of the reductions in workforce. Effecting any restructuring places significant strains on management, our employees and our operational, financial and other resources. Furthermore, restructurings take time to fully implement and involve certain additional costs, including severance payments to terminated employees, and we may also incur liability from early termination or assignment of contracts, potential litigation or other effects from such restructuring. There can be no assurance that we will be successful in implementing our restructuring program, or that following the completion of our restructuring program, we will have sufficient cash reserves to allow us to fund our business plan until such time as we achieve profitability. Such effects from our restructuring program could have a material adverse affect on our ability to execute on our business plan.

During the fourth quarter of 2007 and continuing in January 2008, we implemented cost containment efforts and we continue to focus on maximizing the performance of our business and controlling costs to respond to the economic environment and will continue to evaluate our underlying cost structure to improve our operating results and better position ourselves for growth. As such, we may incur further restructuring charges, including severance, benefits and related costs due to a reduction in workforce and/or charges for facilities consolidation or for assets disposed of or removed from operations as a direct result of a reduction of workforce. By the end of the first quarter of 2008, we anticipate that our costs and operating expenses will track to a level that is consistent with our expected revenue and allow us to continue to invest in accordance with our strategic priorities. However, we may be unable to achieve these expense levels without adversely affecting our business and results of operations. We may continue to experience losses and negative cash flows in the near term, even if revenue related to collaborative partnerships grows.

Our research and development efforts and collaborative arrangements with our partners enable us to generate contract research revenues, milestone payments, license fees, royalties and manufactured product sales.

- Under our collaborative arrangement with P&G, payments included a $7.0 million milestone payment that we received and recognized in full as revenue in 2006 and an initial cash payment of $10.0 million in February 2006. The $10.0 million initial payment was being amortized into revenue over the estimated development period until the collaboration was terminated in November 2007, at which time the unamortized balance of the license payment of approximately $5.5 million was recognized as revenue.
- Under our collaborative arrangement with Merck for PYY(3-36), we received an initial cash payment of $5.0 million in October 2004. The $5.0 million initial payment was being amortized over the estimated development period until the collaboration was terminated in March 2006, at which time the unamortized balance of the license payment of approximately $3.7 million was recognized as revenue.
- Under our supply agreement with Questcor, in February 2005 we received and recognized a payment of $2.0 million from Questcor upon FDA approval of an NDA for our Nascobal® nasal spray product. In October 2005, with our consent, Questcor assigned all of its rights and obligations under the Questcor Agreements dated June 2003 to QOL. We received $2.0 million from Questcor in October 2005 in consideration for our consent to the assignment and in connection with our entering into an agreement with QOL that modified certain terms of the Questcor Agreements. The $2.0 million is being recognized ratably over the five-year life of the QOL agreement. QOL assumed Questcor's obligation to pay us an additional $2.0 million contingent upon issuance of a U.S. patent for the Nascobal® nasal spray product. This payment became due and was received and recognized as revenue in the second quarter of 2007.

We used cash of approximately $46.5 million in our operating activities in 2007, compared to approximately $14.8 million in 2006 and approximately $31.3 million in 2005. Cash used in operating activities relates primarily to funding net losses and changes in deferred revenue from collaborators, accounts and other receivables, accounts payable and accrued expenses and other liabilities, partially offset by depreciation and amortization and non-cash compensation related to restricted stock, stock options and our employee stock purchase plan. We expect to use cash for operating activities in the foreseeable future as we continue our R&D activities.

Our investing activities provided cash of approximately $4.7 million in 2007, compared to approximately $0.5 million in 2006, and approximately $2.5 million in 2005. Changes in cash from investing activities are due primarily to changes in restricted cash, purchases of short-term investments net of maturities and purchases of property and equipment. We expect to continue to make significant investments in our R&D infrastructure, including purchases of property and equipment to support our R&D activities. In 2007 and 2006, we pledged some of our cash as collateral for letters of credit and we report changes in our restricted cash as investing activities in the consolidated statements of cash flows.

Our financing activities provided cash of approximately $41.0 million in 2007, compared to approximately $15.9 million in 2006, and approximately $29.8 million in 2005. Changes in cash from financing activities are primarily due to issuance of common stock and warrants, issuance and repayment of our note payable, proceeds and repayment of equipment financing facilities and proceeds from exercises of stock options and warrants. We raised net proceeds of approximately $21.6 million in 2005 and $40.9 million in 2007 through public and private placements of shares of common stock and warrants to purchase shares of common stock. In 2005, we pledged borrowed funds as collateral for borrowings and letters of credit and we reported changes in our restricted cash as financing activities in the consolidated statements of cash flows. In 2005, we repaid all of our borrowings under the note payable.

Liquidity

We had a working capital (current assets less current liabilities) surplus of $31.1 million as of December 31, 2007 and $42.8 million as of December 31, 2006. As of December 31, 2007, we had approximately $41.6 million in cash, cash-equivalents and short-term investments, including $2.2 million in restricted cash. We have prepared our consolidated financial statements assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. We had an accumulated deficit of approximately $194.9 million as of December 31, 2007 and expect additional losses in the future as we continue our R&D activities. In addition, we have experienced negative cash flows from operations. The further development of our Phase 2 clinical programs will require significant capital. These factors, among others, raise substantial doubt about our ability to continue as a going concern. While we continue to implement cost containment efforts, our operating expenses will consume a material amount of our cash resources.

Management is evaluating and implementing plans to address our liquidity needs, including restructuring our operations, facilities consolidations, reducing our workforce, renegotiating existing agreements with vendors, and taking other actions to limit our expenditures. In January 2007, we completed an equity financing transaction raising net proceeds of approximately $40.9 million. However, we will require additional capital to fund our ongoing operations. Our recent history of declining market valuation and volatility in our stock price could make it difficult to raise capital on favorable terms, or at all. Any financing we obtain may dilute or otherwise impair the ownership interest of our current stockholders. By the end of 2008, we anticipate that our costs and operating expenses, excluding restructuring-related charges and depreciation and amortization, will allow us to continue to invest in accordance with our strategic priorities. However, we may be unable to achieve these expense levels without adversely affecting our business. If we fail to generate positive cash flows or fail to obtain additional capital when required, we could modify, delay or abandon some or all of our business plans. The accompanying audited consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Contractual Obligations

We have contractual obligations in the form of facility leases, capital leases and purchase obligations. The following summarizes the principal payment component of our contractual obligations at December 31, 2007:

	Total	2008	2009	2010	2011	2012	Thereafter
			(Dollars in thousands)				
Facility leases	$26,796	$ 3,004	$3,108	$3,164	$3,197	$3,303	$11,020
Capital lease obligations	10,725	4,968	4,036	1,414	307	—	—
Purchase obligations	2,275	2,275	—	—	—	—	—
Total	$39,796	$10,247	$7,144	$4,578	$3,504	$3,303	$11,020

The following summarizes interest on our contractual obligations at December 31, 2007:

	Total	2008	2009	2010	2011	2012	Thereafter
			(Dollars in thousands)				
Capital lease obligations	$1,366	$869	$387	$99	$11	$—	$—
Total	$1,366	$869	$387	$99	$11	$—	$—

Our table of contractual obligations at December 31, 2007 and the above disclosure does not include contingent liabilities for which we cannot reasonably predict future amounts and timing, and therefore, excludes obligations relating to milestone and royalty payments which are contingent upon certain future events as described in Note 10 to our financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2007, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

We are exposed to financial market risk resulting from changes in interest rates. We do not engage in speculative or leveraged transactions, nor do we utilize derivative financial instruments. We invest in interest-bearing instruments that are classified as cash and cash equivalents, restricted cash and short-term investments. Our investment policy is to manage our total invested funds to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds. We invest in debt instruments of U.S. Government agencies and, prior to October 2005, also invested in high-quality corporate issues (Standard & Poor's double "AA" rating and higher). Unrealized gains or losses related to fluctuations in interest rates are reflected in other comprehensive income or loss. Based on our cash and cash equivalents, restricted cash and short-term investments balances at December 31, 2007, a 100 basis point increase or decrease in interest rates would result in an increase or decrease of approximately $0.4 million to interest income on an annual basis.

Our capital lease obligations bear interest at fixed rates ranging from approximately 8.3% to 10.6%. The table below outlines the minimum cash outflows for payments on capital lease obligations as described in further detail in the Notes to Consolidated Financial Statements.

	2008	2009	2010	2011	Total	Fair Value
			(Dollars in thousands)			
Capital lease obligations — principal	$4,968	$4,036	$1,414	$307	$10,725	$10,725
Capital lease obligations — interest	869	387	99	11	1,366	1,317
Total	$5,837	$4,423	$1,513	$318	$12,091	$12,042

ITEM 8. *Financial Statements and Supplementary Data.*

Financials

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Nastech Pharmaceutical Company Inc.:

We have audited the accompanying consolidated balance sheets of Nastech Pharmaceutical Company Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nastech Pharmaceutical Company Inc. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses, has had recurring negative cash flows from operations, and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation for all stock-based awards made to employees and directors effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Nastech Pharmaceutical Company Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 17, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Seattle, WA
March 17, 2008

Financials

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Nastech Pharmaceutical Company Inc.:

We have audited Nastech Pharmaceutical Company Inc.'s (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting, based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nastech Pharmaceutical Company Inc. and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 17, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, WA
March 17, 2008

NASTECH PHARMACEUTICAL COMPANY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2007
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 28,481	$ 27,704
Restricted cash	2,155	2,155
Short-term investments	20,357	11,714
Accounts receivable	2,798	324
Inventories	2,203	1,084
Prepaid expenses and other current assets	1,564	1,698
Total current assets	57,558	44,679
Inventories, non-current	515	1,605
Property and equipment, net	15,444	15,004
Other assets	315	328
Total assets	$ 73,832	$ 61,616
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,437	$ 4,216
Accrued payroll and employee benefits	2,652	2,378
Accrued expenses	882	1,331
Capital lease obligations — current portion	4,226	4,968
Deferred revenue — current portion	2,528	675
Total current liabilities	14,725	13,568
Capital lease obligations, net of current portion	7,457	5,757
Deferred revenue, net of current portion	6,138	718
Deferred rent and other liabilities	2,176	2,353
Total liabilities	30,496	22,396
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value; 100,000 shares authorized: no shares issued and outstanding	—	—
Common stock and additional paid-in capital, $0.006 par value; 50,000,000 shares authorized: 22,117,124 shares issued and outstanding as of December 31, 2006 and 26,753,430 shares issued and outstanding as of December 31, 2007	185,849	234,065
Accumulated deficit	(142,493)	(194,865)
Accumulated other comprehensive income (loss)	(20)	20
Total stockholders' equity	43,336	39,220
Total liabilities and stockholders' equity	$ 73,832	$ 61,616

See notes to consolidated financial statements

NASTECH PHARMACEUTICAL COMPANY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2005	2006	2007
	(In thousands, except per share data)		
Revenue:			
License and research fees	$ 7,416	$ 27,265	$ 17,349
Government grants	—	488	433
Product revenue	33	737	355
Total revenue	7,449	28,490	18,137
Operating expenses:			
Cost of product revenue	21	355	100
Research and development	30,334	43,244	52,254
Sales and marketing	1,326	1,927	2,392
General and administrative	9,569	12,281	17,922
Total operating expenses	41,250	57,807	72,668
Loss from operations	(33,801)	(29,317)	(54,531)
Other income (expense):			
Interest income	1,990	2,789	3,308
Interest and other expense	(352)	(640)	(1,149)
Total other income	1,638	2,149	2,159
Loss before cumulative effect of change in accounting principle	(32,163)	(27,168)	(52,372)
Cumulative effect of change in accounting principle	—	291	—
Net loss	$(32,163)	$(26,877)	$(52,372)
Loss per common share — basic and diluted:			
Loss before cumulative effect of change in accounting principle	$ (1.72)	$ (1.28)	$ (2.10)
Cumulative effect of change in accounting principle	—	0.01	—
Net loss per common share — basic and diluted	$ (1.72)	$ (1.27)	$ (2.10)
Shares used in computing net loss per share — basic and diluted	18,719	21,218	24,995

See notes to consolidated financial statements

NASTECH PHARMACEUTICAL COMPANY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Common Stock and Additional Paid-In Capital		Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
			(In thousands, except share data)			
Balance December 31, 2004	17,895,976	$142,960	$(1,358)	$ (83,453)	$ (1)	$ 58,148
Proceeds from the issuance of common shares, net	1,725,000	21,583	—	—	—	21,583
Proceeds from the exercise of options and warrants	743,868	6,205	—	—	—	6,205
Compensation related to restricted stock	385,633	5,436	(3,823)	—	—	1,613
Compensation related to stock options	—	8	279	—	—	287
Net loss	—	—	—	(32,163)	—	(32,163)
Unrealized loss on securities available for sale	—	—	—	—	(106)	(106)
Comprehensive loss	—	—	—	—	—	(32,269)
Balance December 31, 2005	20,750,477	176,192	(4,902)	(115,616)	(107)	55,567
Cumulative effect of change in accounting principle	—	(5,193)	4,902	—	—	(291)
Proceeds from the exercise of options and warrants	1,105,010	9,867	—	—	—	9,867
Compensation related to restricted stock	261,637	2,326	—	—	—	2,326
Compensation related to stock options	—	2,657	—	—	—	2,657
Net loss	—	—	—	(26,877)	—	(26,877)
Unrealized gain on securities available for sale	—	—	—	—	87	87
Comprehensive loss	—	—	—	—	—	(26,790)
Balance December 31, 2006	22,117,124	185,849	—	(142,493)	(20)	43,336
Proceeds from the issuance of common shares, net	3,250,000	40,923	—	—	—	40,923
Proceeds from the exercise of options and warrants	1,114,288	1,046	—	—	—	1,046
Compensation related to restricted stock	272,018	3,520	—	—	—	3,520
Compensation related to stock options and employee stock purchase plan	—	2,727	—	—	—	2,727
Net loss	—	—	—	(52,372)	—	(52,372)
Unrealized gain on securities available for sale	—	—	—	—	40	40
Comprehensive loss	—	—	—	—	—	(52,332)
Balance December 31, 2007	26,753,430	$234,065	$ —	$(194,865)	$ 20	$ 39,220

See notes to consolidated financial statements

NASTECH PHARMACEUTICAL COMPANY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2005	2006	2007
		(In thousands)	
Operating activities:			
Net loss	$ (32,163)	$(26,877)	$(52,372)
Adjustments to reconcile net loss to net cash used in operating activities:			
Non-cash compensation related to stock options and employee stock purchase plan	287	2,657	2,727
Non-cash compensation related to restricted stock	1,613	2,326	3,520
Depreciation and amortization	1,832	2,903	4,392
Loss on disposition of property and equipment	121	25	56
Cumulative effect of change in accounting principle	—	(291)	—
Changes in assets and liabilities:			
Accounts receivable	(189)	(2,609)	2,474
Inventories	(2,676)	15	29
Prepaid expenses and other assets	(865)	70	(147)
Accounts payable	1,292	1,493	(221)
Deferred revenue	(418)	2,827	(7,273)
Accrued expenses and deferred rent and other liabilities	(113)	2,708	352
Net cash used in operating activities	(31,279)	(14,753)	(46,463)
Investing activities:			
Change in restricted cash	—	(1,157)	—
Purchases of investments	(122,822)	(67,595)	(33,773)
Sales and maturities of investments	130,251	79,467	42,456
Purchases of property and equipment	(4,966)	(10,199)	(4,008)
Net cash provided by investing activities	2,463	516	4,675
Financing activities:			
Change in restricted cash	8,002	—	—
Proceeds from sales of common shares and warrants, net	21,583	—	40,923
Payments on notes payable	(8,352)	—	—
Borrowings under capital lease obligations	4,273	9,288	3,802
Payments on capital lease obligations	(1,923)	(3,206)	(4,760)
Proceeds from exercise of stock options and warrants	6,205	9,867	1,046
Net cash provided by financing activities	29,788	15,949	41,011
Net increase (decrease) in cash and cash equivalents	972	1,712	(777)
Cash and cash equivalents — beginning of year	25,797	26,769	28,481
Cash and cash equivalents — end of year	$ 26,769	$ 28,481	$ 27,704
Supplemental disclosure:			
Cash paid for interest	$ 367	$ 677	$ 1,145

See notes to consolidated financial statements

Note 1 — Business, Going Concern and Summary of Significant Accounting Policies

Business

We are a clinical-stage biopharmaceutical company focusing on the development and commercialization of innovative therapeutic products based on our proprietary molecular biology-based nasal drug delivery technology and our proprietary ribonucleic acid interference ("RNAi") technology. Using our nasal drug delivery technology, we create and utilize novel formulation components or excipients that are designed to reversibly open the "tight junctions" between cells in various tissues and thereby deliver therapeutic drugs to the blood stream. Tight junctions are cell-to-cell connections in various tissues of the body, including the epithelial layer of the nasal mucosa, the gastrointestinal tract and the blood-brain barrier, which function to regulate the transport and passage of molecules across these natural boundaries.

Through our expertise in tight junction biology, we are developing clinical product candidates in multiple therapeutic areas, including our rapid-acting nasal insulin product, peptide YY(3-36), or PYY(3-36), our nasal version of a naturally occurring human hormone and PTH(1-34), a fragment of human parathyroid hormone that helps regulate calcium and phosphorus metabolism and causes bone growth.

We believe our nasal drug delivery technology may offer advantages over injectable routes of administration for large molecules, such as peptides and proteins. These advantages may include improved safety, clinical efficacy and increased patient compliance, due to the avoidance of injection site pain or irritation. In addition, we believe our nasal drug delivery technology can potentially offer advantages over oral administration by providing for faster absorption into the bloodstream, and improved effectiveness by avoiding problems relating to gastrointestinal side effects and first-pass liver metabolism. Although some of our product candidates use our expertise outside this area, this technology is the foundation of our nasal drug delivery platform and we use it to develop commercial products with our collaboration partners or, in select cases, to develop, manufacture and commercialize some product candidates on our own.

We believe we are also at the forefront of small interfering RNA, or siRNA, therapeutic research and development. Our RNA interference, or RNAi, therapeutic programs are targeted at both developing and delivering novel therapeutics using siRNA to down-regulate the expression of certain disease-causing proteins that are over-expressed in inflammation, viral respiratory infections and other diseases. As further discussed in Note 4, we have formed MDRNA, Inc. ("MDRNA"), a wholly-owned subsidiary incorporated under the laws of the State of Delaware, as a key first step toward realizing the potential value from our RNAi assets.

In November 2007, we implemented a plan to reduce our operating costs and appropriately align our operations with our business priorities following the termination by Procter & Gamble Pharmaceuticals, Inc. ("P&G") of its collaboration partnership with us with respect to PTH(1-34) nasal spray for the treatment of osteoporosis. As part of this plan, we terminated 72 employees across all areas of our operations and at all of our principal locations, thus reducing our workforce to approximately 160 full-time employees. In connection with this restructuring, we incurred approximately $0.8 million of employee severance and related costs, of which approximately $0.6 million was paid in the fourth quarter of 2007. The remaining approximately $0.2 million in employee severance costs will be paid in the first half of 2008. In February 2008, we terminated approximately 70 additional employees across all areas of our operations. Following the full implementation of this plan we will have approximately 87 employees. In connection with the second reduction in force, we expect to incur approximately $1.5 million of additional employee severance and related costs, which will be paid in the first half of 2008. We cannot currently estimate the amount of non-cash impairment charges which shall be recorded related to the impairment of long-lived assets, including certain fixed assets and leasehold improvements. We are also currently contemplating various options that may result in the consolidation of our Bothell, Washington headquarters into a single facility. Because we have not yet finalized the course of action for implementation of our facilities consolidation plan, assuming such plan is implemented at all, we cannot currently estimate the costs that will be associated with each type of major cost associated with the plan, the total amount to be incurred in connection with the plan, or the charges associated with the plan that will result in future cash expenditures.

Our business model now centers on our Phase 2 clinical programs, continuation of research and development activities focused on MDRNA and our funded partnerships. We will also continue to manufacture Nascobal® under our agreement with QOL Medical, LLC ("QOL"). There can be no assurance that our focus on these programs will produce acceptable results. If we are not successful in implementing or operating under this new business model, our stock price will suffer. Moreover, any other future changes to our business may not prove successful in the short or long term due to a variety of factors, including competition, success of research efforts, our ability to partner our product candidates, and other factors described in this section, and may have a material impact on our financial results.

In addition, we have in the past and may in the future find it advisable to restructure operations and reduce expenses, including, without limitation, such measures as reductions in the workforce, discretionary spending, and/or capital expenditures, as well as other steps to reduce expenses. We have streamlined operations and reduced expenses as a result of the reductions in workforce. Effecting any restructuring places significant strains on management, our employees and our operational, financial and other resources. Furthermore, restructurings take time to fully implement and involve certain additional costs, including severance payments to terminated employees, and we may also incur liability from early termination or assignment of contracts, potential litigation or other effects from such restructuring. There can be no assurance that we will be successful in implementing our restructuring program, or that following the completion of our restructuring program, we will have sufficient cash reserves to allow us to fund our business plan until such time as we achieve profitability. Such effects from our restructuring program could have a material adverse affect on our ability to execute on our business plan.

Going Concern

The accompanying audited consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the twelve month period following the date of these financial statements. However, as of December 31, 2007, we had an accumulated deficit of approximately $194.9 million and expect to incur additional losses in the future as we continue our clinical product development. We also have negative cash flows, and customers representing a majority of our 2007 revenue have terminated their contractual agreements with us. We have funded our losses primarily through the sale of common stock in the public markets and private placements and also through revenue provided by our collaboration partners. The continued development of our Phase 2 clinical programs will require significant capital. At December 31, 2007, we had cash, cash equivalents and short term investments of approximately $41.6 million, including approximately $2.2 million in restricted cash. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Management is implementing plans to address our liquidity needs, including restructuring our operations, reducing our workforce, facilities consolidations, renegotiating existing agreements with vendors and taking other actions to limit our expenditures.

On January 17, 2007, we raised net proceeds of approximately $40.9 million in a public offering of our common stock, leaving approximately $82.8 million remaining on our effective shelf registration statement. On January 22, 2008, we filed a universal shelf registration statement with the SEC pursuant to which we can issue up to $50.0 million of our common stock, preferred stock, debt securities, warrants to purchase any of the foregoing securities and units comprised of any of the foregoing securities. The universal shelf registration statement was declared effective by the SEC on February 4, 2008. However, we may require additional capital to fund our ongoing operations. Our history of declining market valuation and volatility in our stock price could make it difficult for us to raise capital on favorable terms, or at all. Any financing we obtain may dilute or otherwise impair the ownership interest of our current stockholders. If we fail to generate positive cash flows or fail to obtain additional capital when required, we could modify, delay or abandon some or all of our programs. The accompanying audited consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Summary of Significant Accounting Policies

Principles of Consolidation — The financial statements include the accounts of Nastech Pharmaceutical Company Inc. and our wholly-owned subsidiaries, Atossa HealthCare, Inc. ("Atossa"), Nastech Holdings I, LLC, Nastech Holdings II, LLC and MDRNA. All inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Estimates having relatively higher significance include revenue recognition, research and development costs, stock-based compensation and income taxes. Actual results could differ from those estimates.

Cash Equivalents — Cash equivalents consist of cash, money market funds and investments in U.S. Government and Agency Securities and highly-rated investment grade commercial paper with maturities of three months or less at date of purchase. We maintain cash and cash equivalent balances with financial institutions that exceed federally-insured limits. We have not experienced any losses related to these balances, and believe our credit risk is minimal.

Restricted Cash — Amounts pledged as collateral for facility lease deposits are classified as restricted cash. Changes in restricted cash are presented as investing activities in the consolidated statements of cash flows, unless borrowed funds are pledged, then such changes are presented as financing activities in the consolidated statements of cash flows.

Short-term Investments — Investments in marketable securities consist of debt instruments of U.S. government agencies and high quality corporate issuers (Standard & Poor's double "AA" rating and higher), have been categorized as available-for-sale and are stated at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. A decline in the market value of any available-for-sale security that is deemed to be other-than-temporary would result in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security would be established. To determine whether an impairment is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecasted performance of the investee. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned. We diversify our holdings and limit holdings in any one issuer to mitigate concentration of credit risk.

Allowance for Doubtful Accounts — We determine the amount and necessity of recording an allowance for doubtful accounts on an individual account basis based on, among other things, historical experience, creditworthiness of significant customers based upon ongoing credit evaluations and recent economic trends that might impact the level of future credit losses. At December 31, 2006 and 2007, the allowance for doubtful accounts was zero.

Inventories — Inventories, substantially all of which are raw materials, consisting primarily of bottles, actuators and the calcitonin-salmon active pharmaceutical ingredient for our calcitonin-salmon nasal spray which were acquired by us in furtherance of satisfying our supply obligations under our agreement with Par Pharmaceutical Companies, Inc. ("Par Pharmaceutical"), are stated at the lower of cost or market (first-in, first-out basis). For a discussion of the status of our collaboration with Par Pharmaceutical, see Note 10: Contractual Agreements — Par Pharmaceutical. Balances on hand in excess of estimated usage within one year are classified as non-current.

Property and Equipment — Property and equipment is stated at cost and depreciated using the straight-line method over estimated useful lives ranging from three to ten years. Leasehold improvements are stated at cost and amortized using the straight-line method over the lesser of the estimated useful life or the remaining lease term. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. Expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of long-lived assets — Long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, are evaluated for possible impairment whenever significant events or changes in circumstances, including changes in our business strategy and plans, indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. We evaluate the carrying value of the asset by comparing the estimated future undiscounted net cash flows to its carrying value. If the net carrying value exceeds the future undiscounted net cash flows, impairment losses are determined from actual or estimated fair values, which are based on market values, net realizable values or projections of discounted net cash flows, as appropriate.

Fair Value of Financial Instruments — We consider the fair value of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and accrued liabilities to not be materially different from their carrying value. These financial instruments have short-term maturities. The carrying value of capital lease obligations approximates fair value as interest rates represent current market rates.

Concentration of Credit Risk and Significant Customers — We operate in an industry that is highly regulated, competitive and rapidly changing and involves numerous risks and uncertainties. Significant technological and/or regulatory changes, the emergence of competitive products and other factors could negatively impact our consolidated financial position or results of operations.

We are dependent on our collaborative agreements with a limited number of third parties for a substantial portion of our revenue, and our development and commercialization activities may be delayed or reduced if we do not maintain successful collaborative arrangements. Our agreement with Merck & Co., Inc. ("Merck") was terminated in March 2006 and our agreement with P&G was terminated in November 2007. In addition, on January 16, 2008, Novo Nordisk terminated their feasibility study agreement with us. We had sales to certain significant customers, as a percentage of total revenue, as follows:

	Years Ended December 31,		
	2005	2006	2007
P&G	0%	77%	62%
QOL	0%	4%	15%
Novo Nordisk	0%	2%	18%
Questcor Pharmaceuticals, Inc.	27%	0%	0%
Par Pharmaceutical	11%	0%	0%
Merck	48%	13%	0%
Total	86%	96%	95%

At December 31, 2006, one customer accounted for approximately 93% of accounts receivable. At December 31, 2007, one customer accounted for approximately 85% of accounts receivable.

Revenue Recognition — Our revenue recognition policies are based on the requirements of Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition," the provisions of Emerging Issues Task Force Issue ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables" and the guidance set forth in EITF Issue 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred". Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, collectibility is reasonably assured, and fees are fixed or determinable. Deferred revenue expected to be realized within the next twelve months is classified as current.

Substantially all of our revenues are generated from research and licensing arrangements with partners that may involve multiple deliverables. For multiple-deliverable arrangements, judgment is required to evaluate, using the framework outlined in EITF 00-21, whether (a) an arrangement involving multiple deliverables contains more than one unit of accounting, and (b) how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Our research and licensing arrangements may include upfront non-refundable payments, development milestone payments, payments for contract research and development services performed, patent-based or product sale royalties, government grants and product sales. For each separate unit of accounting, we have determined that the delivered item has value to the customer on a stand-alone basis, we have objective and reliable evidence of fair value using available internal evidence for the undelivered item(s) and our arrangements generally do not contain a general right of return relative to the delivered item. In accordance with the guidance in EITF 00-21, we use the residual method to allocate the arrangement consideration when we do not have an objective fair value for a delivered item. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items.

Revenue from research and licensing agreements is recorded when earned based on the performance requirements of the contract. Nonrefundable upfront technology license fees, for product candidates where we are providing continuing services related to product development, are deferred and recognized as revenue over the development period or as we provide the services required under the agreement. The ability to estimate total development effort and costs can vary significantly for each product candidate due to the inherent complexities and uncertainties of drug development. The timing and amount of revenue that we recognize from upfront fees for licenses of technology is dependent upon our estimates of filing dates or development costs. Our typical estimated development periods run two to six years, with shorter or longer periods possible. The estimated development periods are based upon structured detailed project plans completed by our project managers, who meet with scientists and collaborative counterparts on a regular basis and schedule the key project activities and resources including headcount, facilities and equipment, budgets and clinical studies. The estimated development periods generally end on projected filing dates with the FDA for marketing approval. As product candidates move through the development process, it is necessary to revise these estimates to consider changes to the product development cycle, such as changes in the clinical development plan, regulatory requirements, or various other factors, many of which may be outside of our control. The impact on revenue of changes in our estimates and the timing thereof, is recognized prospectively, over the remaining estimated product development period.

During 2007, we recognized revenue over the estimated development period for a $10.0 million license fee received in early 2006 from P&G. As noted above, we adjust the period on a prospective basis when changes in circumstances indicate a significant increase or decrease in the estimated development period has occurred. For example, our P&G collaboration agreement was amended in December 2006 and we reviewed the estimated development period at that time. Since additional clinical studies were added to the project plan, the estimated development period was lengthened and the portion of the initial $10.0 million recognized each period as revenue was adjusted on a prospective basis to reflect the longer period.

In the fourth quarter of 2007, our collaboration agreement with P&G was terminated. Accordingly, the estimated development period over which we were recognizing the $10.0 million license fee received in early 2006 ended at that time, and the remaining unrecognized portion, approximately $5.5 million, was fully recognized in the fourth quarter of 2007. Similarly, in the first quarter of 2006, our collaboration agreement with Merck was terminated, and the remaining unrecognized portion of the $5.0 million license fee received in 2004, approximately $3.7 million, was fully recognized in the first quarter of 2006.

We do not disclose the exact development period for competitive reasons and due to confidentiality clauses in our contracts. Other factors we consider that could impact the estimated development period include FDA actions, clinical trial delays due to difficulties in patient enrollment, delays in the availability of supplies, personnel or facility constraints or changes in direction from our collaborative partners. It is not possible to predict future changes in these elements.

Milestone payments typically represent nonrefundable payments to be received in conjunction with the achievement of a specific event identified in the contract, such as initiation or completion of specified clinical development activities. We believe that a milestone payment represents the culmination of a distinct earnings process when it is not associated with ongoing research, development or other performance on our part and it is substantive in nature. We recognize such milestone payments as revenue when they become due and collection is reasonably assured. When a milestone does not represent the culmination of a distinct earnings process, revenue is recognized in a manner similar to that of an upfront technology license fee.

Revenue from contract research and development services performed is generally received for services performed under collaboration agreements and is recognized as services are performed. Payments received in excess of amounts earned are recorded as deferred revenue. Under the guidance of EITF Issue 01-14, reimbursements received for direct out-of-pocket expenses related to contract research and development costs are recorded as revenue in the consolidated statement of operations rather than as a reduction in expenses. Reimbursements received for direct out-of-pocket expenses related to contract research and development for 2005, 2006 and 2007 were not material.

Royalty revenue is generally recognized at the time of product sale by the licensee.

Government grant revenue is recognized during the period qualifying expenses are incurred for the research that is performed as set forth under the terms of the grant award agreements, and when there is reasonable assurance that we will comply with the terms of the grant and that the grant will be received.

Product revenue is recognized when the manufactured goods are shipped to the purchaser and title has transferred under our contracts where there is no right of return. Provision for potential product returns has been made on a historical trends basis. To date, we have not experienced any significant returns from our customers.

Shipping and Handling Costs — Costs of shipping and handling for delivery of our products that are reimbursed by our customers are recorded as revenue in the statement of operations. Shipping and handling costs are charged to cost of goods sold as incurred.

Research and Development Costs — All research and development ("R&D") costs are charged to operations as incurred. Our R&D expenses consist of costs incurred for internal and external R&D. These costs include direct and research-related overhead expenses. We recognize clinical trial expenses, which are included in research and development expenses, based on a variety of factors, including actual and estimated labor hours, clinical site initiation activities, patient enrollment rates, estimates of external costs and other activity-based factors. We believe that this method best approximates the efforts expended on a clinical trial with the expenses recorded. We adjust our rate of clinical expense recognition if actual results differ from our estimates. As product candidates move through the development process, it is necessary to revise these estimates to consider changes to the product development cycle, such as changes in the clinical development plan, regulatory requirements, or various other factors, many of which may be outside of our control. The impact on revenue and research and development expenses of changes in our estimates and the timing thereof, is recognized prospectively, over the remaining estimated product development period. The ability to estimate total development effort and costs can vary significantly for each product candidate due to the inherent complexities and uncertainties of drug development.

When we acquire intellectual property from others, the purchase price is allocated, as applicable, between In-Process Research and Development ("IPR&D"), other identifiable intangible assets and net tangible assets. Our policy defines IPR&D as the value assigned to those projects for which the related products have not yet reached technological feasibility and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires us to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project and discounting the net cash flows back to their present values. The discount rate used is determined at the acquisition date, in accordance with accepted valuation methods, and includes consideration of the assessed risk of the project not being developed to a stage of commercial feasibility. Amounts recorded as IPR&D are charged to R&D expense upon acquisition.

Stock-Based Compensation — On January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004) "Share-Based Payment" ("SFAS 123R") using the modified prospective transition method. SFAS 123R requires the measurement and recognition of compensation for all stock-based awards made to employees and directors, including stock options and restricted stock, based on estimated fair value and supersedes our previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In 2005, the SEC issued SAB No. 107 relating to application of SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

FAS 123R requires us to disclose pro-forma information for periods prior to our January 1, 2006 adoption of the standard. The following table illustrates the effect on net loss and loss per share for the year ended December 31, 2005 if we had recognized compensation expense for all share-based payments to employees and directors based on their fair values (dollars in thousands, except per share amounts):

	Year Ended December 31, 2005
Net loss, as reported	$(32,163)
Add: stock-based employee compensation under APB 25 included in reported net loss	1,900
Deduct: stock-based employee compensation, determined under fair value method	(6,189)
Proforma net loss	$(36,452)
Loss per share:	
Basic and diluted — as reported	$ (1.72)
Basic and diluted — proforma	$ (1.95)

Upon adoption of SFAS 123R we continued to use the Black-Scholes option pricing model as our method of valuation for stock-based awards. Stock-based compensation expense is based on the value of the portion of the stock-based award that will vest during the period, adjusted for expected forfeitures. Our determination of the fair value of stock-based awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected life of the award, expected stock price volatility over the term of the award and historical and projected exercise behaviors. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual or updated results differ from our current estimates, such amounts will be recorded in the period the estimates are revised. Although the fair value of stock-based awards is determined in accordance with SFAS 123R and SAB 107, the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

Non-cash compensation expense is recognized on a straight-line basis over the applicable vesting periods of one to four years based on the fair value of such stock-based awards on the grant date.

The adoption of SFAS 123R resulted in a cumulative benefit from accounting change of $291,000 as of January 1, 2006, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense for restricted stock awards, rather than recording forfeitures when they occur as previously permitted.

Net Loss per Common Share — Basic and diluted net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share excludes the effect of common stock equivalents (stock options, unvested restricted stock and warrants) since such inclusion in the computation would be anti-dilutive. The following numbers of shares have been excluded:

	Years Ended December 31,		
	2005	2006	2007
Stock options outstanding under our various stock option plans	2,688,199	2,412,412	2,412,318
Unvested restricted stock	444,322	544,480	610,092
Warrants	1,403,047	660,814	144,430
Total	4,535,568	3,617,706	3,166,840

Operating leases — We lease our facilities under operating leases. Our lease agreements may contain tenant improvement allowances, rent holidays, lease premiums, and lease escalation clauses. For purposes of recognizing incentives, premiums and minimum rental expenses on a straight-line basis over the terms of the leases, we use the date of initial possession to begin amortization, which is generally when we enter the space and begin to make improvements in preparation of intended use. For tenant improvement allowances and rent holidays, we record a deferred rent liability on the consolidated balance sheets and amortize the deferred rent over the terms of the leases as reductions to rent expense on the consolidated statements of operations. For scheduled rent escalation clauses over the course of the lease term or for rental payments commencing at a date other than the date of initial occupancy, we record minimum rental expense on a straight-line basis over the terms of the leases in the consolidated statements of operations.

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48") on January 1, 2007. We have identified our federal tax return and our state tax return in New York as "major" tax jurisdictions, as defined. The periods subject to examination for our federal and New York state income tax returns are the tax years ended in 1993 and thereafter, since we have net operating loss carryforwards for tax years starting in 1993. We believe our income tax filing positions and deductions will be sustained on audit and we do not anticipate any adjustments that would result in a material change to our financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48, nor did we record a cumulative effect adjustment related to the adoption of FIN 48. Our policy for recording interest and penalties associated with audits is to record such items as a component of income (loss) before taxes.

Comprehensive Income (Loss) — Comprehensive income (loss) is comprised of net loss and net unrealized gains or losses on available-for-sale securities and is presented in the accompanying consolidated statement of stockholders' equity.

Reclassifications — Certain reclassifications have been made to prior years' financial statements to conform with current year presentations. Such reclassifications had no effect on stockholders' equity, net loss, or net increase in cash and cash equivalents.

Recent Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair-value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. We must adopt these new requirements no later than our first quarter of fiscal 2009. We are in the process of evaluating the impact that adoption of SFAS 157 will have on our future consolidated financial statements.

In October 2006, the FASB issued FASB Staff Position No. 123R-5, "Amendment of FASB Staff Position FAS 123R-1", ("FSP 123R-5"). FSP 123R-5 amends FSP 123R-1 for equity instruments that were originally issued as employee compensation and then modified, with such modification made solely to reflect an equity restructuring that occurs when the holders are no longer employees. In such circumstances, no change in the recognition or the measurement date of those instruments will result if both of the following conditions are met: a) there is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and b) all holders of the same class of equity instruments (for example, stock options) are treated in the same manner. In September 2006, our board of directors authorized a modification to our stock option plans to provide antidilution adjustments for outstanding stock options in the event of an equity restructuring. These modifications were not added in contemplation of an equity restructuring. In accordance with FSP 123R-5, there was no change in the recognition date for the modified options, all holders will be treated in the same manner, and there was no accounting impact and no effect on our consolidated financial position or results of operations.

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on EITF Issue No. 07-03, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" ("EITF 07-03"). EITF 07-03 provides that nonrefundable advance payments for goods or services that will be used or provided for future research and development activities should be deferred and capitalized and that such amounts should be recognized as an expense as the related goods are delivered or the related services are performed, and provides guidance with respect to evaluation of the expectation of goods to be received or services to be provided. The provisions of EITF 07-03 will be effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. The effects of applying the consensus of EITF 07-03 are to be reported prospectively for new contracts entered into on or after the effective date. While we are in the process of evaluating EITF 07-03 as it relates to nonrefundable advance payments we make for goods or services received in future research and development activities, such as clinical trials, we do not believe the adoption of EITF 07-03 will have a significant impact on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(Revised 2007), "Business Combinations" ("SFAS 141R"), which replaces SFAS 141, while retaining the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and that an acquirer be identified for each business combination. SFAS 141R changes how business acquisitions are accounted for and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired both on the acquisition date and in subsequent periods, and also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Early adoption is not permitted. We are in the process of evaluating the impact that SFAS 141R will have on our future consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the non-controlling ownership interests in a subsidiary and for the deconsolidation of a subsidiary, and changes the way the consolidated statement of operations is presented by requiring consolidated net income (loss) to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest, as well as disclosure, on the face of the statement of operations of those amounts. SFAS 160 also establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, and requires gain recognition in income when a subsidiary is deconsolidated. SFAS 160 also requires expanded disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We have not yet determined the effect that the application of SFAS 160 will have on our consolidated financial statements.

In December 2007, the SEC issued SAB No. 110, which provides that the SEC Staff will continue to accept, under certain circumstances, the use of the simplified method of computing the expected term of "plain vanilla" share options in accordance with SFAS 123R beyond December 31, 2007. Previously under SAB 107, the Staff had indicated that it would not expect the use of the simplified method to continue after December 31, 2007. We expect that the application of SAB 110 will not have a significant impact on our consolidated financial statements.

In December 2007, the FASB ratified the consensuses reached in EITF Issue No. 07-1, "Collaborative Arrangements" ("EITF 07-1). EITF 07-1 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangements and third parties. Under EITF 07-1, payments between participants pursuant to a collaborative arrangement that are within the scope of other authoritative accounting literature on income statement classification should be accounted for using the relevant provisions of that literature. If the payments are not within the scope of other authoritative accounting literature, the income statement classification for the payments should be based on an analogy to authoritative accounting literature or if there is no appropriate analogy, a reasonable, rational, and consistently applied accounting policy election. EITF 07-1 also provides disclosure requirements and is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The effect of applying EITF 07-1 will be reported as a change in accounting principle through retrospective applications to all prior periods presented for all collaborative arrangements existing as of the effective date, unless it is impracticable. We must adopt EITF 07-1 no later than our first quarter of fiscal 2009. EITF 07-1 will not have an effect on our assets, liabilities, stockholders' equity, cash flows or net results of operations.

Note 2 — Short-term Investments

Short-term investments are comprised of the following (dollars in thousands):

December 31, 2006	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis
Type of security:				
U.S. Government and Agency Securities	$20,373	$—	$(16)	$20,357
Total	$20,373	$—	$(16)	$20,357

December 31, 2007	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis
Type of security:				
U.S. Government and Agency Securities	$11,697	$17	$—	$11,714
Total	$11,697	$17	$—	$11,714

Unrealized losses have existed for less than 12 months. We do not believe any unrealized losses represent an other-than-temporary impairment based on our evaluation of available evidence at December 31, 2007. We currently have the financial ability to hold short-term investments with unrealized losses until maturity and not incur any recognized losses.

In addition, at December 31, 2006, gross unrealized losses on cash and cash equivalents were approximately $3,000 and at December 31, 2007 gross unrealized gains on cash and cash equivalents were approximately $3,000.

Note 3 — Property and Equipment

Property and equipment at December 31, 2006 and 2007 are comprised of the following (in thousands):

	2006	2007
Furniture and fixtures	$ 1,701	$ 1,804
Machinery and equipment	10,342	12,371
Computer equipment and software	3,846	5,191
Leasehold improvements	7,492	7,726
	23,381	27,092
Less accumulated depreciation and amortization	7,937	12,088
Net property and equipment	$15,444	$15,004

Assets under capital lease, primarily equipment, totaled approximately $15.4 million and $17.4 million at December 31, 2006 and 2007, respectively, and accumulated amortization of capital leases totaled approximately $3.4 million and $5.4 million at December 31, 2006 and 2007, respectively.

Note 4 — Establishment of MDRNA

We are engaged in developing therapeutic products based upon RNAi, which has the potential to effectively treat a broad array of diseases by interfering with the expression of targeted disease-associated genes. In order to fully realize the potential value of our RNAi technologies, on December 12, 2007, we assigned and/or transferred to MDRNA certain intellectual property assets relating to our RNAi therapeutics program in consideration for the issuance to us by MDRNA of 1,839,080 shares of MDRNA Series A Participating Preferred Stock, par value $0.001 per share. The assigned intellectual property consisted primarily of a portfolio of patent applications, as well as licenses to us from the Massachusetts Institute of Technology ("MIT"), the Carnegie Institution of Washington and City of Hope. As a result of these transactions, we own, as of the date of this filing, all of the issued and outstanding equity securities of MDRNA.

All transactions with MDRNA have been accounted for at our historical carrying value and have been eliminated in consolidation.

Note 5 — Employee Benefit Plan

We have a 401(k) plan for employees meeting eligibility requirements. Eligible employees may contribute up to 100% of their eligible compensation, subject to IRS limitations. Our contributions to the plans are discretionary as determined by our board of directors. Effective January 1, 2004, we implemented a matching program to match employee contributions of up to 6% of compensation at 25 cents for each dollar contributed by the employee. Employer contributions were $0.1 million, $0.2 million and $0.2 million in the years ended December 31, 2005, 2006 and 2007, respectively.

Note 6 — Letter of Credit

At both December 31, 2006 and 2007, we had a letter of credit with our bank, pursuant to which a standby letter of credit in the amount of approximately $2.2 million had been issued to the landlords of our Bothell, Washington facilities.

Note 7 — Stockholders' Equity

Preferred Stock — Our board of directors has the authority, without action by the stockholders, to designate and issue up to 100,000 shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. No shares of preferred stock have been designated or issued.

Common Stock — Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of our common stock. Subject to the rights of the holders of any class of our capital stock having any preference or priority over our common stock, the holders of shares of our common stock are entitled to receive dividends that are declared by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in our net assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no preemptive rights, conversion rights, redemption rights or sinking fund provisions, and there are no dividends in arrears or default. All shares of our common stock have equal distribution, liquidation and voting rights, and have no preferences or exchange rights.

In July 2005, our stockholders approved a change in our capital structure by increasing the number of authorized shares of common stock from 25,000,000 to 50,000,000. There were no changes to the rights, preferences or privileges of our common stock.

Stockholder Rights Plan — In February 2000, our board of directors adopted a stockholder rights plan and declared a dividend of one preferred stock purchase right for each outstanding share of common stock. Each right entitles the holder, once the right becomes exercisable, to purchase from us 1/1000th of a share of our Series A Junior Participating Preferred Stock, par value $.01 per share. We issued these rights in March 2000 to each stockholder of record on such date, and these rights attach to shares of common stock subsequently issued. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors and could, therefore, have the effect of delaying or preventing someone from taking control of us, even if a change of control were in the best interest of our stockholders.

Holders of our preferred share purchase rights are generally entitled to purchase from us one one-thousandth of a share of Series A preferred stock at a price of $50.00, subject to adjustment as provided in the Stockholder Rights Agreement. These preferred share purchase rights will generally be exercisable only if a person or group becomes the beneficial owner of 15 percent or more of our outstanding common stock or announces a tender offer for 15 percent or more of our outstanding common stock. Each holder of a preferred share purchase right, excluding an acquiring entity or any of its affiliates, will have the right to receive, upon exercise, shares of our common stock, or shares of stock of the acquiring entity, having a market value equal to two times the purchase price paid for 1/1000th of a share of Series A preferred stock. The preferred share purchase rights expire on March 17, 2010, unless we extend the expiration date or in certain limited circumstances, we redeem or exchange such rights prior to such date. Initially, 10,000 Series A Junior Participating Preferred shares were authorized. In January 2007, this was increased to 50,000 shares so that a sufficient number of Series A Junior Participating Preferred shares would be available to the holders of shares of common stock for issuance in satisfaction of such rights, given increases in the number of shares of common stock outstanding.

Shelf Registration Statements — At December 31, 2007, we had one effective shelf registration statement on Form S-3, pursuant to which we may issue common stock, up to an aggregate of $125.0 million. On January 22, 2008, we filed a universal shelf registration statement with the SEC pursuant to which we can issue up to $50.0 million of our common stock, preferred stock, debt securities, warrants to purchase any of the foregoing securities and units comprised of any of the foregoing securities. The universal shelf registration statement was declared effective by the SEC on February 4, 2008. A shelf registration statement enables us to raise capital from the offering of securities covered by the shelf registration statement, from time to time and through one or more methods of distribution, subject to market conditions and cash needs. As of February 29, 2008, we had approximately $132.8 million remaining on our effective shelf registration statements.

Common Stock Offerings — In August 2005, we completed the public offering of 1,725,000 shares of our common stock at a public offering price of $13.50 per share pursuant to a shelf registration statement. The offering resulted in gross proceeds of approximately $23.3 million, prior to the deduction of fees and commissions of approximately $1.7 million.

In January 2007, we completed a public offering of 3,250,000 shares of our common stock at a public offering price of $13.00 per share pursuant to our $125.0 million shelf registration statement. The offering resulted in gross proceeds of approximately $42.2 million, prior to the deduction of fees and commissions of approximately $1.3 million.

Stock Incentive Plans — In 2004, we established the 2004 Stock Incentive Plan (the "2004 Plan") under which a total of 600,000 shares were reserved for issuance. In July 2005, stockholders approved amendments to the 2004 Plan, including an amendment to increase the number of shares authorized for issuance under the 2004 Plan to 1,350,000 shares. In June 2006, stockholders approved an additional amendment to increase the number of shares authorized for issuance under the 2004 Plan to 2,350,000 shares. In addition, we maintain a 1990 Stock Option Plan, a 2000 Nonqualified Stock Option Plan and a 2002 Stock Option Plan. Under our 1990, 2000 and 2002 stock compensation plans, we are authorized to grant options to purchase shares of common stock to our employees, officers and directors and other persons who provide us services. The options to be granted are designated as either incentive stock options or non-incentive stock options by our board of directors, which also has discretion as to the person to be granted options, the number of shares subject to the options and the terms of the option agreements. Only employees, including officers and part-time employees, may be granted incentive stock options. Under our 2004 Stock Incentive Plan, we are authorized to grant awards of restricted stock, stock appreciation rights and performance shares, in addition to stock options. As of December 31, 2007, no stock appreciation rights or performance shares have been granted. Options granted under the plans generally have terms of ten years from the date of grant, and generally vest over three or four years. We generally issue new shares for option exercises unless treasury shares are available for issuance. We had no treasury shares as of December 31, 2007 and have no plans to purchase any in the next year, however, we may accept the surrender of vested restricted shares from employees to cover tax requirements at our discretion.

In September 2006, our board of directors authorized a modification to our stock option plans to provide antidilution adjustments for outstanding stock options in the event of an equity restructuring. These modifications were not added in contemplation of an equity restructuring.

At December 31, 2007, options to purchase up to 2,412,318 shares of our common stock were outstanding under our various stock incentive plans, unvested restricted stock awards for an aggregate of 610,092 shares of our common stock were outstanding under our 2004 Plan and 879,942 shares were reserved for future grants or awards under our various stock incentive plans.

Restricted Stock Awards — Pursuant to restricted stock awards granted under our 2004 Plan, we have issued shares of restricted stock to certain employees and members of our board of directors. Non-cash compensation expense is being recognized on a straight-line basis over the applicable vesting periods of one to four years of the restricted shares based on the fair value of such restricted stock on the grant date. Additional information on restricted shares is as follows:

	Years Ended December 31,		
	2005	2006	2007
Unvested restricted shares outstanding, beginning of period	145,620	444,322	544,480
Restricted shares issued	415,253	300,536	366,705
Restricted shares forfeited	(29,620)	(21,988)	(88,698)
Restricted shares vested	(86,931)	(178,390)	(212,395)
Unvested restricted shares outstanding, end of period	444,322	544,480	610,092
Weighted average grant date fair value per share	$ 13.90	$ 14.43	$ 12.89

The 610,092 unvested restricted shares outstanding at December 31, 2007 are scheduled to vest as follows: 269,692 shares in 2008, 232,538 shares in 2009 and 107,862 shares in 2010. In 2005, 2006 and 2007, we recorded stock-based compensation expense related to the amortization of restricted stock grants of approximately $1.6 million, $2.3 million and $3.5 million. The fair value of restricted stock vested in 2005, 2006 and 2007 was approximately $1.1 million, $2.2 million and $2.9 million.

Stock Options — Option activity under the plans was as follows:

	Years Ended December 31,					
	2005		2006		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	2,760,752	$11.36	2,688,199	$12.92	2,412,412	$13.18
Granted	703,000	14.59	123,633	13.98	228,773	11.40
Exercised	(660,842)	8.25	(390,887)	11.69	(134,167)	9.59
Expired	(65,846)	15.13	(1,500)	12.65	(90,867)	11.76
Terminated and canceled	(48,865)	9.20	(7,033)	11.05	(3,833)	13.26
Outstanding at end of period	2,688,199	$12.92	2,412,412	$13.18	2,412,318	$13.26
Exercisable at end of period	1,717,240	$11.29	1,778,015	$12.76	1,849,957	$13.23

The following table summarizes additional information on our stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercisable Price
$ 3.86 - $11.60	510,412	4.4	$ 9.10	393,912	$ 9.07
$12.30 - $12.94	806,000	4.3	12.94	806,000	12.94
$13.16 - $13.92	223,773	7.3	13.40	135,500	13.56
$14.72 - $15.95	772,133	7.5	14.79	414,545	14.80
$25.00 - $25.00	100,000	4.3	25.00	100,000	25.00
Totals	2,412,318	5.6	$13.26	1,849,957	$13.23
Exerciseable at Dec. 31, 2007	1,849,957	4.8			

Determining Fair Value Under SFAS 123R

Valuation and Amortization Method. We estimate the fair value of stock-based awards on the grant date using the Black-Scholes option valuation model. We amortize the fair value of all awards on a straight-line basis over the requisite service periods, which are generally the vesting periods.

Expected Life. The expected life of awards granted represents the period of time that they are expected to be outstanding. We use the simplified method prescribed under SAB 107 to determine the expected life based on the average of the vesting period(s) and the contractual life of the option. Stock options granted during 2005 had vesting periods of one, three or four years and contractual terms of ten years, resulting in expected terms ranging from five to six years. Stock options granted during 2006 and 2007 had vesting periods of one or three years and contractual terms of ten years, resulting in expected terms ranging from 5.5 to 6.0 years. Options vesting over multiple years vest proportionately on each annual anniversary date.

Expected Volatility. The volatility factor used in the Black-Scholes option valuation model is estimated based solely on our historical stock prices over the most recent period commensurate with the estimated expected life of the award.

Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the estimated expected life of the award.

Expected Dividend Yield. We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero in the Black-Scholes option valuation model.

Expected Forfeitures. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation only for those awards that are expected to vest.

A summary of the weighted average assumptions and results for options granted during the periods presented is as follows:

	2005	2006	2007
Expected dividend yield	0%	0%	0%
Risk free interest rate	4.1%	4.7%	4.5%
Expected stock volatility	74%	70%	63%
Expected option life	6 years	5.7 years	5.8 years
Weighted average fair value granted	$ 10.29	$ 9.05	$ 6.97

Stock-based Compensation — The following table summarizes stock-based compensation expense (in thousands):

	2005	2006	2007
Research and development	$ 519	$2,106	$2,993
Sales and marketing	68	250	413
General and administrative	1,313	2,627	2,841
Total	$1,900	$4,983	$6,247

As of December 31, 2007, we had approximately $3.6 million of total unrecognized compensation cost related to unvested stock options granted under all equity compensation plans. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. We expect to recognize this cost over a weighted average period of approximately 1.5 years. Our total unrecognized compensation cost related to unvested restricted stock awards granted under our 2004 Stock Incentive Plan was approximately $6.8 million at December 31, 2007. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. We expect to recognize this cost over a weighted average period of approximately 1.9 years.

At December 31, 2007, both the aggregate intrinsic value of options outstanding and the aggregate intrinsic value of options exercisable was zero, since all of the options outstanding as of that date had an exercise price greater than the closing market price of $3.80. The intrinsic value of stock options is based on the closing market price of our common stock and is calculated by aggregating the difference between the closing market price and the exercise price of the options. The total intrinsic value of options exercised during 2006 and 2007 was approximately $2.2 million and $0.6 million, respectively, determined as of the date of exercise. The total fair value of options that vested during 2006 and 2007 was approximately $3.9 million and $2.9 million, respectively. The total fair value of options that were cancelled due to forfeiture or expiration during 2006 and 2007 was approximately $65,000 and $829,000, respectively.

During 2005, 2006 and 2007, we recorded stock-based compensation expense related to stock options of approximately $0.3 million, $2.7 million and $2.7 million.

Employee Stock Purchase Plan — In June 2007, our shareholders approved the adoption of our 2007 Employee Stock Purchase Plan ("ESPP"). Our initial six-month purchase period started October 1, 2007. Under the terms of the ESPP, a participant may purchase shares of our common stock at a price equal to the lesser of 85% of the fair market value on the date of offering or on the date of purchase. A total of 300,000 shares of common stock have been reserved for issuance under our ESPP, none of which have been issued as of December 31, 2007. We used FASB Technical Bulletin (FTB) No. 97-1, "Accounting under Statement 123 for Certain Employee Stock Purchase Plans with a Look-Back Option" in determining the fair value of our ESPP awards, and we estimate the fair value of each award on the date of grant using the Black Scholes option pricing model, using the following assumptions: expected dividend yield of 0%, risk free interest rate of 4.8%, expected stock volatility of 53% and expected term of 0.5 years. Unrecognized stock-based compensation expense related to our ESPP was approximately $40,000 as of December 31, 2007, and is expected to be recognized in the first quarter of 2008.

Warrants — In connection with offerings of our common stock, we have issued warrants to purchase shares of our common stock. In December 2007, warrants for the purchase of 516,384 shares of our common stock with an exercise price of $14.26 were exercised. The warrant agreement contained a provision whereby the warrants were exercisable by the warrant holder on a cashless basis for market price if the market price is less than the target price of $11.00, subject to a cap of 1,279,926 shares of our common stock. In accordance with the formula as set forth in the warrant agreement, we issued 994,314 shares of common stock in connection with the cashless exercise of the warrants. At December 31, 2007, there were warrants outstanding for the purchase of 144,430 shares of our common stock with an exercise price of $11.09 which will expire in September 2008.

Note 8 — Income Taxes

Our net deferred tax assets as of December 31, 2006 and 2007 are as follows (in thousands):

	Years Ended December 31,	
	2006	2007
Deferred tax assets:		
Net operating loss carryforwards	$ 44,019	$ 63,320
Federal and state tax credits	5,944	7,649
Depreciation & amortization	2,981	3,523
Deferred revenue	3,033	487
Other	2,112	2,584
Total deferred tax assets	58,089	77,563
Valuation allowance	(58,089)	(77,563)
Net deferred taxes	$ —	$ —

We continue to record a valuation allowance in the full amount of deferred tax assets since realization of such tax benefits has not been determined by our management to be more likely than not. The valuation allowance increased $12.5 million, $10.4 million, and $19.5 million during 2005, 2006 and 2007, respectively. As a result of the valuation allowance, there were no tax benefits or expenses recorded in the accompanying consolidated statements of operations for the years ended December 31, 2005, 2006 or 2007.

At December 31, 2007, we had available net operating loss carryforwards for federal and state income tax reporting purposes of approximately $176.5 million and $33.1 million, respectively, and had available tax credits of approximately $7.6 million, which are available to offset future taxable income. A portion of these carryforwards will expire in 2008 and will continue to expire through 2027 if not otherwise utilized. Our ability to use such net operating losses and tax credit carryforwards is subject to an annual limitation due to change of control provisions under Sections 382 and 383 of the Internal Revenue Code. These limitations have been considered in determining the deferred tax asset associated with net operating loss carryforwards.

During 2006 and 2007, employee stock options were exercised that resulted in income tax deductions in the amount of approximately $2.2 million and $0.6 million, respectively. The cumulative total of such deductions at December 31, 2007 is approximately $14.0 million. During 2006 and 2007, we reported income tax deductions of approximately $2.5 million and $2.6 million related to restricted stock. Tax benefits in excess of stock-based compensation expense recorded for financial reporting purposes relating to such stock options and restricted stock will be credited to additional paid-in capital in the period the related tax deductions are realized.

The difference between the expected benefit computed using the statutory tax rate and the recorded benefit of zero is primarily due to the change in the valuation allowance.

Note 9 — Commitments and Contingencies

Leases — We lease space for our manufacturing, research and development and corporate offices in Bothell, Washington under operating leases expiring in 2016 and for manufacturing, warehousing and research and development activities in Hauppauge, New York under operating leases expiring in June 2010. In connection with the terms of our lease of our Bothell, Washington facilities, we provide our landlords with stand-by letters of credit that total approximately $2.2 million.

Rent expense approximated $2.0 million in 2005, $2.8 million in 2006 and $3.5 million in 2007.

We have entered into a capital lease agreement with GE Capital Corporation (the "Lease"), which allows us to finance certain property and equipment purchases over three-or four-year terms depending on the type of equipment. Under this agreement, we purchase assets approved by GE Capital Corporation, at which date GE Capital Corporation assumes ownership of the assets and we are reimbursed. The equipment is then leased to us. We borrowed approximately $4.3 million in 2005, $9.3 million in 2006 and $3.8 million in 2007. Our annual borrowing limit for 2007 was $5.5 million. Interest rates on capital lease borrowings averaged approximately 9.5% during 2005, 9.8% during 2006 and 10.0% during 2007. Assets leased are pledged as collateral for capital lease borrowings.

The following is a schedule of future annual minimum lease payments under facility operating leases and capital leases as of December 31, 2007 (in thousands):

	Operating	Capital	Total
2008	$ 3,004	$ 5,837	$ 8,841
2009	3,108	4,423	7,531
2010	3,164	1,513	4,677
2011	3,197	318	3,515
2012	3,303	—	3,303
Thereafter	11,020	—	11,020
Less amount representing interest	—	(1,366)	(1,366)
Total	$26,796	$10,725	$37,521

Contingencies — We are subject to various legal proceedings and claims that arise in the ordinary course of business. Our management currently believes that resolution of such legal matters will not have a material adverse impact on our consolidated financial position, results of operations or cash flows.

Note 10 — Contractual Agreements

Procter & Gamble ("P&G") — In January 2006, we entered into a Product Development and License Agreement with P&G to develop and commercialize our PTH(1-34) nasal spray for the treatment of osteoporosis and in December 2006, we entered into the First Amendment to the License Agreement. Under our agreements with P&G we received an initial $10.0 million cash payment, which was recorded as deferred revenue and was being amortized into revenue over the estimated development period, a $7.0 million milestone payment received and recognized in full as revenue in 2006, and $11.9 million and $4.3 million in research and development reimbursements recognized as revenue in 2006 and 2007, respectively. Our agreements with P&G were terminated in November 2007, at which time we reacquired all rights and data associated with the PTH(1-34) program. The unamortized balance of P&G's $10.0 million initial payment, approximately $5.5 million, was recognized as revenue in the fourth quarter of 2007.

Galenea — In February 2006, we acquired RNAi intellectual property ("IP") and other RNAi technologies from Galenea Corporation ("Galenea"). The IP acquired from Galenea includes patent applications licensed from the Massachusetts Institute of Technology that have early priority dates in the antiviral RNAi field focused on viral respiratory infections, including influenza, rhinovirus, and other respiratory diseases. We also acquired Galenea's research and IP relating to pulmonary drug delivery technologies for RNAi. Additionally, we assumed Galenea's awarded and pending grant applications from the National Institute of Allergy and Infectious Diseases, a division of the National Institutes of Health ("NIH"), and the Department of Defense to support the development of RNAi-based antiviral drugs.

RNAi-based therapeutics offer a potentially effective treatment for a future influenza pandemic, which we believe is an urgent global concern. This program complements our current TNF-alpha RNAi program targeting inflammation, since a consequence of influenza infection can be life-threatening respiratory and systemic inflammation.

Consideration for the acquisition consisted of an upfront payment and may include contingent payments based upon certain regulatory filings and approvals, and the sale of products. In connection with the transaction, we recorded a charge of approximately $4.1 million for acquired research associated with products in development for which, at the acquisition date, technological feasibility had not been established and there was no alternative future use as set forth in SFAS No. 2, "Accounting for Research and Development Costs." This charge was included in research and development expense in the first quarter of 2006.

Amylin Pharmaceuticals, Inc. In June 2006, we entered into an agreement with Amylin to develop a nasal spray formulation of exenatide for the treatment of diabetes. Preclinical studies of the formulation have been completed in preparation for the initiation of studies in human subjects. Amylin began clinical trials in the third quarter of 2006 and has completed a Phase 1 clinical trial.

Under the terms of the agreement, we will receive both milestone payments and royalties on product sales. If the development program is successful and the development of this product continues to move forward, milestone payments could reach up to $89 million in total, based on specific development, regulatory and commercialization goals. Royalty rates escalate with the success of this product.

Under the terms of our agreement with Amylin, we will jointly develop the nasal spray formulation with Amylin utilizing our proprietary nasal delivery technology, and Amylin will reimburse us for any development activities performed under the agreement. Amylin has overall responsibility for the development program, including clinical, non-clinical and regulatory activities and our efforts will focus on drug delivery and chemistry, manufacturing and controls, or CMC, activities. If we enter into a supply agreement with Amylin, we may supply commercial product to Amylin and its exenatide collaboration partner, Lilly. However, there can be no assurance that such a supply agreement will be executed.

Par Pharmaceutical — In October 2004, we entered into a license and supply agreement with Par Pharmaceutical for the exclusive U.S. distribution and marketing rights to a generic calcitonin-salmon nasal spray for the treatment of osteoporosis. Under the terms of the agreement with Par Pharmaceutical, we will manufacture and supply finished calcitonin-salmon nasal spray product to Par Pharmaceutical, while Par Pharmaceutical will distribute the product in the U.S. The financial terms of the agreement include milestone payments, product transfer payments for manufactured product and profit sharing following commercialization.

In December 2003, we submitted to the FDA an ANDA for generic calcitonin-salmon nasal spray for the treatment of osteoporosis. As part of the ANDA process, we have conducted a clinical trial and laboratory tests, including spray characterization, designed to demonstrate the equivalence of our product to the reference listed drug, Miacalcin®. In February 2004, the FDA accepted the submission of our ANDA for the product. To date, the FDA has informally communicated to us that it has determined that our nasal calcitonin product is bioequivalent to Miacalcin®, and has also completed Pre-Approval Inspections of both of our nasal spray manufacturing facilities.

In September 2005, a citizen's petition was filed with the FDA requesting that the FDA not approve any ANDA as filed prior to additional studies for safety and bioequivalence. We believe this citizen's petition is an effort to delay the introduction of a generic product in this field. In addition, Apotex has filed a generic application for its nasal calcitonin-salmon product with a filing date that has priority over our ANDA for our generic calcitonin-salmon nasal spray. In November 2002, Novartis brought a patent infringement action against Apotex claiming that Apotex's nasal calcitonin-salmon product infringes on Novartis' patents, seeking damages and requesting injunctive relief. That action is still pending. We are unable to predict what, if any, effect the Novartis action will have on Apotex's ability or plans to commence marketing its product.

In the fourth quarter of 2007, we received informal notification from the FDA that our ANDA review is complete and that the citizen's petition is actively being addressed by the FDA. We do not know the timeline over which the FDA will review this information, nor can we be sure that our additional information will fully satisfy the FDA's request. If we are not successful at keeping our application as an ANDA, a 505(b)(2) NDA may be pursued or the application may be withdrawn. At this time, we are not able to determine to what degree the citizen's petition will delay the FDA's approval of our ANDA, how the Apotex filing priority will be resolved, or when, if at all, our calcitonin product will receive marketing approval from the FDA.

Our formulation of calcitonin-salmon nasal spray was specifically developed to be similar to Novartis' currently marketed calcitonin-salmon nasal spray, Miacalcin®, in order to submit the application as an ANDA. Thus, our formulation does not utilize our advanced tight junction drug delivery technology, which is currently being used in development of our proprietary pipeline of peptide and protein therapeutics.

Questcor/QOL Medical, LLC — In connection with the 2003 sale of certain assets relating to our Nascobal® brand products, including the Nascobal® (Cyanocobalamin USP) nasal gel and nasal spray, to Questcor, Questcor agreed to make payments of: (i) $2.0 million contingent upon FDA approval of a New Drug Application for the Nascobal® nasal spray product; and (ii) $2.0 million contingent upon issuance of a U.S. patent for the Nascobal® nasal spray product. In addition, subject to certain limitations, we are obligated to manufacture and supply, and Questcor is obligated to purchase from us, all of Questcor's requirements for the Nascobal® nasal gel and the Nascobal® nasal spray. In February 2005, Questcor paid us a milestone fee of $2.0 million upon receipt of FDA approval of the new drug application ("NDA") for Nascobal® nasal spray.

In October 2005, with our consent, Questcor assigned all of its rights and obligations under the Questcor Agreements dated June 2003 to QOL. We received $2.0 million from Questcor in October 2005 in consideration for our consent to the assignment and in connection with our entering into an agreement with QOL that modified certain terms of the Questcor Agreements. The $2.0 million is being recognized ratably over the five-year life of the QOL agreement. QOL assumed Questcor's obligation to pay us an additional $2.0 million contingent upon issuance of a U.S. patent for the Nascobal® nasal spray product. This payment became due and was received and recognized as revenue in the second quarter of 2007. Pursuant to the terms of our agreement with Questcor, we will continue to prosecute the pending U.S. patents for the Nascobal® nasal spray product on behalf of QOL. We recognized product revenue relating to the supply agreement of approximately $33,000 in 2005, $737,000 in 2006 and $330,000 in 2007.

Under the terms of a supply agreement between the parties, subject to certain limitations, we were obligated to manufacture and supply, and Questcor was obligated to purchase from us, all of Questcor's requirements for Nascobal® nasal gel and spray.

Alnylam Pharmaceuticals, Inc. — In July 2005, we acquired an exclusive InterfeRx™ license from Alnylam to discover, develop, and commercialize RNAi therapeutics directed against TNF-alpha, a protein associated with inflammatory diseases including rheumatoid arthritis and certain chronic diseases. Under the agreement, Alnylam received an initial license fee from us and is entitled to receive annual and milestone fees and royalties on sales of any products covered by the licensing agreement. We expensed the initial license fee as research and development expense in 2005.

Merck — In September 2004, we entered into an Exclusive Development, Commercialization and License Agreement and a separate Supply Agreement (collectively, the "Merck Agreements") with Merck, for the global development and commercialization of PYY(3-36) nasal spray, our product for the treatment of obesity. The Merck Agreements provide that Merck would assume primary responsibility for conducting and funding clinical and non-clinical studies and regulatory approval, while we would be responsible for all manufacturing of PYY-related product. Merck would lead and fund commercialization, subject to our exercise of an option to co-promote the product in the U.S. Under the Merck Agreements, we received an initial cash payment of $5.0 million in 2004. The $5.0 million initial payment was being amortized over the estimated development period, and was initially recorded as deferred revenue. The Merck Agreements were terminated in March 2006, at which time we reacquired our rights in the PYY program. The unamortized balance of Merck's $5.0 million initial payment, approximately $3.7 million, was recognized as revenue in 2006.

Government Grants — In August 2006, the NIH awarded us a grant of approximately $0.4 million to further develop our siRNA therapeutics to prevent and treat influenza. These funds were received and recognized as grant revenue in 2006. In September 2006, the NIH awarded us a $1.9 million grant over a five year period to prevent and treat influenza. In 2006 and 2007, we recognized approximately $0.1 million and $0.4 million in revenue, respectively, related to this grant.

Thiakis Limited — In September 2004, we acquired exclusive worldwide rights to the Imperial College Innovations and Oregon Health & Science University PYY patent applications in the field of nasal delivery of PYY and the use of glucagons-like peptide-1 (GLP-1) used in conjunction with PYY for the treatment of obesity, diabetes and other metabolic conditions. Under the agreement, we made an equity investment in and paid an initial license fee to Thiakis, Ltd. ("Thiakis"). We expensed the equity investment and initial license fee as research and development expense in 2004. Under the agreement, Thiakis is entitled to receive an annual fee, additional milestone fees, patent-based royalties, and additional equity investments based upon future progress of the IP and product development processes.

Cytyc Corporation — In July 2003, we entered into an agreement with Cytyc Corporation ("Cytyc") pursuant to which Cytyc acquired patent rights to our Mammary Aspirate Specimen Cytology Test device. Under the terms of the agreement, we received a license fee from Cytyc in 2003 and reimbursement for the cost of patent maintenance and further patent prosecution if incurred during the term of the agreement. We had the potential to receive additional milestone payments and royalties based on certain conditions; however, in February 2007, Cytyc notified us that it intended to terminate the license agreement. In October 2007, however, Cytyc (now Hologic, Inc., or Hologic) informed us that its decision to terminate the license agreement had been delayed. At this time, we are not able to determine whether such termination will occur, or whether any future payments will be received by us related to this license agreement. We will evaluate further commercial prospects for this device if such rights are returned.

City of Hope — In November 2006, we entered into a license with the Beckman Research Institute/City of Hope for exclusive and non-exclusive licenses to the Dicer-substrate RNAi IP developed there. We obtained exclusive rights to five undisclosed targets selected by us, as well as broad non-exclusive rights to siRNAs directed against all mammalian targets subject to certain City of Hope limitations that will have no impact on our programs. We believe this IP and technology could provide significant commercial and therapeutic advantages for us in this field, by enabling the use of 25 to 30 base pair RNA duplexes designed to act as substrates for processing by the cells' natural activities.

Feasibility Agreements — We have entered into various feasibility agreements, which are generally for terms of one year or less, with partners, including Novo Nordisk A/S and other undisclosed partners. On January 16, 2008, Novo Nordisk terminated their feasibility study agreement with us.

Note 11 — Restructuring

In November 2007, we implemented a plan to reduce our operating costs and appropriately align our operations with our business priorities following the termination by P&G of its collaboration partnership with us with respect to PTH(1-34) nasal spray for the treatment of osteoporosis. As part of this plan, we terminated 72 employees across all areas of our operations and at all of our principal locations, thus reducing our workforce to approximately 160 full-time employees. In connection with this restructuring, we incurred approximately $0.8 million of employee severance and related costs, of which approximately $0.6 million was paid in the fourth quarter of 2007. The remaining approximately $0.2 million in employee severance costs will be paid in the first half of 2008. In February 2008, we terminated approximately 70 additional employees across all areas of our operations. Following the full implementation of this plan we will have approximately 87 employees. In connection with the second reduction in force, we expect to incur approximately $1.5 million of additional employee severance and related costs, which will be paid in the first half of 2008. We cannot currently estimate the amount of non-cash impairment charges which shall be recorded related to the impairment of long-lived assets, including certain fixed assets and leasehold improvements. We are also currently contemplating various options that may result in the consolidation of our Bothell, Washington headquarters into a single facility. Because we have not yet finalized the course of action for implementation of our facilities consolidation plan, assuming such plan is implemented at all, we cannot currently estimate the costs that will be associated with each type of major cost associated with the plan, the total amount to be incurred in connection with the plan, or the charges associated with the plan that will result in future cash expenditures.

Note 12 — Quarterly Financial Data (Unaudited) (in thousands, except per share data)

	March 31, 2006	June 30, 2006	Sept 30, 2006	Dec 31, 2006	March 31, 2007	June 30, 2007	Sept 30, 2007	Dec 31, 2007
Total revenue	$ 6,718	$ 11,411	$ 5,545	$ 4,816	$ 4,992	$ 4,860	$ 1,897	$ 6,388
Operating expenses	(15,386)	(12,564)	(13,943)	(15,914)	(17,218)	(17,888)	(18,864)	(18,698)
Loss before cumulative effect of change in accounting principle	(8,138)	(560)	(7,808)	(10,662)	(11,540)	(12,367)	(16,450)	(12,015)
Cumulative effect of change in accounting principle	291	—	—	—	—	—	—	—
Net loss	(7,847)	(560)	(7,808)	(10,662)	(11,540)	(12,367)	(16,450)	(12,015)
Loss per share — Basic and Diluted:								
Loss before cumulative effect of change in accounting principle	$ (0.39)	$ (0.03)	$ (0.36)	$ (0.50)	$ (0.47)	$ (0.50)	$ (0.66)	$ (0.47)
Cumulative effect of change in accounting principle	.01	—	—	—	—	—	—	—
Net loss per share — Basic and Diluted	$ (0.38)	$ (0.03)	$ (0.36)	$ (0.50)	$ (0.47)	$ (0.50)	$ (0.66)	$ (0.47)

Loss per share is computed independently for each of the periods presented. Therefore the sum of the quarterly per share amounts will not necessarily equal the total amount for the year.

Financials

ITEM 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.*

Not applicable.

ITEM 9A. *Controls and Procedures.*

(a) *Disclosure Controls and Procedures.* As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of senior management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.

(b) *Internal Control over Financial Reporting.* There have been no changes in our internal controls over financial reporting or in other factors during the fourth fiscal quarter ended December 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting subsequent to the date we carried out our most recent evaluation.

(c) *Management Report on Internal Control.* Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, our CEO and CFO, or persons performing similar functions, and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management, with the participation of our CEO and CFO, has established and maintained policies and procedures designed to maintain the adequacy of our internal control over financial reporting, and include those policies and procedures that:

1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the control criteria established in a report entitled *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment and those criteria, our management has concluded that our internal control over financial reporting is effective as of December 31, 2007.

(d) Because of its inherent limitations, internal control over financial reporting may not prevent or detect all errors or misstatements and all fraud. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance that the objectives of the policies and procedures are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The independent registered public accounting firm of KPMG LLP has issued an attestation report on management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007. This report appears on page 54 of this annual report on Form 10-K.

ITEM 9B. ***Other Information.***

None.

PART III

ITEM 10. ***Directors, Executive Officers and Corporate Governance.***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders expected to be held on June 13, 2008.

ITEM 11. ***Executive Compensation.***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders expected to be held on June 13, 2008.

ITEM 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders expected to be held on June 13, 2008.

ITEM 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders expected to be held on June 13, 2008.

ITEM 14. ***Principal Accounting Fees and Services.***

The information required by this Item is incorporated by reference to our Definitive Proxy Statement for our annual meeting of stockholders expected to be held on June 13, 2008.

PART IV

ITEM 15. ***Exhibits, Financial Statement Schedules.***

(a)(1) *Financial Statements and Financial Statement Schedule*

The financial statements listed in the Index to Financial Statements are filed as part of this Form 10-K.

(a)(3) *Exhibits*

The exhibits required by this item are set forth on the Exhibit Index attached hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bothell, State of Washington, on March 17, 2008.

NASTECH PHARMACEUTICAL COMPANY INC.

By: /s/ Steven C. Quay, M.D., Ph.D.

Steven C. Quay, M.D., Ph.D.
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated on March 17, 2008.

Signature	Title
/s/ STEVEN C. QUAY, M.D., PH.D. Steven C. Quay, M.D., Ph.D.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ BRUCE R. YORK Bruce R. York	Secretary and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ SUSAN B. BAYH Susan B. Bayh	Director
/s/ DR. ALEXANDER D. CROSS Dr. Alexander D. Cross	Director
/s/ DR. IAN R. FERRIER Dr. Ian R. Ferrier	Director
/s/ MYRON Z. HOLUBIAK Myron Z. Holubiak	Director
/s/ LESLIE D. MICHELSON Leslie D. Michelson	Director
/s/ JOHN V. POLLOCK John V. Pollock	Director
/s/ GERALD T. STANEWICK Gerald T. Stanewick	Director
/s/ BRUCE R. THAW Bruce R. Thaw	Director
/s/ DEVIN N. WENIG Devin N. Wenig	Director

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization, dated August 8, 2000, among Nastech, Atossa Acquisition Corporation, a Delaware corporation and our wholly-owned subsidiary, and Atossa HealthCare, Inc. (filed as Exhibit 2.1 to our Current Report on Form 8-K dated August 8, 2000, and incorporated herein by reference).
2.2	Asset Purchase Agreement, dated September 30, 2002, between Nastech and Schwarz Pharma, Inc. (filed as Exhibit 2.1 to our Current Report on Form 8-K dated September 30, 2002, and incorporated herein by reference).
3.1	Restated Certificate of Incorporation of Nastech dated July 20, 2005 (filed as Exhibit 3.1 to our Current Report on Form 8-K dated July 20, 2005, and incorporated herein by reference).
3.2	Amended and Restated Bylaws of Nastech dated September 19, 2007 (filed as Exhibit 3.1 to our Current Report on Form 8-K dated September 19, 2007, and incorporated herein by reference).
3.3	Certificate of Designation, Rights and Preferences of Series A Junior Participating Preferred Stock dated January 17, 2007 (filed as Exhibit 3.1 to our Current Report on Form 8-K dated January 19, 2007, and incorporated herein by reference).
4.1	Investment Agreement, dated as of February 1, 2002, by and between Nastech and Pharmacia & Upjohn Company (filed as Exhibit 4.1 to our Current Report on Form 8-K dated February 1, 2002, and incorporated herein by reference).
4.2	Rights Agreement, dated February 22, 2000, between Nastech and American Stock Transfer & Trust Company as Rights Agent (filed as Exhibit 1 to our Current Report on Form 8-K dated February 22, 2000, and incorporated herein by reference).
4.3	Amendment No. 1 to Rights Agreement dated as of January 17, 2007 by and between Nastech and American Stock Transfer and Trust Company (filed as Exhibit 4.1 to our Current Report on Form 8-K dated January 19, 2007, and incorporated herein by reference).
4.4	Securities Purchase Agreement dated as of June 25, 2004 (filed as Exhibit 99.2 to our Current Report on Form 8-K dated June 25, 2004, and incorporated herein by reference).
4.5	Form of Warrant (filed as Exhibit 99.3 to our Current Report on Form 8-K dated June 25, 2004, and incorporated herein by reference).
10.1	Lease Agreement for facilities at 45 Davids Drive, Hauppauge, NY, effective as of July 1, 2005 (filed as Exhibit 10.30 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and incorporated herein by reference).
10.2	Lease Agreement, dated April 23, 2002, with Phase 3 Science Center LLC, Ahwatukee Hills Investors LLC and J. Alexander's LLC (filed as Exhibit 10.26 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and incorporated herein by reference).
10.3	First Amendment dated June 17, 2003, to Lease Agreement dated April 23, 2002, with Phase 3 Science Center LLC, Ahwatukee Hills Investors LLC and J. Alexander's LLC (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, and incorporated herein by reference).
10.4	Second Amendment, dated February 4, 2004, to Lease Agreement dated April 23, 2002, with Phase 3 Science Center LLC, Ahwatukee Hills Investors LLC and J. Alexander's LLC (filed as Exhibit 10.24 to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
10.5	Lease Agreement for facilities at 80 Davids Drive, Hauppauge, NY, effective as of July 1, 2005 (filed as Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, and incorporated herein by reference).
10.6	Lease Agreement with Ditty Properties Limited Partnership for facilities at 3830 Monte Villa Parkway, Bothell, WA, effective as of March 1, 2006 (filed as Exhibit 10.1 to Amendment No. 1 to our Current Report on Form 8-K/A dated March 1, 2006 and filed on July 26, 2006, and incorporated herein by reference).(1)

Exhibit No.	Description
10.7	First Amendment to Lease Agreement with Ditty Properties Limited Partnership for facilities at 3830 Monte Villa Parkway, Bothell, WA, effective as of July 17, 2006 (filed as Exhibit 10.7 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, and incorporated herein by reference).
10.8	Amended and Restated Employment Agreement, dated May 2, 2002, between Nastech and Dr. Steven C. Quay, M.D., Ph.D. (filed as Exhibit 10.27 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, and incorporated herein by reference).
10.9	Employment Agreement dated June 3, 2005 by and between Nastech and Steven C. Quay, M.D., Ph.D. (filed as Exhibit 10.1 to our Current Report on Form 8-K dated June 3, 2005, and incorporated herein by reference).
10.10	Amended and Restated Employment Agreement dated December 16, 2005 by and between Nastech and Steven C. Quay, M.D., Ph.D. (filed as Exhibit 10.1 to our Current Report on Form 8-K dated December 16, 2005, and incorporated herein by reference).
10.11	Employment Agreement effective as of January 1, 2006 by and between Nastech and Philip C. Ranker (filed as Exhibit 10.1 to our Current Report on Form 8-K dated January 1, 2006, and incorporated herein by reference).
10.12	Employment Agreement effective as of August 17, 2006 by and between Nastech and Dr. Gordon C. Brandt (filed as Exhibit 10.1 to our Current Report on Form 8-K dated August 17, 2006, and incorporated herein by reference).
10.13	Employment Agreement dated December 19, 2007 between Nastech and Dr. Gordon C. Brandt (filed as Exhibit 10.1 to our Current Report on Form 8-K dated December 19, 2007, and incorporated herein by reference).
10.14	Employment Agreement effective as of September 15, 2006 by and between Nastech and Timothy M. Duffy (filed as Exhibit 10.1 to our Current Report on Form 8-K dated September 15, 2006, and incorporated herein by reference).
10.15	Employment Agreement effective as of November 1, 2006 by and between Nastech and Dr. Paul H. Johnson (filed as Exhibit 10.1 to our Current Report on Form 8-K dated November 1, 2006, and incorporated herein by reference).
10.16	Employment Agreement effective as of March 7, 2008 by and between Nastech and Bruce R. York (filed as Exhibit 10.1 to our Current Report on Form 8-K dated March 10, 2008, and incorporated herein by reference).
10.17	Termination and Mutual Release Agreement, dated September 30, 2002, between Nastech and Schwarz Pharma, Inc. (Filed as Exhibit 10.3 to our Current Report on Form 8-K dated September 30, 2002, and incorporated herein by reference).
10.18	Divestiture Agreement, dated January 24, 2003, between Nastech and Pharmacia & Upjohn Company (filed as Exhibit 10.1 to our Current Report on Form 8-K dated January 24, 2003, and incorporated herein by reference).
10.19	Nastech Pharmaceutical Company Inc. 1990 Stock Option Plan (filed as Exhibit 4.2 to our Registration Statement on Form S-8, File No. 333-28785, and incorporated herein by reference).
10.20	Amended and Restated Nastech Pharmaceutical Company Inc. 2000 Nonqualified Stock Option Plan (filed as Exhibit 4.4 to our Registration Statement on Form S-8, File No. 333-49514, and incorporated herein by reference).
10.21	Amendment No. 1 to the Amended and Restated Nastech 2000 Nonqualified Stock Option Plan (filed as Exhibit 10.18 to our Annual Report on Form 10-K for the year ended December 31, 2005, and incorporated herein by reference).
10.22	Amendment No. 2 to the Amended and Restated Nastech Pharmaceutical Company Inc. 2000 Nonqualified Stock Option Plan (filed as Exhibit 10.19 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, and incorporated herein by reference).
10.23	Nastech Pharmaceutical Company Inc. 2002 Stock Option Plan (filed as Exhibit 10.28 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference).

Exhibit No.	Description
10.24	Amendment No. 1 to the Nastech Pharmaceutical Company Inc. 2002 Stock Option Plan (filed as Exhibit 10.20 to our Annual Report on Form 10-K for the year ended December 31, 2006, and incorporated herein by reference).
10.25	Nastech Pharmaceutical Company Inc. 2004 Stock Incentive Plan (filed as Exhibit 99 to our Registration Statement on Form S-8, File No. 333-118206, and incorporated herein by reference).
10.26	Amendment No. 1 to the Nastech Pharmaceutical Company Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.4 to our Current Report on Form 8-K dated July 20, 2005, and incorporated herein by reference).
10.27	Amendment No. 2 to the Nastech Pharmaceutical Company Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.18 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference).
10.28	Amendment No. 3 to the Nastech Pharmaceutical Company Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.24 to our Annual Report on Form 10-K for the year ended December 31, 2005, and incorporated herein by reference).
10.29	Amendment No. 4 to the Nastech Pharmaceutical Company Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.5 to our Registration Statement on Form S-8, File No 333-135724, and incorporated herein by reference).
10.30	Amendment No. 5 to the Nastech Pharmaceutical Company Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.27 to our Quarterly Report on Form 10-K for the quarter ended September 30, 2006, and incorporated herein by reference).
10.31	Asset Purchase Agreement dated June 16, 2003, by and between Nastech and Questcor Pharmaceuticals, Inc. (filed as Exhibit 2.1 to our Current Report on Form 8-K dated June 17, 2003, and incorporated herein by reference).
10.32	Form of Purchase Agreement (filed as Exhibit 99.2 to our Current Report on Form 8-K dated September 4, 2003, and incorporated herein by reference).
10.33	Form of Warrant (filed as Exhibit 99.3 to our Current Report on Form 8-K dated September 4, 2003, and incorporated herein by reference).
10.34	Revolving Line of Credit Agreement with Wells Fargo Bank, dated December 19, 2003 (filed as Exhibit 10.20 to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
10.35	Addendum to Promissory Note with Wells Fargo Bank, dated January 20, 2004 (filed as Exhibit 10.21 to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
10.36	Security Agreement: Securities Account with Wells Fargo Bank, dated December 19, 2003 (filed as Exhibit 10.22 to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
10.37	Addendum to Security Agreement: Securities Account with Wells Fargo Bank, dated December 19, 2003 (filed as Exhibit 10.23 to our Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
10.38	Revolving Line of Credit Agreement with Wells Fargo Bank, dated October 20, 2004 (filed as Exhibit 10.29 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, and incorporated herein by reference).
10.39	License and Supply Agreement by and between Par Pharmaceutical Companies, Inc. and Nastech effective as of October 22, 2004 (filed as Exhibit 10.1 to our Current Report on Form 8-K dated October 22, 2004, and incorporated herein by reference).(1)
10.40	Agreement dated as of September 23, 2005 by and between Nastech and QOL Medical, LLC (filed as Exhibit 10.1 to our Current Report on Form 8-K/A dated October 17, 2005 and filed on July 26, 2006, and incorporated herein by reference).(1)
10.41	Product Development and License Agreement by and between Nastech and Procter & Gamble Pharmaceuticals, Inc. dated January 27, 2006 (filed as Exhibit 10.1 to our Current Report on Form 8-K dated January 27, 2006, and incorporated herein by reference).(1)

Exhibit No.	Description
10.42	Supply Agreement by and between Nastech and Procter & Gamble Pharmaceutical, Inc. dated June 2, 2006 (filed as Exhibit 10.1 to our Current Report on Form 8-K dated June 2, 2006, and incorporated herein by reference).(1)
10.43	First Amendment dated as of December 4, 2006 to Product Development and License Agreement by and between Nastech and Procter & Gamble Pharmaceuticals, Inc. (filed as Exhibit 10.46 to our Annual Report on Form 10-K for the year ended December 31, 2006, and incorporated herein by reference.(1)
10.44	Development and License Agreement by and between Nastech and Amylin Pharmaceuticals, Inc. dated June 23, 2006 (filed as Exhibit 10.66 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, and incorporated herein by reference).(1)
10.45	Form of Restricted Stock Grant Agreement (filed as Exhibit 10.1 to our Current Report on Form 8-K dated February 6, 2007, and incorporated herein by reference).
10.46	Form of Stock Option Agreement (filed as Exhibit 10.2 to our Current Report on Form 8-K dated February 6, 2007, and incorporated herein by reference).
10.47	Form of Omnibus Amendment to Certain Grant Agreements, dated May 4, 2007 (filed as Exhibit 10.42 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, and incorporated herein by reference.
10.48	Nastech Pharmaceutical Company Inc. 2007 Employee Stock Purchase Plan (filed as Exhibit 10.1 to our Registration Statement on Form S-8, File No. 333-146183, and incorporated herein by reference).
23.1	Consent of KPMG LLP, independent registered public accounting firm.(2)
31.1	Certification of our Chairman of the Board and Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.(2)
31.2	Certification of our Chief Financial Officer pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.(2)
32.1	Certification of our Chairman of the Board and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(2)
32.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(2)

(1) Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, amended, and the omitted material has been separately filed with the Securities and Exchange Commission.

(2) Filed Herewith.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors Nastech
Pharmaceutical Company Inc.:

We consent to incorporation by reference in the registration statements (No. 333-16507 and No. 333-45264) on Forms S-2, (No. 333-44035, No. 333-59472, No. 333-62800, No. 333-72742, No. 333-108845, No. 333-111324, No. 333-119429, No. 333-127831, No. 333-138088 and No. 333-148771) on Forms S-3 and (No. 333-28785, No. 333-46214, No. 333-49514, No. 333-92206, No. 333-92222, No. 333-118206, No. 333-126905, No. 333-135724 and No. 333-146183) on Forms S-8 of Nastech Pharmaceutical Company Inc. and subsidiaries of our reports dated March 17, 2008, with respect to the consolidated balance sheets of Nastech Pharmaceutical Company Inc. and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Nastech Pharmaceutical Company Inc. Our report dated March 17, 2008 refers to a change in the method of accounting for all stock-based awards made to employees and directors effective January 1, 2006, and contains an explanatory paragraph that states that the Company has suffered recurring losses, has had recurring negative cash flows from operations, and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Seattle, Washington
March 17, 2008

CHIEF EXECUTIVE OFFICER CERTIFICATION

REQUIRED BY RULES 13A-14 AND 15D-14 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Steven C. Quay, M.D., Ph.D., Chairman of the Board and Chief Executive Officer of Nastech Pharmaceutical Company Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Nastech Pharmaceutical Company Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation;

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Steven C. Quay

Name: Steven C. Quay, M.D., Ph.D.
Title: Chairman of the Board and Chief Executive Officer

Date: March 17, 2008

EXHIBIT 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION

REQUIRED BY RULES 13A-14 AND 15D-14 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Bruce R. York, Chief Financial Officer of Nastech Pharmaceutical Company Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Nastech Pharmaceutical Company Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation;

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Bruce R. York

Name: Bruce R. York
Title: Chief Financial Officer

Date: March 17, 2007

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven C. Quay, M.D., Ph.D., Chairman of the Board and Chief Executive Officer of Nastech Pharmaceutical Company Inc. ("Nastech"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Nastech on Form 10-K for the year ended December 31, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in the Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Nastech.

By: /s/ Steven C. Quay

Name: Steven C. Quay, M.D., Ph.D.
Title: Chairman of the Board and Chief Executive Officer

Date: March 17, 2007

A signed original of this written statement required by Section 906 has been provided to Nastech and will be retained by Nastech and furnished to the Securities Exchange Commission or its staff upon request.

This certification accompanies each periodic report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Nastech for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Bruce R. York, Chief Financial Officer of Nastech Pharmaceutical Company Inc. ("Nastech"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Nastech on Form 10-K for the year ended December 31, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in the Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Nastech.

By: /s/ Bruce R. York

Name: Bruce R. York
Title: Chief Financial Officer

Date: March 17, 2007

A signed original of this written statement required by Section 906 has been provided to Nastech and will be retained by Nastech and furnished to the Securities Exchange Commission or its staff upon request.

This certification accompanies each periodic report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Nastech for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

FORWARD-LOOKING STATEMENT

REGISTRAR AND TRANSFER AGENT

LEGAL COUNSEL

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

STOCK LISTING

ANNUAL MEETING

ANNUAL REPORT ON FORM 10-K

BOARD OF DIRECTORS

DIRECTOR NOMINEES

EXECUTIVE MANAGEMENT



3830 MONTE VILLA PARKWAY
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PHONE: 425-908-3600
FAX: 425-908-3650
WWW.NASTECH.COM
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END